UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE
YEAR ENDED DECEMBER 31, 2017

HOW TO USE THIS REPORT
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CONTENTS
OVERVIEW
2
About our reports
3
Directors’ statement of responsibility
5
Corporate proﬁle
6
Chairman’s letter
9
Highlights of the year
12
CEO’s review
13
Quick links
Picture:
Mponeng, South Africa
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1
ABOUT THIS REPORT
OUR PERFORMANCE
CHAIRMAN’S LETTER
HIGHLIGHTS
SECTION 1
OVERVIEW
SECTION 2
BUSINESS CONTEXT
SECTION 3
STRATEGY
SECTION 4
PERFORMANCE REVIEW
SECTION 5
ACCOUNTABILITY
SECTION 6
SHAREHOLDER INFO
Accountability
Shareholder information

OVERVIEW
SECTION 1
We provide an overarching view of our
reports, including the Chairman’s message to
stakeholders, our corporate proﬁle and the year’s
highlights, as well as the CEO’s account of our
delivery on the previous year’s commitments,
and the outlook for the year ahead.
About our reports
3
Directors’ statement of responsibility
5
Corporate profile
6
Chairman’s letter
9
Highlights of the year
12
CEO’s review
13
Picture:
Siguiri, Guinea
2
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

About this report
This integrated report, covering the year
from 1 January to 31 December 2017,
offers a concise review of our performance
and progress in delivering on our strategic
objectives, while taking into account our
external operating environment (the ensuing
opportunities and material risks identiﬁed),
as well as actions taken in mitigation. We
also report on our regional operational
performance and provide a view on our
growth options for the future and long-term
sustainability of the business.
Underpinning all that we do are our corporate
values, our code of ethics and our governance
framework. These are especially signiﬁcant
given the recent adoption of the King IV
Report on Corporate Governance for South
Africa, 2016 (King IV), to which an integrated
approach to the strategy and operations of a
business, are integral. Integrated reporting is a
natural outcome of this approach. King IV has
been applied throughout this report.
Our integrated report takes into account the
socio-economic context in which we operate,
the factors giving rise to the material risks
and opportunities that may affect our ability
to create value – including the gold industry
landscape – and the various interdependent
stakeholders whose needs, interests and
expectations have an impact on us.
Our reporting also acknowledges our role as
a corporate citizen within this context, and
the consequent rights, responsibilities and
obligations conferred upon us as a result.
The material risks and issues reported are
those considered most likely to affect the
sustainability of our business in the short,
medium and long term. In identifying these, as
well as any opportunities, we have taken into
account our operating context and stakeholder
feedback during the year. Our material issues
are discussed in full in the
<SDR>
.
The information presented in this report, aimed
primarily at current and potential investors
and ﬁnanciers, we believe should enable them
and other interested stakeholders to assess
the viability of our business and our ability to
create value.
In addition to King IV, this report is aligned
with the International Integrated Reporting
Council’s framework, the South African
Companies Act 71 of 2008 (as amended) and
the JSE Listings Requirements.
Scope and boundary
This integrated report covers the entire
company and its main business units and
functions, including joint ventures and
investments, over which we exercise control
or have signiﬁcant inﬂuence. Performance
is reported regionally, in line with our
corporate structure, and we report fully
on all operations managed by AngloGold
Ashanti. Those operations in which we have
an ownership interest but do not manage
– Kibali and Morila – are partially reported
in terms of their safety, environmental and
socio-economic performance. There were no
signiﬁcant changes to the scope, boundary or
measurement methods used in this report.
Restatements (if any) of comparatives,
are indicated.
As this is a group-level report, operating
targets and performance are discussed
regionally rather than by operation, although
certain detail on operational information is
given if appropriate. Additional information,
including maps of our greenﬁelds and
brownﬁelds exploration activities, is available
on our website, www.anglogoldashanti.com.
Information relating to joint ventures and other
interests is provided for context and elsewhere
if deemed material. Production, costs and
capital expenditure data is attributable,
unless otherwise indicated. Employee data
and average workforce data are reported for
AngloGold Ashanti with joint ventures reported
on an attributable basis. Employee data
includes both permanent employees
and contractors.
While this report covers the 2017 ﬁnancial
year, any signiﬁcant, material event that occurs
between the end of the year and the date on
which this report is approved is included.
ABOUT OUR REPORTS
USEFUL LINKS
Visit our reports website:
www.aga-reports.com
Visit our corporate website:
www.anglogoldashanti.com
Download the full suite of reports
Picture:
Moab Khotsong, South Africa
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3
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

OUR 2017
SUITE OF REPORTS
Click on any of the links below to download the relevant PDF
<IR>
Integrated Report
<SDR>
Sustainable Development Report
<AFS>
Annual Financial
Statements
<NOM>
Notice of Annual General
Meeting and Summarised
Financial Information
(Notice of Meeting)
<R&R>
Mineral Resource and
Ore Reserve Report
<WWW>
www.aga-reports.com
ABOUT OUR REPORTS CONTINUED
Integrated Report
<IR>
is the primary
document in our suite of reports and
provides a concise overview and
explanation of our performance in terms
of our strategic objectives, how we create
value and the outlook for the company.
Both ﬁnancial and non-ﬁnancial
performance are reviewed.
Notice of Annual General Meeting and
Summarised Financial Information
(Notice of Meeting)
<NOM>
is produced
and posted to shareholders in line with
the JSE Listings Requirements and
the requirements of the South African
Companies Act, 71 of 2008,
as amended (Companies Act).
Sustainable Development Report
<SDR>
,
compiled in line with the Global Reporting
Initiatives’ (GRI’s) latest G4 guidelines, is
published together with the accompanying
GRI scorecard and supplementary data.
Mineral Resource and Ore Reserve
Report
<R&R>
, presented in line with the
SAMREC and JORC codes, provides
detailed information on all our operations
and projects.
Annual Financial Statements
<AFS>
are prepared in accordance with the
International Financial Reporting
Standards (IFRS).
Operation proﬁles are compiled
for each of our mining operations
and provide a summary overview of
operating performance.
A dedicated annual reporting website,
www.aga-reports.com, hosts PDFs of the
full suite of these reports to facilitate ease
of access by, and communication with,
our stakeholders.
AngloGold Ashanti Limited’s 2017 suite of reports is made up as follows:
M
MINE
RAL
RESOURCE
AND
ORE
RESERVE
AND
O
ORE
RESERVE
REPO
REPO
RT 2017
NOTICE OF
ANNU
UA
AL GENER
AL
MEET
MEET
ING
2017
ANNUAL
ANNUAL
FINANCIAL
STATEMENTS 2017
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

ABOUT OUR REPORTS CONTINUED
Directors’ statement of responsibility
The board of AngloGold Ashanti Limited (AngloGold Ashanti) and the Company’s executive management consider the matters discussed in this report to be those that most inﬂuence our ability to successfully achieve our strategic objectives, create value and manage the risks we face, and believe that this report fairly records our performance in the past year.
The board, assisted by the Audit and Risk Committee and the Social, Ethics and
Sustainability Committee, is ultimately responsible for overseeing and conﬁrming the integrity and completeness of this
<IR>
and the entire suite of 2017 reports. The board, having
reviewed and applied its collective mind to the preparation, information and presentation of this report, declared that this
<IR>
addresses all material issues and presents a fair and
balanced view of our integrated performance for the year ended 31 December 2017.
On the recommendation of the Audit and Risk Committee, the board approved this
<IR>
on
19 March 2018.
Sipho M Pityana
Rhidwaan Gasant
Chairman
Chairman: Audit and Risk Committee
Srinivasan Venkatakrishnan
Christine Ramon
Chief Executive Ofﬁcer
Chief Financial Ofﬁcer
Approvals and assurance
Several internal processes, including, among others, management assurance and internal audit reviews of the information and data published in our reports, are conducted regularly. In addition, our operations are subjected to risk-based, integrated, combined assurance reviews focusing on commercial, safety and sustainability aspects of the business. The outcomes of these reviews and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of the group’s internal control systems and procedures.
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Quebradona, Colombia
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

CORPORATE PROFILE
AngloGold Ashanti,an international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by
production, AngloGold Ashanti is the third-largest gold mining company in the world.
Our business
Our business activities span the full spectrum of
the mining value chain. Such activities include
mitigating our impact on the communities and
environments in which we operate. To maintain
and strengthen our social capital, we aim to
create sustainable value for shareholders,
employees, and social and business partners
through safe and responsible mining and
discipline in the allocation of capital.
Over the past ﬁve years, AngloGold Ashanti
has transformed itself by increasing efﬁciencies
and competitiveness, focusing on safety
and sustainability performance, improving
margins, containing operating and overhead
costs, and generating positive cash ﬂows.
Given the current market environment and
the scrutiny of ﬁnancial capital allocation, we
ensure responsible capital distribution, in line
with business requirements. We do this while
optimising internal expertise to aggressively
identify and implement operational efﬁciencies,
reducing overhead costs, improving capital
discipline and pursuing other business
improvement initiatives without compromising
safety. We continue our focus on debt
reduction to further strengthen our balance
sheet and on improving the quality of our
portfolio. This we aim to do by unlocking value
from existing operations, and developing
brownﬁelds opportunities, the redevelopment
of the Obuasi mine, and other long-term
growth projects, including Colombia.
Our organisational and management
structure aligns with global best practice in
corporate governance. By using our human
capital efﬁciently, group support functions
cover planning and technical, strategy,
sustainability, ﬁnance, human resources, legal
and stakeholder relations. The planning and
technical functions focus on identifying and
managing opportunities, maintaining long-term
optionality, and ensuring the optimal use of our
intellectual capital through a range of activities
that include brownﬁelds and greenﬁelds
exploration as well as innovative research
focused on mining excellence.
Corporate status 2017
•
South Africa region restructured to
ensure sustainability of the business, as
a consequence of which, TauTona and
Savuka were placed into orderly closure,
while Moab Khotsong and Kopanang have
been sold, together with our interests in
the Nuclear Fuel Corporation (Nufcor)
and the Margaret Water Company. These
transactions were successfully concluded
on 28 February 2018
•
The feasibility study at the Obuasi Gold Mine
was completed. Agreements have been
reached with the government of Ghana for
the redevelopment of Obuasi, subject to
ratiﬁcation by Ghana’s parliament
•
At Yatela, closure remains on track with
completion scheduled for 2021
•
All other assets remained fully operational
•
Disclosure refers to continuing operations
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Siguiri, Guinea
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Safety is our
ﬁrst value.
We treat each
other with dignity
and respect.
We are accountable
for our actions
and undertake
to deliver on our
commitments.
We want the
communities and
societies in which we
operate to be better
off for AngloGold
Ashanti having
been there.
We value
diversity.
We respect the
environment.
OUR
VALUES
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

AMERICAS
1 Argentina
   Cerro Vanguardia (92.5%)
2 Brazil
   Serra Grande
   AGA Mineração
3 Colombia
   Gramalote (51%)
   La Colosa
   Quebradona (93.5%)
SOUTH AFRICA
9 South Africa
Vaal River
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona
(3)
Surface Operations
(4)
9
8
2
3
1
10
7
6
5
4
Argentina
Colombia
DRC
Tanzania
Australia
Ghana
Guinea
Mali
South Africa
Brazil
AUSTRALASIA
10 Australia
Sunrise Dam
Tropicana (70%)
LEGEND
Operations        Greenfields projects
CONTINENTAL AFRICA
4 Guinea
Siguiri (85%)
5 Mali
Morila (40%)
(1)
Sadiola (41%)
6 Ghana
   Iduapriem
   Obuasi
(2)
7 DRC
Kibali (45%)
(1)
8 Tanzania
   Geita
LOCATION OF ANGLOGOLD ASHANTI’S
OPERATIONS
AND PROJECTS
CORPORATE PROFILE CONTINUED
OUR PORTFOLIO OF ASSETS
As at 31 December 2017, our portfolio of 17
operations and three projects in ten countries
included long-life, relatively low-cost operating
assets with differing orebody types, located in
key gold-producing regions. These operating
assets were supported by greenﬁelds projects
and a focused exploration programme.
Our operations and projects are grouped
as follows:
South Africa
Vaal River, West Wits and
Surface Operations
International Operations
Continental Africa
Democratic Republic of the Congo (DRC),
Ghana, Guinea, Mali and Tanzania
Americas
Argentina, Brazil and Colombia
Australasia
Australia
Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.
(1)
Morila and Kibali are managed and operated by Randgold Resources Limited
(2)
Obuasi remained on care and maintenance in 2017. The feasibility study was completed and redevelopment of the mine is imminent
(3)
TauTona had its ﬁnal blast on 15 September 2017, and has now been placed into orderly closure
(4)
Surface Operations includes First Uranium SA, which owns Mine Waste Solutions
(MWS). MWS is managed and operated as a separate cash-generating unit
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Mponeng, South Africa
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

CORPORATE PROFILE CONTINUED
Geographic distribution of shareholders
(as at 31 December 2017)
•
United States
•
South Africa
•
United Kingdom
•
Rest of Europe
•
Asia
• Ghana
•
Rest of world
%
40
7
3 1 4
29
16
Exploration
Our exploration programme aims to establish
an organic growth pipeline to enable us to
generate signiﬁcant value over time.
We undertake greenﬁelds and brownﬁelds
exploration in both established and new
gold-producing regions through managed and
non-managed joint ventures, strategic alliances
and wholly-owned ground holdings. Our world-
class greenﬁelds discoveries include La Colosa,
Gramalote and Quebradona (Nuevo Chaquiro)
in Colombia.
Our product
Once mined, gold ore is processed into doré
(unreﬁned gold bars) on site and dispatched
to precious metals reﬁneries for reﬁning to a
purity of at least 99.5%, in accordance with the
London Bullion Market Association’s standards
of ‘good delivery’. The reﬁned gold bars are
then sold directly to bullion banks.
While gold is our principal product, several
by-products also make up a small proportion of
our manufactured capital output. By-products
are silver in Argentina, uranium in South Africa
and sulphuric acid in Brazil. In compliance with
all applicable legislation, great care is taken to
ensure the safe production, transportation and
storage of uranium and sulphuric acid, which
are hazardous materials. AngloGold Ashanti
complies with the International Atomic Energy
Agency’s (IAEA) safeguards regarding all its
uranium sales contracts and shipments. For
more information on uranium and its handling
process, see the South Africa regional review.
As of 1 March 2018, following the sale of the
Vaal River operations, which included the
uranium producing unit, AngloGold Ashanti will
no longer produce uranium.
Shareholders
AngloGold Ashanti is an independent gold
producer, with a diverse spread of shareholders
that includes some of the world’s largest ﬁnancial
institutions – see
Shareholder Information
.
The government of Ghana also holds a 1.55%
stake in the company with the respective
national governments holding direct interests
in our operating subsidiary in Guinea and joint
ventures in the DRC and Mali. In Argentina,
Fomicruz, a state company in the province of
Santa Cruz, has an interest in Cerro Vanguardia.
The primary listing of the company’s ordinary
shares is on the JSE in South Africa. Its shares
(or depository receipts) are also listed on
the New York, Australian and Ghana stock
exchanges. More detailed information on our
listings on various stock exchanges is provided
in Shareholder Information on page 196.
At 31 December 2017, AngloGold Ashanti
had 410,054,615 ordinary shares in issue
and a market capitalisation of $4.18bn
(2016: $4.29bn). Post year-end, at 19 March
2018, the date on which this report was
approved by the board, the company’s market
capitalisation was $3.71bn.
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Serra Grande, Brazil
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

It was a year in which the executive team,
once again oversaw the making good on its
commitments and continued execution of
the company’s strategy to deliver sustainable
improvements to cash ﬂow and returns. This
consistency in delivery is a hallmark of a
strong leadership team and a deep bench of
management and functional talent. This has
allowed AngloGold Ashanti to meet each of its
operating and cost guidance metrics for the
past ﬁve years, whilst extending its trajectory
of long-term improvements in sustainability
metrics, namely environmental stewardship,
safety and the all-important engagement with
our stakeholders. The improvements were
AngloGold Ashanti Stakeholders,
It is my pleasure t oreflect on
2017, another eventful year in
our emerging-market gold-mining
universe and beyond.
made despite an increasingly volatile operating
and market environment.
Global context
It was a year in which the world grew used to
a steady ﬂow of breaking news from the White
House in the US as President Donald J. Trump
settled into his new role. Across the Paciﬁc,
North Korea proved up to the task of matching
the drumbeat of aggressive political rhetoric
emanating from Washington DC, while in
Europe, Brexit talks lurched from one impasse
to another, with little more certainty now than
a year ago on how the UK will leave the EU.
In Italy, Germany and Hungary, right-wing
populists made signiﬁcant gains at the ballot
box, an ominous portent for political discourse
in the ‘developed world’.
Emerging markets were only marginally
less volatile. In the Middle East, a clutch of
Arab states, led by Saudi Arabia, severed
diplomatic ties with Qatar as part of broader,
regional hostilities against its one-time
ally Iran. This Cold War theme continued
elsewhere in the region as the multi-player
war in Syria, which has now drawn in Russia
and the US, raged on.
Brazil continued to reform its political arena
by going after corrupt elites, helping speed
its emergence from a brutal recession. In
Argentina, President Mauricio Macri pressed
ahead with unpopular, but necessary reforms.
In South Africa, in the days before Christmas,
Cyril Ramaphosa wrested control of the
governing African National Congress (ANC)
from Jacob Zuma and his loyalists. Only weeks
into the new year, Zuma was forced by the
ANC to resign as president of the country,
ushering in a new era of hope and economic
recovery, after a decade of wanton corruption
and mismanagement which took the country
to the brink of ﬁnancial ruin. This was a victory
for the country’s independent media and
civil society, which had exposed so-called
State Capture and called for his resignation.
Importantly, it was also a vindication of
the strength and robust structure of its
constitutional democracy.
Meanwhile, most major asset classes –
equities, bonds, commodities, property,
among others – continued to rise to dizzying
heights, fuelled by low interest rates. The
consensus emerging from the World Economic
Forum meeting in Davos in January of this
year, was that the world is primed for a period
of synchronised growth, turbo-charged by
sweeping tax cuts in the US and long-awaited
market reforms in France.
The US Federal Reserve continued its efforts
to normalise monetary policy, raising interest
rates in three 25 basis point increments to
1.50%. This did little to dampen market
enthusiasm, as many traditional ways of
pricing risk appear to have been abandoned
CHAIRMAN’S LETTER
Sipho Pityana
Chairman
Consistency
in delivery
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Overview
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Strategy
Performance review
Accountability
Shareholder information

CHAIRMAN’S LETTER CONTINUED
– or at least forgotten – by investors engaged
in an insatiable search for yield. For evidence,
look no further than Argentina, a country with
a history of defaults over the past century,
which managed to issue a 100-year bond.
In June, a month after a soldiers’ mutiny in
the Ivory Coast, and only six years after the
West African country’s previous default, the
country completed a spectacularly successful
debt issue that was almost ten times
oversubscribed. It ﬁnally issued $1.25 billion
of 16-year bonds with a 6.25 percent rate and
625 million euros of eight-year notes yielding
5.125 percent. These are historically low
borrowing costs that demonstrate the market
appetite for yield above all else.
Volatile times
All of this is to say that we live in volatile times,
with unprecedented economic and market
conditions that are likely to create additional
political and market volatility when these
trends start to revert to the long-term mean.
As countries and economies buffeted by these
forces try to adjust, we should be prepared for
unforeseen repercussions.
As they most often do, threats to the bullish
outlook on world markets have already
started to emerge. The US has announced
punitive tariffs on steel and aluminium imports,
the ﬁrst salvo in a trade war that will have
repercussions far and wide. Inﬂation has
started to raise its head as price increases
start to nose upward toward the US target
range, after ﬂatlining for years.
Staying the course on strategy
Gold is responding well to these external
factors, shrugging off the panic of rising
interest rates that have kept a lid on prices for
the past four or ﬁve years. It seems – for now
at least – that among gold investors the need
for protection from rising inﬂation is beating out
the fear of higher US rates, with the gold price
on average ﬂat through 2017, ﬁnishing the year
strongly. It has continued that trend through
the ﬁrst quarter of 2018.
Notwithstanding this helpful tailwind from the
gold price, the board is clear that it will not
relax the imperative for vigilance with respect
to the executives’ prudent management of
the business, which has been exemplary
since the severe downturn in the gold market
in 2013. You will read in the CEO letter, and
elsewhere in this report, that the management
of the company is more focused than ever on
ensuring continued pursuit of our strategic
objectives. This means intensifying scrutiny of
costs, exploring ways to make our operations
more productive and efﬁcient, strengthening
our balance sheet where possible, and making
further improvements to our portfolio.
As the board, we are in full support of the
executive’s view that the best way to manage
market risk in the long-term is to be ruthless in
our allocation of capital – ceaselessly searching
out ways to improve our portfolio and extend
the life of our existing assets, at reasonable
cost, through the development of project
options that generate returns above our hurdle
rates. Following this strategic path to long-term
self-sufﬁciency has not always been easy. We
have not issued new equity to the market for
the past eight years, relying instead on ‘self-
help’ to effect structural improvements to our
portfolio and to strengthen our balance sheet
through the reduction of our net debt by almost
a third. Only by effectively utilising our capital
and producing superior project returns can we
hope to remain a sustainable gold producer
than can offer acceptable returns to investors
and strong leverage to the gold price.
We are proud to have achieved this through a
combination of cash generation, cost savings
and asset sales. Operating cash generation
from the business remains strong and long-
term optionality continues to improve.
We made the difﬁcult call during 2017 to
restructure our South African portfolio, selling the
unproﬁtable Kopanang mine, and our prized –
but relatively short-life – Moab Khotsong asset,
and put the unproﬁtable TauTona mine into
orderly closure. This was a difﬁcult decision for
the company given the job losses we faced at
the start of the restructuring process, which were
subsequently saved through the asset sales.
This will reduce our South African business to
less than 15% of production, but allowed us
to shed loss-making ounces, whilst creating
additional ﬂexibility in our balance sheet. We
have also decided to move ahead to redevelop
our Obuasi Gold Mine in Ghana, with a plan that
we believe is robust, practical and appropriately
conservative in arriving at the attractive returns
that we anticipate from the project.
Local risk
On a more region-speciﬁc basis, we continue
to see the normal ebb and ﬂow of jurisdictional
risk across our portfolio. Australia’s gold
industry showed solidarity in helping rebuff
repeated attempts by the state government in
Western Australia to hike royalties and levy a
super-proﬁts tax, ultimately triumphing with the
argument that punitive taxes and constantly
changing legislation are severely detrimental to
the long-term sustainability of capital-hungry
mine investment.
We have seen encouraging improvements in
Ghana, where a new administration elected
on an anti-corruption ticket in late 2016, has
created an environment more conducive to
inward investment. Our decision to press
ahead on the Obuasi redevelopment is on
one hand based on a sound technical study,
and on the other, the strong support from the
government and local authorities in providing
a welcoming environment for job-creating
investment with several positive effects for that
economy – a true win-win situation.
I N T E G R AT E D R E P O RT
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CHAIRMAN’S LETTER CONTINUED
South Africa, too, has made decisive moves
in the right direction to attract investment by
promising to root out public mismanagement
and corruption, and to reduce the legal and
regulatory uncertainty that in recent years has
caused massive damage to its economy.
In Tanzania, President John P. Magafuli
has, since his election in 2016, made some
important steps toward introducing greater
accountability in the public service, rooting
out mismanagement and corruption, and
prioritising the progress of the country to
middle-income status by 2025. As one of the
largest taxpayers in the country, we are in
strong support of this overarching objective,
given the obvious beneﬁts that growth and
added stability bring to all investors active
in the country. The release in July of a suite
of new laws governing the extractive sector
has however created some uncertainty for
investors, who in turn have penalised the
valuation of assets in the country. The implied
value in the market of our Geita mine has
suffered as a result. We have reached out to
the government of Tanzania with the hope of
initiating a discussion that will help clarify the
co-existence of the new laws and regulations
with our pre-existing Mine Development
Agreement, which guaranteed us certain
ﬁscal stability when we ﬁrst committed billions
of dollars of capital investment to Tanzania.
It is important that such dialogue happens
and, we trust it will afford us the means to
provide certainty to our shareholders, funders
and employees; and to ensure the ongoing
investment in the future of that business, an
outcome that will beneﬁt all stakeholders.
Likewise, in the neighbouring Democratic
Republic of the Congo, the new Mining Code
has also created uncertainty with respect to
how the new law will be harmonised with the
guarantee of stability which was contained in
the previous Mining Code. We are, with our
joint venture partner and operator, and our
industry peers seeking an engagement with
the government, ahead of the publication
of the Regulations that will govern the
implementation of the new law.
The biggest requirements for the large, long-term
capital commitments that mining needs, is good
governance, regulatory certainty and the timeous
refund of corporate and indirect tax refunds,
which are important to ongoing reinvestment.
Equally, though, we are mindful that there
must be a quid pro quo, with lasting beneﬁt
provided to the countries which allow us to
extract their mineral wealth. We are working
hard to ensure improved linkages from our
operations to the broader economy through
speciﬁc focus on localisation of skills and a
commitment for an increasing proportion of
our total expenditure towards procurement
from local businesses.
Our Remuneration Report provides a wealth
of detail on the strides made in these areas,
particularly in our Continental Africa business
which, notwithstanding its growth in recent
years, has more than halved its complement
of expatriate staff. We have also placed added
emphasis on economic development initiatives
that will help incubate the very businesses that
over the long term can supply our needs and
those of the broader business community in
our host countries.
Dividend
In line with the approved dividend policy, the
board has applied its discretion in adjusting
the 2017 free cash ﬂow, pre-growth capital
expenditure metric for the $49m abnormal
South African retrenchment costs paid and
had approved a dividend of ZAR 70 cents per
share (approximately 6 US cents) per share.
Looking forward
As we look ahead to 2018, we will work
to ensure continued follow-through on our
strategic objectives and our ongoing work
to release latent value in this company. That
requires, among others, continued diligence
in extracting – in a safe, sustainable way –
as much beneﬁt from the natural resources
we mine as possible, while demonstrating
the equitable sharing of these beneﬁts with
all stakeholders. As ever, we also keep a
close eye on a range of strategic initiatives
that can complement those ongoing,
fundamental improvements.
Board and management
In 2017, the board bid a fond farewell to
Professor Wiseman Nkuhlu, who has made
an invaluable contribution and provided wise
counsel to the company over the years. I thank
him on behalf of the board and the company
for his support throughout the years. In April,
we then welcomed Sindiswa Zilwa, as a non-
executive director. Sindi is well regarded in the
areas of accounting, auditing and business
management, with extensive board and audit
committee experience in the public and private
sectors, traits that will beneﬁt us.
In closing, I’d like to thank our CEO, Venkat,
his executive management team, and
everyone throughout the organisation, for
their close adherence to AngloGold Ashanti’s
Values, which remain non-negotiable.
This absolute commitment to the ethical
prosecution of our overall strategy and
business plans, makes the job of chairing the
board of this company, one that I relish. I also
thank my board colleagues for their diligence
and commitment in overseeing the business.
Sipho M Pityana
Chairman
19 March 2018
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HIGHLIGHTS OF THE YEAR
Fatalities
6
11
7
7
8
2013
2014
2015
2016
2017
Safety is a journey, rather than a destination,
as we continue on the path to eliminating all
injuries from our mines while intensifying and
continually improving safety practices.
New safety benchmarks were set in 2017
– three consecutive, fatality-free were
achieved quarters for the ﬁrst time; posting
349 days passed in South Africa without
a fatality. International Operations set a
record of 495 days without a fatality on
28 January 2018. Mponeng – the world’s
deepest mine – passed 2 million shifts
without a fatality; and TauTona marked
more than a year without a fatality.
The South Africa region received the
MineSAFE award recognising AngloGold
Ashanti for the most improved safety
performance year-on-year. Regrettably, this
performance was followed by a series of
seismic-related incidents in the second
half of the year when we lost seven of
our colleagues.
For the second consecutive year, Geita was
declared the overall winner in the mining
sector by the Tanzanian Occupational Safety
and Health Authority (OHSA). Iduapriem was
recognised as one of Ghana’s safest mines at
an awards ceremony in Accra in November.
In improving our capability to respond
to safety risks, our focus remains on
embedding and integrating safety into our
business processes.
All-injury frequency rate
(per million hours worked)
7.36*
7.18
7.49
7.71
7.48
2013
2014
2015
2016
2017
* 7.15 if adjusted for the impact of the earthquake,
that occured in August 2014
Safety is our
ﬁrst value!
Picture:
Sunrise Dam, Australia
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Community
Overview
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Performance review
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Shareholder information

CEO’S REVIEW
Srinivasan Venkatakrishnan:
Chief Executive Ofﬁcer
This is a pursuit that is as rewarding as it is
challenging, particularly in a market as volatile
as the one in which we operate. The successes
that we have enjoyed would not have been
possible without the excellent team we have
assembled here at AngloGold Ashanti.
Consistency, reliability, capital
discipline and delivery
For those who are not familiar with our
company, it’s worth taking a quick step back
to tell you a little about ourselves. We are the
world’s largest and most diverse emerging-
market gold producer, with operations in nine
countries, spanning South America, South
Africa, Continental Africa and Australia. We
have a strong project pipeline in the short,
medium and long term, which is kept stocked
by a world-class exploration programme
around our mine sites and Colombia, the tenth
country in which we have a presence. We are
focused on returns – with investment expected
to deliver returns at least in the mid- to high-
teens through the cycle. Strict capital discipline
is our mantra, and we have not diluted our
shareholders by issuing new equity since
2010, when we extinguished a large, legacy
hedge position.
We have worked hard to make consistency
and reliable delivery on our commitments, the
hallmark of AngloGold Ashanti over the past
ﬁve years. To that end, production, costs and
capital have either been met, or improved on
our market guidance every year. This record
demonstrates our ability to effectively manage
the headwinds and volatility that come with a
single-commodity, emerging market portfolio.
I believe that this predictability is the absolute
minimum requirement to achieve the rerating
of our equity, and we will continue to
ensure that we set challenging targets and
then provide the right environment for our
operators to meet them.
We continue to place a premium on capital
discipline. Notwithstanding a muted gold price
over the past ﬁve years, we have worked
on our efﬁciencies and margins to generate
healthy cash ﬂows from the business, which
we’ve supplemented with some asset sales
as we’ve actively managed our balance
sheet and our portfolio. This combination has
allowed us not only to pay taxes and royalties
of $1.5bn over the past ﬁve years alone, but
to reinvest inward to improve the portfolio,
notably through $4.8bn in ongoing sustaining
capital as well as self-ﬁnancing the $1.8bn
development of two new, tier one assets in
Tropicana and Kibali.
In looking at the funding of the business,
we’ve favoured self-ﬁnancing our obligations.
Our legacy debt position, which we’ve
brought down by more than a third over
the past ﬁve years, has consumed about
$1 billion in interest payments and other
costs, while total dividends have accounted
for about a ﬁfth of that. Importantly, we’ve
done all of that without going to shareholders
to give us an equity top up at any time in the
past eight years, putting us in an increasingly
exclusive club.
Going forward – and obviously depending
on the gold price – we see the potential to
further improve returns to shareholders as
our operating cash ﬂows improve, while still
maintaining the integrity of the balance sheet.
Strategy – steady as she goes
Our strategy has remained steady over the
past ﬁve years, with our focus on safety,
active portfolio management and tightly
managing cost and capital to keep our
It is my pleasure to reflect on
another year of delivery on our
commitments, as we continue to
pursue our strategy of building a
sustainable, self-financing gold
producer that can create value for
stakeholders over the long term.
Consistency,
reliability,
discipline
and delivery
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balance sheet robust enough to handle any
market environment. We have continued to
invest in the long-term health and sustainability
of this business, through sustaining capital
expenditure, exploration, life-extension and
margin improvement projects and some
modest production growth.
All of these business pillars support our central
objective of improving cash ﬂow and returns,
on a sustainable basis.
Safety remains our ﬁrst priority. It was one of
the true highlights that, in the ﬁrst half of the
year, we managed to record 349 days without
an operating fatality at any of our mines. That
includes the ultra-deep operations here in
South Africa.
We have shown what is possible, with
Mponeng – the world’s deepest mine –
passing 2 million shifts without a fatality.
TauTona marked more than a year without a
workplace death, which I’m happy to say is
a feat that a number of our operations can
now claim. In fact, our entire International
Operations passed 495 days with no fatalities
– a truly remarkable achievement. We also
ended the year with another improvement in
our all injury frequency rate.
Similarly, I cannot articulate the disappointment
that we didn’t extend that further, after a series
of seismic events ended that run in the second
half of the year in South Africa. In the end,
we lost seven of our colleagues to workplace
accidents during 2017. My sincere and
heartfelt condolences go out to the families
and loved ones of those who passed on.
While we can celebrate the progress in many
areas, our safety performance fell short of our
own goals and we continue to search for ways
to improve. Safety is a journey, rather than a
destination. It’s a point we never forget, as
we continue on the path to eliminating injuries
from our mines.
Our teams have also been exceptionally busy
integrating our values into the execution of
our strategy, with an enormous amount of
work done on the environmental and social
elements of our business that are crucial to
our ability to maintain our social licences to
operate. This work includes the community
engagement that is so important in ensuring
we understand the needs of our employees,
our host governments and communities. It
also includes the design of investments in
areas that not only mitigate the impacts of
mining, but also make a lasting improvement
in the lives of the people in the towns, regions
and countries in which we operate. There are
initiatives underway in public health, economic
development, education, and water and
sanitation, to name a few. The detail of this
work, and also our overarching strategy in this
regard, is contained in a separate
<SDR>
,
which I encourage you to read.
CEO’S REVIEW CONTINUED
Production
(Moz)
4,6
4,4
4,2
4,0
3,8
3,6
3,4
Actual result
2013
2014
2015
2016
2017
Original financial year guidance range
All-in sustaining cost
($/oz)
1,150
1,100
1,050
1,000
950
900
850
Original financial year guidance range
Actual result
2013
2014
2015
2016
2017
Capital expenditure
($m)
2,200
1,800
1,400
1,000
600
2013
2014
2015
2016
2017
Actual result
Original financial year guidance range
Five years meeting or beating output guidance while restructuring the portfolio
Five years meeting or beating guidance on costs and capital despite inﬂation and volatile local currencies
Performance against guidance
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Highlights and lowlights
Looking back at 2017, there are several
highlights, and some lowlights.
Legislative and regulatory uncertainty continue
to be one of the most pressing concerns
facing this industry. In Tanzania, the ongoing
lack of clarity over how a suite of new laws
and regulations will impact the mining sector
– including those companies operating with
clear mine development agreements. The
lingering uncertainty has penalised the value
of investments in the extractive sector, as
equity investors have voted with their feet.
In the Democratic Republic of the Congo,
the promulgation of a new mining code has
caused signiﬁcant destruction of value as
investors weigh up the attractiveness of
deploying new capital, against the risk of
shifting legislative goalposts. And in South
Africa, the reviewed Mining Charter – replete
with its contradictory legal provisions,
lack of sufﬁcient engagement and litany of
punitive prescripts – has thankfully been
suspended, pending a negotiation with the
new government leadership, though not before
causing signiﬁcant damage to investment in
the country.
We will continue to engage with governments
across our portfolio, to explain the need
for consistency and certainty, and also to
communicate the value proposition of having
a reputable, modern extractive industry that
can leverage real beneﬁt to host communities
and countries.
There were several highpoints during the year.
We saw our investments across the portfolio
helping to deliver production growth at 4%.
Cash ﬂows were also strong. We managed
to more or less break even on this basis,
notwithstanding the previously ﬂagged higher
capital expenditure during the year, as we put
money to work internally, extending the life of
our best assets and improving margins across
the portfolio where possible. Our suite of high-
return brownﬁelds projects all stayed well on
track and within our budget projections. We
also funded the restructuring in South Africa.
A look at our Mineral Resource and Ore
Reserve statement this year will show that we
managed to offset almost all depletion through
production, with an Ore Reserve of 49.5Moz,
despite the strong production performance.
Importantly, we have kept a conservative
$1,100/oz price at which we calculate our
Ore Reserve. Notable, too, is our maiden Ore
Reserve of 1.8Moz in Colombia, which we
believe will be the ﬁrst of many more over time,
as we start to bring this important jurisdiction
to account.
CEO’S REVIEW CONTINUED
Delivering on our commitments
Significant progress has been made as we restructure the South African operations and move forward with the redevelopment of Obuasi
Further
improved
safety
and
sustainability
performance
Advance
low capital,
high return
brownﬁelds
opportunities
Continue
investment
to
enhance
margins
and
cash ﬂow
Extend
asset
lives
through
focused
exploration
Maintain
balance
sheet
ﬂexibility
Advance
South Africa’s
operational
turnaround
and
restructuring
Revisit
Obuasi
feasibility
study
; assess
all options
Move
Colombia
projects
up value
curve; reduce
holding cost
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CEO’S REVIEW CONTINUED
The strong overall operating and ﬁnancial
performance in 2017 – which is unpacked in
detail in this report and in Christine’s CFO’s
review, in particular – helped us declare a
dividend again since resuming payments
in 2016, answering some of the questions
around our ability to reinvest and offer a direct
return, albeit a modest one. Just to repeat
what I said last year, the dividend really is
a way of instilling capital discipline into the
business, giving back the ﬁrst slice of free
cash to shareholders before reinvestment for
growth. It is akin to a shareholder’s royalty.
We hope to improve this over time, as we
pursue our strategy and focus closely on
improving efﬁciencies, cost management and
appropriate investment in the enhancement of
the portfolio.
Scorecard
At the beginning of 2017, we shared an
ambitious list of priorities, and we covered
good ground in fulﬁlling those commitments.
While we saw improvement in our key
safety indicators, it is important that we
keep continued focus on the workplace
fatalities that remain a feature in our business,
particularly in South Africa. And while we take
encouragement from the new benchmarks we
set, we are more committed now than ever in
applying every tool at our disposal to eliminate
injuries – and especially fatalities – from our
work sites.
We saw improved adjusted EBITDA margins
and the exploration success mentioned above,
which helped offset most of our depletion.
Colombia is edging up the value curve at a
lower cost, as promised a year ago.
We made strong progress in restructuring
our business in South Africa, agreeing the
sale of the Moab Khotsong and Kopanang
mines, and associated infrastructure, and
taking the tough decision to place TauTona
into orderly closure to curb unsustainable
losses. The decision to part with these assets
was difﬁcult, given the job losses we faced
at the start of the restructuring process, but
the majority of these jobs were subsequently
saved in fulﬁlment of the terms of the asset
sales. We also saw Moab Khotsong’s
future being best served under different
ownership, given that our own competing
capital requirements would probably mean
that Moab’s Zaaiplaats life extension project
would be less likely to be approved within
an appropriate time, as part of AngloGold
Ashanti’s global portfolio.
The sale of Moab Khotsong to Harmony
Gold Mining Company Limited for $300m
was agreed in October and concluded post
year-end at the end of February. The sale
of Kopanang to Heaven-Sent SA Sunshine
Investment Company Limited for R100m,
which agreed to purchase the mine and
the accompanying plant, rescued the site
from closure and helped save as many as
3,000 jobs. TauTona, where shaft-sinking
commenced in the late 1950s, was placed into
orderly closure at the end of 2017.
All of the costs of these restructurings, including
the ﬁrst tranche of retrenchment costs paid
to employees, were self-funded. Gross sale
proceeds of R3.8bn have already been put to
work in reducing our borrowings in South Africa
and so further improving our ﬁnancial ﬂexibility.
But perhaps the most notable point to be
made is our decision to move ahead on the
redevelopment of Obuasi in Ghana. This is
a fundamentally re-engineered project that
we believe is one of the more attractive new
developments, from a return and capital
intensity perspective.
Obuasi
It bears taking a moment to explain our
decision to move ahead on Obuasi, which
has had a checkered operating history since
we took control of it in 2004, following the
business combination with Ashanti Goldﬁelds.
I’ve always said that you can’t change the tyre
of a car while it’s in motion. We learned this
lesson after years of trying to operate the old,
labour intensive and inefﬁcient Obuasi, while
simultaneously trying to make a fundamental
change to its mode of operation.
Instead of trying to transform a labour-intensive
operating asset into a modern, mechanised
operation while it was on the go, we decided
to take it down to limited operating mode
Picture:
Obuasi, Ghana
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CEO’S REVIEW CONTINUED
in 2014, retrench the entire workforce and
start from scratch. We’ve now done that,
and with the beneﬁt of three years, we’ve
studied every aspect of the project – from
the geology to the labour model, and from
mining and environmental management to
social responsibility. We now have strong
government support, evidenced by a suite of
agreements covering the redevelopment and
ongoing operations, and we believe now is the
right time to push ahead.
So, let’s look at the fundamentals. Obuasi is a
tier one asset with a 20-year-plus life that we
expect to have in production by the end of next
year. It has best-in-class capital intensity, with
approximately $450m to $500m in initial project
capital (excluding pre-production capital of
$64m) needed to give us an annual production
rate over life of 400,000oz – 450,000oz. Margins
are good, too, with all-in sustaining costs
estimated to average around $800/oz over the
mine life.
It has high grades, an elusive quality in short
supply these days. The orebody averages 8.1g/t
of gold, which is impressive by any standard.
It’s also big, with about 5.9Moz of Ore Reserve.
The Mineral Resource is 34.1Moz, giving us
scalability in production or life, over the project
life. Total production is expected to be 8.6Moz
over 21 years, with scope for optimisation and
life extension during that period.
The project capital will be phased, with 25% of it
spent this year, 55% next year and the remainder
in 2020. Of course, the early production – ﬁrst
gold is expected at the end of 2019 – will help
lower the cash call on the company over that
time. And ﬁnally, the returns are good. We expect
payback in less than 6.5 years, and to be cash
positive from year four. At gold prices ranging
from $1,100 to $1,240/oz, the internal rate of
return ranges from 16% to 23%.
1
Pipeline
A pipeline of real options is critical if you don’t
want to run out of road in two or three years,
and be forced to turn to expensive mergers
or acquisitions to stay in the game. While
Obuasi is the largest and most visible part of
our current pipeline, we are fortunate to have
a wealth of other options that we continue to
replenish and develop, as the case may be.
In the short term, the Siguiri hard rock project,
Mponeng Phase 1 and the Kibali ramp-up
are delivering both production and margin
growth, together with mine life extension.
In the medium term, Obuasi sits alongside the
Tropicana Long Island open-pit expansion, which
will deliver the next phase of improvements for
our cornerstone Australian operation.
A little further out, the Gramalote project
and the high grade copper/gold project at
Quebradona, will deliver value from Colombia,
while the Sadiola Sulphides project in Mali and
Phase 2 of Mponeng in South Africa remain
USEFUL LINKS
1
See also Regional reviews for more details
2018
DELIVERABLES
New quality ounces
Lower costs proﬁle
Extended LOM
Siguiri hard rock project
•
Extends LOM, enhances net asset value
2018-2020E Average:
c.355k oz @ AISC $910/oz
Mponeng Phase 1
•
Access higher grades
2018-2020E Average:
c.268k oz @ AISC $1,105/oz
Kibali underground development
•
Extends LOM, improves cost
2018-2020E Average:
c.340k oz* @ AISC $700/oz
2019
DELIVERABLES
New production
Enhanced margins
Ore Reserve additions
Obuasi start redevelopment
•
20+ year LOM, attractive returns
2020-2022E Average:
c.350koz @ AISC $800/oz
Tropicana – Long Island
•
Enhance margins, extend LOM
2018-2020E Average:
c.330k oz @ AISC $950/oz
Gramalote development
•
Attractive returns in a new area
•
Feasibility study underway
OPTIONS BEYOND
2020
Expansion opportunities
Potential for new development
Value-creating exploration
Sadiola sulphides project
•
High return, LOM extension
•
Certain government agreements required
Quebradona development
•
Prefeasibility study by early 2019
•
Maiden Ore Reserve declaration
Mponeng Phase ll
•
Mine life extension
* Attributable
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CEO’S REVIEW CONTINUED
options for us in the longer term. The projects
are all detailed in the Regional review section
elsewhere in this report.
Outlook: 2018 commitments
The CFO’s review will also take a detailed
look at our guidance, but allow me to provide
a high-level overview. We expect modest
improvements in production (from our new
base) and also in all-in sustaining costs, driven
by improving efﬁciencies and lower sustaining
capital expenditure as some of our brownﬁelds
investments near completion and begin to
deliver. Our International Operations team
is hard at work on an intervention to further
improve efﬁciencies and reduce costs, notably
by benchmarking each of their key operating
elements at every site, to global best practice.
By doing that, we will better understand the
potential of each orebody and each plant, from
a production and cost perspective. I urge you
to watch our performance in the next year and
beyond, to see how much more we can deliver
from the business for the beneﬁt of
all stakeholders.
We have a clear set of priorities ahead of
us. We will work to ensure the optimisation
of the remaining surface and support
businesses in South Africa, to ensure they
match our smaller production base.
We will continue our engagement with
our hosts in Tanzania, to ﬁnd the requisite
clarity around the legislative and regulatory
environment. We will, to be clear, be looking
for a pathway that ensures the long-term
viability of an asset that is important not only to
us, but to Tanzania as a whole.
In the DRC, we believe that the recently
promulgated Mining Code will disincentivise
new investment. We are working with our
joint venture partner and peers in the industry,
in engaging with the government to ensure
issues in the current agreement and other
relevant matters are appropriately catered
for in the regulations that will govern the
implementation of the Code.
We will, as always, continue to look for ways
to unlock latent value from within our portfolio,
while advancing our exciting set of projects to
completion – on budget and on schedule.
And ﬁnally, we will ensure that we do justice
to the spectacular high-grade orebody at
Obuasi which, for decades, has been waiting
to be modernised and capitalised in the
way that we’re now proposing – to ensure
a proﬁtable, long-life, high-margin gold
mining operation.
We’ll report back next year – as we always do
– on progress against each of these tasks.
Conclusion
In closing, I’d like to thank the shareholders
and lenders who own and ﬁnance the activities
of this business, for their continued loyalty
and support. We are committed to prudently
managing this business in order to create
long-term value. To our host governments and
communities – as well as their representatives
in civil society – we are mindful that you
provide our licence to operate. We renew our
commitment to working closely with you to
realise value and to ensure that we will endure
beyond the lives of our operations and to do
what we can to elevate that pledge beyond
simple corporate platitude into a tangible beneﬁt
that can be spread as widely as possible.
To the AngloGold Ashanti team – from
our Chairman Sipho Pityana, the Board
of Directors, the executive team, to each
and every employee and contractor in the
business – I thank you for your guidance and
support and doing so much more than just
simply showing up to work each day; your
commitment and initiative are truly humbling
and I remain grateful for your unstinting effort.
Srinivasan Venkatakrishnan
Chief Executive Ofﬁcer
19 March 2018
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

BUSINESS
CONTEXT
SECTION 2
We explain our business in context and how
we use our resource inputs to deliver desired
outcomes, while managing the impacts
and related material issues to achieve our
intended outputs.
Business model – creating value
20
Material concerns and our external environment
24
Stakeholder engagement and material issues
29
People are the business
36
Picture:
Cerro Vanguardia, Argentina
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

BUSINESS MODEL – CREATING VALUE
We do not conduct our business in isolation. We operate within the global environment where external factors, can impact our ability to create and deliver sustained value. These factors include:
Rigorous, risk management
involves identifying and
managing the risks and
mitigating their effects.
Exploration
Finding, identifying and
evaluating, economically
viable gold deposits
Mine development
Establishing the necessary
infrastructure to access
deposits via vertical shafts
and decline ramps
(in underground mining)
or material stripping
(in open-pit mining)
Mining
Extracting the gold-bearing
ore – either from deep-level
underground mines or from
shallow, open-pits –
and transporting it to the
gold plants
Processing
Processing the ore mined
to extract the gold, which
is smelted to produce doré
(unreﬁned gold bars),
and any by-products that
may occur
Reﬁning
Reﬁning the doré to a
speciﬁed level of purity of
at least 99.5% to produce
gold bullion that is sold to
international bullion banks
Rehabilitation and closure
Rehabilitating and restoring
the land for alternative
sustainable economic
uses. This is part of the
closure process that begins
once all the gold-bearing
ore in a deposit has been
economically mined or
is depleted
AngloGold Ashanti’s core business, the production of gold, involves a pipeline of activities:
OPERATING CONTEXT AND RISK MANAGEMENT
To create value for our shareholders, employees and society (communities, governments) by safely, responsibly and profitably exploring for, mining and marketing our products. Our primary focus is gold, but we will pursue value-creating opportunities in other minerals where we can use our existing assets, skills and experience to deliver value.
OUR
MISSION
See Material concerns and our external environment
See Managing and mitigating risks
•
Supply-demand dynamics in the gold market
•
Global economies and capital markets, especially US interest rates
•
Exchange rates
•
Regulatory changes and political environment
•
Availability of natural resources
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

BUSINESS MODEL – CREATING VALUE CONTINUED
INPUTS
… use various capital inputs, such as
people, to develop and implement the
technology necessary to discover gold-
bearing ore bodies, to evaluate their
economic viability. These people have the
necessary skills and equipment to develop
and operate our mines.
OUTPUTS
… produce gold and other by-products
(silver, uranium and sulphuric acid) which we
sell to generate income. We also generate
waste which is responsibly stored and/or
disposed of.
IMPACTS
… manage the impact of our business
activities and maximise efﬁciencies in the
use of inputs to reduce and mitigate the
effects on the environment, communities, or
on the people with whom we work.
OUTCOMES
… deliver on our strategic objectives
to operate as efﬁciently as possible, to
generate sustainable cash ﬂow and returns,
and to distribute the value created to
our stakeholders.
In conducting our business, we...
In line with our strategic objectives, we optimise the use of various types of capital to enhance the outcomes achieved by our activities.
Picture:
Geita, Tanzania
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

BUSINESS MODEL
– CREATING VALUE
CONTINUED
THE CAPITALS
EMPLOYED TO
CREATE VALUE
Optimising our use of
various forms of capital,
enhancing outcomes and
managing trade-offs
Picture:
Mponeng, South Africa
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NATURAL
CAPITAL
N
FINANCIAL
CAPITAL
F
MANUFACTURED
CAPITAL
M
HUMAN AND
INTELLECTUAL
CAPITAL
H
SOCIAL
CAPITAL
S
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

BUSINESS
MODEL
CONTINUED
OUTPUTS
2017
CONTINUED
INPUTS
OUTPUTS
OUTCOMES
IMPACTS
Milled and treated 83.8Mt of gold-bearing ore, yielding total attributable production of:
… and in the process:
GOLD
SILVER
URANIUM
3.8Moz
6.2Moz
SULPHURIC ACID
0.8Mlb
203t
GENERATED
102,964t
of waste (hazardous and non-hazardous,
excludes hydrocarbons) (2016: 100,549t)
DEPOSITED
89.8Mt
of tailings (2016: 85.5Mt)
PLACED
191.6Mt
of overburden and waste rock
(2016: 162.6Mt)
(2016: 3.6Moz)
(2016: 4.9Moz)
(2016: 0.8Mlb)
(2016: 195t)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

In this section, we consider external
issues that have, or could have, an
impact on our ability to create value
in the short, medium or long term;
that may prevent us from delivering
on our strategic objectives; and/or
which may influence our economic
viability and the sustainability of
our business.
Gold market
Investors added more gold to their
portfolios during the year as political and
macroeconomic uncertainty increased
and inﬂation expectations started to rise.
Positive momentum held for much of the
year, helping to offset the potentially negative
impact of expectations for further interest
rate increases in the US. The gold price
averaged $1,258/oz over the 12 months
compared with $1,249/oz in 2016. It
touched a low of $1,152/oz on 1 February
2017 and reached a high of $1,347/oz for
the year. The gold price closed off the year
MATERIAL CONCERNS
AND OUR EXTERNAL ENVIRONMENT
Jan 2017
Dec 2017
Average monthly gold price
January 2017 to December 2017 ($/oz)
1,000
1,100
1,200
1,300
1,400
Source: Bloomberg
Jan-Jun 2017
Average gold price
$1,238/oz
$1,276/oz
Jul-Dec 2017
Average gold price
at $1,306/oz. Continued gold investments
into portfolios, with inﬂows into gold-backed
exchange-traded funds totalled $8.2bn or
6.72Moz, compared with 14.18Moz in 2016.
Speculators increased their net long gold
position by 7.36Moz year-on-year on the Comex
commodity exchange, further underpinning the
positive sentiment in the gold market.
Global stock markets ended the year at or
near record highs. The MSCI All-Country World
Index gained 22% or $9 trillion, during 2017,
a new high, as global growth accelerated and
investors bet on continued improvements to
corporate earnings. Additionally, US president
Donald Trump’s tax reform policies and the
US Federal Reserve’s gradual approach to
normalising monetary policy further buoyed
equity markets. These record valuations
coincided with continued strength in most
other asset classes in developed markets,
including property, bonds and alternatives
like collectibles and cryptocurrencies, though
some of the enthusiasm over the latter has
waned in the new year.
Monetary policy tightening across the globe
pushed up global short-term bond yields while
long-term yields remained relatively ﬂat. The
US Federal Reserve increased interest rates
three times during the year, by 25bps each
time, setting the target range between 1.25%
and 1.50%, while the Bank of England lifted its
benchmark rate during November for the ﬁrst
time in a decade to 0.50% (from 0.25%). The
European Central Bank claimed victory over
deﬂation and signalled that its monetary policy
would become gradually less expansionary.
Bond markets remained strong as investors
from developed countries offering historically
low yields on government debt, sought to
bolster returns by investing in asset classes
with traditionally higher risk levels, including
emerging market sovereign debt. As a result,
emerging market currencies strengthened and
borrowing rates from these countries remain at
or near multi-year lows.
Even geopolitical concerns about a US-
led nuclear war with North Korea, political
upheaval in Europe with the Catalan separatist
movement in Spain, a continued swing to
the right in several EU Member states and
an inconclusive German election, failed to
dampen sentiment. Surprisingly, the global
volatility index is trading at historically low
levels, despite being impacted by all the
aforementioned political events.
The US dollar price of gold rose 13% from
the ﬁrst to the last trading day of the year, its
biggest annual gain since 2010, outperforming
most major asset classes, other than stocks.
Aside from the tailwinds from geopolitical
uncertainty, gold received some support from
a weakening US dollar and elevated equity
valuations created concern over a potential
market correction. Debt investors were also
concerned about a record bull market that
was threatened by increasing prospect of
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

MATERIAL CONCERNS
AND OUR EXTERNAL ENVIRONMENT
CONTINUED
a normalisation in rates. The geopolitical
instability further heightened investor
uncertainty and fuelled ﬂows into gold, which
remains a hedge against these risks.
Central banks were also very active in the
gold market, with Russia increasing its
holdings, particularly in the last two months
of the year. The central banks remained an
important source of demand for gold and net
purchases by central banks recorded a gain
of 48% for 2017, up 123t to 381t compared
to 258t in 2016.
Jewellery demand
Jewellery consumption for 2017 was also
up 13% compared to 2016, with all major
regions recording year-on-year gains. India’s
jewellery consumption increased by 8% in the
last quarter of the year, helped by a surge in
sales during Dhanteras (the ﬁrst day of Diwali)
and lower prices toward year end. Jewellery
fabrication also increased 5.5% in 2017 from
2016. Chinese demand slipped 2% year-on-
year, with ongoing losses in the pure gold
segment as consumer preferences continued
to shift towards more fashionable pieces with
lower gold content. It is worth adding that after
posting double-digit percentage declines on
average since its 2013 peak, China’s jewellery
offtake appeared to have ﬁnally stabilised in
2017. Total physical demand increased on an
annual basis, with physical demand up 10.6%
from 3,555.9t in 2016 to 3,931.6t in 2017.
Gold supply was broadly unchanged and
mine production rose fractionally to 3,268.7t
in 2017 (2016: 3,236.0t), while there was
net dehedging of 30.4t. Recycling levels
declined by 10% year-on-year to 1,160t
in 2017. Scrap volumes remained ﬂat
year-on-year.
Capital markets
We entered 2017 in a subdued gold-
price environment and with higher capital
expenditure expected for the year as we
committed to investing in brownﬁelds
projects to extend mine life and/or improve
margins from key assets. The South African
operations performed poorly during the ﬁrst
quarter of the year, but recovered over the
remaining nine months. The International
Operations showed strong results
throughout the year, with good cost control
and projects that continue on schedule and
on budget.
Political uncertainty continued to spread
across many mining jurisdictions, particularly
with respect to ﬁscal and regulatory
uncertainty, with countries including the
Philippines, Ivory Coast, South Africa, Tanzania
and the DRC affected. Investors remained
wary of companies with signiﬁcant exposure in
these jurisdictions and gravitated toward those
with production from countries perceived as
more stable.
Picture:
AGA Mineração, Brazil
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

MATERIAL CONCERNS
AND OUR EXTERNAL ENVIRONMENT
CONTINUED
During the year, we focused on clarifying
the long-term beneﬁt from our strict capital
allocation philosophy, which prioritises
self-sufﬁciency over the long term. We
also outlined the reinvestment programme,
prospects for growth from key assets
in coming years, details of Obuasi’s
redevelopment, and the beneﬁts from
the restructured South African portfolio.
However, we believe that growing political
and regulatory uncertainty in the DRC and
Tanzania, as well as the impact of sluggish
VAT remittances on cash ﬂows, remained a
signiﬁcant drag on the valuation.
The group was able to deliver a strong
production result, robust cash generation from
operations, disciplined capital allocation, clear
delivery on our strategic objectives and the
payment of a second consecutive dividend,
after resuming dividend payments in 2016.
In South Africa, the operating environment
has improved. Two asset sales announced
in 2017 were ﬁnalised at the end of February
2018, and the prospect for greater regulatory
certainty improved with a change of guard
in both the Presidency and the Ministry
of Mineral Resources. In Ghana, the new
administration elected in late 2016 continued
to deliver on its anti-corruption and investor-
friendly promises made during the election.
Legacy issues: silicosis
Settlement negotiations between the
Occupational Lung Disease (OLD)
Working Group and the class action’s legal
representatives have reached an advanced
stage. The OLD Working Group represents
African Rainbow Minerals, Anglo American
South Africa, AngloGold Ashanti, Gold Fields,
Harmony and Sibanye-Stillwater. The class
action members are represented by Richard
Spoor Inc, Abrahams Kiewietz Inc and the
Legal Resources Centre.
Given progress made by the OLD Working
Group since 31 December 2016, AngloGold
Ashanti management has estimated, within
an acceptable range, AngloGold Ashanti’s
share of a possible settlement of the class
action claims and related costs. AngloGold
Ashanti has provided for this obligation and
recorded an expense of $63m for the year
ended 31 December 2017. The ultimate
outcome of these negotiations and the court
sanction of the agreement remains uncertain
and, accordingly, the provision is subject
to adjustment in the future. In view of this
progress, on 10 January 2018, in response
to a request from all parties involved in the
appeal to the Supreme Court of Appeal (SCA)
in respect of the silicosis and tuberculosis
class action litigation, the Registrar of the
SCA postponed the hearing date of the
appeal until further notice. For more detail
and history on the silicosis class action see
notes to the
<AFS>
.
The OLD Working Group remains of the view
that achieving a comprehensive settlement
that is both fair to past, present and future
employees and sustainable for the sector, is
preferable to protracted litigation. To this end,
the companies have been holding settlement
talks with the lawyers acting for the workers
who ﬁled the legal proceedings and are
conﬁdent that they could reach a settlement.
The OLD Working Group will continue with
its efforts to ﬁnd common ground with all
stakeholders, including government, labour
and the claimants’ legal representatives. The
Group continues to assist the Medical Bureau
for Occupational Diseases (MBOD) and
Compensation Commissioner for Occupational
Diseases (CCOD), which are government
departments responsible for certiﬁcation
and compensation of mineworkers with
OLD, to ensure effective administration of its
responsibilities in terms of the Occupational
Diseases in Mines and Works Act (ODMWA).
Regulatory environment
Regulatory changes and uncertainty
The sector is facing various legislative reforms,
some of which have resulted in increased
resource rents in certain of the jurisdictions
in which we operate. Some of the current
and/or proposed changes have come with
uncertainties which impact market perceptions
of the sector and the company.
Regulatory uncertainty was most pronounced in
South Africa, where a reviewed Mining Charter
was tabled (and subsequently withdrawn by
the new Ramaphosa administration for a further
consultative process); in Tanzania, where a new
suite of laws and regulations were gazetted;
and in the DRC, where an amended mining
code was enacted in March 2018. In Australia,
two attempts to hike royalties and apply a
windfall tax were rebuffed by the Western
Australian state legislature.
1
For details on
these see the Regional sections.
2
Elections are planned in the next 12-18 months
in certain of AngloGold Ashanti’s operating
jurisdictions, including Colombia, Mali, South
Africa and the DRC. The period before and
immediately after elections is often one of
heightened uncertainty as politicians campaign
to change key legislation and policy.
USEFUL LINKS
1
See Australasia in the Performance review
2
See Regional reviews
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

MATERIAL CONCERNS
AND OUR EXTERNAL ENVIRONMENT
CONTINUED
Brazil began emerging from a painful
recession. Despite the country’s poor
economic growth and some public unrest,
AngloGold Ashanti’s operations continued to
operate normally. The company will continue
to lobby for policy beneﬁcial to investment
in the industry, through the Brazilian
Mining Association.
In Colombia, the peace accord reached by
the government and the Fuerzas Armadas
Revolucionarias de Colombia (FARC) in late
2016, was implemented in 2017 though its
progress was slowed down later in the year by
a Colombian Constitutional Court ruling to end
the ‘fast track’ mechanism for passing various
of its provisions.
Social licence to operate: competing for
resources and infrastructure
Mining often creates competition for
resources, such as land, water and electricity.
The challenge for mining companies is to
strike the right balance between successfully
conducting their operations while limiting,
mitigating or offsetting the negative impact on
the communities and societies in which they
operate. AngloGold Ashanti’s work towards
sustainable mining, including environmental
stewardship, is covered in the stakeholder
engagement section, under communities, and
is detailed in the
<SDR>
.
1
Water
Water remains a scarce resource and is an
increasingly critical social, environmental
and economic issue which demands careful
attention given that the company has
operations in areas that are water scarce
and others which are prone to torrential
rainfall during parts of the year. Efforts are
underway to proactively reduce consumption
by recycling water and using groundwater
draining into underground operations that
would otherwise be discharged. “Clean-
dirty” water separation principles are applied
and rainwater is diverted from operations to
the greatest extent possible. In 2017, Mali,
Tanzania, Ghana and Guinea experienced
regional droughts, although our operations
were not affected.
In addition to harvesting rainwater for our
operational needs, we also draw on three sources
of raw water: groundwater from boreﬁelds, or
water collecting in underground operations from
ﬁssures and cracks; water purchased from utilities;
and, where permitted, limited water drawn (under
licence) from surface sources, such as rivers or
lakes. We continually work to optimise the use of
raw water in our operations, and ensure the safe
discharge of excess water. We recognise water
recycling as a key feature of water stewardship,
and we track water recycling efﬁciency. The
company’s raw water imports have increased by
3% year-on-year, mainly due to lower rainfall in
several of our operations which necessitated more
water imports. For water usage statistics see the
Five-year statistics in the Regional Performance
section
2
.
In Tanzania, an additional pipeline built to supply
water from Lake Victoria also provided access
to water for irrigation for many communities
and farmers alongside the pipeline’s path. In
Ghana, Iduapriem experienced abnormally low
rainfall, which required increased water transfer
from the Block 7 pit lake. Siguiri Mine in Guinea
required increased water from the Tinkisso River
due to poor rainfall.
In South Africa, management of extraneous
water from neighbouring mines is a key focus
area to protect AngloGold Ashanti’s own
operations downstream. In 2017, AngloGold
Ashanti adjusted the pH of acidic water
draining from the abandoned Blyvooruitzicht
mine, which allowed it to be used in mining
and gold processing circuits and offsetting
fresh water imports to the operation.
Electricity
Most of AngloGold Ashanti’s energy
requirements are generated from fossil fuels,
either purchased from utilities or generated
by its operations. A minor percentage of the
energy used is sourced from hydropower, with
Brazil and the DRC most notable in this regard.
AngloGold Ashanti’s energy consumption is
8.9% lower since 2013, as a result of cost
savings, energy efﬁciency initiatives and
reduced number of operations. More than
95% of the company’s greenhouse gas (GHG)
emissions arise from energy consumption.
Approximately 70% of 2017 GHG emissions
arose from the South African operations
due to use of emission-intensive coal-based
electricity, purchased from the national utility.
Energy efﬁciency is a key element in the
South Africa region’s strategy. Some of the
energy reduction efforts include energy
management and reporting processes,
together with various efﬁciency projects across
all operations. Additionally, in South Africa,
back-up generators for disaster recovery are
in place to ensure employee safety in case of
an emergency and to prevent infrastructural
damage during outages. Over the years,
annual energy intensity has improved
consistently in terms of GJ per tonne of ore
treated. It is expected that in the coming
year, the reduced number of operations in the
region, following the sale of assets, will reﬂect
a reduction in the overall usage of electricity.
USEFUL LINKS
1
See: www.aga-reports.com
2
As detailed in the Five-year statistics in
Performance Review.
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Business context
Strategy
Performance review
Accountability
Shareholder information

MATERIAL CONCERNS
AND OUR EXTERNAL ENVIRONMENT
CONTINUED
Australian operations achieved full conversion
from oil- to gas-powered generation. A small
number of diesel units remain at each site to
provide peak-load capability and emergency
back-up power for critical systems should
there be any interruptions in gas supply. In
Australia, Tropicana applied to the Clean Energy
Regulator for a calculated baseline under
the Federal Government’s Carbon Emission
Safeguard Mechanism. This legislation is aimed
at limiting future growth in GHG emissions.
After setting baseline emission thresholds,
the Safeguard Mechanism will require that
companies submit carbon credits or pay
penalties for excess emissions.
In the Continental Africa region, each site now
has an energy management plan and a KPI
dashboard that monitors improvements while
further identifying energy saving opportunities.
These enable the identiﬁcation of incremental
energy-saving opportunities. Actions across
the region include renegotiation of utility
tariffs, replication of best practices from other
mines in the AngloGold Ashanti portfolio,
and the increased use of solar power for
roadway lighting and other applications. In
Tanzania, work was well advanced by year
end to replace the existing power station with
a new, more efﬁcient facility. The new power
station is scheduled to be commissioned in
mid-2018. For data on our energy usage, see
Five-year statistics by operation
and for more
information see Responsible environmental
stewardship in the
<SDR>
.
Climate change – carbon emissions
Climate change is a global challenge posing
risk to society and the environment. AngloGold
Ashanti endeavours to contribute to climate
change mitigation by reducing emissions and
improving our efﬁciency of fossil energy use. In
2007, AngloGold Ashanti set a greenhouse gas
emission target of 30% improvement in carbon
intensity. This target has since been revised.
Since 2013 the company has adopted a per
tonne of ore processed denominator, replacing
gold ounces produced. The initial target
was framed using ounces of gold produced,
however, the effect of reducing gold grades in
ore mined has undermined this. This is because
the primary drivers of energy consumption (and
concomitant GHG emissions) in AngloGold
Ashanti operations are the volume of rock
mined, trammed and hoisted, distances trucked
and tonnages milled in processing plants. In
addition, our underground mines commonly
use signiﬁcant amounts of energy to ventilate
and cool the underground workings.
Land use and rehabilitation
As part of securing the ongoing licence
to operate, AngloGold Ashanti tries to
ensure that land resettlement standards
and procedures are implemented at all our
operations, before or during mining activities.
The company’s process involves an initial
assessment of land requirements, including
the environmental, social and health impacts,
followed by a resettlement management
plan, in line with global best practice as set
out in the International Finance Corporation’s
Performance Standard 5. For resettlements that
took place in 2017, see the
<SDR>
.
Further, AngloGold Ashanti is committed to
ensuring that our tailings are non-polluting,
stable and contained. In South Africa, at the
Kareerand facility, we experienced an intense
storm early in the year where more than 50mm
of rain fell in less than three hours. This deluge
overwhelmed the facility’s already-full process
water management system and caused a
reportable environmental incident. The facility
itself remained stable and freeboard of the
dam was safely maintained. In response to the
incident, the water-management system was
upgraded to improve its capability.
The land rehabilitation processes undertaken
by AngloGold Ashanti are guided by the
company’s Closure Planning Standard, among
others, to set a consistent benchmark across
all our operations. At Yatela in Mali, where the
closure process has commenced, we made
good progress in the implementation of mine
closure activities in 2017. The processing of
tailings continued in 2017 as part of closure
activities, including rinsing and rehabilitation
of the heap leach pads and will continue
until the end of 2021, with the completion of
mine closure expected at the end of 2022.
In Brazil, at Córrego do Sítio I, rehabilitation
activities have been implemented concurrently
with mining operations since 1992. The site
is in various stages of regeneration, including
the planted indigenous vegetation. Various
rehabilitation and conservation strategies are
used. Also see the
<SDR>
for more work
done regarding land use and rehabilitation.
Picture:
Surface Operations, South Africa
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

Our stakeholder engagement process involves:
•
direct and indirect interactions
•
addressing the material issues identiﬁed
•
understanding stakeholders’ needs and
managing expectations
•
sharing our objectives, policies and
standards
•
articulating our performance as a
responsible corporate citizen
The engagement process is aimed at not
only establishing but maintaining mutually-
beneﬁcial relationships with all stakeholders,
driven primarily by the material issues
identiﬁed through our interaction with them.
It is an inclusive, continuous two-way
process between AngloGold Ashanti and the
people or organisations that are impacted
by our business and who in turn, impact
our business. Our stakeholder engagement
process continues throughout the lifecycle
of an operation, from exploration through to
closure, and encompasses a range of activities
and approaches. We view our stakeholders as
important partners and we continuously strive
to interact with them directly. In line with the
King IV principles, our approach is to mindfully
partner with our stakeholders to assess,
manage and mitigate ethical and regulatory risk.
In the everchanging environment in which we
operate, the board is responsible for ethical
and effective leadership which is fundamental
to a successful stakeholder engagement for
AngloGold Ashanti. Stakeholder engagement
is discussed at board level through the
board committees. We conduct stakeholder
engagement at various levels within the
company, including executive management,
operational management and community and
government outreach. The board maintains
oversight of material issues concerning
stakeholders. Our consistent engagement with
stakeholders, including our host governments
and communities, is also backed by actions
on the ground, where we demonstrate our
adherence to our value set.
Given the diverse footprint of our business,
there is a correspondingly diverse set of
stakeholders, each operating within a unique
social, economic, political and regulatory
context. Engagement takes place at various
levels. Either at group level, with stakeholders
whose interests require them to have an
overview of the business as a whole, or at an
operating level, where each site is responsible
for its stakeholders, for understanding the
impact the operation may have, and the
potential that stakeholders have to inﬂuence
the business.
STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
Our approach
Our stakeholder
engagement is informed
by the stakeholders that
we have identified, our
operating environment,
and our business risks and
opportunities.
We prioritise and respond by reviewing
the material issues for our business
and those of our key stakeholders, as
well as comments from the Executive
Committee and board. Building
and nurturing relationships with all
stakeholders is an integral part to our
ability to secure and protect our licence
to operate, to address our material
issues, and to enhance shareholder
value as we execute our strategy.
Picture:
Mponeng, South Africa
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
CONTINUED
We strive to conduct all stakeholder
engagements in dynamic, honest, transparent
and inclusive ways. Given the wide range
of stakeholders, we adopt a multi-pronged
approach, including among others:
•
Visiting communities and government
bodies in and around the areas/countries in
which we operate
•
Meeting providers of capital and ﬁnanciers
•
Co-ordinating community focus groups in
the regions where we have operations
•
Undertaking community grievance
procedures and mechanisms
•
Seeking employee views by means of our
group-wide engagement survey and “town
hall” meetings
Guided by the International Integrated
Reporting Council and its related framework,
King IV, the GRI’s G4 guidelines and
the Accountability AA1000 Stakeholder
Engagement Standard to identify major issues
of material concern that affected the company,
our internal review process involved:
•
A review of the previous year’s
material issues
•
Identiﬁcation of emerging issues
•
Prioritising material issues, based on,
among others, their relation to our strategy,
operations and their potential impact on our
social licence to operate.
Engaging with governments
and regulators
Mitigating regulatory and political risk
We focus on maintaining good working relations
with governmental authorities, keeping them
appraised of any new developments at our
operations and projects and raising any key
concerns within each jurisdiction where we
operate. Our aim is to also establish regulatory
certainty and create an environment conducive
to mining sector investment and development,
for the long-term growth of the business and
the respective countries, while we maintain law-
abiding citizenship. Our responses in navigating
political and regulatory uncertainty are informed
by our code of ethics, and applied within the
country’s regulatory framework. In engaging
with governments and regulators, our actions
generally fall into one of three categories:
•
Engaging proactively in policy
development, regulatory proposals and
conﬂict resolution, seeking mutually
beneﬁcial and sustainable outcomes
•
Enhancing our internal systems and
activities to meet the requirements of any
regulatory changes
•
Disputing and seeking recourse where we
believe that we have been treated unfairly and/
or outside of accepted regulatory prescripts.
Who are our
stakeholders?
Those who are affected, either
directly or indirectly, by our
business activities and those who
can affect the outcomes of our
operations and projects.
Communities, NGOs, NPOs, etc
Shar
eholders, investors
and financiers
Media
Government and regulators
Suppliers and industry partners
Employees
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Strategy
Performance review
Accountability
Shareholder information

STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
CONTINUED
Governments engage with us in all the
jurisdictions in which we operate, to ensure
that the beneﬁts of mining ﬂow through to the
state at national, local and community levels.
In addition to job creation, taxes, royalties, and
investment, the beneﬁts of mining at a local
level include employment, skills development,
local procurement and infrastructure and service
development. Governments also engage with us
to ensure and monitor regulatory compliance.
Engagements with governments and
regulators included those in:
•
South Africa – regarding the reviewed
Mining Charter, and as part of the Working
Occupational Lung Disease (OLD). The OLD
Working Group continues to engage the
Medical Bureau for Occupational Diseases
(MBOD) and Compensation Commissioner
for Occupational Diseases (CCOD),
which are the government departments
responsible for the certiﬁcation and
compensation of mineworkers with OLD, to
assist in ensuring effective administration in
terms of the Occupational Diseases in Mines
and Works Act (ODMWA).
1
We also engaged with regulators on the
restructuring of the South African operations
which included the sale of our mines in the Vaal
River region. These engagements were held
with local, provincial and national governments;
trade union representatives; host communities
and civil society organisations; and small,
medium and micro enterprises.
•
Ghana – AngloGold Ashanti was in
discussions with the government of
Ghana throughout 2017 to secure the
necessary agreements and permits for the
redevelopment of Obuasi. The relevant ﬁscal
and development agreements have been
signed by the government, and are now
subject to ratiﬁcation by Ghana’s parliament.
•
Tanzania – following changes in legislation,
we are seeking engagement with the
government to obtain clarity regarding the
new laws and regulations that impact the
mining sector. These changes apply to
those companies that have long-standing
mine development agreements.
•
DRC – we are working with our joint
venture partner and operator – Randgold
Resources – and peers in the industry,
seeking engagement with the government
of the DRC, ahead of the publication of the
regulation that will govern implementation
of the new law. We aim to ensure issues
in the current agreement and other
relevant matters are appropriately catered
for in the regulations that will govern the
implementation of the code.
See our website for updates on this.
•
Australia – extensive engagement between
the newly-elected Western Australian
government and gold industry in the region
took place as the industry lobbied against
proposed changes in tax legislation that
speciﬁcally targeted mining companies.
•
Brazil – various stakeholders, including the
government were involved in our Expanded
Dialogue initiative that is dedicated to open
and transparent discussions on AngloGold
Ashanti’s performance and impact on
host communities. These sessions were
held in the municipality of Sabará (with
representatives from the municipalities within
the State of Minas Gerais participating), as
well as in the municipality of Crixás.
Engaging industry partners
and suppliers
Promoting partnership towards the long-term
sustainability of the industry and our company
We collaborate with our peers in the sector
and industry bodies, to engage governments,
labour and other key stakeholders on new
developments to promote the future of the
industry. These industry partners include
the World Gold Council, the International
Council on Mining and Metals (ICMM),
other companies within the industry and the
Chamber of Mines.
USEFUL LINKS
1
For the latest work on OLD, see the
External Environment on page 26
2
Details of which are available on:
www.qhubekatrust.co.za
3
For more information on the Working
Group, see the External environment on

Our engagements included:
•
Interactions and work throughout the year
with the OLD Working Group. The focus
is to develop, in conjunction with key
stakeholders, a comprehensive solution
to silicosis litigation and related statutory
compensation. AngloGold Ashanti,
together with Anglo American South Africa,
established a trust – the Q(h)ubeka Trust – to
provide compensation to qualifying claimants
and dependants of ex-mineworkers in a legal
settlement that covers about 4,365 named
ex-mineworkers. Much progress was made
by the Trust during the year.
2,3
•
Industry partners – we engage regularly
with the local Chamber of Mines in the
various regions in which we operate. During
the year, in Australia, this was to lobby the
government of Western Australia on the
proposed increase in the gold tax. In South
Africa, we focused primarily on negotiations
related to the reviewed Mining Charter.
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STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
CONTINUED
•
Suppliers – AngloGold Ashanti always
endeavours to have suppliers apply our
business ethics and values. Our supplier
code of conduct encourages all our
suppliers, including contractors, to align
their businesses with our internal policies
and codes of ethical behaviour, particularly
on human rights practices, labour relations
and employment practices, the environment,
our anti-corruption policies, and safety
procedures, policies and standards.
Suppliers are assessed on their governance
conduct, as well as to their socio-economic
behaviour. Furthermore, we work closely
with suppliers to promote local procurement,
transformation and capacity building.
Engaging with communities
Managing expectations, upholding human rights and
ensuring security (of assets and the community)
Our community engagement aims to establish
partnerships with host communities for shared
value creation. We are also driven by the
need to maintain our socio-political licence to
operate, which is core to how we work with
our host communities and conduct business.
We are guided by our global Engagement
Management Standard that requires each
operation to prepare and implement an
engagement strategy that is, among others,
forward-looking and identiﬁes potential areas
of concern to stakeholders. We have local
economic development programmes that
run in partnership with local governments
and host communities. These contribute
to economic growth, stimulate income
generating opportunities, create employment,
and aim to nurture sustainable livelihoods
beyond the life of mine. For more information
see the
<SDR>
on contributing to self-
sustaining communities.
During the year we engaged with
communities in:
•
South Africa – the restructuring of our
South African operations led to the sale
of some of our mines. As this change
is bound to affect host communities,
among others, we engaged with the
Department of Mineral Resources (DMR)
at a national and regional level, local
communities (NPOs, NGOs and youth),
small, medium and micro enterprises, as
well as the local municipalities in affected
host communities and major labour-
sending areas. Engagements were aimed
at informing relevant stakeholders of
recent developments and our plans, and
to address the transfer of the TauTona
and Kopanang Social and Labour
Plan obligations, their environmental
programmes and mining rights as well as
some employees to the new owners of the
Kopanang mine.
•
Ghana – at Obuasi, together with the
Environmental Protection Agency, we
hosted a public meeting in 2017 to engage
communities and regulatory bodies on the
potential redevelopment of the mine. These
engagements also included the paramount,
divisional and local Chiefs, local NGOs
and other stakeholders. The purpose was
to create an opportunity for all relevant
stakeholders to express their perspectives
on the proposed mine redevelopment plans,
as well as proposals for environmental
management initiatives, such as tailings
facilities and water infrastructure projects.
•
Brazil – we hosted an annual meeting,
the Expanded Dialogue, dedicated to
open and transparent discussions on the
company’s performance and impact on host
communities. This event was attended by
representatives of key stakeholder groups,
including host communities, local government,
media, civil society and suppliers.
Our community engagements also include
instances where we require access to land
for mining activities. These may lead to the
subsequent resettlement of people, a complex
and emotive matter with long-term implications
for the relationship with our host communities.
We therefore, manage these with sensitivity
while engaging the related communities.
In areas where we require land access
within communities, we begin with an initial
assessment that is followed by a resettlement
management plan developed in consultation
with local authorities, as well as with the
affected community, in line with global best
practice as set out in the International Finance
Corporation’s Performance Standard 5. Should
the displacement be unavoidable, affected
communities are fully, fairly and promptly
compensated for any loss of assets.
Resettlements that took place during the year
are discussed in the
<SDR>
.
Engaging with employees
Mitigating safety risk, employee wellness and
ensuring stable labour relations
AngloGold Ashanti’s approach to employee
engagement is driven by an understanding
that this is a two-way interaction and is aimed
at promoting good labour relations, increasing
productivity and maintaining a focus on our
strategic objectives. The wellbeing of all our
employees and their safety is the foundation of
who we are and how we conduct ourselves.
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STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
CONTINUED
Our company value – Safety is our ﬁrst value –
captures the importance of safety, which remains
our top priority.
It is vital that engagement be not only
professional and respectful but also in line with
the laws and regulations that govern the mining
sector in our various operational jurisdictions.
Furthermore, good labour relations encourage
a collaborative approach to problem-solving
in the workplace. Our engagement, using a
variety of approaches and forms, emphasises
and reinforces the importance of being safe
in the workplace, of complying with safety
procedures and standards, while also covering
wellness, indebtedness, employee security, and
performance against our strategic objectives, as
we work to create value for our stakeholders.
AngloGold Ashanti employees have a right
to freedom of association and to collective
bargaining at all operations, where the
country’s regulations allow.
The following include some of the year’s key
employee engagements:
•
South Africa – a forum is in place at which
management and employees’ organised
labour representatives meet regularly
to discuss issues and take action on
employee-related matters, including the
employee transition framework related to
the restructuring in 2017. Using this forum,
we engaged with employees on the various
restructuring processes undertaken during
the year, including the sale of some mines.
After extensive engagement with unions
and regulators, all parties agreed to reduce
the impact of job losses – by including
voluntary severance packages and transfers.
This resulted in only 21, out of an initial
estimated 849, employees being dismissed
for operational requirements. Additionally,
following a review of various options to
safely turn around the performance of
the loss-making operations, AngloGold
Ashanti made the difﬁcult decision to
restructure certain South African business
units. Consequently, further engagements
were held with employees, their labour
representatives – the unions and the DMR
at national and regional level. Through
these engagements, more job losses were
mitigated. For more details, see
Regional
Reviews
– South Africa. In addition, the
Chief Operating Ofﬁcer and the head of
human resources in South Africa briefed
all management employees regularly, and
engaged with the leadership of organised
labour as necessary, throughout the year.
Picture:
Iduapriem, Ghana
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STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
CONTINUED
•
Continental Africa – labour relations
remained stable across the region and,
despite labour disputes on salaries at our
Malian operations and protracted wage
negotiations at Siguiri, there were no
production interruptions. We view this as
a reﬂection of the good relations between
management and employees. There were no
unresolved labour issues in 2017.
•
Employee survey – we conduct a survey
every two years to understand employees’
perceptions and views of the company.
1
Engaging with the
investment community
Managing expectations, particularly against targets
and strategic objectives
We conduct our engagement with the
investment community regularly, in person
and by email, at our interim and annual results
presentations, market updates, via conference
calls, site visits, investor conferences and
at one-on-one meetings. We engage in a
transparent manner, in compliance with JSE
Listings Requirements, the stock exchange on
which AngloGold Ashanti has its primary listing,
and with the regulations of the various other
exchanges on which we are listed.
Our investment community is geographically
diverse and includes ﬁnanciers and bond
holders, and the providers of capital – our
shareholders and prospective investors.
We always report on our performance, both
operational and ﬁnancial, and on progress
made in delivering on our strategic objectives,
as well as on material matters that may
have an impact on our performance, such
as regulatory and political risk, corporate
activity by way of acquisitions or sales, other
corporate transactions, labour unrest, and
community matters, amongst others.
We believe that open and transparent
engagement can enhance the valuation and
credit rating of our company, thereby improving
our access capital. These engagements
are necessarily proactive, to inform of any
developments in the company, and become
even more important during periods when
investor sentiment is negative. Some of the
points we engaged the investment community
on, in addition to performance against our
strategic objectives, in 2017 are:
•
Safety – improved safety performance
•
Changes in remuneration – resolution
supported at the AGM with the remuneration
report receiving 97% shareholder approval
•
Restructuring of the South Africa region –
ﬁnalisation of asset sales and operational
turnaround
•
Communities – Siguiri resettlement in line
with company processes on community
engagement and human rights
•
Tanzania – surprise legislation changes on
additional royalties and clearance levy
•
Obuasi – redevelopment into a modern,
mechanised mine to extract value
•
Balance sheet – improved liquidity position,
thereby maintaining ﬁnancial ﬂexibility
•
Low-capital, high-return project
opportunities – self-funded Siguiri
expansion, Tropicana optimisation and
Long Island study
•
South Africa – reviewed Mining Charter,
the activities of the OLD Working Group and
the overall political uncertainty in the country
•
Exploration – particularly progress made
in Australia
Engaging with the media
Complements engagement with many
other stakeholders
Our media engagement is transparent, covers
a range of matters, facilitates understanding
of AngloGold Ashanti’s activities, and
promotes accurate reporting and constructive
relationships with other stakeholders.
Engagement with the media augments
and underpins communication with other
stakeholders such as communities, investors
and government, and other interested entities.
Successful media engagement is fundamental
to ensuring accurate representation and
understanding of the company, management
USEFUL LINKS
1
For more detail on this survey see People
are the Business on page 36
of our reputation and our credibility, and
maintenance of our social licence to operate.
It can be used to address speculation and
misinformation in the public domain.
We engage with the media through holding
roundtable sessions to provide deeper
insight into our business, interviews
granted during the company’s results
announcements and as necessary to
provide reporters with company updates
developments, including:
•
Political and regulatory engagements: in
Tanzania for the export ban, mandatory
listing, and the legislative changes. In
South Africa for the MPRDA & the reviewed
Mining Charter, and in the DRC on the new
mining code
•
Social Licence to Operate: in Colombia on
the La Colosa plebiscite outcomes; in Guinea
on the Area 1 Resettlements; and in South
Africa on the community demands for jobs,
particularly with restructuring in South Africa
•
Others matters: included fatalities in
the mines in South Africa; the OLD
working group relating to the class action
certiﬁcation by the High Court; and the
settlement negotiations
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STAKEHOLDER ENGAGEMENT
AND MATERIAL ISSUES
CONTINUED
In engaging with stakeholders, various material issues are highlighted. The major material issues identified as a result of this engagement are the following:
Detailed information on our approach in addressing these issues is described in the
<SDR>
.
Contributing to
self-sustaining
communities
Artisanal and small
scale mining (legal
and illegal)
Responsible
environmental
stewardship
Employee and
community health
Employee,
community and
asset security
Talent
management and
skills development
Employee safety
Respecting
human rights
Integrated closure
management
Navigating
regulatory
and political
uncertainty
and risk
Picture:
Serra Grande, Brazil
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PEOPLE
ARE THE BUSINESS
In the South Africa region, the human
resource challenge is framed by
signiﬁcant structural rationalisation of
the portfolio, with reduced employee
numbers and a need to retain talented
individuals, particularly staff with critical
and scarce skills. This needs to be done
while the retained employees transition
to their new roles. The focus of our
human resource strategy has enabled
us to respond to the primary challenges
we face, namely ensuring organisational
effectiveness while rationalising part of
the portfolio, as well as operating and
growing others.
The regions within our International
Operations’ portfolio continue on
their strategic trajectories to become
world-class operations that are safe
and proﬁtable in all circumstances.
The business has leveraged the
operational excellence initiative, aided
by employing people with the right
skills and behaviours and creating
an organisational culture conducive
to operating at a high level and
continuously improving performance.
The need to deliver on our business strategy, coupled with the challenging business environment, places an increased focus on our people as we strive to ensure that the company remains competitive, and consistent in the deliver y of excellence. In view of this, our human resource strategy has remained resolute in ensuring that the company has created the environment for staff to thrive and add value to the business.
Picture:
Serra Grande, Brazil
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PEOPLE
ARE THE BUSINESS
CONTINUED
Our People strategy is underpinned by our values and enables business strategy execution
AngloGold Ashanti’s people philosophy
Given the importance of having the right people doing the right work well, our business context is relevant to how our people work
People Strategic Pillars
Goal
Organisational design
and operating model
aligned to business
strategy
Health of Discipline
framework to enable
Operational Excellence
Develop capable
ethical leaders across
the organisation
Focus on employee
engagement and
commitment
Integrated talent
management and
succession planning
Simpliﬁed and
integrated global
human resource
systems
Intent
Optimal organisational
design and structure
which gives effect to
the company strategy
in a way that is globally
consistent, yet locally
relevant.
Ensure that we have
deﬁned the right
competencies and
capabilities required per
functional area to enable
operational excellence
and strategy execution.
The best leaders are
in place, with a global
mindset, and who
use a requisite set
of competencies to
shape and drive a high-
performance culture.
Employees are fully
engaged so that they
thrive and give their best
in achieving their own
and company objectives.
Integrated cross
functional talent
management with the
requisite capabilities in
place, enabling us to
navigate the business
landscape and achieve
strategic objectives.
Human resources
data is effectively
managed in order to
enable more effective
decision making,
optimise internal and
external reporting, and
drive superior business
performance.
Key Enabler:
Values Based Ethical Leadership and Management Practices - “How We Work”
People strategy
Engaged
talent
Business
results
Social
sustainability
Shareholder
value
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Our business context drives the
following six human resources
strategic priorities:
•
Develop integrated talent management
systems and succession planning
•
Build capable global leaders across
the organisation to ensure a high-
performance culture
•
Develop and drive a Health of Discipline*
framework that ensures that the various
disciplines have effective organisational
structures, staffed by competent people and
with appropriate work processes, to achieve
our business objectives
•
Focus on employee engagement
and commitment
•
Shape AngloGold Ashanti’s culture with a clear
organisational design and operating model
•
Develop simpliﬁed and integrated human
resource information systems
*
The Health of Discipline refers to our framework
to ensure that we have the right people, with the
appropriate competencies, in the right positions.
Our actions in 2017
Given the challenges in our operating
environment, the company’s human resources
discipline increased its emphasis on building
capacity and capability, to position itself as
an effective strategic partner to the business.
Our focus was on delivering productive,
innovative people management initiatives and
accelerating delivery of our strategic priorities.
In the following sections, we reﬂect on our
performance regarding the strategic priorities
of integrated talent management, health
of discipline, organisational leadership and
employee engagement.
Integrated talent management
In advancing our talent management
capability, 2016 and 2017 were devoted to
building on the foundation of existing talent
management practices and strengthening the
operationalisation and maturity of our talent
management process. This was supported
by the development of a talent management
toolkit and system to ensure an integrated
and consistent approach across our
operating base.
PEOPLE
ARE THE BUSINESS
CONTINUED
Integrated talent management approach
Opt
im
ise overhead, costs and
cap
ital expend
iture
Ma
i
nta
i
n long-term opt
i
onal
i
ty
Focus on people, safety and sustainability
Ensure f
i
nanc
i
al flex
i
b
i
lity
Improve portfol
io qual
ity
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
O
U
R
CO
RE
ST
RATEGIC FOCU
S A
RE
A
S
Business strategy
Human resources
strategy
Engaged talent
Leadership
competency
framework
Business results
Identify
Develop
Deploy
Integrated
talent
management
Assess
Retain
Talent and succession planning
During the year, the Chief Executive Ofﬁcer’s
talent pool, comprising Stratum IV (Vice
President level and above), was reviewed and
presented to the board. Critical leadership
and technical positions were identiﬁed, and
potential successors in the short, medium
and long term, were identiﬁed for all these
positions. In so doing, talent was reviewed
cross-functionally across AngloGold Ashanti.
Cross-functional talent reviews assist with the
management of speciﬁc talent management
risks, including unﬁlled vacancies in critical
leadership and specialist positions. To
ensure that these potential risks are avoided,
we have development plans for potential
successors through a blended-learning
approach, covering both formal and informal
training. Additionally, while focusing on
strengthening leadership talent, we are
mindful of gender diversity and continue to
work towards gender parity.
We continued to make progress with internal
succession placements – about 80% of
key positions were ﬁlled internally. At our
Continental Africa operations, where the
company largely employed expatriate staff
in the past, employment of expatriates has
been reduced. This change has had no
adverse impact and operations continue to
excel with greater localised employment.
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PEOPLE
ARE THE BUSINESS
CONTINUED
In the South Africa region, we implemented the
Advanced Leadership Development (ALDP)
and Managerial Leadership Development
(MLDP) programmes for key personnel in
partnership with the University of Cape
Town Graduate School of Business. These
programmes aim to provide managers with
the requisite skills, knowledge and required
behaviours to be effective leaders by facilitating
exposure to classroom training, as well as
on-the-job coaching and mentoring. This
is evidence of AngloGold Ashanti’s steadily
maturing approach towards integrated talent
management, with real application in a fast-
paced, real world business environment:
•
The cover ratio for Executive Committee
members and other key leadership roles shows
strong bench strength across the group
•
A strong focus on appointing candidates
from within the company to key positions,
with around 80% of positions having been
ﬁlled internally
•
Good leadership talent retention (senior and
executive management) positions with a 3%
turnover rate
•
A strong talent pipeline with most of the
workforce being between 26 and 45 years
of age
•
7% year-on-year improvement in identifying
women successors for inclusion into the
talent pool – this remains a focus area
•
Representation by historically disadvantaged
South Africans in the CEO’s talent pool was
14% higher year-on-year
•
Retention risks being managed proactively
with expanded retention strategies, including
a structured focus on both formal and
informal development interventions
•
Talent management governance structures
streamlined across the organisation with
clear guidelines for talent pool identiﬁcation
Talent development: Chairman’s Young
Leadership Development Programme
In strengthening employee development and
expanding the leadership pipeline internally,
AngloGold Ashanti continued its focus on
nurturing and developing young talent from
lower levels through the Chairman’s Young
Leaders Programme. The programme,
focuses mainly on emerging young talent,
is well established and in its third year. It is
yielding positive results in developing, and
nurturing future leadership and/or critical skills
talent pipeline across AngloGold Ashanti.
From the 2015 and 2016 intakes, (out of
17 participants), 76% have either been
promoted or have had their roles expanded
to assume greater responsibility. Nine young
leaders joined the 2017 programme and
received global exposure through three cross-
functional job rotations across the business
during the year. All nine delegates completed
the programme successfully.
Picture:
Iduapriem, Ghana
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Accountability
Shareholder information

Now that those on the programme have
completed it, the next intake of young leaders
into the programme will be in 2019. In the
interim, the following key interventions will
be undertaken:
•
Launching of a mentorship programme
•
Ensuring visibility of talent through ongoing
engagements with the senior leadership team
•
Focusing on implementation of development
plans and continuing with career guidance
Localisation and expatriate
management
Localisation is a key driver for talent and
succession management across our
operations. In Continental Africa, our
deliberate approach to reducing the number
of expatriate employees and creating
opportunities for local employees, has
resulted in 41% less expatriates in the region
since 2013. This was a result of both the
appointment of local successors and the
redundancy of some expatriate roles given
local skills development. Between January
2016 and December 2017, 62.5% of
expatriate roles were localised. Our managers
continue to focus on local skills development,
including skills transfer programmes.
Organisational leadership
Leadership is an integral part of AngloGold
Ashanti’s How We Work people management
philosophy. In 2017, we developed a
leadership competency framework, aimed
at clearly outlining the competencies and
behaviours required by AngloGold Ashanti
leaders across the business. This framework
is in line with the principle of values-based
ethical leadership for all leaders and thus
demonstrates the AngloGold Ashanti values of
being socially responsible, having integrity and
embracing multicultural diversity.
Implementation of this framework will be
supported by an upskilling toolkit and allow for
regional interpretation and integration into our
“How We Work” people management practices.
PEOPLE
ARE THE BUSINESS
CONTINUED
Picture:
Sunrise Dam, Australia
Number of expatriates in Continental
Africa Region
211
183
142
166
240
2013
2014
2015
2016
2017
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PEOPLE ARE THE BUSINESS CONTINUED
Strategic and
commercial acumen
Operational
excellence
Clear vision and
direction setting
Drive
performance
Safety
mindset
Adaptability
and resilience
Business leadership
People leadership
Self leadership
Stakeholder
management
Innovation
Leading and building
diverse teams
Ensure
accountability
Teamwork and
collaboration
Emotional
intelligence
Supporting our strategy for sustainable cash ﬂow improvements and returns
•
Optimise overhead costs and capital expenditure
•
Improve portfolio quality
•
Maintain long-term optionality
•
Focus on people, safety and sustainability
•
Ensure financial flexibility
Optimise
overhead,
costs and
capital
expenditure
Maintain
long-term
optionality
Focus on people, safety and sustainability
Ensure
financal
flexiblity
Improve
portfolio
quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
OUR CORE STRATEGIC FOCUS AREAS
Values based ethical leadership
AngloGold Ashanti’s values
Safety
Dignity and respect
Diversity
Accountability
Communities
Environment
Communication and capability building
Integration into talent practices, including Recruitment, On-boarding, Development, Health of Discipline and Performance, Career and Succession Management
Technical and functional competencies
Our business
strategy
Our leadership
competency
framework
How we
enable this
The AngloGold Ashanti leadership competency framework
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Skills development
As part of skills development, AngloGold
Ashanti Training and Development Services
(ATDS) in South Africa, which has eight major
training centres (including two underground),
provided comprehensive technical, leadership
and behavioural training and development
to staff in 2017. ATDS trained approximately
27,000 learners and is fully accredited by the
South African Mining Qualiﬁcations Authority
(MQA) and is ISO 9001 and OHSAS 18001
accredited. Learners are primarily employees
from our South Africa and Continental Africa
regions, but also include learners from external
organisations such as the South African
National Defence Force and the national power
utility, Eskom.
Health of Discipline
The Health of Discipline framework was
positioned as a company-wide consistent
approach to achieve the following objectives:
•
Continuous supply of functional, technical
and leadership competence in critical roles;
•
Execution of succession planning for
critical skills
•
Career management through clear and
relevant processes to design career paths for
all key employees and key talent segments
In 2017, implementation of the initial phase
of the Health of Discipline framework and
toolkit were accelerated to ensure that the
various disciplines have effective organisational
structures, staffed by competent people
with appropriate work processes to achieve
our business objectives. Signiﬁcant traction
in implementing the Health of Discipline
practice has been noted at the International
Operations, particularly relating to metallurgy,
mining, geotechnical, and greenﬁelds and
brownﬁelds exploration. The next phase will
cover all other disciplines across the regions
and the group – drawing from the successes
and learnings of the ﬁrst phase.
Employee engagement
AngloGold Ashanti initiated a global engagement
survey in August 2014. In early 2017, a second
engagement survey was conducted to assess
progress made in the intervening period and
to identify further work to be done to promote
levels of employee engagement. The survey was
conducted by an external provider, Talent Map.
Customised questions on the global
engagement survey, pertinent to AngloGold
Ashanti, were included with speciﬁc focus
on safety, company values and ethics. A
representative sample of employees was
surveyed across all levels, including age,
gender, race and tenure. The following was
the key dimensions covered:
•
Company values
•
Organisational vision
•
Senior leadership practices
•
Innovation
•
Ethics
In the 2014 survey, three areas came
up as areas requiring improvement:
senior leadership practices; managerial
effectiveness; and ethics. These were
determined as the most signiﬁcant areas
as they are strong drivers of employee
engagement. A range of interventions were
undertaken, underpinned by the roll-out of
the How we Work people practices which
aims to build supervisor and manager
capability in managing and engaging
employees in the workplace.
In the 2017 global engagement survey,
the results showed an improvement of the
overall engagement score compared to the
2014 survey: from 69% in 2014, increasing
to 76% in 2017 as depicted below:
PEOPLE
ARE THE BUSINESS
CONTINUED
Engagement scores
Unfavourable
Overall engagement
I am proud to tell others
I work for my company
I am optimistic about
the future of my company
My company inspires me
to do my best work
Data is rounded to the nearest number
* Number indicates % favourable score
Neutral
Favourable
Frequency (%)
0
20
40
60
80
100
AGA
2014*
AGA
2017
Large
organisation
benchmark*
Industry
benchmark*
69
72
71
76
79
78
64
70
68
66
66
66
10
14
76
7
10
83
12
14
74
12
16
72
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Shareholder information

The employee engagement survey also
indicated that working on entrenching and
ensuring demonstrable and visible company
values and principles by employees and
managers across the group, is a key
positive engagement driver for AngloGold
Ashanti. Notwithstanding the improved 2017
performance, we continue to do more work to
drive employee engagement.
There will be speciﬁc focus on enhancing and
ensuring awareness of our company values,
as a key leverage area to improve employee
engagement. How We Work will continue
as a global management system to enable
accountable leadership and implementation
of the requisite people management practices
within AngloGold Ashanti. Having taken heed
of the results of the previous surveys, a follow-
up survey will be conducted in 2019.
Diversity and inclusion
As a global company, AngloGold Ashanti
embraces and recognises employees
from diverse backgrounds. This includes
cultural, geographical and gender diversity,
along with the need to address localisation
requirements and the many forms of
discrimination arising from diversity. All our
policies linked to diversity and inclusion are
underpinned by our value that we must
treat each other with respect, regardless
of race, religion, gender, disability, size,
age, or country of origin. In all its aspects,
embracing diversity is a source of value
rather than a challenge which needs to be
managed. The company has continued
to work actively in strengthening women
representation at board, executive and
senior leadership levels, and compares
favourably with peers in the mining industry.
Our focus remains the identiﬁcation and
appointment of women leaders into
technical roles. The challenge we face can
be attributed to the competition for talent,
particularly for women at senior level as
well as the small pool of senior women with
technical skills, a barrier generally faced
by the mining and industrial sectors. We
continue to work with Women in Mining
and tertiary institutions to address this.
Throughout the year we participated in, or
continued to subscribe to various bodies
and interest groups focusing on gender
diversity, enabling us to help inﬂuence a
progressive diversity agenda. Through
the 30% Club Boardwalk, 25 women at
management level have participated in this
development initiative to nurture aspiring
leaders in senior management positions.
The company also joined the South African
and Australian chapters of Women in
Mining, an organisation which, among other
things, supports development initiatives
including coaching and mentoring and
enabling suitable work environments.
Through its focus on women’s development
in South Africa, the company received a
number of accolades at the 2017 Gender
Mainstreaming awards. Among companies
listed on the Johannesburg Stock Exchange,
AngloGold Ashanti was placed ﬁrst in the
category of Economic Empowerment of
Women; second in Women on Boards;
and third in the three categories of
Empowerment of Women in the Community,
Women on Executive Committees in
Multinationals and Gender Reporting.
PEOPLE
ARE THE BUSINESS
CONTINUED
2017 Performance scores by main survey attributes
Unfavourable
Professional growth/Personal development
Safety
Organisational vision
Innovation
Work environment
Values
Teamwork
Immediate management
Performance feedback
Ethics
Company information on communication
Work/life balance
Stakeholder focus
Senior leadership practices
Managerial effectiveness
Remuneration/reward
Data is rounded to the nearest number
* Number indicates % favourable score for AngloGold Ashanti
Neutral
Favourable
Frequency (%) 0 20 40 60 80 100
AGA 2014*
7
9
8
9
83
7
12
82
7
10
82
8
13
79
13
13
74
18
17
66
15
20
65
18
18
65
19
16
65
18
23
60
23
24
53
30
31
39
85
11
10
80
18
16
66
14
24
63
79
76
76
72
71
60
59
59
63
54
47
35
82
76
60
57
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Labour relations
AngloGold Ashanti employees have a right
to freedom of association and to collective
bargaining. This is embraced and viewed by
management as central to effective labour
relations at all our operations where the
country’s regulations allow. For labour relations
activities and engagements that took place
during the year, see the regional reviews
sections in
Performance review
.
Safety strategy
The safety strategy is aimed at systematically
identifying and eliminating workplace
hazards and risks, particularly in the ultra-
deep gold mining environment with many
geological challenges, where missteps can
have disastrous consequences. There was
a signiﬁcant improvement in the various
components of the strategy given the strong
focus on safe production.
Our South African operations have recently
reviewed the strategy in order to align it
with current trends. And, following the fatal
accidents that occurred in South Africa in the
latter half of the year, mitigation measures
were put in place to avoid a recurrence. These
measures include, among others:
•
Compilation and review of guidelines on
changes to mining conﬁguration
•
Investigating the use of technology to
assess rock mass competency, ground
penetrating radar is currently being tested
•
Improving cycle mining compliance
•
all supervisors attended refresher sessions
on cycle mining requirements
•
the booking system was reviewed to
align with activities rather than volumes
mined (m
2
)
•
the second wave crew training to begin,
starting with supervision accountabilities
•
Reviewing stope proﬁles to improve rock
stress redistribution ahead of the stope by
determining the optimal lead/lags for varying
panel lengths and taking into account the
principles of cycle mining
•
Reviewing start-up risk assessment formats
and processes to incorporate learnings
and trigger action response plan principles
(similar to ledging risk assessment)
•
Awareness training on the reviewed/
updated procedures
Our four-pillar safety strategy (i.e. knowledge
and skills, behaviour and attitude, planning
work, and removing people from risk) is aimed
at creating a culture of “planning for safe work”
while integrating safety principles into work.
Signiﬁcant progress was made during the year
in terms of safety leadership training, employee
capability and risk propensity as well as hazard
and risk management training for supervisors.
PEOPLE
ARE THE BUSINESS
CONTINUED
Gender representation on the board: 2014 - 2017
(%)
2014
2015
2016
Male 7
8
8
7
Female 2
3
3
4
% Female 22%
27%
27%
36%
2017
8
6
4
2
0
40%
30%
20%
10%
0%
7
27%
27%
27%
36%
2
8
3
3
8
7
4
2014
2015
2016
Male 6
6
6
6
Female 3
3
3
3
% Female 33%
33%
33%
33%
2017
7
6
5
4
3
2
1
0
35%
30%
25%
20%
15%
10%
5%
0%
Gender representation in executive management: 2014 - 2017
(%)
6
33%
33%
33%
33%
3
6
3
3
6
6
3
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STRATEGY
SECTION 3
This section sets out how we create value for
our stakeholders in the short, medium and long
term, and how we have performed in terms of
our strategic objectives, while managing the
related risks and opportunities.
Our strategy
46
Performance against strategic objectives
47
Managing and mitigating risks, identifying opportunities
50
Picture:
Mponeng, South Africa
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OUR
STRATEGY
Focusing on the strategic areas of the company
ANGLOGOLD ASHANTI’S INVESTMENT CASE:
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
OUR CORE STRATEGIC FOCUS AREAS
People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.
We must ensure our balance sheet always remains able to meet our core funding needs.
All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulﬁl our core business objective.
We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
While we are focused on ensuring the most efﬁcient day-to-day operation of our business, we must keep a close eye on creating a competitive pipeline of long-term opportunities.
These focus areas drive our plans for inward investment, to deliver better quality production aimed at increasing margins, extending mine lives and shaping the portfolio in the longer term.
AngloGold Ashanti's core strategic focus is to generate sustainable cash flow improvements and returns by focusing on five key areas, namely: people, safety and sustainability; ensuring financial flexibility;
actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.
HIGH-QUALITY portfolio
of long-life, pure gold
assets with strong leverage
to energy and currencies
Transparent, DECISIVE,
DISCIPLINED
management team,
focused on delivery, long-
term shareholder value
PRIORITISING MARGINS
over volume – focus on
cost and capital discipline
Decisive STRATEGIC RESPONSE
to the gold price – business plans
adjusted, and exploration and
development projects curtailed or
advanced, as appropriate
Balance sheet
FLEXIBILITY, with
appropriate liquidity,
and within covenant
threshold
WELL-DEVELOPED
ENGAGEMENT model
ensures strong stakeholder
relationships and maintains
licence to operate
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‘Our people’ include our employees, the host
communities and all other stakeholders as
discussed under the
Stakeholder engagement
section in this report. During the 2017 year,
the focus on the employees included ensuring
an integrated talent management process,
employee development, and succession
planning to ensure that we have the right
people, with appropriate competencies,
in the right positions. This is the key
aspect in ensuring creation of the right
working environment, encouraging a high-
performance culture, to enable delivery on our
strategic objectives.
Our drive to maintain sustainable cash
ﬂows, is not only dependent on our capable
employees, but is also inﬂuenced by our
ability to operate safely, in line with our
ﬁrst value and zero harm goal, and to
conduct our business ethically. To keep
an uncompromised license to operate, we
maintain full engagement with our host
communities and governments, and remain
responsible stewards of the environment,
notwithstanding the invasive nature of mining.
Safety remains our highest priority as we
continue on the path to eliminating all injuries
from our mines. In achieving this strategic
pillar, we create value, sustainably, while
investing back to the communities.
PERFORMANCE
AGAINST STRATEGIC OBJECTIVES
AngloGold Ashanti's performance against its strategy is set out below for each strategic pillar. These were achieved by delivering better quality ounces, improved margins, self-funded investments into the portfolio for the long term sustainability of the business, while generating and returning cash to investors.
Our core strategic focus areas remain:
1.
Focus on people, safety,
and sustainability
Number of employees
58,057
52,266
51,480
52,649
66,434
2013
2014
2015
2016
2017
Community investment
(by region 2017)
•
South Africa
•
Continental Africa
•
Australasia
•
Americas
%
23
3
35
39
Productivity*
(oz/TEC)
9.30
9.50
9.66
8.97
7.77
2013
2014
2015
2016
2017
* Continuing operations
Picture:
Sunrise Dam, Australia
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Shareholder information

Despite higher capital expenditure increasing
our net debt slightly from $1.9bn to $2.0bn,
net debt to adjusted EBITDA ratio (1.35
times) remained well below our covenant
threshold (3.5 times). The capital expenditure
increase was planned to pursue high-return
opportunities – these are stated under strategic
pillar 4 on the following page. We have
maintained ﬁnancial ﬂexibility in the current
volatile environment, our balance sheet is robust
with strong liquidity, sufﬁcient undrawn facilities
and no near-term maturities.
Continued positive cash generation helped
us return cash to shareholders, enabling us
to declare a dividend at ZAR 0.70 cents,
equivalent to ~6 US cents (2016: 10 US cents)
a share. The proceeds from the sale of the two
mines in South Africa were applied to reduce
debt, further improving ﬁnancial ﬂexibility.
Total cash costs of $792/oz were 6%
higher than the previous year, impacted by
inﬂation, stronger local currencies and the
expensing of certain capital costs at the
South African operations as they went into
orderly closure. Corporate costs, however,
were up 5%, negatively impacted by inﬂation
and currency effects.
Cost management initiatives continue under
the Operational Excellence programme. This
programme drives improved behaviours within
the workplaces for enhanced operational
efﬁciencies, to reduce cost structures and
improve margins.
All-in sustaining costs were higher compared
to 2016 due to the higher planned sustaining
capital expenditure as we self-funded our
portfolio development, reinvesting in high return
options within our existing portfolio. In 2018,
capital expenditure is expected to be lower
at between $800m and $920m (inclusive of
growth projects at $200m-$250m).
1
PERFORMANCE
AGAINST STRATEGIC OBJECTIVES
CONTINUED
2.
Ensure ﬁnancial
ﬂexibility
3.
Optimise overhead, costs
and capital expenditure
Group annual capital expenditure*
($m)
1,209
857
953
811
1,993
2013
2014
2015
2016
2017
* Includes equity-accounted investments and
discontinued operations
Corporate and overhead costs
($/oz)
22
20
17
17
52
2013
2014
2015
2016
2017
Net debt
($m)
3,133
2,190
2,001
1,916
3,105
2013
2014
2015
2016
2017
Net debt to adjusted EBITDA ratio
(times)
1.94
1.49
1.35
1.24
2.04
2013
2014
2015
2016
2017
USEFUL LINKS
For further detail on the relationship
between net debt and adjusted EBITDA,
see the CFOs review on page 62
1
For detailed Outlook see page 66
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PERFORMANCE
AGAINST STRATEGIC OBJECTIVES
CONTINUED
4.
Improve the quality
of the portfolio
5.
Maintain long-term
optionality
We continue to look for ways of unlocking
value and improving our portfolio for the
long-term sustainability of the business, a
fundamental element of our strategy. We are
mindful that mining is a long-term business,
and so we continue to invest in world-
class exploration talent and high-potential
brownﬁelds and greenﬁelds programmes.
During the year, we continued work on the
Below 120 Level life extension project of the
Mponeng mine in South Africa which aims
to access deeper, higher-grade ore (Also see
detail in South Africa in the
Regional reviews
).
We also progressed mine expansion with
Siguiri’s hard rock project. At Obuasi, following
positive interactions with government, it is
anticipated that redevelopment of the mine
will commence as soon as the ﬁscal and
development agreements have been ratiﬁed
by the Ghana parliament during 2018. In
Colombia, the Gramalote project, a joint
venture with B2Gold, declared its maiden Ore
Reserve and is expected to undertake a full
feasibility study.
2018 DELIVERABLES
New quality ounces; lower cost proﬁles;
and extended life of mine (LOM)
Siguiri hard rock project
•
Extends LOM; enhances NAV
•
2018-2020E
• Production: c.355,000oz
• all-in sustaining cost: $910/oz
Mponeng Phase 1 – accessing higher grades
•
Extends LOM; access higher grades
•
2018-2020E
• Production: c.268,000oz
• all-in sustaining cost: $1,105/oz
Kibali underground development
•
Extends LOM; improve cost
•
2018-2020E
• Production: c.340,000oz*
• all-in sustaining cost: $700/oz
* Attributable
Exploration within AngloGold Ashanti is
focused on creating signiﬁcant value for the
business. In building the long-term prospects
during the year, greenﬁelds exploration was
undertaken in Australia, Brazil, Colombia and
the USA. We also pursued our good, high-
return brownﬁelds opportunities that will not
only improve the quality of production, but
will extend mine lives in quite a few of our
assets, shaping our long-term optionality. The
brownﬁelds exploration programme is based
on innovation in geological modelling and
mine planning, and continual optimisation of
our asset portfolio. In line with a good capital
discipline, exploration and evaluation costs
were down by a signiﬁcant 14% for the year.
In 2017, we managed to offset almost all
depletion through production, ending the
year with Ore Reserve of 49.5Moz, at a
conservative gold price of $1,100/oz at which
we calculate our Ore Reserve. Also see the
Mineral Resource and Ore Reserve summary
section in this report or the full statement
<R&R>
.
Exploration and evaluation costs
($m)
142
132
114
133
250
2013
2014
2015
2016
2017
Picture:
Siguiri, Guinea
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Risks have been identified
and quantified with input from
senior management to ensure
accountability. The relevant
risk owners were consulted to
confirm risk ratings, both in
terms of severity and likelihood,
to ensure correct alignment
with independent assessments
conducted from time to time
A three-year time horizon has
been applied to the top group
risks, together with the latest
business planning data, to reflect
a more dynamic heat map.
GROUP TOP RISKS
The risks tabulated alongside are the group’s
top ten risks as at the end of 2017, ranked
from highest to lowest, in order of magnitude.
The corresponding ranking in 2016 is given
in parentheses.
MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES
Summary of top ten group risks
Ranking
(Previous)
POTENTIAL RISK
1 (2)
Elevated political and country risk proﬁle in core production areas
2 (3)
Operational underperformance negatively impacting improved track record
3 –
Cost competitiveness
4 (1)
Adverse gold and commodity prices, and currency movements
5 (6)
Growth projects delaying
6 (5)
Labour-related stoppages
7 (4)
Inability to develop projects to bring the Ore Reserve to account
8 (9)
South African net debt and increasing debt servicing levels
9 (8)
Critical skills and talent retention
10 (10)
Legacy occupational and community health compensation claims/litigation
SEVERITY
LIKELIHOOD
Principal risks identified
Operational
External
Strategic
Political
Operational
underperformance
Growth projects
Critical
skills
Health
Labour
Ore
Reserve
Debt
Cost competitiveness
Commodity prices and currencies
Top group risks heat map
1
2
3
4
5
6
7
8
9
10
Picture:
Serra Grande, Brazil
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MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
Risk
Potential consequences
Mitigation action plan
1. Elevated political
and country risk
proﬁle in core
production areas
•
Regulatory uncertainty
•
Increased tax and royalties
•
Adverse impact on our business plans
•
Adverse impact of market capitalisation
•
Increased operational costs
•
Reduced cash ﬂow
•
Reputational damage – continued scrutiny from governments,
international NGOs and communities
•
Political instability
•
Compromised employee safety and security
Tanzania
•
In July 2017, the government of Tanzania passed into law a new legal framework for the country’s extractive industries
•
Working capital locked up as VAT is not being refunded
South Africa
•
Restructuring in the South Africa region
•
The reviewed Mining Charter
•
Targeted stakeholder mapping and engagement with greater focus on government structures, local community and non-governmental organisations
•
Use of joint venture alliances in line with host country regulatory requirements
•
Exploring opportunities for inclusive engagement and broader collaboration with NGOs
(activists)
•
Constant monitoring of legislative/political landscape conducted in anticipation of any negative impact on business
Tanzania
•
Arbitration proceedings under the rules of the United Nations Commission on International
Trade Law – a precautionary measure to safeguard AngloGold Ashanti assets in Tanzania
•
Continued engagement with key stakeholders on our position, including government, business, media and communities
•
Mine plans amended to ensure break even cash ﬂow and capital expenditure is being redirected to other parts of our portfolio
South Africa
•
Maintain engagement with all key stakeholders, including through the Chamber of Mines with the Minister of Mineral Resources, who has committed to an open and stakeholder inclusive renegotiation towards ﬁnalisation of the Mining Charter
•
Full compliance with the Labour Relations Act and the MPRDA
•
Security/operational readiness for any potential labour/community unrest
Mitigation of top ten group risks 2017-2018
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Risk
Potential consequences
Mitigation action plan
1. Elevated political
and country risk
proﬁle in core
production areas
(continued)
Colombia
•
The use of the constitutional right to engage in popular consultations to circumvent an array of public and private projects/ programmes continues to challenge investment security
•
Failure to implement the peace process with Fuerzas Armadas
Revolucionarias de Colombia (FARC) and successfully conclude negotiations with ELN (the National Liberation Army) remain as risks to political stability in the country
Brazil
•
Widespread public unrest, sweeping corruption scandals and
deepening social polarisation are maintaining the country’s elevated political risk, which is weighing on investor sentiment and contributing to uncertainty in terms of policy direction
•
The issue of land invasions, spurred by populist sentiment, and associated community unrest, remains a threat which could escalate and disrupt operations
Colombia
•
Stakeholder engagement continues to strengthen our relations with civil society and government and to build broad consensus around the future development of our project portfolio
•
Establish future optionality from legislative and social licence to operate processes, in response to positive/negative scenarios
•
Security/operational readiness for any potential community unrest
Brazil
•
Stakeholder engagement and constant monitoring of the legislative/political landscape are to be conducted in anticipation of and to mitigate any negative impact on the business
•
A strategy to address ongoing land invasions that involves multi-stakeholders is being implemented
2. Operational
underperformance
negatively impacting
improved track
record
•
Unsustainable loss-making operations resulting in reduced cash ﬂow and decreased liquidity
•
Reduced earnings, uncertain delivery on targets and disproportionate penalty on share price
•
Decline in investor conﬁdence
•
Credit ratings affected
•
Restricted ability to invest in strategic growth and development projects
•
In terms of safety underperformance, Section 54 stoppages would threaten the long-term viability of the South African mines
South Africa
•
Proceeds from the sales of Kopanang and Moab Khotsong mines used to reduce debt to improve liquidity
•
TauTona and Savuka have been placed into orderly closure. A business transition process is planned to reduce Mponeng’s overhead costs
•
New shift arrangements are being negotiated for Mponeng – these would be expected to improve face time and associated productivity
•
AngloGold Ashanti is currently working through the observations and recommendations made by the Institute of Mine Seismology (IMS) to improve seismicity related risks
Brazil
•
Increase mine development rate to provide mine ﬂexibility
•
Focused exploration and drilling in priority areas
•
Drive operational excellence to improve productivity and efﬁciency
MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
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Risk
Potential consequences
Mitigation action plan
3. Cost
competitiveness
•
Reduced proﬁt margins owing to high cost of production
•
Operational underperformance leading to failure to achieve
business plans
•
Our aging portfolio demands increased mining depth and distances to the mining face, which increases sustaining capital required
•
Higher than inﬂation increases in wages and power costs
•
Stronger local currencies, speciﬁcally the South African rand and
Brazilian real, increase our costs relative to our peer group
•
Inﬂation of mining consumables, such as steel, steel-bearing products and support products; chemicals, abrasives and explosives, has been increasing in tandem with the increased gold price
•
New mining taxes and/or increasing royalty rates in key
operating areas
•
Organisational design that is equipped for larger business portfolio
South Africa
•
Maintain the discipline required to continue with self-help measures and efﬁciency improvements
•
Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs
•
The sales and closure of certain South African operations will help address the loss-
making TauTona and Kopanang mines, and ultimately lead to lower operating costs for the remaining business
•
Ongoing reviews of the off-mine cost structure and business model for the South Africa region are underway to further address a return to proﬁtability
International operations
•
More rigorous 2018 targets for operations in Continental Africa, Americas and Australasia regions – with options for growth
•
The targets, based on desk-top studies, indicate that they are achievable, by a combination of Operational Excellence initiatives, improved grades, lower operating costs and streamlined systems and structures
•
Continued aggressive cost management focus on regional, general and administrative expenses with external support sought to review corporate costs in line with the reduced portfolio
4. Adverse gold
and commodity
prices, and currency
movements
•
Inadequate free cash ﬂow/liquidity, impacting our credit ratings
•
Inability to develop strategic growth and development projects to bring the Ore Reserve to account
•
Lower market capitalisation
•
Need to recapitalise the company at distressed equity prices and in poor market conditions
•
Potential to breach ﬁnancial covenant
•
A sustained period of signiﬁcant gold price volatility may adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects; the continuity of existing operations and their ability to meet operational targets; or to make other long-term strategic decisions.
•
Maintain the discipline required to continue with self-help measures and efﬁciency improvements
•
Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs
•
Maintain long-term sustainability and optionality by ensuring our pipeline of opportunities is continuously replenished
•
Further reduce our annual interest bill
•
Further deleverage the balance sheet
•
Manage input oil costs, to extent possible
•
Focus on executing the Operational Excellence initiatives
MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
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MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
Risk
Potential consequences
Mitigation action plan
5. Failure to deliver
on growth projects
Ghana – Obuasi
•
Continued cash drain on the group
•
Inability to bring the Ore Reserve to account
•
Adverse socio-economic stakeholder impact and reputational
damage
•
Litigation with the government of Ghana
•
Litigation/penalties/ﬁnes
•
Inability to redevelop the mine triggers signiﬁcant closure liabilities
Mali – Sadiola
•
Agreement delays will negatively impact the project and may result in a production gap in early 2019
Colombia – Projects
•
Projects not positioned to best achieve value, leading to decision – to advance or sell
•
Government taxes are high by international measures and may
impact project outcome
•
The use of the constitutional right to engage in popular consultations to circumvent an array of public and private projects/programmes is creating investment insecurity
•
Failure by the government to implement the peace process with
FARC and complete negotiations with ELN, threaten the stability of the country’s political environment, and mining sector discussions and perceptions
South Africa – Mponeng
•
Mponeng Phase 2 advancement not executed
Ghana – Obuasi
•
The investment development agreement (stability agreement), reclamation security agreement and security agreement, which maintains law and order, are in principle agreed and signed. Ratiﬁcation by the Ghana parliament is imminent
•
Settlement agreement for arbitration has been ﬁnalised
•
Redevelopment of this project provides a potential tier one asset that has an all-in sustaining cost that is lower than the average for the group. Will be essential to execute the project on time and budget, and to manage social and community expectations
Mali – Sadiola
•
Due to protracted negotiations with the government of Mali, management is currently planning to place Sadiola mine on care and maintenance. Options to dispose of pre-ordered mining equipment are being reviewed
•
A steering committee and technical committee have been reconstituted. The project organisation has been redesigned to support and direct the project
Colombia – Gramalote
•
A prefeasibility study has been completed on how to best achieve value and to declare the
Ore Reserve
Colombia – La Colosa
•
Force majeure declared at La Colosa or, depending on legal advice and assessment of scope, consequences and costs of each option
•
Duration of care and maintenance or force majeure to be assessed – estimated to be probably at least three years
•
Following the outcome of a popular consultation vote, all voluntary social spend is to be terminated
South Africa
•
Feasibility study is being updated on Mponeng LOM extension project
•
A business transition process is planned to reduce Mponeng’s overhead cost
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Performance review
Accountability
Shareholder information

Risk
Potential consequences
Mitigation action plan
6. Labour-related
stoppages
•
May adversely impact investor conﬁdence which in turn would impact our market capitalisation and could result in a decline in credit ratings
•
Production stoppages and losses would adversely impact the
company’s liquidity and, if protracted, may result in a liquidity crisis
•
Deteriorating operational and safety conditions would impact employee safety and asset security
•
Potential violence and intimidation may lead to wide-spread chaos and lawlessness
•
Accelerated organisational restructuring and mine closure
•
Negative impact on community stability
•
Adverse regulatory response
South Africa
•
Stakeholder engagement strategy involving executive management implemented
•
Ongoing communication and regular updates, in line with strategy, across various statutory platforms
•
Full dialogue with union structures and leadership, employing existing union-employee structures and consultation processes
•
Security strategies and operational framework in place, based on strategic working relations with various security institutions and agencies (SAPS, NATJOC and Public Order Units)
•
Collaboration with gold sector peers to manage and contain the contagion effect of labour risks spreading across the industry
•
Legal strategies and action plans in place
•
Recourse to exercise obligations as contained in recognition agreements with labour unions
•
Strike prevention and management strategies and authority protocols in place and tested
•
SASRIA insurance
•
A high-level operational framework in place to deal with a myriad of eventualities emanating from restructuring, labour conﬂict, legal disputes and wage negotiations, which may result in strike action
•
Have in place a labour exit strategy as a subset of the all-inclusive multi-disciplinary mine closure action plan
Continental Africa
•
Ongoing engagement and consultative meetings with relevant labour unions
•
Established grievance procedures and disciplinary processes at all mine sites
•
Dedicated regional human resource team supporting operations
•
Capacity building with newly-elected union committee members (branch committees)
•
Strike contingency and management plans in place
•
Regular reporting and updates on labour relations to monitor trends and the industrial relations climate at each operation
MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
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Accountability
Shareholder information

Risk
Potential consequences
Mitigation action plan
7. Inability to develop
projects to bring
the Ore Reserve to
account
•
Ore Reserve write-down and possible decline in market capitalisation
•
Impairments and lower future earnings per share
•
Reduced production proﬁle and business plan
•
Loss of tenements
•
Premature mine closure or mothballing of operations
•
Identify suitable joint venture partnerships and alternative sources of funding
•
Revised tenements strategy with focused exploration funding for critical operations
•
Robust business planning, portfolio optimisation and considered feasibility studies to withstand potential risks
•
Focused project management to deliver projects on budget and schedule
8. South African net
debt and increasing
debt servicing levels
•
Increased debt has the potential to lower revenues as more money is spent servicing that debt, which could affect return on equity and return on assets
•
Additional interest burden will put pressure on the remaining South
African asset’s margins and ability to generate cash
•
Decline in investor conﬁdence
•
Restricted ability to invest in strategic growth projects
South Africa
•
The proceeds from the sales of the Kopanang and Moab Khotsong mines used to reduce debt
•
Accelerate the restructuring process in the South Africa region, considering all relevant off-
mine and restructuring costs and aligning with reduced production base in that region
MANAGING
AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES
CONTINUED
Picture:
Kopanang, South Africa
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Accountability
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Risk
Potential consequences
Mitigation action plan
9. Critical skills and
talent retention
•
Insufﬁcient talent and succession planning pools
•
Failure to execute and deliver on strategic objectives
•
Increased labour costs
•
Potential impact on productivity and safety levels
•
Depending on the skills or talent lost – potential impact on market conﬁdence
•
Localisation pressures, resulting in loss of depth of skill and experience
•
Owing to localisation pressures, staff deployed to gain relevant work experience but given more challenging regulatory environment, there are difﬁculties in obtaining permits
•
Higher cost of retention
•
Pay competitive market-related salaries and beneﬁts
•
Further broaden short and long-term incentive schemes to provide ﬁnancial and non-ﬁnancial beneﬁts
•
Roll-out global performance management system, aligning roles with strategic plans
•
Implementation of an integrated talent management and succession planning process across the business, with an increased coverage ratio for critical skills
•
Continue Chairman’s Young Leaders Programme (emerging talent pool) to aid development of a healthy talent pipeline for future leadership positions
•
Update the CEO’s talent pool and succession/development plans
•
Implement talent development interventions
•
Increase training capacity for scarce artisan skills
•
In South Africa, the employee transition framework includes a retention strategy that involves a tailored approach to ensure critical skills are available when needed
•
Develop rotation guidelines
•
Deﬁne the global leadership framework, the Health of Discipline framework, and develop a global talent management system as set out in the People are our Business section
1
10. Legacy
occupational and
community health
compensation
claims/ litigation
•
Negative ﬁnancial impact
•
Reduced market capitalisation
•
Reputational damage, if not well managed
•
Employee well-being affected
South Africa
•
Defend all claims on their merits (both individual and class action)
•
Participate in industry working group on occupational lung diseases (OLD) to contribute to a comprehensive and sustainable compensation solution for OLD
MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
USEFUL LINKS
1
Refer to page 42 for additional details
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MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED
Type
Opportunity
Strategy
Strategic
Obuasi
•
Deliver revised feasibility study to ensure optimal
returns from high-margin, mechanised operation
•
Ensure buy-in for redevelopment from all
stakeholders, including government
•
Find optimal funding structure
Disciplined
approach to growth
•
Continue with disciplined investment to ensure
pipeline of brownﬁelds and greenﬁelds expansions
•
Maintain diversiﬁed portfolio capable of
withstanding “single jurisdiction / operation” shocks
Renewed optimism
and potential for
mining regulatory
certainty in
South Africa
•
Negotiate fair and sustainable wage agreement and
shift arrangements (South Africa)
•
Participate and inﬂuence Mining Charter and related
mining legislation
•
Advance Mponeng Phase 2 feasibility study
Stakeholder
relations
•
Enhanced engagement model to build strong
stakeholder relationships
Colombia
•
Revise tenements strategy with focused
exploration funding
•
Progress Quebradona and Gramalote projects up
the value curve
•
Advance engagements at La Colosa and lift
force majeure
Type
Opportunity
Strategy
Business planning
and portfolio
optimisation
processes
•
Sound business planning with top-down goals
•
Portfolio optimisation and revise ﬁt for
purposes structures
Asset sale or joint
venture for full value
•
Potential to realise full value of operating asset in
cash for sale or joint venture to enhance value
and optionality
•
Increased ability to deleverage in a value-enhancing
manner
Operational
Improving
production mix
•
Improved efﬁciencies and mine plan changes driven
through operational excellence initiatives
•
Inward investment into high-return projects
Beneﬁts from
increase in gold
price enhanced by
cost reduction
•
Actively improve the quality of the portfolio
•
Focus on margins through initiatives to improve
all-in sustaining costs and all-in costs, through
Operational Excellence initiatives
•
Improve leverage to the gold price
Pursuing key growth
opportunities for our
asset portfolio
•
Focused brownﬁelds exploration activities
•
Prefeasibility studies for life-of-mine extensions and
improved recoveries
Technology
step-change in
South Africa
•
Continue work with AngloGold Ashanti Technology
and Innovation Consortium
•
Continue to evaluate thermal spalling and ultra high-
strength backﬁll at Mponeng
Top group opportunities
Top group opportunities
We recognise that identifying and managing opportunities is an important component of risk management. The company identiﬁes suitable opportunities – endeavouring to exploit, harness or maximise them – with the aim of creating value by mitigating our risks. This table lists our key opportunities along with the strategy for each.
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PERFORMANCE
REVIEW
SECTION 4
We provide an overview of our ﬁnancial, operational and
sustainable development performance over the past ﬁnancial
year, as well as a summary of our Mineral Resource and
Ore Reserve portfolio and initiatives to extend this portfolio to ensure long-term optionality.
CFO’s review
60
The year ahead – outlook
66
Financial review
67
Economic value-added statement
72
Regional reviews
73

Five-year statistics by operation
118
Mineral Resource and Ore Reserve – summary
138
Planning for the future
145
Picture:
Cuiabá, Brazil
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CFO’S
REVIEW
Christine Ramon:
Chief Financial Ofﬁcer
The company advanced the restructuring of
its South African portfolio, including some
signiﬁcant asset sales; executed, according
to plan, the key self-funded brownﬁelds
projects to sustainably improve mine lives
and margins; and achieved its annual cost,
production and capital guidance for the ﬁfth
consecutive year.
AngloGold Ashanti continues to make
progress on its strategic objectives and has
delivered a strong ﬁnancial and operating
performance. The ﬁnancial results for the
year have been impacted by some signiﬁcant
once-off charges and impairments, but cash
ﬂows and the balance sheet remain robust.
Total cash costs for the full year of $792/oz
were 6% higher than the previous year’s
$744/oz, and within the guidance range of
$750/oz to $800/oz. Costs were negatively
impacted by inﬂation, stronger local currencies
and the expensing of certain capital costs
at the South African operations as those
operations underwent orderly closure. All-in
sustaining costs came in at the bottom end of
the guidance range at $1,054/oz, 7% higher
than the previous year’s all-in sustaining cost
of $986/oz, due to higher planned sustaining
capital expenditure levels and the stronger
local currencies.
Cash ﬂow from operating activities for the
year ended 31 December 2017 declined
by 16% when compared to 2016, reﬂecting
tighter margins, working capital lockups, and
payments in respect of retrenchment costs
in South Africa, offsetting a 1% increase in
the gold price received and a 5% increase in
gold sales. Free cash ﬂow of $1m for the year,
compared to $278m in 2016, was supported
by a strong second half performance which
delivered free cash ﬂow of $162m. This
was, however, impacted by the increase in
the lockup of VAT receivables at Kibali and
Geita, which was approximately $20m and
$50m for the year respectively, and the higher
planned capital expenditure. In line with the
reinvestment strategy of AngloGold Ashanti,
total self-funded capital expenditure of $953m
increased by $142m from the previous year
(2016: $811m).
Production rises 4% year-on-year to
3.755Moz
, above top end of guidance
Total cash costs of
$792/oz
, in line with full
year guidance of between $750 to $800/oz
All-in sustaining costs of
$1,054/oz
, at
lower end of the guidance range
Free cash ﬂow of
$125m
, before growth
capital; impacted by South Africa
restructuring costs and VAT lockups in
Continental Africa
Dividend of
ZAR 70
cents per share
(approximately 6 US cents per share)
declared, given strong cash ﬂow performance
Adjusted headline earnings of
$9m
, after
retrenchment costs ($71m) and silicosis
provision ($46m)
Brownﬁelds projects
to improve life and
margins, all remain on schedule
New safety benchmarks set:
three,
fatality-free quarters for ﬁrst time
Obuasi redevelopment
approved on strong
return metrics and good government support
SA restructuring progressing well:
Moab
Khotsong and Kopanang sales closed on 28
February 2018 and TauTona in orderly closure
Strong Ore Reserve-replacement
performance
, declaration of maiden Ore
Reserve in Colombia
AngloGold Ashanti continued to
make considerable enhancements
to the quality of its portfolio
during the year ended
31 December 2017.
Enhancing
our portfolio
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CFO’S
REVIEW
CONTINUED
Free cash ﬂow for the year, before taking
growth capital into account, was $125m
versus $394m a year earlier, impacted by 19%
higher planned sustaining capital expenditure
of $829m compared to the previous year of
$695m, South African retrenchment costs paid
of $49m and higher cash costs.
The balance sheet reﬂects strong liquidity
comprising $965m available on the $1bn US
dollar syndicated RCF at the end of December
2017, $85m undrawn on the $100m US dollar
RCFs, A$290m undrawn on the A$500m
Australian dollar RCF, approximately R2.95bn
available from the South African RCFs and
other facilities and cash and cash equivalents
of $205m as at the end of December 2017.
We continue to focus our efforts on reducing
our taxation exposures, speciﬁcally indirect
taxes, in all jurisdictions that we operate in.
Our transparent group tax policy continues to
support a low risk approach in dealing with
tax matters across the various jurisdictions in
which we operate.
Other pertinent matters include:
•
At the end of June 2017, AngloGold Ashanti
announced that it would restructure its
South African operations to safely return the
business to proﬁtability, while mitigating job
losses. This included placing TauTona and
Savuka into care and maintenance, followed
by orderly closure. In October 2017, we
announced the sale of the Kopanang mine
and related infrastructure to Heaven-Sent
SA Sunshine Investment Company Limited,
with one of the conditions being that the
majority of existing workers continue to
work at the operations. Simultaneously,
we announced the conclusion of the sale
agreement for the disposal of the Moab
Khotsong and Great Noligwa mines and
related infrastructure to Harmony Gold
Mining Company Limited. All the conditions
precedent to these sale contracts were
met subsequent to year end and the
transactions closed on 28 February 2018.
•
Agreement has been reached with the
government of Ghana for the redevelopment
of Obuasi, subject to ratiﬁcation by
Ghana’s parliament of the relevant ﬁscal
and development agreements. These
agreements have been signed by the
government and ratiﬁcation is scheduled
during the current parliamentary sitting. The
redevelopment will establish Obuasi as a
long-life, modern, mechanised underground
mining operation, which is a fundamental
departure from the previous operating
method used at the mine.
•
The DRC has recently promulgated a new
mining code that makes a number of changes
to the operating environment for the DRC’s
extractive industries, including those in its
mining, and oil and gas sectors. On 8 March
2018, AngloGold Ashanti announced that a
meeting had been held between the DRC
president and mining industry representatives
to discuss the new mining code prior to
its promulgation. The DRC government
has agreed to continue discussions with
the mining industry representatives, post
the promulgation of the new mining code,
regarding issues existing in the current
agreement and the implementation of the new
mining code. AngloGold Ashanti is in full
support of Randgold Resources, our partner
and the operator in the Kibali joint venture,
in its continued engagement with the
DRC government.
•
The settlement negotiations between the
Occupational Lung Disease (OLD) Working
Group and class action legal representatives
have reached an advanced stage. The
OLD Working Group represents African
Rainbow Minerals, Anglo American SA,
AngloGold Ashanti, Gold Fields, Harmony
and Sibanye-Stillwater. The class members
are represented by Richard Spoor Inc,
Abrahams Kiewietz Inc and the Legal
Resources Centre. On 10 January 2018,
in response to a request from all parties
involved in the appeal to the Supreme Court
of Appeal (SCA) in respect of the silicosis
and tuberculosis class action litigation, the
Registrar of the SCA postponed the hearing
date of the appeal until further notice.
Focusing on margins
We continue to focus our efforts on driving
operational excellence and cost efﬁciency
across our business, regardless of the gold
price environment in which we operate and
over which we have no control.
Despite stronger currencies and inﬂationary
pressures, our continued focus on meeting
production targets, strong cost management
and stringent capital discipline, have resulted
in the all-in sustaining cost margin increasing
from 17% in the second half of 2016, to
19% in the last six months of 2017. This is
especially encouraging given the ﬂat gold price
and is illustrated in the graph that follows.
For the full year, the all-in sustaining cost
margin decreased from 21% to 16%, mainly
the result of currency and inﬂation pressure on
cash costs. We, however, continue to pursue
efﬁciencies and productivity and attempt to
improve margins on a sustainable basis and
will be working hard to ensure that these
efforts are reﬂected in the all-in sustaining cost
margin in the coming year.
We will continue to work towards
widening these margins, by focusing on
the controllable factors, including:
•
stringent cost management
•
reinvestment in low capital, high return
opportunities within our business
•
continuing to drive our Operational
Excellence Programme, which considers
innovative ways to improve efﬁciencies
and productivity at our operations
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Performance review
Accountability
Shareholder information

Continued ﬁnancial ﬂexibility
We saw a slight rise in net debt from $1.9bn
to $2.0bn, mainly as a result of higher capital
expenditure, the funding of the South African
retrenchment costs and VAT lockups in
Continental Africa, all of which were partially
offset by a reduction in interest paid of $34m.
The net debt to adjusted EBITDA is 1.35
times, slightly up from 1.24 times at the end
of 2016, however, reﬂecting an improvement
from 1.56 times at the end of June 2017. The
ratio shows ample headroom compared to our
covenant levels of 3.5 times.
Our liquidity position has improved from $1.58bn
at the end of December 2016 to $1.72bn at the
end of December 2017, reﬂecting the additional
facilities put in place to assist with our South
African funding requirements. Proceeds from
the Moab Khotsong sale transaction that closed
on 28 February 2018, have been applied to
reduce our South African debt ($218m as at
31 December 2017), which will beneﬁt our
South African interest bill going forward by
~$20m per annum.
Our balance sheet remains robust with strong
liquidity, sufﬁcient undrawn facilities and no
near-term maturities, giving us ﬂexibility in what
remains a volatile market environment. We
have demonstrated our ability to self-fund our
high-return reinvestment opportunities, while
sustaining our cash dividend, reﬂecting our
commitment to disciplined capital application.
CFO’S
REVIEW
CONTINUED
All-in sustaining costs, all-in costs and average gold price
All-in sustaining costs*
Average gold price
All-in costs*
H1 2012
H1 2013
H1 2014
H1 2015
H1 2016
H2 2016
H1 2017
H2 2017
1,154
1,326
1,022
924
911
1,058
17%
19%
1,071
All-in sustaining cost margin
1,038
1,800
1,400
1,000
800
400
0
$/oz
* World Gold Council standard adjusted to exclude stockpile write-offs.
Last-12-months net debt to adjusted EBITDA ratio
Net debt and net debt to adjusted EBITDA
Net debt to adjusted EBITDA
Net debt
Q2
Q3
Q4
Q2
Q1
Q3
Q4
Q2
Q1
Q3
Q4
Q2
Q1
Q3
Q4
3.5
3
2.5
2
1.5
1
0.5
3,500
3,000
2,500
2,000
1,500
Net debt to adjusted EBITDA
Net debt ($m)
2014
2015
2016
2017
1.81
1.70
1.94 2.02 1.95
1.54 1.49 1.47 1.44
1.26
1.24
1.38
1.56 1.49
1.35
Undrawn facilities
(at 31 December 2017)
•
A$290m AUD RCF
•
R2.95bn ZAR RCF
•
US$1,050m USD RCF
•
US$205m Cash
$1.720bn
*
Total calculated with ZAR facilities at R12.3574/$
(excluding DMTNP), AUD facility at 0.78009$ to A$
Picture:
AGA Mineração, Brazil
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Continued positive cash ﬂow momentum
We continue to follow a balanced approach, i.e. positive free cash ﬂow generation while reinvesting in our portfolio:
CFO’S
REVIEW
CONTINUED
*
2014 Adjusted for Obuasi redundancy costs of $210m and Rand Reﬁnery loan of $44m
** 2015 Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds
*** 2016 Adjusted for bond redemption premium of $30m on settlement of the remainder of the $1.25bn bonds
**** 2017 adjusted for the South African retrenchment costs paid of $49m
Free cash flow generation (adjusted free cash flow)
($m)
Growth capex
Adjusted FCF generation
Adjusted FCF pre-growth
2013
2012
2014
2015
2016
2017
155
391
371
424
174
(361)
821
703
249
169
116
124
142*
202**
308***
50****
(1,064)
(666)
We indicated a year ago that our new
dividend policy is to return 10% of free cash
ﬂow, before growth capital, to shareholders,
subject to the board’s discretion. Volatility is
to be expected in the dividend payout, given
the basis used for the calculation, coupled
with our variable reinvestment needs, as
demonstrated with the ﬂagged 19% increase
to $829m in sustaining capital expenditure
for 2017.
Free cash ﬂow before growth capital was
$125m (2016: $394m). The board has
exercised its discretion by adjusting the metric
of free cash ﬂow before growth capital to
take into account the abnormal South African
retrenchment payments of $49m, and has
approved a dividend of ZAR 70 cents or
approximately 6 US cents per share.
The continuation of the dividend is a reﬂection
of our capital discipline and commitment to
improving shareholder returns on the back
of sustainable free cash ﬂow generation.
Importantly, we will maintain adequate balance
sheet ﬂexibility and utilise our cash ﬂows and
available facilities to fund our ongoing capital
and operational requirements.
Delivery against 2017
ﬁnancial objectives
1. Maintain our focus on cost and capital discipline
to deliver competitive all-in sustaining costs and
all-in costs
The group continues to focus on sustainably
reducing the costs associated with producing
gold. These initiatives have covered a broad
spectrum of activities, including a greater
focus on capital allocation and project
delivery, as well as enhanced recoveries,
while internal cost reduction efforts continued
simultaneously.
All-in sustaining costs for the year ended at
$1,054/oz, a 7% increase from 2016 at $986/
oz. All-in sustaining costs came in at the
bottom end of the guidance range, reﬂecting
the effect of planned higher sustaining capital
expenditure for 2017 (~$26/oz) and stronger
local currencies.
The South African rand averaged 9% stronger
versus the dollar in 2017 compared with 2016,
and the Brazilian real and Australian dollar
averaged 8% and 3% stronger, respectively.
We continued to roll-out our wider-focused
Operational Excellence Programme across all
our operations, with our restructuring efforts
in South Africa assisting us to improve the
proﬁtability and sustainability of our remaining
assets in South Africa.
2. Continue to enhance margins and cash ﬂow
through continuing focus on operational efﬁciencies
and productivity
Our margins on total cash costs (37%), all-in
sustaining costs (16%), and all-in costs (10%)
came under pressure in 2017 because of
stronger local currencies and higher planned
sustaining capital expenditure. This increased
expenditure was required to ensure that we
continue to maintain and improve our margins
and cash generation ability in future years.
We remain committed to keeping our margins
at acceptable levels and our performance in
the second half of the year reﬂects margins on
total cash costs (38%), all-in sustaining costs
(19%), and all-in costs (13%) returning to full
year 2016 levels and higher levels than those
achieved for second half of 2016.
Cash ﬂows remain positive despite funding
once-off items such as the South African
retrenchment costs.
The strengthening of the South African rand
and Brazilian real was detrimental to us, given
that most of our cost base in those countries
is denominated in the local currencies, while
our gold is sold in US dollars, contributing to
the 21% year-on-year increase in total cash
costs in South Africa and 10% increase in the
Americas region. In contrast, although the
Australian dollar strengthened by 3%, total
cash costs declined by 6% in that region.
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CFO’S
REVIEW
CONTINUED
3. Dividend underpinned by sustainable
cash generation
Despite the signiﬁcant headwinds experienced
in free cash ﬂow generation, AngloGold
Ashanti declared a dividend of ZAR 70 cents
per share (~6 US cents per share) for the year
under review. Free cash ﬂow before growth
capital, remained sufﬁcient to maintain the
declaration of a dividend since the introduction
of the new dividend policy last year.
Our focus with the substantial restructuring
of the South African operations, combined
with the South African asset sales, as
well as the signiﬁcant planned sustaining
capital expenditure in 2017, has been to
be appropriately positioned to maintain the
dividend in future years underpinned by
sustainable cash generation.
4. Move to a sustainable resolution at Obuasi
During 2017, signiﬁcant positive developments
at Obuasi resulted in AngloGold Ashanti
announcing in February 2018 the
advancement of the redevelopment of the
Obuasi project. Some of the beneﬁcial
developments in 2017 included the improved
security situation with the last enclave of illegal
miners being evicted from site in April; the
lifting of the force majeure; the extension of the
Amended Mining Programme entered into with
the government of Ghana to April 2018; and
the suspension of the international arbitration
initiated with the International Centre for
Settlement of Investment Disputes (ICSID).
All the above developments paved the way
for successful negotiations with the Ghanaian
government relating to the Reclamation
Security Agreement; a Tax Concession
Agreement; a Development Agreement;
a Security Agreement; and a Settlement
Agreement. These agreements have been
signed by the government, with the Tax
Concession Agreement and the Development
Agreement subject to ratiﬁcation by Ghana’s
parliament, which is scheduled to occur during
the current parliamentary sitting.
Mine production for the ﬁrst 10 years will
be focused on the upper ore bodies and is
expected to average 350,000oz to 400,000oz
at an average head grade of 8.1g/t. Total cash
costs are expected to average between
$590/oz to $680/oz, while all-in sustaining cost
is expected to be between $795/oz to
$850/oz. Mine production for the second 10
years increases to 400,000oz to 450,000oz per
annum, as the mine deepens into higher grade
ore. All-in sustaining cost is then expected to
improve to between $750/oz to $800/oz. The
project delivers internal real rates of return of
between 16% and 23% at real gold prices of
between $1,100/oz and $1,240/oz, and is highly
leveraged to the gold price. Initial project capital
expenditure anticipated over the ﬁrst 2.5 years
is expected to be between $450m to $500m,
excluding pre-production capital of $64m.
The redevelopment will establish Obuasi
as a long-life, modern, highly mechanised
underground mining operation, replacing
the labour-intensive, hand-held operating
systems previously used at the mine. The
redevelopment will deliver a mine that makes
use of automation and controls for better
safety, improved operational efﬁciencies and
consistent performance. It envisages a smaller,
but more skilled workforce that can operate in
a mechanised/automated environment with a
strong sense of accountability.
5. Execute on low capital, high return brownﬁelds
projects, while continuing to move long term
projects up the value curve
AngloGold Ashanti’s approach to growth
investments and project approvals is based
upon a multi-factor model that takes into
account how the investment or project will
improve our portfolio, ﬁnancial ﬂexibility,
sustainability and long-term optionality. Such
investments or projects must generate returns
meeting our required hurdle rate of 15% in real
US dollar terms.
We continue to execute on our robust
brownﬁelds exploration programme at most of
our operations in the group as described earlier.
There are a number of capital projects that we
continued to focus on during the year, including
the Obuasi redevelopment project discussed in
the previous section.
At Kibali, the underground materials handling
system and ore hoisting via the shaft were
commissioned with ramp up progressing.
The paving on the central haulage level was
completed during the year, allowing haulage
from the ore passes into the underground
crushers to the shaft system. In addition,
development of declines is continuing. The
construction of the third hydropower station at
Azambi and the next phase of tailings storage
facility is scheduled for completion in 2018.
The Mponeng mine life will be extended
through access to deeper, higher-grade ore
via the development of a decline below the
current secondary shaft, with completion
expected around mid-2018. Additional
ventilation and water management, and ore
handling infrastructure are in the process
of being constructed. A feasibility study is
being undertaken into the deepening of the
secondary shaft to further extend the mine’s
life beyond 2026.
The Sadiola sulphides project, which will add
sulphide-ore processing capability to the
plant, continued to be evaluated. Discussions
with the government of Mali continue
regarding the project.
At Siguiri, we are investing about $115m over
approximately two years to add a hard-rock
plant to the current processing infrastructure,
providing the ability to develop the signiﬁcant
sulphide-ore potential that exists on the
current concession. The company is also
building a new power plant at a cost of $43m,
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CFO’S
REVIEW
CONTINUED
to provide electricity to the new facility. During
2017, $67m was spent on the project and a
total of $145m has been committed to date.
The project remains largely on schedule for
completion and the ﬁnal costs are currently
being reviewed as all major commitments have
now been concluded.
Finally, we announced the declaration of
the maiden Ore Reserve for the Gramalote
project in Colombia of 63.7Mt @ 0.86 g/t
gold comprising contained metal content of
1.8Moz, on an attributable basis. Gramalote
represents a long-term option for AngloGold
Ashanti, and all avenues to realise value from
this important asset remain open. AngloGold
Ashanti’s management is currently in
discussions with the joint venture partner,
B2Gold (49%) on how to further progress
the project.
6. Maintain ﬁnancial ﬂexibility and further reduction
in ﬁnance costs
Our net debt to adjusted EBITDA ratio of 1.35
times reﬂects a marginal increase to 2016
at 1.24 times. This remains well within our
debt covenant level of 3.5 times. Coupled
with the successful completion of the South
African sales transactions of Moab Khotsong
and Kopanang at the end of February 2018
where the proceeds have been utilised to
further reduce our South African debt, we have
successfully maintained ﬁnancial ﬂexibility and
anticipate a further reduction in our ﬁnance
costs in 2018.
Looking ahead to 2018, the key
ﬁnancial and other objectives
are to:
•
Maintain our focus on cost and capital
discipline to deliver competitive all-in
sustaining costs and all-in costs
•
Continue to enhance margins and
cash ﬂows with a focus on operational
efﬁciencies and productivity through
Operational Excellence
•
Maintain the dividend underpinned by
sustainable cash generation
•
Seek resolutions for the Tanzanian and
DRC regulatory uncertainty
•
Progress implementation of the Obuasi
redevelopment
•
Execute on low-capital, high-return
brownﬁelds projects, while continuing
to progress long-term projects up the
value curve
•
Maintain ﬁnancial ﬂexibility and further
reduce ﬁnance costs
Acknowledgement
I would like to express my appreciation to
our committed and diligent ﬁnance team
across the group who have been proactive
in supporting the business to manage costs
and capital as well as dealing with working
capital and other business challenges
associated with the developing market nature
of the jurisdictions that we operate in. In
addition, we continue to maintain a high
standard of governance and compliance to
internal controls across the organisation. The
quality ﬁnancial information prepared for our
stakeholders is testament to our high calibre
ﬁnancial team whom I applaud. Finally, I look
forward to the year ahead with enthusiasm
and absolute focus on our strategic objectives
with the aim of improving shareholder returns,
on a sustainable basis.
Christine Ramon
Chief Financial Ofﬁcer
19 March 2018
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THE YEAR AHEAD
– OUTLOOK
Both production and cost estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by
AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, ﬁled with the
United States Securities and Exchange Commission.
Guidance 2018
Guidance
Notes
Production
(000oz)
3,325 – 3,450

Includes monthly production of ±30,000oz from Moab Khotsong and
Kopanang for a period of three months
Costs
All-in sustaining costs ($/oz)
990 – 1,060
Assumptions: R12.79/$, $/A$0.78, BRL3.20/$, ARS19.61/$; Brent $62/bl
Total cash costs ($/oz)
770 – 830
Overheads
Corporate costs ($m)
70 – 80
Expensed exploration and study costs ($m)
115 – 125
Including equity-accounted joint ventures
Capital expenditure
Total ($m)
800 – 920
Sustaining ($m)
600 – 670
Non-sustaining ($m)
200 – 250
Obuasi, Kibali, Siguiri hard-rock project, Mponeng
Depreciation and amortisation
($m)
775
Depreciation and amortisation
– included in equity-accounted earnings
($m)
150
Earnings of associates and joint ventures
Interest and ﬁnance costs
($m)
140
Other operating expenses
($m)
90
Related primarily to the costs of care and maintenance
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FINANCIAL
REVIEW
Five-year summaries
Summarised group ﬁnancial results – income statement
US dollar million
2017
2016
2015
2014
2013
Gold income
4,356
4,085
4,015
4,952
5,172
Cost of sales
(3,582)
(3,263)
(3,294)
(3,972)
(3,947)
Gain (loss) on non-hedge derivatives and other commodity contracts
10
19
(7)
13
94
Gross proﬁt
784
841
714
993
1,319
Corporate administration, marketing and other expenses
(64)
(61)
(78)
(92)
(201)
Exploration and evaluation costs
(114)
(133)
(132)
(142)
(250)
Other operating expenses
(88)
(110)
(96)
(28)
(19)
Special items
(438)
(42)
(71)
(260)
(2,951)
Operating proﬁt (loss)
80
495
337
471
(2,102)
Dividends received
–
–
–
–
5
Interest received
15
22
28
24
39
Exchange (loss) gain
(11)
(88)
(17)
(7)
14
Finance costs and unwinding of obligations
(169)
(180)
(245)
(276)
(293)
Fair value adjustments on convertible bonds
–
9
66
(17)
307
Share of equity-accounted investments’ proﬁt (loss)
22
11
88
(25)
(162)
Loss (proﬁt) before taxation
(63)
269
257
170
(2,192)
Taxation
(108)
(189)
(211)
(225)
237
(Loss) proﬁt after taxation from continuing operations
(171)
80
46
(55)
(1,955)
Discontinued operations
(Loss) proﬁt from discontinued operations
–
–
(116)
16
(245)
(Loss) proﬁt for the year
(171)
80
(70)
(39)
(2,200)
Allocated as follows:
Equity shareholders
– Continuing operations
(191)
63
31
(74)
(1,985)
– Discontinued operations
–
–
(116)
16
(245)
Non-controlling interests
20
17
15
19
30
(171)
80
(70)
(39)
(2,200)
7% increase
in gold income
in 2017 reﬂects
higher gold price
received year-on-
year on higher
production levels
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FINANCIAL
REVIEW
CONTINUED
Summarised group ﬁnancial results – statement of ﬁnancial position
US dollar million
2017
2016
2015
2014
2013
Assets
Tangible and intangible assets
3,880
4,256
4,219
5,088
5,082
Investments
1,645
1,578
1,557
1,553
1,459
Inventories
783
756
736
1,524
1,639
Cash and cash equivalents
205
215
484
468
648
Other assets
706
348
288
501
846
Total assets
7,219
7,153
7,284
9,134
9,674
Equity and liabilities
Total equity
2,704
2,754
2,467
2,871
3,107
Borrowings
2,268
2,178
2,737
3,721
3,891
Provisions
1,064
995
954
1,199
1,115
Deferred taxation
363
496
514
567
579
Other liabilities
820
730
612
776
982
Total equity and liabilities
7,219
7,153
7,284
9,134
9,674
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FINANCIAL
REVIEW
CONTINUED
Summarised group ﬁnancial results – statement of cash ﬂows
US dollar million
2017
2016
2015
2014
2013
Cash ﬂows from operating activities
Cash generated from operations
1,151
1,302
1,250
1,343
1,307
Dividends received from joint ventures
6
37
57
–
18
Net taxation paid
(160)
(153)
(163)
(153)
(164)
Net cash inﬂow from operating activities from continuing operations
997
1,186
1,144
1,190
1,161
Net cash (outﬂow) inﬂow from discontinued operations
–
–
(5)
30
85
Net cash inﬂow from operating activities
997
1,186
1,139
1,220
1,246
Cash ﬂows from investing activities
Capital expenditure
(830)
(711)
(667)
(849)
(1,431)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures
(27)
(1)
(12)
42
(466)
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets
(12)
(12)
810
(11)
(8)
Interest received
15
14
25
21
23
Decrease (increase) in cash restricted for use
(8)
8
(17)
24
(20)
Net cash (outﬂow) inﬂow from investing activities from continuing operations
(862)
(702)
139
(773)
(1,902)
Cash outﬂows from discontinued operations
–
–
(59)
(170)
(138)
Net cash (outﬂow) inﬂow from investing activities
(862)
(702)
80
(943)
(2,040)
Cash ﬂows from ﬁnancing activities
Net (repayments) proceeds from borrowings
48
(546)
(867)
(144)
864
Finance costs paid
(138)
(172)
(251)
(246)
(200)
Dividends paid
(58)
(15)
(5)
(17)
(62)
Other
–
(30)
(61)
(9)
(36)
Net cash (outﬂow) inﬂow from ﬁnancing activities from continuing operations
(148)
(763)
(1,184)
(416)
566
Cash outﬂows from discontinued operations
–
–
(2)
(5)
(6)
Net (outﬂow) inﬂow from ﬁnancing activities
(148)
(763)
(1,186)
(421)
560
Net (decrease) increase in cash and cash equivalents
(13)
(279)
33
(144)
(234)
Translation
3
10
(17)
(16)
(30)
Cash and cash equivalents at beginning of year
215
484
468
628
892
Cash and cash equivalents at end of year
(1)
205
215
484
468
628
(1)
The cash and cash equivalent balance at 31 December 2013 includes a bank overdraft included in the statement of ﬁnancial position as part of other liabilities of $20m.
20% drop
in ﬁnance costs
mainly from fully
retiring the $1.25bn
high yield bonds in
August 2016
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FINANCIAL
REVIEW
CONTINUED
Ratios and statistics
Units
2017
2016
2015
2014
2013
Operating review – gold
Production from continuing operations
000oz
3,755
3,628
3,830
4,225
3,874
Production from continuing and discontinued operations
000oz
3,755
3,628
3,947
4,436
4,105
Gold sold from continuing operations
000oz
3,772
3,590
3,850
4,248
3,862
Gold sold from continuing and discontinued operations
000oz
3,772
3,590
3,965
4,458
4,093
Continuing operations
Closing spot price at year-end
$/oz
1,258
1,247
1,160
1,266
1,411
Average gold price received
$/oz
1,258
1,249
1,158
1,264
1,401
Total cash costs
$/oz
792
744
712
785
836
All-in sustaining costs
(1)
$/oz
1,054
986
910
1,020
1,195
All-in costs
(1)
$/oz
1,126
1,071
1,001
1,114
1,466
Earnings
Gross proﬁt
$m
784
841
714
993
1,319
Gross margin
%
18
21
18
20
26
Adjusted EBITDA
(2)
$m
1,483
1,548
1,472
1,616
1,525
Adjusted EBITDA margin
%
34
38
37
33
29
Interest cover
times
10
10
7
6
6
Asset and debt management
Net debt to adjusted EBITDA
(2)
times
1.3
1.2
1.5
1.9
2.0
Continuing and discontinued operations
Proﬁt (loss) attributable to equity shareholders
$m
(191)
63
(85)
(58)
(2,230)
Proﬁt (loss) attributable to equity shareholders
US cents
(46)
15
(21)
(14)
(568)
Headline earnings (loss)
$m
27
111
(73)
(79)
78
Headline earnings (loss)
US cents
6
27
(18)
(19)
20
Adjusted headline earnings (loss)
$m
9
143
49
(1)
599
Adjusted headline earnings (loss)
US cents
2
35
12
(0)
153
Capital expenditure
(3)
$m
953
811
857
1,209
1,993
Net cash inﬂow from operating activities
$m
997
1,186
1,139
1,220
1,246
Free cash inﬂow (outﬂow)
$m
1
278
141
(112)
(1,064)
See footnotes overleaf
Production
ended above top
end of guidance
provided
Positive
free cash ﬂow
maintained,
however, current
year affected by
South African
retrenchment cost
paid of $49m
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Strategy
Performance review
Accountability
Shareholder information

FINANCIAL
REVIEW
CONTINUED
Units
2017
2016
2015
2014
2013
Asset and debt management
Equity $m 2,704 2,754 2,467 2,871 3,107
Net capital employed $m
5,031
5,101 5,190 6,640 5,519
Net debt $m 2,001 1,916 2,190 3,133 3,105
Net asset value – per share US cents 659 675 609 711 770
Market capitalisation $m 4,178 4,290 2,877 3,515 4,727
Return on net capital employed % 3 6 5 4 12
Net debt to equity % 74 70 89 109 100
Other
Weighted average number of shares million 415 413 410 408 393
Issued shares at year-end million 410 408 405 404 403
Exchange rates
Rand/dollar average 13.30 14.68 12.77 10.83 9.62
Rand/dollar closing 12.36 13.73 15.46 11.57 10.45
Australian dollar/dollar average 1.30 1.35 1.33 1.11 1.03
Australian dollar/dollar closing 1.28 1.39 1.37 1.22 1.12
Brazilian real/dollar average 3.19 3.48 3.33 2.35 2.16
Brazilian real/dollar closing 3.31 3.26 3.90 2.66 2.34
Argentinean peso/dollar average 16.57 14.78 9.26 8.12 5.48
Argentinean peso/dollar closing 18.65 15.89 12.96 8.55 6.52
(1)
World Gold Council standard, excludes stockpile write-offs.
(2)
The adjusted EBITDA calculation is based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula.
(3)
Includes attributable share of equity-accounted investments.
Ratios and statistics
(continued)
Stronger
currencies
in South Africa and
Brazil negatively
impacted costs
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Strategy
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ECONOMIC
VALUE-ADDED STATEMENT
For the year ended 31 December
Gold revenue by region – 2017
•
South Africa
•
Continental Africa
•
Australasia
•
Americas
$m
1,101
1,895
709
1,104
Value retained per year
(%)
16
20
18
20
20
2013
2014
2015
2016
2017
Breakdown of distribution – 2017
•
Employees
•
Government
•
Community
•
Suppliers
•
Capital providers
%
26
18
6
1
49
ECONOMIC
VALUE-ADDED STATEMENT
For the year ended 31 December
Economic value distributed (82%)
(1)
Supporting business objectives and material issues
Economic value generated (100%)
$m
2017
2016
Total distribution
3,735
3,408
A:
Employees
1,002
858
Salaries and wages
966
823
Training and development
36
35
B:
Government
659
656
Current tax
(5)
176
234
Royalties
(3)
114
101
Employee taxes
(3)
268
237
Production, property
and other taxes
(3)
101
84
C:
Community
(4)
27
23
Social licence to operate
Region speciﬁc economic
development programmes
D:
Suppliers and services
1,839
1,691
Production costs
Corporate expenditure and
other overheads
Rehabilitation expenditure
Exploration and evaluation
Audit, governance and
assurance
D:
Providers of capital
208
180
Finance cost and unwinding
of obligations
169
180
Dividends
39
–
$m
2017
2016
Total income
4,558
4,263
Gold sales and by-products
(2)
4,510
4,223
Interest received
15
22
Royalties received
18
9
Proﬁt from sale of assets
8
4
Income from investments
7
5
$m
2017
2016
Tax per country
(5)
South Africa
1
(2)
Argentina
46
51
Australia
28
24
Brazil
31
50
Ghana
14
13
Guinea
33
31
United States of America
(16)
(7)
Tanzania
41
72
Other
(2)
2
Economic value retained (18%)
Value retained ($m)
Focus on people,
safety, and
sustainability
Navigating
regulatory and
political risk
Managing
community
expectations and
demonstrating
contribution
Optimise overhead,
costs and capital
expenditure
823
855
INPUTS
OUTPUT
(1)
Economic distribution providing
human, ﬁnancial, social, natural
and manufactured capital, guided
by business objectives and
material issues identiﬁed through
the operating process to ensure
sustainable long-term value retention
for stakeholders, underpinned by
our key behavioural programme
operational excellence, implemented
at every step of the business from
exploration through the entire chain
to divestment/disposal.
(2)
Gold income increased by 7% as a
result of a 1% increase in the gold
price received and 5% increase in
gold sales.
(3)
Employee, production, property and
other taxes and royalties reported on
a cash basis.
(4)
Community and social investments
exclude expenditure by equity-
accounted joint ventures.
(5)
Current taxation includes normal
taxation and witholding taxation on
dividends paid per jurisdiction in
which the group operates.
Across the group, we are due
refunds for input tax and fuel duties
totalling $252m (2016: $199m;
2015: $195m), including attributable
amounts for equity-accounted joint
ventures, which have remained
outstanding for periods longer
than those provided for in the
respective statutes
A
B
C
D
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REGIONAL
REVIEWS
SOUTH AFRICA
Our South Africa region has undergone
extensive restructuring to ensure its
long - term sustainability
Picture:
Mponeng, South Africa
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REGIONAL
REVIEWS
CONTINUED
South Africa
Anglo Gold Ashanti’s three South
African de e p - l e v e l m i n e s a n d
s u r f a c e p r o d u c t i o n f a c i l i t i e s
a r e d i v i d e d i n t o t h r e e m i n i n g
e n t i t i e s – Va a l R i v e r, We s t W i t s
a n d S u r f a c e O p e r a t i o n s – w h i c h
c o m p r i s e t h e f o l l o w i n g :
Vaal River
The two Vaal River mining operations, which
share a milling and treatment circuit and are
located around 180km from Johannesburg,
near the Vaal River, on the Free State-North
West Province border, are:
•
Kopanang
, which is bound to the south by
the Jersey Fault, has a single shaft system to
a depth of 2,334m. It exploits the Vaal Reef
almost exclusively, producing gold as its primary
output and uranium oxide as a by-product.
•
Moab Khotsong
, AngloGold Ashanti’s newest
South African mine, is located in the Free
State and has a single shaft system mining
to a depth of 3,100m. Given the geological
complexity of the Vaal Reef, the mine’s
principal reef, scattered mining is employed.
Great Noligwa’s operating infrastructure and
employees have been incorporated into Moab
Khotsong since 2015.
West Wits
The West Wits mining district’s operation, situated
south-west of Johannesburg, on the border
between Gauteng and North West Province, is:
•
Mponeng
, the world’s deepest gold mine
and our ﬂagship South African operation,
exploits the Ventersdorp Contact Reef (VCR)
via a twin-shaft system at depths of between
2,800m and 3,400m below surface. Ore is
treated and smelted at the mine’s gold plant.
•
TauTona
, with a three-shaft system, exploits
the Carbon Leader Reef (CLR) predominantly
and the VCR on a small scale through
technology, with secondary and tertiary
shafts sinking to depths of between 2,700m
and 3,300m below surface. Following the
full integration of Savuka into TauTona’s
infrastructure in 2015 and to further improve
efﬁciencies and beneﬁt from economies of
scale, ore mined at TauTona is processed at
Mponeng’s gold plant. TauTona’s ﬁnal blast took
place on 15 September 2017, and the mine
has since been placed into orderly closure.
Surface Operations
Surface Operations encompasses those facilities
at the Vaal River and West Wits operations which
process and extract gold from:
•
marginal ore dumps on surface
•
tailings storage facilities on surface
Surface Operations also includes Mine
Waste Solutions (MWS), which operates
independently, processing slurry material
reclaimed hydraulically from various tailings
storage facilities. Uranium is produced as a
by-product, as is backﬁll for use as mining
support in underground mined out areas.
Restructuring of the South Africa region
AngloGold Ashanti decided during the
year that TauTona (including its Savuka
section) was to be placed on care
and maintenance, followed by orderly
closure. In addition, on 19 October
2017, the company announced the
proposed sale of Kopanang and Moab
Khotsong in two separate transactions.
These sales were concluded on
28 February 2018.
1
URANIUM*
The uranium by-product is produced as
oxide concentrates (U
3
O
8
) in the form of a
powder extracted from gold-bearing ore.
It is then processed into a ‘yellow cake’
material that is transported in special-
purpose secure road tankers from the mine
to the Nuclear Fuels Corporation of South
Africa (Nufcor) for further ﬁltration and
calcining, resulting in uranium diuranate (in
slurry form). The ﬁnal product is shipped
to Nufcor’s major customers: nuclear
electricity generating utilities around the
world. Nufcor is a wholly-owned subsidiary
of AngloGold Ashanti and is arguably the
world’s longest continuous producer and
marketer of uranium.
Contribution to regional production
(excluding technology)
•
West Wits
•
Vaal River
•
Surface operations
%
35
22
43
Contribution to group production
•
South Africa
•
Rest of AngloGold
Ashanti
%
24
76
Click on the map below to enlarge
* As of 1 March 2018, AngloGold Ashanti will not
produce uranium. Details of the sales are available on
www.anglogoldashanti.com/investors/announcements
USEFUL LINKS
1
Refer to Corporate developments on

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3
1
SOUTH
AFRICA
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

REGIONAL
REVIEWS
CONTINUED
South Africa
Key statistics
Units
2017
2016
2015
Operational performance
Tonnes treated/milled
Mt
38.9
39.6
36.8
Pay limit
(1)
oz/t
0.43
0.37
0.39
g/t
15.97
13.81
14.38
Recovered grade
(1)
oz/t
0.202
0.219
0.225
g/t
6.93
7.51
7.70
Gold production
000oz
903
967
1,004
Total cash costs
$/oz
1,085
896
881
Total production costs
$/oz
1,247
1,089
1,091
All-in sustaining costs
(2)
$/oz
1,245
1,081
1,088
Capital expenditure
$m
150
182
206
Productivity
oz/TEC
3.57
3.56
3.74
Safety
Number of fatalities
7
6
9
AIFR
per million hours worked
12.68
12.02
10.81
People
Average no. of employees: total
26,245
28,507
28,325
– Permanent employees
22,738
25,205
25,274
– Contractors
3,507
3,302
3,051
Training and development expenditure
$m
28
29
29
See footnotes overleaf
Production
(000oz)
1,223
1,004
903
967
1,302
2013
2014
2015
2016
2017
Productivity
(oz/TEC)
4.40
3.74
3.57
3.56
4.47
2013
2014
2015
2016
2017
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REGIONAL
REVIEWS
CONTINUED
South Africa
Units
2017
2016
2015
Environment
Total water consumption
ML
20,503
23,161
25,182
Total water use per tonne treated
kL/t
0.527
0.586
0.685
Total energy usage
PJ
10.05
10.54
10.65
Total energy usage per tonne treated
GJ/t
0.26
0.27
0.29
Total GHG emissions
000t CO
2
e
2,733
2,864
2,756
Total GHG emissions per tonne treated
t CO
2
e/t
0.070
0.073
0.075
Cyanide used
t
10,122
9,672
9,573
No. of reportable environmental incidents
1
0
1
Total rehabilitation liabilities:
$m
119
95
95
– restoration
$m
18
15
18
– decommissioning
$m
101
80
77
Community and government
Community expenditure
(3)
$m
6
5
6
Payments to government
$m
118
106
105
– Taxation
$m
–
–
4
– Withholding tax (royalties, etc.)
$m
5
5
5
– Employee taxes and other contributions
$m
105
93
89
– Property tax
$m
3
4
3
– Other (includes skills development)
$m
5
4
4
(1)
Refers to underground operations only.
(2)
Excludes stockpile write-offs.
(3)
Includes corporate social investment expenditure.
Key statistics
(continued)
AIFR
(per million hours worked)
11.85
10.81
12.68
12.02
12.63
2013
2014
2015
2016
2017
Total cash costs and all-in sustaining costs
($/oz)
1,120
849
1,064
1,085
1,245
881
1,088
896
1,081
850
2013
2014
2015
2016
2017
Total cash costs
All-in sustaining costs
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Corporate developments
Earlier in the year, AngloGold Ashanti signalled
to stakeholders that it would review its South
African mining operations in light of the heavy,
and ultimately unsustainable losses being
incurred. In June 2017, the company took
a decision to restructure the South African
assets, to focus on returning the South African
business to proﬁtability while mitigating job
losses. Some of our older mines in the South
Africa region have reached the end of their
economic lives, several decades after they
started production. These mines face systemic
challenges, including the near depletion of their
Ore Reserve, increasing mining depths and
distance from central infrastructure, declining
production proﬁles, and cost escalations that
have continued to outpace both inﬂation and
a subdued gold price. The affected mines
are TauTona and Kopanang. Costs at these
operations were making it uneconomical to
continue mining, with the all-in sustaining costs
incurred far exceeding the average gold price.
To safeguard the long-term sustainability of
our South African business, after a complex
and careful consultation process with all the
relevant stakeholders
1
, AngloGold Ashanti
decided to:
•
place on care and maintenance the
Kopanang mine, a Vaal River operation, and
both TauTona and the Savuka section of
the TauTona mine, in the West Wits district.
TauTona started mining operations in 1962,
with the main shaft sunk in 1957. Savuka
had been in operation since 1958, with its
operating life already extended 10 years
beyond what was originally envisaged.
Kopanang produced its ﬁrst gold 36 years ago
•
evaluate the feasibility of integrating
elements of TauTona into the neighbouring
Mponeng mine.
After the announcement was made outlining
our intention to restructure the South African
business, unsolicited expressions of interest
were received from several parties which
ultimately led to the decision to sell Kopanang,
the nearby West Gold Plant and related
infrastructure to Heaven-Sent SA Sunshine
Investment Company Limited (HSC), a Chinese
capital management company headquartered
in Hong Kong. HSC currently holds a 74%
interest in Village Main Reef Limited which owns
and operates the Tau Lekoa mine, also located
in the Vaal River region. The sale transaction
was concluded on 28 February 2018, having
fulﬁlled all conditions precedent.
It was, however, eventually decided in the
latter half of the year to place TauTona and
Savuka on orderly closure.
Additionally, on 19 October 2017, AngloGold
Ashanti announced that it had agreed to the
disposal of the Moab Khotsong and Great
Noligwa mines and related infrastructure,
including the Great Noligwa processing
complex, the Vaal River villages and AngloGold
Ashanti’s interest in the Margaret Water
Company to Harmony Gold Mining Company
Limited (Harmony). This transaction was also
subject to a number of conditions precedent,
all of which were achieved in early 2018.
Consequently, the Moab Khotsong and Great
Noligwa sale transaction was concluded on
28 February 2018.
Resultantly, as of 1 March 2018, AngloGold
Ashanti ceased to have underground mining
operations in the Vaal River area. We will
retain the long-life MWS tailings retreatment
operation, as well as the surface rock-dump
reclamation operations that will continue to
be treated through the Kopanang gold plant
which was also retained by AngloGold Ashanti.
These two operations in the Vaal River region
together with the long-life Mponeng mine
in the West Wits region will form AngloGold
Ashanti’s operating base in South Africa, and
are expected to account for about 13% of
production in 2018.
Operational performance
Production
The South African operations produced
903,000oz, a 7% decrease year-on-year as
tonnes mined were affected by a poor start up
to the year at all operations. Underground yield
dropped 8% to 6.93g/t, a result of lower feed
grades as well as higher dilution year-on-year.
This was mainly due to an increase in waste
tonnes at Moab Khotsong, moving away
from higher grade areas at Mponeng, and the
reclamation of the tailing storage facilities at
the West Wits Surface Sources.
The decision to stop the loss-making
operations in the third quarter further
impacted full-year production. The ﬁnal blast
at TauTona took place on 15 September 2017
and the Section 189 consultation process
with employees and their organised labour
representatives, continued. At Kopanang, the
Section 189 process happened in parallel
with the pending disposal of the mine as was
announced in October 2017.
REGIONAL
REVIEWS
CONTINUED
South Africa
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The work ahead for the region will be mainly
to drive productivity and other efﬁciency
improvements in the mining cycle, work
routines, compliance and face length generation
and recoveries. The South Africa regional
management team will also be focused on
ensuring all support structures are properly
aligned to the new, smaller production base, as
they aim to return the region to proﬁtability and
positive cash generation.
At West Wits, production was lower than in the
previous year at 315,000oz, mainly due to the
slow start-up to the year following safety-related
stoppages late the previous year. Production
at Mponeng decreased year-on-year, mainly
as a result of the planned mining of lower-
grade areas, face-time constraints with mining
occurring further away from shaft stations,
as well as three separate seismicity-induced
fatal accidents in the second half of the year.
The mine’s performance improved towards
the end of the second quarter through to the
third quarter, due to improved efﬁciencies.
Production highlights were a 4% increase in
the mineable face length which allowed for
more face-length ﬂexibility. During the year,
the average monthly face advance increased
from less than 4.9m to more than 5.0m in
June, which was maintained for the rest of
the year. Mponeng’s yield improved in the last
quarter of the year, to an average of 8.54g/t.
Unfortunately, safety-related work stoppages
following the fatal accidents in late October and
early November contributed to a disappointing
decline in production in the last quarter.
At TauTona, severe production challenges, in
addition to a depleted Ore Reserve and limited
mining ﬂexibility, compounded operational
inefﬁciencies and low productivity, and led
to the decision to place the mine into orderly
closure. As mining areas moved further away
from the main infrastructure towards the
lower-grade eastern boundary of the mining
lease, and areas with more complex geological
structures and greater seismic risks, this
resulted in greater inefﬁciencies and the natural
decline in grades.
At the Vaal River operations, production
improved by 4% year-on-year to 385,000oz.
The main contribution was from Moab
Khotsong where efﬁciencies improved and
there were fewer safety-related disruptions,
despite dilution and a lower mine call factor.
At Kopanang, production remained ﬂat
year-on-year, impacted by safety-related
interruptions following the fall-of-ground fatal
incidents in the fourth quarter. However,
volumes mined improved and implementation
of the cycle mining strategy showed early
signs of success.
Surface Operations’ production was up 3%
at 192,000oz for the year. At Mine Waste
Solutions, production was 18% higher at
REGIONAL REVIEWS CONTINUED
South Africa
Picture:
Mponeng, South Africa
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109,000oz compared with the same period
in 2016, given the improvement in feed
grades from the Sulphur Paydam and East
tailing storage facilities (TSF), coupled with
improved recoveries. The yield increase
was as expected as the Sulphur Paydam
is normally associated with higher reef
values. Production was also boosted by
higher volumes of ﬂoor cleaning material
reclaimed. Gold recovery efforts improved
in the last quarter of the year to around 7%,
aided by reagent suite optimisation and
improved carbon management. Operations
at the ﬂotation and uranium circuit remain
suspended as investigations into improved
water reticulation continue.
Production from hard rock dumps was lower
owing to a drop in tonnage throughput, and
lower recoveries due to the increased amount of
clean-up material which is refractory in nature.
The sticky nature of the material processed
through the Surface Operations’ plants
negatively impacted metallurgical efﬁciencies.
Surface Operations’ production was also
affected by the suspension of the Kopanang
marginal ore dumps and reduced availability of
the mill at the Kopanang gold plant.
Costs
All-in sustaining costs were 15% higher than
2016 at $1,245/oz. Total cash costs for the
region increased to $1,085/oz compared
with 2016, due to lower production volumes,
inflationary pressures and a 9% stronger
rand on average against the dollar. In line
with the company’s continued focus on
improving efﬁciencies, a cost savings plan
was adopted towards the end of 2016
to realise synergies from shared services
among business units. This entailed, among
others, the review of all commodity and
service contracts to optimise agreements
where possible and align related costs.
Growth and improvement
Mponeng Phases 1 and 2 Project
Mponeng’s mine life extension is initially
executed through the Below 120 Level, Phase
1 project. Phase 1 aims to access deeper,
higher-grade ore with the development of a
decline access below the current secondary
shaft. Phase 2, the next stage of the mine life
extension, currently under evaluation, involves
deepening the secondary shaft to further
extend the life of mine.
Completion and full commissioning of Phase
1 is expected during 2018. An additional
ventilation hole is being created from decline
3 to 116 level to create more ventilation
capacity, along with an ore pass down to 126
level to ease ore handling logistics on 123
level. Completion of the water management
infrastructure on 127 level was delayed
during the last quarter of the year following
ﬂooding of the emergency pump station
and pump station panels. The emergency
pump station is still under construction at
the bottom of the decline system, with full
commissioning expected in the second half
of 2018. Construction and commissioning of
the ore handling infrastructure to 126 level is
expected to be completed by the end of the
ﬁrst half of 2018. The ramp-up to steady state
Ore Reserve development is continuing. The
revised geological resource model associated
with the Ventersdorp Contact Reef is currently
under review.
The Phase 2 feasibility study for the Mponeng
LOM project has resumed, having been
interrupted at the end of May 2017 to allow
the geotechnical study to be completed to
determine the most appropriate location of
the infrastructure relative to tolerable levels of
rock stress.
Zaaiplaats
This project has now been sold together
with Moab Khotsong mine, with effect from 1
March 2018.
Update on technology and innovation
project
The technology project – which aims to
safely mine all the gold, only the gold,
all the time – continued to investigate all
known rock fragmentation methods, with
thermal spalling and other fast rock-breaking
alternatives, were tested. Of these, thermal
spalling yielded the most promising results
for our rock types.
The thermal spalling – or rock-breaking –
process consists of four activities – drilling,
spalling, cleaning and backﬁlling. These
activities are conducted in parallel, with each
activity overlapping.
All aspects of the technology work being
conducted have been suspended with the
exception of thermal spalling, and test work
on high-strength backﬁll at Mponeng. Thermal
spalling trials will continue in 2018.
In support of the Mining Phakisa industry
initiative, AngloGold Ashanti will make available
any technologies developed, as agreed,
for future redeployment and continued
development by interested parties associated
with the Phakisa process.
Capital expenditure
Sustaining capital was spent across all sites.
Growth capital investment was focused
mainly on the Mponeng Phase 1 project, as
construction and commissioning of the ore
handling infrastructure to 126 level continued.
However, total capital expenditure for the
region decreased 18% year-on-year as a result
of cost curtailments in line with the suspension
of operations and restructuring of the South
African asset base, which included the
expensing of certain capital costs at TauTona
and Kopanang, and a delay in starting the
Mponeng Phase 2 LOM extension project.
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Sustainability performance
Safety
Safety – our ﬁrst value – focuses on the well-
being of our employees and their protection
from hazardous exposure deﬁne who we are
and how we conduct our business.
AngloGold Ashanti had recorded three
consecutive fatality-free quarters for the ﬁrst
time in its history, prior to the ﬁrst fatality of
the year in July 2017. During the course of
2017, the South African ultra-deep mines
posted a record 349 fatality-free days. In the
West Wits, TauTona achieved a year without a
fatality, while Mponeng, for the ﬁrst time in its
history, recorded 2 million fatality-free shifts.
In the Vaal River, Moab Khotsong recorded
500,000 fatality-free shifts during November
2017, while Kopanang and Surface Operations
achieved one, and two million fatality-free
shifts respectively.
The South Africa region received the
MineSAFE’s highest award in 2017 for
the most improved safety performance.
MineSAFE, an industry body, is a collaboration
between mining companies, employee bodies
and the South African DMR.
This improved safety performance was a
result of the progressive implementation of the
safety strategy. The main areas of focus of this
strategy is to reduce the risk of fatalities by
ensuring that every employee understands and
continuously manages hazards and associated
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Regrettably, the good start to the year
was marred by seven fatalities in the
second half.
•
Three of these fatalities occurred at the
Vaal River operations:
Moab Khotsong – Mr Elias Quive was
injured in a tramming incident in March
and regrettably passed away almost
four months after the incident.
Kopanang – Messrs Nkolisi Sibeko and
Peter Ngobeni lost their lives in a fall-of-
ground incident in October.
•
Four seismicity-related fall-of-ground
fatal accidents occurred at the West Wits
operations in the last quarter of the year,
two in October and two in November:
Mponeng – Messrs. Ramabele
Sebophe and Tseko Ramokobo
succumbed to injuries sustained during
two separate incidents while Messrs.
Mapheelle Tauoa and Zwelinjane
Khubone succumbed to injuries
sustained in another working area.
We extend our deepest condolences
to the families, friends and colleagues of
the departed.
risks and that they comply with set work
routines, that critical controls are in place,
and that high potential incidents are diligently
reported and addressed, while making optimal
use of technology to reduce risk proﬁles.
Picture:
Mponeng, South Africa
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The all-injury frequency rate (AIFR), the
broadest measure of workplace safety, was
12.68 for 2017 (2016: 12.02) per million hours
worked. Efforts are continuously underway to
improve our safety performance in line with the
company’s values and safety strategy.
Further mitigation measures were identiﬁed
post the fatal incidents. In relation to the
tramming incident, further engineering
controls have been identiﬁed, including
remote signalling devices for drivers to signal
while outside the cabin and also to detect
whenever the driver trips and/or stops the
locomotive. Following the fall-of-ground
incidents, additional controls were identiﬁed
around the layout and design of excavations in
relation to structures as well as an increased
focus on, and additional skills at start-up risk
assessments. Mitigation measures are in
place to avoid any recurrences of these fatal
accidents. These are set out in the section
People are the Business
1
.
Employee engagement
Employee transition framework
Our employee engagement process in South
Africa has mainly made use of the Plenary
– a forum at which management and our
employees’ organised labour representatives
meet to discuss actions to give effect to
the employee transition framework. This
framework integrates policies, procedures and
principles to guide the optimal application of
human resources management in a rapidly
evolving business and social environment.
Given the South Africa region’s restructuring,
explained above, discussions with respect to
employees affected by transfers, contracting
of certain non-core functions, or by
redundancy, are held and managed through
these forums. In line with our regulatory
obligations in terms of our Social and
Labour Plans, we also make use of the joint
management and organised labour Future
Forum for discussion. Each operating unit has
a labour management committee in place to
implement the decisions taken at Plenary or
in Future Forum sessions.
Restructuring and labour relations
The South Africa region faced restructuring
and downscaling of operations for the better
part of the year.
Despite a complex and a sensitive operating
environment, the labour relations climate
remained stable throughout the year. The
participation of all unions in the intensive
restructuring process which was undertaken
without any strike action, is an indication
of the nature of the working relationship
between management and unions, as
supported by the company’s relationship-
based labour relations model.
The initial restructuring process began early
in 2017 when a section 189(3) notice was
issued in terms of the Labour Relations Act 66
of 1995 (LRA) to terminate the employment
of 849 employees, as informed by the 2017
budgetary requirements. The process was
facilitated by the Commission of Conciliation
Mediation and Arbitration (CCMA). This
followed intensive engagement with unions
and regulators, in terms of section 52 of
the Mineral and Petroleum Resources
Development Act (MPRDA). All parties agreed
to reduce the impact of job losses – by means
of including voluntary severance packages
and transfers – resulting in only 21 employees
being dismissed for operational requirements,
in accordance with the LRA.
Following the announcement on 28 June
2017 to restructure some of the South African
mines, to put some operations on care and
maintenance, further engagement was held
with employees’ labour representatives, the
DMR at national and regional level, local
communities (NPOs, NGOs and youth), small,
medium and micro enterprises (SMMEs)
as well as the local municipalities in host
communities and major labour-sending areas.
The main purpose of this engagement was to
inform stakeholders of developments at our
mines and to address matters relating to the
transfer of TauTona and Kopanang’s Social
and Labour Plan (SLP) obligations, their
environmental programmes and mining rights
as well as the transfer of some employees to
the new owners of the mine.
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Subsequently, a section 189 process began
with notices given to affected employees.
This restructuring process was also facilitated
by the CCMA, and involved an in-depth
consultative process and adherence to all
applicable legislation.
One of the conditions precedent in the sale
agreement for Kopanang was for the new
owners to conclude an agreement with
AngloGold Ashanti and employees’ labour
representatives to determine the number of
existing employees who would continue to
work at the operation after the change in
ownership comes into effect. This agreement
was concluded on 16 November 2017, and
resulted in 3,054 employees, of the total
workforce of 3,638, or 84% being transferred
to the buyer, HSC. AngloGold Ashanti
honoured its undertaking to pay accrued
severance packages to all affected employees
at Kopanang immediately following the
conclusion of the sale transaction.
Extensive engagement, discussions and
negotiations were held during the year around
the planned restructuring. The outcomes of
and/or commitments resulting from these
engagements are set out alongside:
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Stakeholder
Engagement/response
Regulator
Engagements were held with local, provincial and national government; trade union representatives; host communities and civil society organisations; and small, medium and micro enterprises (SMMEs). The issues covered ranged from the repositioning of AngloGold Ashanti’s South African operations, to the status of our compliance with our mining rights, in particular our mine works, environmental, and SLPs, and the impact of the restructuring on employment in communities.
•
A detailed presentation was given during an MPRDA Section 52 investigative process following announcement of the proposed downscaling
•
AngloGold Ashanti is committed to meet all relevant SLP commitments
•
Planned actions were provided to the regulator with regards to the downscaling and subsequent impacts
•
Detailed audit was conducted and site visits held for the top 100 suppliers to assess BEE compliance
•
Workshops were conducted with top suppliers to address regulatory requirements for transformation, and punitive measures applied by the BEE Commission.
Community
•
Given the deteriorating employment climate and the downscaling of operations in the region, enterprise development centers (EDCs) are being established to provide opportunities for youth and SMMEs
•
Youth were invited to attend SMME and senior management brieﬁngs to aid in understanding the company’s processes and of the opportunities available
•
Training and development provided for SMMEs on business plans, market research, statutory business compliance relating to tax regulations and company registration through the EDCs
•
Information on how to use the on-line portal were provided through the EDCs
•
Feedback given on community portable skills training, as well as the bursary and internship programmes that run annually, including qualifying criteria
•
Community engagements were attended by representatives from the DMR, local municipality and the operations to gain an understanding of issues related to the sale of the operations. Key issues discussed were how environmental liabilities would be managed and the model/entity to be developed for the beneﬁt of the communities. These discussions are still underway
•
Social and Institutional development proposals from the community were considered, in terms of funding guidelines for NGOs and NPOs, and were presented at community brieﬁngs during the year
•
Workshops and training provided to NGOs to ensure compliance with the regulations of the Department of Social
Development, South African Revenue Services (SARS) and other agencies were also conducted
•
Detailed presentations given on company’s progress on how to access procurement opportunities
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Stakeholder
Engagement/response
Local municipalities
AngloGold Ashanti has assured stakeholders and the community that all commitments made in its SLPs will be met.
Projects relating to educational programmes, infrastructure, enterprise development, community human resource programmes and income-generating projects were delivered to the two new mine owners of the Vaal River operations for implementation
Following the Constitutional Court decision on 1 November 2016, that a dispute regarding the water surcharge levied by
Merafong Municipality should be remitted to the High Court, the valuation appeal board ruling in favour of the appeal on the matter by the three mining companies (AngloGold Ashanti, Harmony and Sibanye-Stillwater), referred the matter to the High Court. The court is yet to set the hearing date. In view of the delays in hearing the matter in 2017, it is expected that the matter will be heard in 2018
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Health
Employee wellness
Given the nature of ultra-deep, hard-rock,
labour-intensive gold mining, the industry
faces a variety of health challenges and
workplace risks that are compounded by
certain diseases prevalent in Southern Africa,
including occupational lung disease and HIV/
AIDS. A high-level assessment (covering
contributory causes, consequences and
critical controls) of health risks in the South
Africa region has been incorporated into the
company’s ‘health risk architecture’. Also see
<SDR>
for more information.
The all occupational diseases frequency rate
(AODFR) for 2017 was 12.39 per million hours
worked (2016: 11.8). The increase is attributed
mainly to gradually rising rates of dysbarism/
barotrauma. This is a spectrum pressure-
related injury to the middle ear following rapid
descent or ascent in deep level mines.
The AODFR also includes silicosis,
occupational tuberculosis (TB), noise-
induced hearing loss (NIHL) and all heat-
related illnesses. A total of 778 (2016: 823)
cases of occupational disease were reported
during 2017, of which 54 cases were NIHL;
255 occupational TB; 105 heat illness; 257
barotraumas; and 107 silicosis. New TB
and HIV rates remain at their lowest levels in
more than a decade. Sick leave rates remain
stubbornly high in a working population with
a high incidence of chronic diseases. While
NIHL rates increased in the past two years,
they have now stabilised.
Early NIHL trends are, however, improving
due to the use of personalised hearing
protection devices, which provide increased
protection for employees exposed to
high-risk areas in the workplaces. These
devices help dampen or eliminate harmful
frequencies. Employees are tested regularly
and as a result are aware of their hearing
status and causes of hearing loss, if any,
through ongoing coaching sessions.
By 2017, new cases of HIV and TB had
declined by some 70% over the past
decade. New cases of HIV (laboratory
conﬁrmed cases) declined from 4.7% in
2005 to 1.3% in 2017, and new TB cases
have declined from 3.02% in 2005 to 1.1%
in 2017. Much of this sustained success
in both TB and HIV can be attributed to
integrated health programmes across the
business, including effective screening,
diagnosis and treatment programmes,
improved dust suppression on the mines,
effective housing and accommodation
HIV cases declined from
4.7%
1.3%
2005
2017
New TB cases declined from
3.02%
1.1%
2005
2017
Picture:
Mponeng, South Africa
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strategies in the region, with a drive to
provide family accommodation and private
rooms instead of shared accommodation,
along with a declining dependency on
migrant labour.
Incidence rates for these two diseases,
which are inextricably linked, have
shown sustained and very encouraging
improvements over the past 12 years, and
rates are now approaching national averages
in the country. For more information on
the work done to eradicate TB through the
Masoyise iTB campaign, see the
<SDR>
.
Early silicosis cases remain at historically low
levels. Dust control measures continued to
be effective and our operations exceeded the
South African Mine Health and Safety Council’s
milestones for dust control. Further details on
this are available in the
<SDR>
.
Total health expenditure
In 2017, about R864 million was spent on
health and wellness programmes in the region,
of which almost 50% was spent on clinics
and hospitals through AngloGold Ashanti
Health. The balance was spent on various
medical insurance and compensation costs
for occupational and non-occupational injuries
and illnesses affecting our employees.
Going forward, AngloGold Ashanti has
adopted a high-level strategy to outsource
health services in a phased approach. The
proposed approach has been presented
to organised labour at various employee
engagement forums.
In line with restructuring at the South African
operations, the planned closure of in-patient
services at Western Deep Levels (WDL)
hospital – including theatres, intensive
care unit and high-care, three wards, and
hospital kitchen – was completed by 31
August 2017, with a simultaneous reduction
in support services. A total of 184 positions
were affected, and all elected to take
voluntary severance packages, avoiding
the need for forced retrenchments. Iterileng
Medical Station in Vaal River was closed.
Some patients were transferred to a new,
high quality care facility in Welkom for the
requisite healthcare. The closures of the
Savuka and TauTona medical stations were
successfully completed.
Preliminary plans are in place for an integrated
health clinic at Mponeng that will include
occupational health, primary health, and
emergency response services.
Working group on silicosis
Settlement negotiations between the
Occupational Lung Disease Working Group
and the class action’s legal representatives
have reached an advanced stage. More
detail on the OLD Working Group is provided
in
Our material concerns and external
environment section
.
1
Environment
Environmental risks are fully incorporated
in our business risk management process,
operational environmental management
systems and regulatory obligations around
environmental impact. Principal environmental
risks in the region relate to groundwater
pollution from tailings storage facilities and
the risk of mine ﬂooding from abandoned
neighbouring mines. The long-term risk of
groundwater pollution is largely mitigated by
the ongoing reclamation of tailings storage
facilities and waste rock dumps and the
subsequent rehabilitation of footprints.
In addition to the physical risk of ﬂooding
of current operations, there is the ﬁnancial
burden of pumping water from underground
and the potential future liabilities. The risk of
mine ﬂooding has been mitigated by ongoing
pumping of underground water, directly or
indirectly at Margaret Shaft and Great Noligwa
in the Vaal River and at Covalent and Savuka
in West Wits. As disclosed above, our interest
in the Margaret Water Company was sold
with effect from 28 February 2018. The bulk
of the water evacuated in the Vaal River area
is used for tailings reclamation by Mine Waste
Solutions, which will continue, while the water
at Covalent is discharged into a local water
catchment to water quality standards, in line
with the Department of Water and Sanitation’s
directive. AngloGold Ashanti has developed
conceptual post-mining water management
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plans and we remain conﬁdent that
underground water could form an important
part of the local water supply resource
when mining in the area has ceased. We
continuously engage with regulators through
the Government Task Team (GTT) for Mine
Closure and Water Management to ensure
that all mining companies collaborate and take
accountability for mine ﬂooding and regional
mine water management obligations.
The pending regulations on provisions
for ﬁnancial closure, expected to come
into effect in February 2019, continued
to dominate the focus of mine closure
planning in the region. The mining industry,
in collaboration with the Chamber of Mines
Environmental Policy Committee, continued
its efforts to inﬂuence development of the
regulations and most recent drafts
published by the regulator are signiﬁcantly
more amenable to the industry than the
initial revision. See
Planning for closure
.
Operationally, we continued with concurrent
rehabilitation efforts on reclaimed tailings
footprints, as well as the demolition of redundant
infrastructure. For example, demolition work on
the East Gold, Acid and Flotation plants in the
Vaal River region was near completion by the
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end of 2017. Initiatives to explore alternative
land use and to optimise current land use
are ongoing. The region continues to explore
commercial agriculture projects for a broad-
based livelihood in the area.
Further, as part of the rehabilitation efforts,
a prefeasibility study is underway to test
the use of reclaimed tailings footprints and
impacted land for biofuel production. One
of the tailings footprints in the Vaal River has
been successfully planted with speciﬁcally
selected vegetation suitable for biofuel.
More than 400ha of previously established
phytoremediation projects (Woodlands) in the
Vaal River and West Wits areas also continue
to be maintained in collaboration with Wits
University Enterprise.
Climate change
In South Africa, the second draft of the
proposed Carbon Tax Bill was released in
December 2017, and is expected to come into
effect from 1 January 2019. It is anticipated that
the main exposure to carbon tax will be through
the increased cost of electricity purchased from
the national utility provider, Eskom. Carbon
tax on liquid fossil fuels used in the region will
be imposed at source, in addition to current
fuel taxes. Although the initial carbon tax rate
proposed is approximately $10/t CO
2
-e during
the ﬁrst phase, which ends on 31 December
2022, a series of allowances will reduce the
effective rate to between $0.50/t and $4/t.
Employee and community
development work
Employee development, training and
succession planning
In accordance with the employee transition
framework, and as part of the region’s
integrated human resources strategy to achieve
its business goals during 2017, great emphasis
was placed on the training and development
of employees and community learners. The
region’s technical training centres have all been
upgraded with new technology and a more
consolidated approach to training adopted
for safe and efﬁcient production. All technical
training centres underwent external audits in
the third quarter, and all received ISO 9001,
ISO 14001 and OHSAS 18001 re-accreditation,
with zero non-conformances.
The supervisory and managerial leadership
training programmes have been revised
with programmes such as the Advanced
Managerial Leadership Development
Programme, now linked to our integrated
talent management and succession planning
framework, ensuring that the correct people
receive appropriate training, as required. Each
general manager manages a business unit
talent pool and succession plan. The South
Africa region’s Chief Operating Ofﬁcer has a
regional plan aligned with the Chief Executive
Ofﬁcer’s global talent pool. The focus is now
on employee retention and development of the
skills required for the restructured South Africa
region to function optimally.
Home ownership and properties
As an expression of our commitment to create a
conducive living environment for employees and
communities in the areas in which we operate,
and in line with our obligations under the Mining
Charter 2014, AngloGold Ashanti continues to
roll-out the employee home-ownership scheme
in the South Africa region. Employees have
demonstrated high levels of interest in owning
houses, and some employees have already
purchased previously company-owned houses.
Given the restructuring of operations underway
in the region, some concessions were made to
enhance affordability.
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Picture:
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In addition, the local municipality has
expressed support for our project to develop
vacant land for a housing project that will
beneﬁt employees and members of the
community in the area. The project is to be
developed in partnership with the Merafong
City Local Municipality, Gauteng Human
Settlements Department and the National
Housing Development Agency. AngloGold
Ashanti and the Housing Development Agency
are currently undertaking administrative and
legal processes to initiate the project.
The restructuring of operations in the region
also enabled the company to make donations
to the National Department of Public Works in
support of the community. These include land
donated for the satellite Wedela Police Station,
with an estimated market value of R385,000, as
well as The Orkney Golf Club, with a municipal
valuation of R3 million, which was successfully
registered as a Section 21 company on behalf
of the Orkney Golf Players Association for the
beneﬁt of the community and its members.
Enterprise development
During the year, AngloGold Ashanti established
enterprise development centres (EDC) in
Merafong and Matlosana. These EDCs
aim to incubate existing and new SMMEs,
thereby creating and sustaining employment
opportunities. The centres assist in introducing
new enterprises into the area, while also
identifying, developing, enabling and mentoring
established and upcoming entrepreneurs. The
Matlosana EDC was opened in March 2017,
and the Merafong EDC in June 2017. Details
on the work done in these centres; as well as
efforts undertaken by AngloGold Ashanti to
create shared value through socio-economic
development in the Eastern Cape labour-
sending area are available in the
<SDR>
.
Regulatory update
Regulatory matters in 2017 focused primarily
on negotiations through the Chamber of
Mines, related to the reviewed Mining Charter.
The hearing of the Chamber of Mine’s court
application on the reviewed Mining Charter,
which was set for 19-21 February 2018 was
postponed. The reviewed Mining Charter,
which became effective in June 2017, only to
be suspended by mutual consent between
the industry and government pending
judicial review, was subsequently withdrawn.
Stakeholders agreed to negotiate a new
document, with the hopes of addressing
signiﬁcant concerns expressed by the
industry, through the Chamber of Mines,
organised labour groups, and an array of
mining-affected communities.
The court application was postponed on
the basis of the Presidency’s commitment
to resolving and to facilitate a process of
developing a new Mining Charter by way
of negotiations, inclusive of all stakeholders
such as government, business, labour and
communities in the interests of the industry
and the country as a whole.
The newly appointed Minister of Mineral
Resources, Gwede Mantashe, has committed
to more inclusive engagements to resolve
the impasse that followed the Charter’s initial
publication. Regarding compliance with the
2010-2014 Charter, AngloGold Ashanti has
met and even exceeded certain targets.
1
The overarching legislation governing the
mining industry in South Africa is the Mineral
and Petroleum Resources Development
Act 28 of 2002. The Minerals Petroleum
and Resources Development Amendment
(MPRDA) Bill was ﬁrst published in 2012 and
an amended Bill was subsequently published
in 2013 (“the 2013 Bill”). There are continuing
differences of opinion on the constitutionality
of some of the Bill’s provisions, a matter
that the Chamber of Mines raised during the
consultation process. The 2013 Bill
was passed by the National Assembly on
12 March 2014, passed by the National
Council of Provinces (NCOP) on 27 March
2014, and then sent to the President of the
Republic of South Africa (President) for assent.
On 16 January 2015, the President referred
the 2013 Bill back to the National Assembly
to accommodate his reservations around the
constitutionality of the 2013 Bill.
On the overall content of the Bill, we had
engagements with the DMR focused on
crafting legislation that would promote all
aspects of the mining industry, bring as much
certainty as is practicable and ultimately
bolster investor conﬁdence. On 5 October
2017, the President issued a statement noting
that he was still waiting for Parliament to
ﬁnalise the 2013 Bill. On 21 November 2017,
the Chairman of the NCOP select committee
on land and mineral resources announced
that the NCOP was aiming to conclude its
processes on the 2013 Bill in January or
February 2018. With the recent changes in
government, this process has been delayed.
The South African mining industry remains
fully committed to transformation undertaken
in a manner that sustains and supports the
industry, and does not undermine the laudable
goals of the MPRDA 2013 Bill, and in order to
meet the vision of the government’s National
Development Plan.
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CONTINENTAL AFRICA
Improved production in the Continental Africa
region enhanced its overall contribution to
group performance
Picture:
Iduapriem, Ghana
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AngloGold Ashanti has seven
mines in its Continental Africa
region, six of which are currently
in operation. Of these six,
AngloGold Ashanti manages
four. Obuasi in Ghana was not
operational in 2017 having been
placed on care and maintenance
in 2016. Closure is underway at
Yatela in Mali.
Democratic Republic
of the Congo
Kibali
, one of the largest mines of its kind in
Africa, is situated adjacent to the town of Doko
and 210km from Arua on the Ugandan border.
Kibali is co-owned by AngloGold Ashanti
(45%), Randgold Resources Limited (45%) and
Société Minière de Kilo-Moto (SOKIMO) (10%),
a state-owned gold mining company. Randgold
Resources manages the mine. Underground
mining began in November 2017.
Ghana
Iduapriem
, which comprises the Iduapriem and
Teberebie properties in a 110km
2
concession, is
located in the western region of Ghana, some
70km north of the coastal city of Takoradi and
about 10km south-west of the Tarkwa mine.
Iduapriem is an open-pit mine and during the
year its processing facilities were converted
from a carbon-in-pulp (CIP) to a carbon-in-leach
(CIL) plant with a gravity circuit. The gravity
feed recovers about 30% of the gold with the
remainder recovered by the CIL plant. The CIL
plant has a capacity of 418ktpm.
Obuasi
, which has been primarily an
underground operation, mining to a
depth of 1,500m, is in the Ashanti region,
approximately 60km south of Kumasi. The
mine was placed on limited operations
towards the end of 2014, and has been on
care and maintenance since 2016, pending
commencement of the redevelopment
project. A study into the redevelopment of
the mine has been completed. It is envisaged
that the planned redevelopment will deliver
a modern, mechanised underground
mining operation. Redevelopment work is
imminent as agreement has been reached
with the government of Ghana for the mine’s
redevelopment, subject to ratiﬁcation by
Ghana’s parliament of the relevant ﬁscal and
development agreements. These agreements
have been signed by the government.
Republic of Guinea
Siguiri
is a multiple open-pit oxide gold mine
in the relatively remote district of Siguiri,
around 850km north-east of the country’s
capital, Conakry. The gold processing plant
treats about 981ktpm. A combination plant
conversion project, begun during the year, is
expected to enable treatment of harder ore
and add substantial economic resources to
the mine. Commissioning is planned for the
second half of 2018. AngloGold Ashanti holds
an 85% interest in Siguiri, with the remaining
15% held in trust for the nation by the
government of Guinea. Siguiri is contractor-
mined using conventional open-pit techniques.
The area has signiﬁcant gold mining potential.
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Picture:
Kibali, DRC
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Mali
Morila
is a joint venture between AngloGold
Ashanti and Randgold Resources, in which
each has a 40% interest. The remaining 20%
is held by the government of Mali. Randgold
Resources manages the mine. Morila is
situated 280km south-east of Bamako, the
country’s capital. The mine had completed
mining in 2009 and transitioned to a tailings
storage treatment operation at the end of
2016. Although the mine has been a tailings
treatment operation, after the discovery more
recently of additional economic ore, limited
mining operations have resumed. The higher-
grade ore being mined will partly replace
the tailings storage treatment. The plant,
which incorporates a conventional carbon-
in-leach (CIL) process with an upfront gravity
section to extract the free gold, has an annual
throughput capacity of 5.5Mt.
Sadiola
is a joint venture between AngloGold
Ashanti (41%) and IAMGOLD (41%). The
government of Mali owns the remaining
18%. The Sadiola mine is situated in south-
western Mali, 77km south-southwest of
the regional capital Kayes. On-site surface
infrastructure includes a 4.9Mt per annum
CIL gold plant, where the ore is eluted and
smelted. The mine, which began operating
in 1996, has multiple open-pits and the
mining operation is nearing the end of its
economic life on the oxide Mineral Resource.
Discussions continue with the government of
Mali regarding the Sadiola sulphides project,
which is expected to enable the plant to
process sulphide ore.
Tanzania
Geita
, one of our ﬂagship mines, is located
in northwestern Tanzania, in the Lake Victoria
goldﬁelds of the Mwanza region, about 120km
from Mwanza and 4km west of the town of
Geita. The Geita gold deposit is mined as a
multiple open-pit and underground operation,
with the underground operation having begun
in 2016. The mine will continue to operate as
a mixed open-pit and underground operation
until the entire economic open-pit Mineral
Resource is exhausted. The mine is currently
serviced by a CIL processing plant with an
annual capacity of 5.1Mt.
REGIONAL REVIEWS CONTINUED
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Contribution to regional production
•
Tanzania
•
Ghana
•
Guinea
•
DRC
•
Mali
%
37
16
22
19
6
Contribution to group production
•
Continental Africa
•
Rest of AngloGold
Ashanti
%
39
61
Click on the map below to enlarge
Picture:
Geita, Tanzania
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2
3
4
5
1
CONTINENTAL
AFRICA
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

REGIONAL REVIEWS CONTINUED
Continental Africa
Key statistics
Units
2017
2016
2015
Operational performance
Tonnes treated/milled
Mt
28.0
27.6
27.2
Pay limit
oz/t
0.040
0.035
0.036
g/t
1.367
1.199
1.233
Recovered grade
oz/t
0.047
0.043
0.053
g/t
1.61
1.49
1.64
Gold production (attributable)
000oz
1,453
1,321
1,435
Total cash costs
$/oz
720
717
678
Total production costs
$/oz
1,012
1,005
900
All-in sustaining costs
(1)
$/oz
953
904
815
Capital expenditure
(2)
$m
409
291
315
Productivity
oz/TEC
23.01
20.70
20.61
Safety
Number of fatalities
0
0
1
AIFR
per million hours worked
0.39
0.51
0.50
People
Average no. of employees: total
13,593
12,691
11,942
– Permanent employees
5,467
5,331
5,061
– Contractors
8,126
7,360
6,881
Training and development expenditure
$m
5
3
3
See footnotes overleaf
Production
(000oz)
1,597
1,435
1,453
1,321
1,460
2013
2014
2015
2016
2017
Productivity
(oz/TEC)
14.36
20.61
23.01
20.70
9.97
2013
2014
2015
2016
2017
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Units
2017
2016
2015
Environment
Total water consumption
ML
16,651
11,911
16,931
Total water use per tonne treated
kL/t
0.614
0.428
0.603
Total energy usage
PJ
9.16
8.46
8.41
Total energy usage per tonne treated
GJ/t
0.34
0.30
0.30
Total GHG emissions
000t CO
2
e
666
682
694
Total GHG emissions per tonne treated
t CO
2
e/t
0.025
0.025
0.024
Cyanide used
t
7,274
7,693
8,405
No. of reportable environmental incidents
2
0
2
Total rehabilitation liabilities:
$m
431
430
425
– restoration
$m
253
262
261
– decommissioning
$m
178
168
164
Community and government
Community expenditure
$m
9
8
6
Payments to government
$m
331
260
291
– Dividends
$m
10
13
12
– Taxation
$m
114
76
97
– Withholding tax (royalties, etc.)
$m
98
79
85
– Other indirect taxes and duties
$m
47
25
24
– Employee taxes and other contributions
$m
51
46
52
– Property tax
$m
1
1
1
– Other (includes skills development)
$m
10
20
20
(1)
Excludes stockpile write-offs.
(2)
Includes attributable share of equity-accounted investments.
Key statistics
(continued)
AIFR
(per million hours worked)
1.56
0.50
0.39
0.51
1.97
2013
2014
2015
2016
2017
Total cash costs and all-in sustaining costs
($/oz)
1,202
783
968
720
953
678
815
717
904
869
2013
2014
2015
2016
2017
Total cash costs
All-in sustaining costs
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Operational performance
Production
The Continental Africa region delivered a
sterling performance during 2017 with a
10% increase in production compared to
the previous year. Exceptional production
performances recorded at Siguiri, Iduapriem
and Geita offset lower output from Sadiola,
which has limited operational ﬂexibility, mining
its last remaining oxide Mineral Resource.
At Kibali, tonnage throughput increased
by 4% in 2017 to record levels. Gold
production at 268,000oz in 2017 reﬂected
the signiﬁcantly improved performance in the
second half of the year. This was boosted by
an increase in both open-pit and underground
ore tonnes mined following the successful
commissioning of the underground materials
handling system and optimal use of the shaft,
facilitating the increase in higher grade ore
from underground. Improved plant availability
and recovery rates also contributed to
increased throughput and were boosted
by additional ultra-ﬁne grind and Pumpcell
capacity. Using the Pumpcell amongst other
things, helped facilitate the treatment of
100% sulphide ore at the processing plant
where it was processed solely for extended
periods, achieving design recovery and
above-design throughput. This resulted in
higher volumes of ore being treated and 2%
increase in production. In the underground
mine, operational challenges compounded
by underutilisation of the ore pass system,
continued during the year and resulted in the
treatment of lower grade ore at the expense
of the high-grade underground ore.
Geita’s production increased by 10%
compared to 2016, driven by a 14% increase
in recovered grade, a result of the higher-
grade ore mined at Nyankanga Cut 7 and
Cut 8. Underground ore sources were
in line with the mine plan while maiden
underground operations were ramping
up toward commercial volumes. Plant
throughput achieved was above plan owing
to the increase in the oxide feed and ﬁner
fragmentation resulting from the increased
running time of the secondary and tertiary
crusher circuits. The transition to underground
operations continued with four areas
being mined during the year, resulting in a
248% increase year-on-year to 493,000t in
underground volumes treated.
Production at Siguiri increased by 25% year-
on-year, following a solid performance with
improved productivities and greater access
to higher grade ore in the new Seguelen
pit in Area 1. Production in 2017, the third
highest in the mine’s history, was boosted by
favourable grade variances and optimised
treatment of full-grade ore laterite cap rock
(duricrust) stockpiles. This improvement
offset treatment of lower-grade stockpiles
from other pits and the lower volumes
treated. During the year, work began on
the Siguiri combination plant project, with
commissioning planned for late 2018.
At Iduapriem, production increased by 7%
year-on-year. Mining during the year focused
on deeper, higher-grade areas, resulting in an
8% increase in recovered grade. Total tonnes
mined increased 27% year-on-year to 35Mt,
owing to greater mining-ﬂeet productivity, as
the mine continued with its extensive waste
stripping programme to access the ore sources
in the Block 7 and 8 pit that will provide the
foundation for sustainable production over the
future life-of-mine.
At Sadiola, production declined as the
recovered grade decreased. This was a result
of reduced mining ﬂexibility as the remaining
oxide ore mining sources are depleted. Plant
operations were efﬁcient and consistently
achieved exceeded planned throughput. This
helped to partly offset the lower feed grade
and provided ﬂexibility to maintain a steady
production and revenue proﬁle. Tonnage
throughput was made up of a combination
of the limited, newly mined oxide ore and
full-grade ore stockpiles, as well as periodic
drawdowns from the lower-grade marginal
ore stockpiles.
Morila resumed mining in the latter part of the
year, accessing and treating higher grade ore
from the Domba pit, contributing to year-on-
year increase in production. The increased
tonnage throughput during the year was further
boosted by consistent plant availability and
treatment of softer ore, offsetting the decrease
in recovered grade. The mine is expected to
continue treatment of mineralised waste ore,
augmented by higher grade ore from targeted
mining areas, for the next three years, after
which the mine will transition to full closure.
Costs
All-in sustaining costs for the region increased
to $953/oz, mainly a result of increased
sustaining capital expenditure as planned,
partly offset by higher production. Total cash
costs increased marginally year-on-year, due to
the negative impact of higher initial costs from
underground mining at Geita and operating
costs at Kibali. This was partially offset by
higher production and recovered grades.
Total cash costs at Siguiri, Iduapriem, Sadiola
and Morila decreased year-on-year. At
Siguiri, costs decreased by 8% as a result
of increased production. At Iduapriem, total
cash costs decreased by 9% due to higher
production and lower costs as operational
efﬁciencies and cost management initiatives
continued to bear fruit during the year and
higher recovered grades.
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Capital expenditure
Capital expenditure for the region increased
in line with company plans as we invested
in growth projects at Siguiri and Kibali, and
increased sustaining capital investment at
Geita and Iduapriem. These projects are
expected to realise future beneﬁts as higher
grade ore is accessed at Iduapriem and Ore
Reserve development work in the underground
operation at Geita continues to ramp up. The
balance of sustaining capital expenditure was
earmarked to improve asset reliability and
consistent operations across the Continental
Africa region.
All-in sustaining costs for Kibali increased
year-on-year, a result of increased sustaining
capital expenditure on waste stripping in
the Pakaka and Kombokolo pits, increased
underground capital expenditure, and higher
plant engineering and process operating
costs, in particular power costs. Open-pit
mining costs were higher mainly due to lower
equipment availability.
During the year, the region continued to
drive continuous improvement through
the Operational Excellence programme, a
system that is now well entrenched across all
sites and disciplines. The focus remains on
delivering systemic and sustainable operational
improvements, aimed at each operation
rapidly progressing towards targeted lower
all-in sustaining costs that reﬂect the inherent
opportunity that exists within each operation.
Growth and improvement
Geita made good progress with the
construction of the new 40MW power plant,
which is expected to be commissioned in the
ﬁrst half of 2018. The plant will provide the
required levels of reliable power to the mine
and reduce the overall cost of power. The mine
successfully transitioned to and expanded
underground mining at Star & Comet, while
developing two new underground mines in
the Nyankanga mining area. Open-pit mining
is anticipated to continue at Nyankanga Cut
8 until the second half of 2019 while Geita Hill
East Cut 1 is expected to ﬁnish in the ﬁrst half of
2018. Exploration work is being conducted at
Selous, 2.4km from Star & Comet, for a satellite
pit to supplement underground operations.
Siguiri’s combination plant is well advanced
and scheduled to be fully commissioned
in the second half of 2018. The associated
30MW power plant will also be commissioned
in the second half of the year. Construction
of the combination plant began with the
early works in the ﬁrst half of the year carried
out by a local contractor. The main civil
construction commenced in the second
half of the year with the ﬁrst major concrete
poured in December 2017. The mill shells
arrived on site in September, and off-site
fabrication and sourcing of electrical and
instrumentation equipment and cabling,
continued during the last quarter of the year.
Major contractors mobilised on site and a
new mining contractor was on track to begin
mining in ﬁrst half of 2018.
Siguiri has commenced drilling Block 2,
after which it is expected that drilling can
begin at Saraya and Foulata to support a
prefeasibility study. Some of the farms being
compensated will be for the infrastructure
required for the development of the project.
It is expected that Block 2 will both improve
the ounce proﬁle from 2020 and potentially
extend the life.
At Iduapriem, the deferred stripping carried
out during the year at Teberebie Cut 3 was
completed and waste stripping at the larger
Cut 1 exceeded planned targets. The project
delivered an additional 4.1Mt of marginal and
waste material as a result of improved efﬁciencies
in mining unit rates. This work will now provide
access to the orebody to extend the mine life
by about a decade. The plant recovery project
was successfully completed and is expected to
contribute to higher plant recoveries in 2018.
The main pit dewatering project at Sadiola
was substantially completed at year end,
with all equipment and materials delivered
to site. Construction of the sulphide project
awaits approval by the government of Mali,
though no agreement has yet been reached in
this regard. Despite our efforts and the clear
beneﬁts the project would generate locally and
to the government of Mali, there has been no
resolution around the terms critical to moving
the project forward. AngloGold Ashanti and
joint-venture partner IAMGOLD Corporation
continue to evaluate the project which will add
sulphide-ore processing capability to the plant.
Although we remain committed to the project,
if no agreement is reached, the operation will
enter a restricted exploitation phase and then,
when stockpiles are exhausted, it will enter a
phase of suspended exploitation (care
and maintenance).
At Kibali, capital expenditure of $110m for
the year (attributable), was spent mostly
on underground development, the vertical
shaft and the second hydropower plant.
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Underground paving at the central haulage
level was completed, allowing haulage
from the ore passes into the underground
crushers. The materials handling system was
also commissioned during the last quarter
of the year, and 118kt of ore hoisted from
the shaft, with total underground ore tonnes
of 1,110kt mined for the year. Underground
ore production from the declines totalled
505,000t in the last quarter of the year.
Once the ramp up has been completed, a
signiﬁcant increase in production is expected.
Ambarau, the second hydropower station
was completed and commissioned during
the ﬁrst half of the year, taking Kibali’s total
hydro generation capacity to 32MW. At
the plant, the ultra-ﬁne grind and Pumpcell
capacity was increased at the start of the
year, enabling the processing of substantially
increased ﬂotation concentrate volumes,
improving grind and recovery as well
as providing ﬂexibility in ore treatment.
Furthermore, waste stripping at both
Kombokolo and Pakaka satellite pits were
undertaken during the course of the year.
The only major capital project remaining is the
third hydropower station at Azambi, which
is being constructed and is expected to be
commissioned in the second half of 2018.
Update on Obuasi redevelopment
Obuasi, which was placed on care and
maintenance in 2016, remained so
throughout 2017. The cost of Obuasi’s care
and maintenance programme was $62m in
2017 (2016: $70m).
The invasion of a part of the mine by illegal
miners in 2016, as reported on extensively
in our Integrated Report 2016, has been
resolved and the mine’s operational area has
been cleared of illegal miners. Public security
agencies provided security at the mine
throughout 2017, and continue to do so.
AngloGold Ashanti was in discussions with
the government of Ghana throughout 2017
to secure the necessary agreements and
permits for the possible redevelopment of the
mine. The boards of AngloGold Ashanti (and
its relevant subsidiaries) have approved the
redevelopment of Obuasi, now expected to
commence subject to ratiﬁcation by Ghana’s
parliament of the relevant ﬁscal, development
and security agreements. These agreements
have been signed by the government of
Ghana. The board therefore approved interim
funding of $31m to cover the ﬁrst six months
to enable the project team to be established
and to set-up the front-end engineering and
design, so as not to delay the project.
The study into Obuasi’s redevelopment was
completed with improvements in returns and
payback period. This was achieved with an
improved geological model, phased capital
expenditure and the supportive agreements
signed with the government of Ghana.
The redevelopment will establish Obuasi as a
long-life, modern, mechanised underground
mining operation. This is a fundamental
departure from the mine’s previous operating
model. The redevelopment will deliver a mine
that makes use of automation and controls
for improved operational efﬁciencies and
consistency in performance. It envisages a
smaller, but more skilled workforce that can
operate in the planned mechanised and
automated environment.
The detailed feasibility study covers every
aspect of the mine, including operating
methods, systems and processes,
environmental management and mine
rehabilitation, organisational design, human
resource strategy and social responsibility,
among others.
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Project implementation will be undertaken in
two distinct phases:
•
Phase 1 includes project establishment,
mine rehabilitation and development, plant
and infrastructure refurbishment to enable
production at a rate of 2,000 tonnes per
day (tpd) for the ﬁrst operating year. The
preparatory work to reach the start of
Phase1 is expected to take approximately
18 months from the start of the project,
with the ﬁrst gold pour expected in the
third quarter of 2019.
•
Phase 2 includes refurbishing the
underground materials handling system,
shafts and ventilation, construction of a
primary crusher, a SAG/ball circuit, carbon
regeneration facility and a new gold room
and tailings storage facility. This will take a
further 12 months following Phase 1 and
enable the operation to increase processing
capacity to 4,000tpd within three to four
years. The operation will then ramp up to
5,000tpd from the ﬁfth year onward.
Mine production for the ﬁrst 10 years will
be focused on the upper ore bodies and is
expected to average 350,000oz to 400,000oz
annually at an average head grade of 8.1g/t.
Total cash costs are expected to average
between $590/oz and $680/oz, while the all-in
sustaining cost is expected to be between
$795/oz and $850/oz. Annual mine production
for the second 10 years is planned to increase
to between 400,000oz and 450,000oz, as
the mine deepens into higher grade ore. The
all-in sustaining cost is expected to improve
thereafter to between $750/oz -$800/oz.
It is estimated that the project, which is highly
leveraged to the gold price, will deliver an
internal real rate of return of between 16% and
23% at real gold prices of between $1,100/oz
and $1,240/oz.
Initial project capital expenditure anticipated
over the ﬁrst 30 months is expected to be
between $450m and $500m, excluding pre-
production capital of $64m. On completion
of phase 2, extended project capital
expenditure of $94m will continue through
to year six, covering the development of the
Obuasi Deeps Decline to the lower level of
the mine, refurbishment of the KMS shaft,
installation of new underground pump
stations and construction of the ﬂotation
tailings storage facility.
The project has a current life of more than 20
years. Opportunities exist to further optimise
the plan and to extend its life by targeting
the mine’s signiﬁcant additional mineral
endowment, particularly with down-plunge
extensions of the orebody into the Adansi
Deeps area below 50 level.
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Update on Obuasi redevelopment (continued)
Obuasi project: key metrics
Gold produced (economic footprint)
Moz
8.59 over
21 years
Annual gold production (steady state – ﬁrst 10 years)
000oz
350 – 400
Annual gold production (second 10 years)
000oz
400 – 450
Average annual tonnage treated (steady state)
Mt
1.6 – 1.8
Average head grade
g/t
8.8
Gold price assumption (Real)
$/oz
1,240
Cash cost per ounce (money terms at approval)
$/oz
590 – 680
All-in-sustaining cost (money terms at approval)
$/oz
750 – 850
Initial project capital expenditure (three years)
$m
450 – 500
2018
%
25
2019
%
55
2020
%
20
Extended Project capital expenditure over six years
(includes initial project capital)
$m
540 – 590
Capitalised operating cost
$m
64
Internal rate of return ($1,100 – $1,240/oz)
%
16 – 23
Payback period
years
6.5
All-in sustaining cost margin
%
38
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Sustainability performance
Safety
The region reported an excellent safety
performance in 2017, with a 24% year-on-
year improvement in the AIFR to a low rate
of 0.39 per million hours worked. There
were no fatalities during the year, and the
region achieved a record 801 days since the
last fatality in October 2015. In May 2017,
Geita was declared the overall winner, for
the second consecutive year, in the mining
sector by the Tanzanian Occupational Safety
and Health Authority (OHSA). This award
acknowledges Geita’s high level of safety and
health in the workplace.
Siguiri maintained its record performance
achieved in 2015 and 2016, having recorded
only one workplace incident. This is a
commendable performance, considering the
increasing safety risk proﬁle at the operation
given the large construction project currently
underway at the mine, as well as the
change of mining contractor. Siguiri’s safety
performance is attributed primarily to its focus
on closely managing on-site contractors.
Iduapriem has remained fatality-free for four
consecutive years, through its sustained
focus on the management of contractors and
ensuring that contractor activities conform
to mine and group safety requirements.
Iduapriem remains one of the top safety
performers in Ghana and the operation was
recognised for this at an awards ceremony
held in Accra in November.
Sadiola’s all injury frequency rate improved by
20% to 1.25 injuries per million hours worked
compared to the previous year. Various safety
campaigns and initiatives aimed at improving
driving skills and improving safety engagement in
the workplace were credited for the improvement.
Obuasi recorded an injury-free year during
2017 and on 26 December 2017 achieved 2.5
million injury-free hours worked. Although the
operation remains on care and maintenance,
the team on site continued focus on the
company’s safety initiatives.
Health
The region continued with efforts to improve
systems on the entire healthcare continuum,
including health issues in the workplace,
general wellness, as well as community-related
diseases. In respect of employees, focus was
placed on the prevention of diseases, effective
disease management and rehabilitation to
facilitate an early return to ﬁtness and work.
The operations embarked on comprehensive
healthcare programmes, taking into account
the capacity of local health systems to
support mine needs; as well as local
regulatory requirements. Speciﬁc health issues
included noise-induced hearing loss (NIHL),
dust management, malaria prevention and
surveillance, and management of emerging
infectious diseases, like Ebola, which have the
potential for outbreaks.
AngloGold Ashanti has developed practical
plans and activities to undertake to achieve
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Malaria spraying control programme, Obuasi, Ghana
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the company’s long-term aspirational goal of
“healthy employees and healthy communities
by 2030.” As part of the company’s health
strategy, these plans are aligned with the
company’s Sustainability Strategy, as well
as the United Nations’ (UN) Sustainable
Development Goals (SDGs).
The Continental Africa operations focused on,
among other things, the malaria programme,
promotion of health and wellness among our
employees, contractors and dependants.
Our malaria programme in the region
covers, among other things, awareness and
education; indoor residual spraying; provision
of prophylaxis; early detection and treatment of
cases; and personal protective equipment (the
PPE) and clothing.
Geita had the lowest incidence of malaria
across the region in 2017, at about 0.2% of
the workforce. This can be attributed to the
extensive malaria control programme that
extends beyond the mine’s boundaries into
the communities of Geita Town. Like our ﬁrst
malaria programme, which started at Obuasi in
2010, Geita has a community-based initiative,
undertaken in partnership with government
and NGOs. In Ghana, malaria control activities
continued under the public-private partnership
programme based at Obuasi and run by
AngloGold Ashanti’s non-proﬁt organisation,
AGA-Mal. This programme continues to
be supported ﬁnancially and technically
by our Ghana operations and the Global
Fund. In addition to the Obuasi districts, the
programme covers 12 other districts in the
Upper West and Upper East regions of Ghana.
Iduapriem also continues to provide and
sustain malaria control efforts in this region,
which has a high incidence of the illness. In
2017, Iduapriem launched a malaria control
programme themed “End Malaria for Good
in our Communities”. The malaria control
programme, covering employees, contractors
and host communities, involved the distribution
of 12,500 insecticide-treated nets (ITNs) during
the year. An estimated 5,850 people in 16 host
communities within the municipality, beneﬁtted
from this programme.
Sadiola also provides malaria control to site, as
well as to surrounding communities with good
malaria control and maintenance of gains over
the years. Siguiri faced the most signiﬁcant
malaria-related challenges in the Continental
Africa region. With a notable increase in the
number of malaria cases, the mine undertook
investigations and prompt action to reverse
this trend. The programme’s roll-out to include
Siguiri town is expected to be completed
by the end of 2018. This is in addition to
the extension to communities immediately
surrounding the mine. The mine has already
seen a reduction in the number of malaria
cases, achieving an incidence rate in 2017 of
6.8% (2016: 11.5%) cases in the workforce.
Other healthcare work included Geita’s $135m
contribution to build a surgical theatre unit in
Chato hospital, which is situated about 100km
from the mine. This was in addition to support
provided to the Geita municipal facility for HIV
and AIDS management, and to the local Geita
government hospital. More disclosure on the
region’s health programmes is available in
the
<SDR>
.
There were no cases of noise-induced hearing
loss in the region during 2017.
Employee relations
In line with the continued implementation
of the Operational Excellence efﬁciency
programme, key people-focused initiatives
were undertaken and completed in the region
during the 2017. These are not limited to but
included the following:
•
The ‘How We Work’
1
programme was
launched which included capacity-building
training of the human resources and senior
management teams and nominated line
managers at our sites. Implementation will
be further intensiﬁed and introduced to
employees at all levels across the region
•
Focus remained on localisation initiatives,
talent management and succession planning
interventions across the region
•
Successfully completed annual wage
negotiations for the period at all sites
There were no production interruptions and
the labour relations climate remained relatively
stable across the region.
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Continental Africa
USEFUL LINKS
1
See People are our business
In Siguiri, during the year, annual wage
negotiations included the unions, management
as well as the Ministry of Employment and
the General Labour Inspection for mediation
intervention between the parties. The
negotiations led to the conclusion of a one-
year wage agreement.
In Ghana, following the postponement of the
proposed unitary negotiations by the Ghana
Chamber of Mines, early in 2017, Iduapriem
successfully concluded a two-year wage
agreement with the Ghana Mineworkers Union
in respect of 2016 and 2017. As part of the
agreement, management and the union further
committed to the development of a salary
adjustment framework which would be a guide
for future negotiations.
In Tanzania, key focus areas at Geita during
the year included the initial preparatory work
to support and guide the mine as it becomes
an underground mining operation in addition
to open-pit mining activities. Management
and the majority union reached agreement
on a compressed working-week shift roster,
effective from December 2017, and a one-year
wage agreement effective January 2017.
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In Mali, the mine labour relations climate was
inﬂuenced by the uncertainty relating to the
Sadiola sulphides project and a potential
decision that would place the mine in limited
operations, and then care and maintenance
phase. The annual wage negotiations were
successfully concluded and implemented
effective January 2017. The wage agreement
concluded between management and
two recognised unions focused mainly
on improving the social and employment
conditions of employees.
At Yatela, the mine closure and retrenchment
process received approval from the labour
inspector.
Environment
There were two reportable environmental
incidents in the region in 2017, both at
Obuasi. One occurred on 6 October 2017,
when there was a loss of process water after
intruders cut off the bolt heads and nuts
holding ﬂanges on a process water pipeline
between the South Processing Plant and the
South Tailings Storage Facility. The process
water pipeline was repaired and security
visibility increased to avoid any recurrence.
On 26 June 2017, a very large volume of
rain water (estimated at 22,708m
3
) collected
because of rainfall overnight of 85mm,
overwhelmed the impoundment control valve
boundary containment of the Kokoteasua
dam, and eventually washed off the boundary
containment. This resulted in an uncontrolled
release of water into the Kokoteasua stream,
leading to ﬂooding of a school and some
houses within the Abompe community
of Obuasi. All the affected have been
compensated and the boundary containment
has been ﬁxed and improved.
The Environmental Management Plan (EMP)
for the Obuasi care-and-maintenance phase
(May 2017 – April 2018) was submitted to the
Ghanaian Environmental Protection Agency
(EPA). A new reclamation security agreement
for Obuasi was signed on 21 July 2017 and
will come into effect once the EPA issues
the requisite environmental permits for the
redevelopment project. Iduapriem obtained
approval from the national Inspectorate
Division of Minerals Commission to resume
mining of the Block 3 West Pit.
Geita was granted an environmental permit
for the Nyankanga underground project
from the Tanzanian National Environmental
Management Commission, as well as approval
for the change of mining method from the
Ministry of Energy and Minerals. The mine also
received approval from the Lake Victoria Basin
Water Board to dewater the Matandani pit into
the Kukuluma pit to allow exploration work for
the refractory ore project to begin. Approval
for the removal of a causeway separating
the Nyankanga dam into two basins was
also granted. After two years of consecutive
drought in the East Africa region, the mine
received a permit for construction of a second
water pipeline from Lake Victoria to Geita
town, which will supply water directly to Geita
town, leaving the Nyankanga Dam to serve the
mine only.
Environmental authorisation for the Siguiri
combination plant project was renewed by the
Guinean National Environment Regulator (known
as the BGEEE) following a site inspection in
December. Authorisation certiﬁcates were also
received for four exploration permits. The Sadiola
sulphide project’s environmental permit was
granted by the Malian Minister of Environment in
March 2017.
All operating mines in the Continental
Africa region retained their ISO 14001 and
International Cyanide Management Code
certiﬁcation in 2017. At Obuasi, the ISO 14001
certiﬁcation remained suspended for the year,
as the mine is on care and maintenance. ISO
14001 is the international standard for an
effective environmental management system.
Communities
The ﬁve-year Geita Economic Development
Programme (GEDP), which began in
September 2015, is a collaboration between
the mine and the Geita local authority and is
aimed at improving community livelihoods
and employment creation, particularly for
the youth and women. This programme
provides support to farming, small and
medium enterprises and projects such as
tailoring, shoemaking, embroidery, hydra-foam
brickmaking, welding and fabrication, which
have successfully changed the lives of youths
and women. Details on this work are available
in the
<SDR>
.
Additionally, we provide training on best-
farming practices, which has beneﬁtted
about 980 farmers. Geita also completed
construction of a modern, long-term storage
facility in 2017 to assist farmers. By expanding
the scope of paddy farming, this sub-sector is
expected to attract more youths to farming.
Geita mine also assists with the provision of
potable water to the residents of the Geita
town. Potable water is distributed to residents
by way of domestic connections and public
access kiosks. When the project began in
2012, only 3% of residents had access to
REGIONAL REVIEWS CONTINUED
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clean and safe tap water, now, after the
limited distribution network was completed
and the project launched in January 2016,
that ﬁgure has risen to 36% although the
percentage is constantly challenged by the
growing rate of rural-urban immigration.
The mine has spent over $5.2m to fund the
project to its present stage.
In Guinea, AngloGold Ashanti’s subsidiary,
Société AngloGold Ashanti de Guinée
S.A. (SAG), through the Siguiri Economic
Development Programme (SEDP), promotes
local economic development. SEDP projects
include agricultural, aquaculture, skills and
enterprise development projects aimed at
developing small businesses and employment
opportunities for local communities. Currently
these include horticulture, cashew plantation,
rice/paddy farming and ﬁsh farming. SAG also
implemented a commercial-scale aquaculture
project (tilapia farming). Fish cultivation began
in the second half of 2017 and the ﬁrst harvest
was in December 2017. Details on this work
are available in the
<SDR>
.
Further, as part of SAG’s commitment to
facilitate access to secondary education
by the communities in the nearby village of
Bouré and to establish a pipeline of educated
youth to drive the local Siguiri economy, the
company has provided free daily transportation
to school children in Bouré to attend school
at Siguiri (about 30km away) since 2002.
To ensure the sustainability of this work for
the beneﬁt of communities, SAG expanded
education facilities, constructed and equipped
ﬁve libraries and computer rooms, constructed
39 teachers’ accommodation units, and
completed nine fresh water boreholes.
Since the establishment of the Iduapriem
Gold Mine Community Trust Fund in 2012, its
focus has been on providing infrastructural
development in the mine’s host communities
to advance the company’s participation and
contribution to their sustainable long-term
development. In 2017, the Trust Fund built
a state-of-the-art multi-purpose hall for the
Bankyim community, as well as a community
health facility at Wangarakrom. The hall, which
serves as a community centre, also hosts
other functions for the community, including
youth, and skills development programmes.
The health facility has clinical equipment
and the requisite furniture, is expected to be
commissioned in 2018.
Additionally, a community market is under
construction in Teberebie at Iduapriem and
expected to be completed in the ﬁrst half of
2018. The market is aimed at encouraging
economic activity within the community, and
the market building will accommodate about
40 traders.
In Mali, when we began mining, the water
supply to the relocated villages at Sadiola
and Farabakouta was linked to the mine’s
water supply. To provide independent and
sustainable water to these villages, the mine
embarked on a community water project
which commenced in 2015. Construction
of the water system comprises a 150m
3
water reservoir, a solar-powered pump, a
secured pumping station, as well as the
piping distribution network to four villages
has been successfully completed and
the system tested. Related training and
social intermediation is provided to enable
beneﬁciaries to take over and independently
manage the water supply system once it has
been completed. Handover to beneﬁciaries is
planned for the ﬁrst half of 2018.
At Obuasi, an apprenticeship programme
which was started 10 years ago following
focused group engagements with the youth in
Obuasi, as well as with the local municipality.
The programme focuses on strengthening the
socio-economic fabric of the area. More than
300 apprentices have been trained in the past
decade. This programme was also an attempt
to mitigate the effects of the downsizing of
the Obuasi mine with youth being trained in
skills that are required beyond mining and the
borders of the town.
Twenty youths from ﬁve communities were
selected for the pilot programme in mid-2016,
and all successfully graduated in 2017, with
certiﬁcates in auto-electrical engineering,
welding and fabrication. The apprenticeship
training programme is a partnership with local
traditional authorities and HR World Company
Limited, which provides training.
REGIONAL REVIEWS CONTINUED
Continental Africa
Security and human rights
During 2017, security efforts continued to
focus on an integrated approach for effective
management of the various challenges faced
by the operations. The ﬁve-point security
plan, implemented in collaboration with
communities, focuses on regenerating and
sustaining relationships with communities,
public security, pertinent governmental
agencies and security at sites, with the aim
of removing people from risk. The Voluntary
Principles on Security and Human Rights
(VPSHR), to which AngloGold Ashanti is a
signatory, remain a key driver for our security
management practices.
AngloGold Ashanti approved and adopted
a human rights standard in 2016
1
, and
began its implementation during 2017.
Human rights due diligence self-assessments
were completed by each operation in the
Continental Africa portfolio, and served as
gap analyses for understanding areas which
have the potential to intersect or infringe upon
human rights and to direct our interventions
where most required. All operations within the
region are scheduled to be assessed during
2018, which will assist further in promoting
awareness of human rights concerns among
relevant role-players.
USEFUL LINKS
1
Download the approved and adopted
a human rights standard
https://thevault.
exchange/?get_group_doc=143/1502453846-
HRDueDiligenceStandard.pdf
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We also rolled-out human rights training to
further embed awareness and understanding
of the UN Guiding Principles on Human
Rights, which is included in induction and
refresher training and is offered either in the
classroom or online. As at December 2017,
a total of 7,479 employees and contract
employees had undertaken human rights
training across the region.
Regulatory changes
At the end of June 2017, the government of
Tanzania (GoT), enacted the Natural Wealth
and Resources (Permanent Sovereignty)
Act, No 5 of 2017, the Natural Wealth and
Resources Contract (Review and Re-
Negotiation of Unconscionable Terms) Act, No
6 of 2017 and the Written Laws (Miscellaneous
Amendments) Act, No 7 of 2017.
The three pieces of new legislation in question
purport to make a number of changes to
the operating environment for Tanzania’s
extractive industries, including those in its
mining, and oil and gas sectors. These
changes include, among others: the right
of the GoT to renegotiate existing Mine
Development Agreements at its discretion;
the provision that the GoT is entitled to a
non-dilutable, free-carried interest of no less
than 16% in all mining projects; the right for
the GoT to acquire up to 50% of any mining
asset commensurate with the value of tax
beneﬁts provided to the owner of that asset
by the GoT; removal of the refund of input VAT
incurred on the production of raw materials
for export; an increase in the rate of revenue
royalties from 4% to 6%; requirements for
local beneﬁciation and procurement; and
constraints on the operation of off-shore bank
accounts. For a more detailed reading of
the legislative provisions included in the new
laws, please see the Tanzanian parliamentary
website.
1,2
AngloGold Ashanti’s subsidiaries continue
to seek a constructive dialogue with the
GoT, and its agencies, to gain assurances
that Geita Mine will not be affected by these
legal and ﬁscal changes. On 13 July 2017,
AngloGold Ashanti announced that its
subsidiaries in Tanzania had made a decision
to take the precautionary step of safeguarding
their interests under the Mine Development
Agreement (MDA), by commencing arbitration
proceedings under the rules of the United
Nations Commission on International Trade
Law, as provided for in the MDA. Despite
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USEFUL LINKS
1
See: www.parliament.go.tz/bills-list
2
See: www.anglogoldashanti.com/
investors/announcements/
Picture:
Obuasi, Ghana
the dispute over the legal basis for the
increased royalty rate, from 4% to 6%, and the
imposition of a 1% clearing fee for the export
of gold, Tanzanian ofﬁcials have insisted upon
receipt of such payments as a condition of the
release of exports. While our subsidiaries in
Tanzania do not accept that they are bound
to pay either the new levy or the increased
royalties, these royalties and fees are being
paid under protest to ensure continued
processing of export shipments. The impact of
these additional royalties and levies currently is
approximately $20m on an annualised basis.
The lack of input VAT refunds has resulted
in an approximate $50m increase in working
capital for the year. The company continues to
engage with the revenue authorities to secure
the refunds due.
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Australasia
AUSTRALASIA
The Australasia region delivered a strong
performance with both mines in the region having
solid plans in place to improve the quality and
long-term optionality of their assets
Picture:
Sunrise Dam, Australia
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AngloGold Ashanti's operations in
the Australasian region, Sunrise
Dam and Tropicana, are located in
the north-eastern goldfields of the
state of Western Australia.
Sunrise Dam
, wholly-owned by AngloGold
Ashanti, is situated 220km north-east of
Kalgoorlie and 55km south of Laverton. Gold
production commenced at Sunrise Dam in
1997. Underground mining, carried out by a
contract mining company, is now the primary
source of ore for the operation, following
the completion of mining the Crown Pillar at
the base of the 490m deep pit in 2014. The
processing plant, comprising conventional
gravity and carbon-in-leach (CIL) circuits, is
owner-managed.
Tropicana
, a joint venture between
AngloGold Ashanti (70% and manager) and
Independence Group NL (30%), is located
200km east of Sunrise Dam and 330km
east-northeast of Kalgoorlie. The operation
began gold production in September 2013
following development approval in November
2010. The open-pit operation features a large-
scale, modern processing plant which uses
conventional CIL technology and includes
higher-pressure grinding rolls for energy-
efﬁcient comminution. Mining is carried out by
a contract mining company and the plant is
owner-managed.
Contribution to regional production
•
Sunrise Dam
•
Tropicana
%
43
57
Contribution to group production
•
Australasia
•
Rest of AngloGold
Ashanti
%
15
85
Click on the map below to enlarge
Picture:
Tropicana, Australia
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1
2
AUSTRALASIA
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Key statistics
Units
2017
2016
2015
Operational performance
Tonnes treated/milled
Mt
9.4
8.9
8.2
Pay limit
oz/t
0.06
0.06
0.06
g/t
1.84
1.86
1.85
Recovered grade
oz/t
0.061
0.058
0.068
g/t
1.89
1.82
2.12
Gold production (attributable)
000oz
559
520
560
Total cash costs
$/oz
743
793
702
Total production costs
$/oz
991
1,056
919
All-in sustaining costs
(1)
$/oz
1,062
1,067
875
Capital expenditure (attributable)
$m
153
109
78
Productivity
oz/TEC
47.87
46.81
55.84
Safety
Number of fatalities
0
0
0
AIFR
per million hours worked
8.53
9.49
8.56
People
Average no. of employees: total
974
925
836
– Permanent employees
226
211
195
– Contractors
748
714
641
Training and development expenditure
$m
1
1
1
REGIONAL REVIEWS CONTINUED
Australasia
Production
(000oz)
620
560
559
520
342
2013
2014
2015
2016
2017
Productivity
(oz/TEC)
62.00
55.84
47.87
46.81
49.64
2013
2014
2015
2016
2017
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Australasia
Units
2017
2016
2015
Environment
Total water consumption
ML
6,783
7,577
6,648
Total water use per tonne treated
kL/t
0.581
0.691
0.662
Total energy usage
PJ
6.32
5.62
5.14
Total energy usage per tonne treated
GJ/t
0.54
0.51
0.51
Total GHG emissions
000t CO
2
e
372
336
336
Total GHG emissions per tonne treated
t CO
2
e/t
0.032
0.031
0.034
Cyanide used
t
4,011
4,696
4,130
No. of reportable environmental incidents
0
0
0
Total rehabilitation liabilities:
$m
88
71
61
– restoration
$m
54
42
32
– decommissioning
$m
34
29
29
Community and government
Community expenditure
$m
0.7
0.6
0.3
Payments to government
$m
74
84
42
– Taxation
$m
28
41
2
– Withholding tax (royalties, etc.)
$m
18
16
16
– Employee taxes and other contributions
$m
28
27
24
(1)
Excludes stockpile write-offs.
Key statistics
(continued)
AIFR
(per million hours worked)
10.73
8.56
8.53
9.49
7.91
2013
2014
2015
2016
2017
Total cash costs and all-in sustaining costs
($/oz)
1,376
804
986
743
1,062
702
875
793
1,067
1,047
2013
2014
2015
2016
2017
Total cash costs
All-in sustaining costs
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Operational performance
Production
The region delivered a strong performance in
2017, producing 559,000oz driven by higher
mill throughput rates and feed grades and
increased metallurgical recoveries.
Sunrise Dam celebrated its 20th anniversary
in March 2017. A strategy, to lift the mined
grade while maintaining the underground ore
production rate at 3Mtpa, was successfully
implemented during the year, resulting in
a 5% lift in yield to 1.83g/t. The mine’s
production increased by 4%, compared
with 2016. Underground ore is the primary
source of mill feed and is blended with
intermediate grade (1.26 g/t) stockpiled ore
that was accumulated during open-pit mining
to meet the processing plant capacity of
approximately 3.6Mtpa. The higher-grade
Cosmo and Vogue ore bodies were the focus
of development in 2017, with Vogue targeted
to be the key ore source in 2018.
At Tropicana, optimisation and expansion of
the processing plant lifted processing capacity
to 7.7 Mtpa (100%), resulting in a 10%
increase in mill throughput, which delivered a
10% increase in attributable gold production.
A ﬁnes pulping circuit was commissioned in
November 2017, further improving efﬁciency
by minimising downtime during maintenance
shutdowns. This is expected to increase
annual mill run times by approximately 2% to
more than 98%.
Following the introduction of a 600t face
shovel to the mining ﬂeet, mining rates
increased to more than 90Mtpa in 2017,
enabling the resumption of grade streaming –
the preferential treatment of higher grade ore
while low-to-medium grade ore was stockpiled
– during the second half of the year. Mining in
2017 focused on the Havana 3 and Tropicana
2 pits.
Costs
All-in sustaining costs for the region were in
line with 2016 at $1,062/oz. The decreased
mining unit costs at Tropicana were offset by a
stronger Australian dollar against the US dollar
and increased sustaining capital expenditure
at Sunrise Dam, which included $20m for the
Recovery Enhancement Project (REP).
Growth and improvement
At Tropicana, the focus for 2018 and beyond
will be on implementation of the Long Island
strategy, which is expected to add 2.1Moz to
Tropicana’s business plan, extending mine life
by approximately seven years to 2027.
In December 2017, the Tropicana joint venture
partners announced a commitment to the
Long Island mining strategy and approval for
an additional ball mill in the processing plant,
to further lift plant throughput to 8.1Mtpa
which is expected to increase gold recovery.
The Long Island strategy has been driven
by ﬁnding a more cost-efﬁcient way to mine
waste in pit cutbacks. It involves using a strip-
mining approach that minimises waste haulage
distances by using in-pit backﬁll, essentially
optimising haulage distances over the life of
mine. The approach comprises eight stages
with three major decision points providing
ﬂexibility to tailor the approach at each
decision point, depending on market and other
prevailing conditions.
Phase one comprises mining of the Havana
South pit and a cutback of the Boston Shaker
pit, using the completed Tropicana pit as the
ﬁrst backﬁll location.
The Long Island development is expected
to increase mining rates to between 95Mtpa
and 107Mtpa over the next two years, to
peak in 2019 and to continue at that rate for
about four years. The project was enhanced
by the decision to install a 6MW ball mill in
the processing plant, enabling throughput to
be lifted to 8.1Mtpa to match the increased
mining rate. Through a reduction in grind size,
baseline metallurgical gold recovery is expected
to improve by up to 3% to approximately 92%.
Production (at 100%) is forecast to be between
478,000oz and 492,000oz in 2018 and
between 530,000oz and 548,000oz in 2019.
This does not include potential underground
production from mineralisation at the Boston
Shaker orebody, which remains open at
depth. A prefeasibility study incorporating inﬁll
drilling and underground mining options will be
undertaken in 2018. The target is to delineate
the underground Ore Reserve at more than
3g/t to replace stockpiled mill feed after 2021.
The Long Island strategy was underpinned by
an increase in the Ore Reserve to 66.59Mt,
grading 1.91g/t gold, for a total of 4.08Moz.
Including gold produced to date, Tropicana
has delivered a 72% increase in its Ore
Reserve since the project was approved in
November 2010.
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In 2018, Sunrise Dam will continue to focus
on embedding a more selective mining
approach to target higher grade sections in
the underground stopes, while maintaining the
underground production rate at approximately
250,000t a month. This approach is designed
to lift the grade of ore delivered to the mill
and reduce cash operating costs. In line with
this plan, work is focused on improving the
productivity of the underground operation to lift
sustainable ore production rates above 3Mtpa.
Several capital projects, including ventilation
upgrades and installation of an underground
workshop, are aimed at improving the effective
use of mining equipment and the reliability of
the mine.
The Vogue orebody will be the key ore source
in 2018 and remains open along strike and
at depth. Two diamond drill rigs will continue
to focus on drilling the Indicated and Inferred
Mineral Resource at Vogue. Drilling of the
deeper areas along the strike of the orebody
will be facilitated by the Western Exploration
Incline in 2018.
Delineation drilling targeting down dip
extensions to Cosmo East and Cosmo has
conﬁrmed a down dip extension ore bodies.
The performance of the 4Mtpa processing
plant also set the standard globally within
AngloGold Ashanti, ranking at number one
for overall equipment efﬁciency, with the
potential for further, incremental improvements
expected in 2018.
The REP at Sunrise Dam is scheduled for
commissioning in the second half of 2018
and is expected to lift the recovery rate
by an average of 8%, through the installation
of ﬂotation and ultra-ﬁne grinding circuits.
Work will continue in 2018 on the underground
mine management system (UMMS), which
will enable real-time analysis of the mobile
ﬂeet and services such as ventilation, power
and dewatering. Over the longer term,
overall equipment efﬁciency will be analysed
to identify speciﬁc Operational Excellence
projects that improve the effective time, mining
rate and quality performance metrics of the
mining equipment. The UMMS will be a critical
tool to enable an improved production rate at
the underground mine.
Encouraging results were reported during the
year from drilling on the Butcher Well/Lake
Carey exploration joint venture tenements
where there is potential for the discovery of
an additional Ore Reserve for processing at
Sunrise Dam, possibly replacing low-grade
stockpiles currently being processed.
1
AngloGold Ashanti Australia has the right
to earn up to 70% interest from Saracen
Mineral Holdings Ltd in the tenements,
which are located approximately 22km from
Sunrise Dam, by spending up to A$25m on
exploration. These tenements are part of the
Butcher Well- Lake Carey exploration
joint venture.
Around 20,000m of diamond drilling was
undertaken during 2017 within the Butcher
Well/Lake Carey exploration joint venture,
along with aircore drilling to the north and
metallurgical testing. A 30-person camp
was established, together with a core
processing facility.
Capital expenditure
Capital expenditure at Tropicana related
to Long Island will be primarily for the
expansion of the accommodation camp,
heavy vehicle workshop infrastructure and
for a second ball mill. The installation of a
second ball mill in the Tropicana processing
plant grinding circuit was approved in 2017
with commissioning scheduled for the fourth
quarter of 2018.
At Sunrise Dam, an EPC (engineering,
procurement and construction) contract
was awarded to GR Engineering Services
to undertake the design and construction
of a brownﬁelds upgrade to processing
facilities as part of the REP. The project
also requires additional power generation
capacity. To this end, it is planned that two
4MW gas generator sets will be added to the
existing power station to increase capacity
to 43MW. Work commenced in 2017 on an
expansion to the tailings storage facility at
Sunrise Dam, which will add approximately
eight years to the life of the facility. This work
is expected to be completed by the fourth
quarter of 2018.
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Australasia
Picture:
Tropicana, Australia
USEFUL LINKS
1
See announcement made during the year
on www.anglogoldashanti.com
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Sustainability performance
Safety
The safety performance in the Australasia
region remained strong with an all injury
frequency rate of 8.53 per million hours
worked, a 10% improvement on the previous
year. There were no fatalities in the region for
another year.
The company’s safety programmes, including
safety leadership, hazard and risk management
and incident investigation continued to be
held for managers and supervisors, with
these competencies being embedded into
day-to-day leadership and supervision.
There was continued focus on major safety
hazard management in the region with all risk
assessments completed and the process of
critical control monitoring being maintained by
the operations. Engineering and other design
improvements continued, aimed at reducing
reliance on administrative controls. This
included signiﬁcant ventilation improvements
at Sunrise Dam and continued geotechnical
systems improvements at Tropicana.
Health
The region completed a health Bowtie Risk
Assessment aligned with group-wide health
risks. The hygiene monitoring programme,
covering noise, dust, fumes and diesel
particulate matter continued at the operations.
Sunrise Dam volunteered and was selected
as the research site for the Western Australian
regulator and mining industry-funded study on
nano-diesel particulates to better understand
the potential health impact, as well as the
potential impact of deeper underground
mining. The research reports are expected to
be released in mid-2018.
Two electric shotcrete rigs replaced diesel-
powered models throughout the year. This was
to reduce exposure (to diesel fumes, noise and
heat) by operators at the development heading
during the ground support cycle.
Tropicana has introduced technology to assist
with fatigue management and ﬁtness for work
practices, including a mining truck cabin alert
system and personal wrist band technology
to provide a baseline on fatigue levels. A
health survey was completed and will assist
with developing targeted health plans and
programmes for the region.
Health and wellbeing projects include the
ongoing Earbus programme, which has resulted
in a 70% reduction in middle ear disease in
children in the goldﬁelds since it began in 2014.
Employees and labour relations
The Australasia region’s tailored Fairness@
AGAA programme, which uses the company’s
values as a guide to leadership behaviour,
continued to be rolled out for new employees
and employees of major contractors. This
programme incorporates hands-on exercises
and real-life case studies to help participants
understand unlawful discrimination, harassment
and workplace bullying. These concepts are
explained in terms of current legislation as
well as the Australasia region’s fairness in
employment policy and grievance process.
The programme is aligned with best practice
in relation to Australian equal employment
opportunity legislation.
Complementing this training is the three-day
human resources management programme for
new managers. These programmes form part
of a comprehensive framework focused on
leadership and accountability.
We continue to support the Women in
Mining of Western Australia mentoring
programme, with employees participating
both as mentors and mentees.
Communities
We are actively involved in communities
across the Western Australian goldﬁelds, from
Laverton to Kalgoorlie-Boulder and beyond,
including remote Aboriginal communities
such as Tjuntjuntjara. The company supports
education, youth, community development
and health programmes and local training,
along with offering employment and business
participation opportunities.
Youth education and employment initiatives are
delivered through long-term partnerships with
indigenous academies such as the Goldﬁelds
Clontarf Academy and the Kalgoorlie Girls
Academy, as well as Eastern Goldﬁelds
College and Kalgoorlie-Boulder Community
High School.
Along with annual funding support for these
organisations, we offer mine site tours,
exposure to a wide variety of careers in
the mining industry and a transition-to-
work programme. During the year, the
company also partnered with local schools
to provide pre-university educational support
programmes, and reading, writing and
numeracy support programmes.
In 2017, we supported the Tjuntjuntjara
Seed Collection Women’s Project, which
seeks to train and support community
women to collect, store and sell seeds for
mining rehabilitation.
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Regulatory changes
During 2017, the newly-elected Western
Australian government announced its intention
to increase the state gold royalty rate from 2.5%
to 3.75% from January 2018. Following a public
campaign by the Western Australian gold industry,
the proposal was ofﬁcially rebutted in the Upper
House in November with Liberal MPs joining
national and crossbench members to disallow the
controversial revenue measure by 17 votes to 16.
A second attempt by the state government to
increase the royalty under a revised plan was
ofﬁcially rebutted in November 2017. Under
the revised plan, the royalty rate would have
increased from 2.5% to 3.75% when the gold
price was above A$1,400/oz instead of the
previous hurdle of A$1,200/oz.
Environment
Environmental management and compliance
Following the change in state government early
in 2017, the new Western Australia Premier
announced departmental amalgamations,
affecting the state government’s administration
of environmental planning, water and
biodiversity laws with a view to streamlining
government services and reducing costs.
Signiﬁcant changes included a reform of
the Mining Act with amendments designed
to reduce red-tape and facilitate the high-
level vision of a step-change in approach to
streamlining approvals in the Department of
Water and Environmental Regulation (DWER).
It also included direct engagement with the
mining industry and a complete review of
licencing under Part V of the Environmental
Protection Act.
Both mines have maintained certiﬁcation
following combined ISO 14001:2004 and
OHSAS 18001:2007 surveillance audits by
Bureau Veritas in June 2017.
In 2017, Sunrise Dam received certiﬁcation
under the International Cyanide Management
Code following an audit. The Australasia
region completed 2017 with no reportable
environmental incidents and only two
moderate environmental incidents. The
Department of Mines conducted an
environmental compliance inspection at
Tropicana in 2017 and only minor non-
compliances were identiﬁed, with positive
feedback provided on the performance of
the site.
Several Operational Excellence initiatives at
both operations required approval relating to
infrastructure such as tailing storage facilities,
accommodation requirements in the village,
mining services and waste water
treatment infrastructure.
Sunrise Dam successfully consolidated
21 mining leases and eight miscellaneous
licences into a new consolidated single
mining lease, which has reduced rental and
administration costs in 2017.
Climate change
Sunrise Dam and Tropicana fulﬁlled the
2017 reporting obligations under the annual
National Greenhouse and Energy Reporting
scheme (NGER), which forms part of a
single national framework for reporting
and disseminating company information
about greenhouse gas emissions, energy
production, energy consumption and other
information speciﬁed under NGER legislation.
During 2017, Sunrise Dam accepted the
regulators’ reported baseline based on NGER
scheme data reported between 2009-10 and
2013-14.
Tropicana applied for a calculated emissions
baseline in 2017, as per the regulations, and has
provided additional information to the regulator.
An outcome is expected in early 2018.
Emissions baselines represent the reference
point against which future emissions
performance will be measured under the
safeguard mechanism.
Water
In early 2017, Sunrise Dam experienced above
average rainfall, which included a 72 hours of
rainfall (152.8mm) in late March and resulted
in localised ﬂooding. A ﬂood study was
commissioned to compliment the previous
ﬂood study conducted in 2010. These
studies are important because Lake Carey is
the primary receiving environment for water
discharge from mine dewatering operations.
See the
<SDR>
for more on these studies.
At Tropicana, the risk caused by hypersaline
water mounding below the TSF continues to
be monitored and during 2017, there was a
general rise in water levels across the majority
of the TSF monitoring bores, despite extraction
from recovery bores. Immediate plans to
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mitigate this risk included equipping some
of the recovery bores with larger pumps that
could draw down the water more efﬁciently
and restore a downward trend in monitored
bore water levels.
Biodiversity
The Great Victoria Desert Biodiversity Trust
(GVDBT) continued to make progress with
the adaptive management partnership (AMP),
which represents a co-ordinated approach
to implementing adaptive management in
the Great Victoria Desert, combining the
philosophies and tools of landscape-scale
management and collective action. The
AMP will provide an ‘umbrella’ to
co-ordinate activities, integrate science
and action, and provide a monitoring and
evaluation framework.
A number of funded projects in the Great
Victoria Desert commenced in 2017.
The independent GVDBT was created by
the Tropicana joint venture as part of its
offset strategy for the mine under the Federal
Environmental Protection and Conservation
Act 1999.
Integrated closure planning
The Australian government’s Senate inquiry, to
investigate whether resource companies are
retaining adequate funds for mine rehabilitation
and whether the process is being adequately
monitored, continued in 2017. This is aimed
at ensuring that companies undertake their
rehabilitation responsibilities. The inquiry was
granted an extension of time to report at the
end of the ﬁrst quarter of 2018.
As a spin-off from the Senate inquiry, the
Council of Australian Governments (COAG)
Energy Council was examining concerns that
accounting standards and provisions of the
Corporations Act were impeding efforts to
ensure mining companies did not evade their
rehabilitation responsibilities.
The Tropicana mine closure plan was updated
and submitted to the regulator for approval
in 2017 and Sunrise Dam is preparing an
update of its closure plan for submission in
2018. Work includes open-pit geotechnical
stability and closure criteria for waste dumps,
an update on waste dump geochemistry and a
revised stakeholder engagement plan.
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Picture:
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AMERICAS
Overall production increased, helping to deliver good performance, despite local currency strength in Brazil. A maiden Ore Reserve was declared for Gramalote in Colombia
Picture:
Serra Grande, Brazil
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AngloGold Ashanti has three
mining operations – featuring
open-pit and underground mining
– i n i t s Americas region. I n
addition, an active greenfields
exploration programme is
underway in Colombia.
Argentina
Cerro Vanguardia
, in which AngloGold
Ashanti has a 92.5% stake, is the company’s
sole operation in Argentina. Fomicruz, a state
company, owns the remaining 7.5%. Located
to the northwest of Puerto San Julián, in the
province of Santa Cruz, Cerro Vanguardia
operates multiple small open-pits with high
stripping ratios and multiple narrow vein
underground mines. The metallurgical plant
has a daily capacity of 3,000t and includes a
cyanide recovery facility.
Brazil
AngloGold Ashanti Córrego do Sítio
Mineração
(AGA Mineração), which is wholly
owned, comprises two operational units
located in the state of Minas Gerais, close to
the city of Belo Horizonte:
•
The Cuiabá complex includes the
Cuiabá and Lamego mines and the Cuiabá
and Queiroz plants. Cuiabá has been in
operation for over 30 years while Lamego,
also an underground mine, has been in
operation for eight years. The Cuiabá mine
has changed from cut-and-ﬁll to sub-level
stoping, increasing the contribution from
narrow-vein ore bodies from 15% to 40%
of the mine’s total production and improving
rock engineering controls (support, design
and monitoring). Ore from the Cuiabá and
Lamego mines is processed at the Cuiabá
gold plant. The concentrate produced is
transported 15km by aerial ropeway to the
Queiroz plant for processing and reﬁning.
Total annual capacity of the complete
Cuiabá circuit is 1.75Mt. The Queiroz
hydrometallurgical plant also produces
around 200,000t of sulphuric acid as a by-
product, which is sold commercially in local
Brazilian markets.
•
Córrego do Sítio, in operation since
1989, consists of one oxide open-pit mine
and one underground sulphide mine. The
oxide ore is treated by heap leach and a
pressure leaching plant treats the sulphide
ore. The sub-level stoping mining method
is used underground. The distance from
the main underground mine (Mina I) to the
metallurgical plant is around 15km. Annual
plant capacity is 1.1Mt. Gold produced at
both operations is reﬁned at the Queiroz
plant (141km away).
Serra Grande
, wholly-owned by AngloGold
Ashanti, is located in central Brazil in the
state of Goiás, about 5km from the city
of Crixás. It comprises three mechanised
underground mines – Mina III, Mina Nova and
Mina Palmeiras – as well as an open-pit. One
dedicated metallurgical plant treats all ore
mined. Annual plant capacity is 1.5Mt.
REGIONAL REVIEWS CONTINUED
Americas
Contribution to regional production
•
Argentina
•
Brazil
%
34
66
Contribution to group production
•
Americas
•
Rest of AngloGold
Ashanti
%
22
78
Click on the map below to enlarge
Picture:
Cerro Vanguardia, Argentina
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2
4
3
AMERICAS
Overview
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Strategy
Performance review
Accountability
Shareholder information

Key statistics
Units
2017
2016
2015
Operational performance
(1)
Tonnes treated/milled
Mt
7.5
7.0
7.0
Pay limit
oz/t
0.104
0.100
0.098
g/t
3.576
3.421
3.351
Recovered grade
oz/t
0.102
0.106
0.108
g/t
3.49
3.64
3.71
Gold production (attributable)
000oz
840
820
948
– Continuing operations
000oz
840
820
831
– Discontinued operations
000oz
–
–
117
Silver (attributable)
Moz
6.2
4.9
4.4
Total cash costs
$/oz
638
578
576
Total production costs
$/oz
973
909
845
All-in sustaining costs
(2)
$/oz
943
875
792
Capital expenditure (100% basis)
$m
234
225
196
Productivity
oz/TEC
13.34
13.98
15.05
Safety
Number of fatalities
0
1
1
AIFR
per million hours worked
3.29
3.96
5.61
People
Average no. of employees: total
(3)
8,511
8,126
7,679
– Permanent employees
5,888
5,653
5,492
– Contractors
2,623
2,473
2,187
Training and development expenditure (excluding Colombia)
$m
2
2
2
REGIONAL REVIEWS CONTINUED
Americas
Production from continuing
and discontinued operations
(000oz)
996
948
840
820
1,001
2013
2014
2015
2016
2017
Productivity
(oz/TEC)
14.38
15.05
13.34
13.98
14.25
2013
2014
2015
2016
2017
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REGIONAL REVIEWS CONTINUED
Americas
Units
2017
2016
2015
Environment (excludes Colombia)
Total water consumption
ML
8,283
8,067
10,839
Total water use per tonne treated
kL/t
1.071
1.115
0.588
Energy usage
PJ
4.23
3.94
4.86
Total energy usage per tonne treated
GJ/t
0.55
0.54
0.26
Total greenhouse gas (GHG) emissions
000t CO
2
e
182
180
375
Total GHG emissions per tonne treated
t CO
2
e/t
0.024
0.025
0.020
Cyanide used
t
2,704
2,333
5,044
No. of reportable environmental incidents
0
1
1
Total rehabilitation liabilities (includes Colombia):
$m
147
149
138
– restoration
$m
106
108
100
– decommissioning
$m
41
41
38
Community and government (includes Colombia)
Community expenditure
$m
10
9
4
Payments to government
$m
297
237
235
– Dividends
$m
9
6
3
– Taxation
$m
116
80
57
– Withholding tax (royalties, etc.)
$m
53
50
48
– Other indirect taxes and duties
$m
13
7
8
– Employee taxes and other contributions
$m
84
71
82
– Property tax
$m
2
3
3
– Other
$m
20
20
34
(1)
Operational performance data for the Americas region is for the continuing operations (excludes CC&V which was sold effective 3 August 2015), unless otherwise stated.
(2)
Excludes stockpile write-offs.
(3)
100% basis and excluding Colombia and Denver regional ofﬁce.
Key statistics
(continued)
AIFR
(per million hours worked)
3.79
5.61
3.29
3.96
4.74
2013
2014
2015
2016
2017
Total cash costs and all-in sustaining costs
($/oz)
1,011
676
974
638
943
576
792
578
875
653
2013
2014
2015
2016
2017
Total cash costs
All-in sustaining costs
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Operational performance
Production
Production from the Americas region increased
by 2%to 840,000oz in 2017, reﬂecting higher
output from the Brazilian and Argentinian
operations driven by operational improvements
and an increase in tonnes treated.
In Brazil, at AGA Mineração, production
increased 4% year-on-year, boosted by
Córrego do Sítio’s strong performance, a result
of improved geological modelling that assisted
the recovery from the geotechnical challenges
faced at the start of the year at the Córrego do
Sítio complex. After a challenging start to 2017,
various initiatives were implemented at the
Cuiabá complex to improve future performance.
These initiatives included the appointment of
a new management team and adoption of
an integrated planning system. The operation
saw a 7% increase year-on-year in ore treated,
an improvement which we believe to be
sustainable. The challenges at Cuiabá were due
to delays in development of infrastructure that
hindered access to high-grade areas.
At Serra Grande, the production increase
came despite lower feed grades and was
driven by higher tonnes treated, supported
by improved crushing and milling efﬁciencies
and more efﬁcient leaching, following the
implementation of the carbon-in-leach
project. These efﬁciencies were a result of
Operational Excellence initiatives which led to
improved levels of ore mined, offsetting lower
open-pit production.
The Operational Excellence initiatives focused
on increasing open-pit mine production,
new mine sequencing, development, HME
availability, drilled Ore Reserve increment,
debottlenecking the sulphide mine, improving
plant performance and planning for the
ﬂotation tailings leaching project.
In Argentina, at Cerro Vanguardia, production
increased to 283,000oz compared to the
previous year, the highest level of production in
18 years. This achievement was driven mainly
by the increase in tonnes treated at the plant
together with operational and metallurgical
improvements. In addition, the grades were
higher year-on-year, a result of variability in the
mining model.
Costs
Despite the continued focus on cost
management and production improvements,
total cash costs for the Americas region were
higher in 2017, due mainly to inﬂationary
pressures, particularly salary adjustments,
and also the stronger Brazilian Real compared
with the previous year. In Brazil, costs were
impacted by the lower grade feed, inﬂation
and the 9% appreciation in the local currency
against the US dollar. However, the cash
costs increase in the region was partially offset
by the 7% drop in total cash costs at Cerro
Vanguardia, mainly due to record production,
higher by-product contribution and favourable
stockpile movements.
At Cerro Vanguardia, various cost savings
initiatives focused on improving efﬁciencies
and production from the underground
mine expansion, increasing mill throughput
and silver recovery, and capital savings,
among others. These cost saving initiatives
are expected to continue to offset the
combination of higher mining costs and the
local currency impacts. Costs were also
assisted by improved ﬂeet availability and cost
management initiatives implemented during
the year, that resulted in price reductions
being negotiated for key consumables such
as fuel, ammonium nitrate, cyanide and
crushing media. These positive factors were
offset by inﬂationary pressures, particularly
salary increases in Argentina that were agreed
in October, as well as the elimination of the
Patagonia ports rebates at the end of 2016,
ending a 10% reimbursement from which
Cerro Vanguardia had beneﬁtted previously.
Capital expenditure
Regional capital expenditure increased by
4%, mainly a result of the high level of planned
sustaining capital investment in Brazil, owing to
inﬂation and the stronger local currency. Most
of the capital expenditure in Brazil was on Ore
Reserve Development to improve mine ﬂexibility
and access to ore stopes. At Cerro Vanguardia,
capital expenditure was lower compared to
2016, owing mainly to a depreciating Argentinian
peso against the US dollar. A more aggressive
capital management approach was implemented
across the region with all discretionary capital
items being under strict review.
Growth and improvement
Application of the Operational Excellence
principles to exploration, Ore Reserve
development, mining and metallurgy is
expected to yield improvements in productivity,
with the region beneﬁtting from ongoing asset
optimisation work.
At AGA Mineração’s Cuiabá complex, a fourth
working shift is to be introduced during 2018,
which will assist in driving productivity gains.
Plans are also underway to increase the annual
tonnage of ore treated and to expand mill/plant
throughput to 1.9Mt, followed by a further
ramp-up towards 2.1Mtpa. An increased Ore
Reserve conversion programme is expected to
improve the mine plan’s reliability.
At Córrego do Sítio, work is underway to
further improve development productivity
levels. The rates at which the Mineral Resource
is converted to Ore Reserve are increasing
and work is underway to improve recovery
rates to 94%, from 31.03% currently, in the
coming years. Drilling campaigns continue to
conﬁrm the Ore Reserve that will extend the
life of mine, including work on a new open-pit
(Córrego do Sítio III) and the new underground
mines at Mina II and São Bento Deep.
Production increases will also be evaluated.
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At Serra Grande, the Ingá orebody began
production during the year, while the potential
of the ore bodies at Mangaba and Corpo IV
remain under evaluation. The mine delivered
an 8% increase in ore treated year-on-year, a
result of the plant’s CIL leaching conversion
and continuous efﬁciency improvement
initiatives. The Palmeiras South negotiations,
aimed at reaching agreement on possible
accelerated exploration to conﬁrm the area’s
potential, are at an advanced stage.
At Cerro Vanguardia, the mine plan was
executed on schedule, following the initiative
launched in 2015 to accelerate open-pit and
underground operations to optimise economic
performance over the remaining life of mine,
and to potentially increase production. New
projects and alternatives to extend life of mine
will be assessed during 2018.
In Colombia, the greenﬁelds exploration
programmes were realigned and focused
on minimising cost while maintaining future
optionality. Force majeure was declared
at the La Colosa project, stopping all
activities, after a local referendum that was
held on 26 March 2017. At Quebradona,
following completion of a conceptual study
in 2016, the focus in 2017 as the ﬁrst
phase progressed was on evaluating the
alternatives to be considered during the
prefeasibility phase, which is expected to
be concluded in 2018. The alternatives
included mining methods, mine access
and project layout.
The Gramalote project, a joint venture
between AngloGold Ashanti (51% and
manager) and B2Gold (49%), declared its
maiden Ore Reserve of 63.7Mt @ 0.86 g/t
gold, at an attributable contained metal
content of 1.8Moz. Gramalote represents a
long-term option for AngloGold Ashanti, and
all avenues to realise value from this important
asset remain open. Work will continue to
optimise all aspects of the project during its
feasibility phase, which is currently under way.
AngloGold Ashanti is currently in discussions
with the joint venture partner, B2Gold, on how
to further progress the project, which lies on
the eastern ﬂank of the Cordillera Central,
near the towns of Providencia and San Jose
del Nus in the municipality of San Roque, in
the northwest of the Antioquia Department. It
is approximately 230km north-west of Bogota
and 124km north-east of Medellin. For details
on this project, see our full year results report
on www.anglogoldashanti.com.
REGIONAL REVIEWS CONTINUED
Americas
Picture:
Serra Grande, Brazil
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Sustainability performance
Safety
In an effort to further instill AngloGold Ashanti’s
safety culture and promote proactive safe
behaviour on site at Cerro Vanguardia, an
external consultant was hired to conduct a
training programme. Safety leadership training
as well as accident investigation training, based
on the AngloGold Ashanti methodology, were
also conducted during the year. Meetings were
also held with managers and their teams on
monthly and bi-monthly basis to proactively
detect unsafe activities and sub-standard
conditions, and to analyse work planning and
processes, in line with the group safety strategy.
In Brazil, safety and health projects were
executed as planned in 2017. A highlight
was the four-layered approach to safety risk
management that was fully implemented at
our operations in Brazil. This ﬁrst layer is the
baseline risk assessment of all operational
production processes using the workplace
risk assessment and control (WRAC) tool.
High-risk events identiﬁed are then subject
to a Bow-Tie analysis to identify potential
outcomes, prevention measures and recovery
controls. These initiatives have allowed the
Brazilian operations to record zero fatalities in
2017 and to achieve a 14% improvement in
the all injuries frequency rate to 3.98.
Health
AngloGold Ashanti’s health policy includes a
focus on employee wellness programmes.
At Cerro Vanguardia, various activities were
undertaken to promote awareness of healthy
living, including periodic medical examinations
for all employees. In Brazil, a new occupational
hygiene manual was issued to provide better
information and an emphasis on preventing
occupational diseases and promoting a
healthy workplace. Several initiatives started in
the year will continue in 2018, such as studies
on noise and dust and on heavy equipment
operator fatigue.
Environment
There were no reportable environmental
incidents in the region during 2017.
In Brazil, at Córrego do Sítio, critical operational
licences were obtained during the year,
including the permit for exploration at Córrego
do Sítio I and at Santa Quitéria, and the permit
for the Rosalino pit expansion.
Cerro Vanguardia is in the process of
updating its environmental impact and
mine closure reports to present to the
environmental authority. External consulting
ﬁrms have been hired who, together with
our staff, have developed workshops to
review and if needed, deﬁne mine-closure
methodologies. Additionally, a project is
underway to obtain certiﬁcation for the
updated environmental management
standard, ISO 14001: 2015.
Other environmental projects such as ﬁsh
farming in the El Carbon and El Cututo
lagoons in the proximity of Cerro Vanguardia
continued during 2017, as did the revegetation
project at the Cascote pit dump, where new
methodologies for the planting of indigenous
vegetable species are being developed.
All operations in the Americas region are ISO
14001 compliant and are certiﬁed compliant in
terms of the cyanide code.
At Gramalote, our commitments regarding
the use of water, waste management, fauna
and ﬂora management, and archaeology
complied with our legal obligations in
respect of the environmental licence.
Following modiﬁcation to the Gramalote
project design, adjustments to the approved
environmental licence will be sought in 2018.
This will be to update the new locations of
the infrastructure and adjust the anticipated
social and environmental impacts.
The force majeure has been declared for
one year. Consequently, ﬁeld activities and
all environmental commitments have been
suspended. The project will be maintained
in good standing until the matter is resolved.
It is expected that the force majeure will be
renewed in October 2018.
Communities
In Brazil, social investment in communities
prioritise projects focused on culture, social
development, health, income generation and
environmentally sustainable solutions. Major
projects implemented include:
•
Sustainable Partnerships Programme
(Public call for projects): Social projects
supported by the company are selected
by a committee comprising AngloGold
Ashanti, specialists in social projects and
community representatives, in line with the
open and transparent management of social
investments. In 2017, more than $400,000
was invested in 25 projects.
•
Tax incentives: In Brazil, speciﬁc laws
allow the company to invest part of its
income tax due, in projects approved by
the federal government in areas such as
culture, sport, children and youth, elderly
and disabled people, as well as health
(particularly oncology). In 2017, AngloGold
Ashanti invested around $2m in initiatives
implemented for the beneﬁt of cities
surrounding its operations.
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•
Volunteerism: The Holding Hands
Programme, established in 2004, has
beneﬁted more than 30,000 people through
more than 140 activities (3,600 voluntary
participants) over the years. The programme
aims to encourage employees to become
involved in and to contribute to social
causes within local municipalities where the
company operates.
•
Tailing dams management: Since
2015, the tailings dam management
programme has been reinforced. Activities
in 2017 included registration of the
residents who live in areas nearest to
the dams (the Sabará, Nova Lima and
Santa Barbara municipalities) meetings
and operational visits arranged through
the Good Neighbourhood programme.
The Good Neighbourhood programme
aims to strengthen relations and facilitate
dialogue with communities. Highlights in
2017 were the ﬁrst community training and
simulated emergency test, conducted with
the community of Pompeu (close to the
Cuiabá plant). All activities were conducted
in partnership with the Civil Defence from
Sabará and from the State of Minas Gerais.
Representatives from local authorities and
public organisations were also involved.
In Argentina, Cerro Vanguardia has engaged
with the community of San Julián since
the start of operations more than 20 years
ago. In 2004, a development agency was
established in collaboration with the mine,
local and provincial authorities, the university,
the rural association and the Chamber of
Commerce. The work of this agency has
been ﬁnanced by the mine since its inception.
In 2017, an agreement signed in 2010 was
renewed. Through this contract, working
with the development agency and the city of
San Julian, Cerro Vanguardia ﬁnanced the
following, amongst other projects:
•
remediation of the existing landﬁll of
San Julian
•
acquisition of two fuel depots for the San
Julian Airport so that commercial ﬂights to
the area may resume
•
contributions to the local municipality to
acquire an old wool barrack to be used as
a “Centre for the Production of Regional
Articles and Events”
•
contributing to projects approved by the
development agency, such as supplying
equipment for the manufacture and design
of furniture, farming, a carwash, a carpentry
workshop, a multi-purpose sports centre and
the acquisition of machine and raw materials
for the production of loom garments.
In Colombia, at Gramalote, work advanced
on planning for and determining the baseline
of the social and economic resettlement, as
well as on the artisanal mining co-existence
project (for which no ﬁrm commitments
have yet been made). Both programmes
were adjusted in line with the project update
and the prefeasibility study (adjustments
were mainly associated with the location
of infrastructure). The plan in 2018 is to
continue to develop the implementation plan,
and to ﬁnalise the baseline for the economic
and physical resettlement plan to ensure
it is ready to implement should the project
advance to the construction phase.
At La Colosa, at a consultation held in
March 2017 in Cajamarca (the municipality
where the deposits are located), the
community voted to forbid mining activities
within their territory.
Following the outcome of the referendum,
AngloGold Ashanti took the decision to
pause much of the current ﬁeldwork around
the project while studying the impact on
any future investment. In the meantime,
we continue the necessary engagements
with all stakeholders as we try to build
consensus around the creation of a modern,
environmentally responsible gold-mining
industry in Colombia. This will, however,
result in lower project expenditure, and a
reduction in our investment around the town
of Cajamarca, while this process is underway.
REGIONAL REVIEWS CONTINUED
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FIVE-YEAR STATISTICS BY OPERATION
Operational, ﬁnancial and sustainability statistics
Production metrics
Attributable tonnes treated/milled (Mt)
2017
2016
2015
2014
2013
South Africa 38.9 39.6 36.8 38.4 39.2
Vaal River
Great Noligwa
(1)
0.4 0.4
Kopanang 0.6 0.6 0.7 0.8 1.0
Moab Khotsong 1.1 1.0 0.9 0.7 0.7
West Wits
Mponeng 1.0 1.1 0.8 1.1 1.6
TauTona (including Savuka) 0.4 0.6 0.8 0.9 1.0
Surface Operations
Surface Operations
(2)
35.8 36.4 33.6 34.5 34.5
Continental Africa 28.0
27.6 27.2 29.9 26.9
DRC
Kibali (45%)
(3)
3.4 3.3 3.1 2.5 0.4
Ghana
Iduapriem 5.1 5.1 4.7 4.9 4.8
Obuasi
(4)
– – 1.0 2.2 1.7
Guinea
Siguiri (85%) 9.9 10.3 10.0 10.1 10.2
Mali
Morila (40%)
2.2
1.5 1.2 1.3 1.4
Sadiola (41%) 2.1 2.0 2.1 2.1 2.0
Yatela (40%)
(5)
0.9 1.0
Namibia
Navachab
(6)
0.7 1.4
Tanzania
Geita 5.4 5.4 5.2 5.2 4.0
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Attributable tonnes treated/milled (Mt)
2017
2016
2015
2014
2013
Australasia 9.4 8.9 8.2 7.8 4.3
Australia
Sunrise Dam 4.0 4.0 3.9 3.8 3.4
Tropicana (70%)
(3)
5.4 4.8 4.3 4.0 0.9
Americas 7.5 7.0 7.0 6.8 5.9
Argentina
Cerro Vanguardia (92.5%)
3.1
2.9 3.1 3.0 2.3
Brazil
AGA Mineração 3.0 2.8 2.6 2.5 2.3
Serra Grande 1.4 1.3 1.3 1.3 1.3
CONTINUING OPERATIONS 83.8 83.1 79.1 82.9 76.3
Discontinued operations
Cripple Creek & Victor
(7)
11.3 19.3 20.8
Total 83.8 83.1 90.4 102.2 97.1
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(2)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
(3)
Kibali and Tropicana began production in the fourth quarter of 2013
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Yatela mine in closure from 2015
(6)
Sold effective 30 June 2014
(7)
Sold effective 3 August 2015
Production metrics
(continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Production metrics
(continued)
Average grade recovered (g/t)
Attributable gold production (000oz)
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
South Africa 903 967 1,004 1,223 1,302
Vaal River
Great Noligwa
(1)
6.44 6.15 78 83
Kopanang 4.68 5.09 5.43 5.55 5.23 91 91 117 140 178
Moab Khotsong 8.15 9.05 8.50 11.04 9.47 294 280 254 234 212
West Wits
Mponeng
7.33
7.90 8.44 8.99 7.10
224
254 219 313 354
TauTona (including Savuka) 6.56 7.59 8.46 8.21 7.34 91 146 209 232 235
Surface Operations
Surface Operations
(2)
0.17 0.16 0.18 0.20 0.22 192 186 193 223 240
Technology
Technology 11 10 12 3
Continental Africa 1,453 1,321 1,435 1,597 1,460
DRC
Kibali (45%)
(3)
2.44 2.49 2.93 2.95 3.41 268 264 289 237 40
Ghana
Iduapriem
1.40
1.30 1.27 1.13 1.43
228
214 193 177 221
Obuasi
(4)
– – 1.47 4.67 4.94 3 3 53 243 239
Guinea
Siguiri (85%) 1.01 0.79 0.80 0.89 0.82 324 259 255 290 268
Mali
Morila (40%) 0.40 0.45 1.24 1.06 1.23 28 22 49 44 57
Sadiola (41%) 0.96 1.09 1.04 1.28 1.34 63 70 69 85 86
Yatela (40%)
(5)
0.59 0.93 11 27
Namibia
Navachab
(6)
1.44 1.39 33 63
Tanzania
Geita 3.13 2.74 3.18 2.86 3.54 539 489 527 477 459
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Average grade recovered (g/t)
Attributable gold production (000oz)
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
Australasia 559 520 560 620 342
Australia
Sunrise Dam
2.02
1.98 1.97 2.13 2.46
238
228 216 262 276
Tropicana (70%)
(3)
1.87 1.87 2.48 2.78 2.40 321 292 344 358 66
Americas 840 820 831 785 770
Argentina
Cerro Vanguardia (92.5%) 7.50 7.45 6.88 6.08 6.58 283 281 278 246 241
Brazil
AGA Mineração 4.97 5.31 5.63 5.65 5.70 424 407 421 403 391
Serra Grande 2.95 3.17 3.27 3.28 3.42 133 132 132 136 138
CONTINUING OPERATIONS 3,755 3,628 3,830 4,225 3,874
Discontinued operations
Cripple Creek & Victor
(7)
0.35 0.32 0.34 117 211 231
Total 3,755 3,628 3,947 4,436 4,105
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(2)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
(3)
Kibali and Tropicana began production in the fourth quarter of 2013
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Yatela mine in closure from 2015
(6)
Sold effective 30 June 2014
(7)
Sold effective 3 August 2015
Production metrics
(continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Productivity (oz/TEC)
2017
2016
2015
2014
2013
South Africa 3.57 3.56 3.74 4.40 4.47
Vaal River
Great Noligwa
(1)
2.69 2.51
Kopanang 1.97 1.82 2.41 2.68 3.11
Moab Khotsong 4.22 3.82 3.44 4.74 4.22
West Wits
Mponeng 3.66 4.02 3.48 4.74 5.33
TauTona (including Savuka) 1.92 2.49 3.70 4.17 4.01
Surface Operations
Surface Operations
(2)
7.60 7.82 8.12 8.95 9.35
Continental Africa 23.01 20.70 20.61 14.36 9.97
DRC
Kibali (45%)
(3)
56.49 63.86 72.34 68.50 83.56
Ghana
Iduapriem 18.34 17.36 16.32 20.14 18.41
Obuasi
(4)
– 5.76 6.10 4.10
Guinea
Siguiri (85%) 21.69 15.40 14.59 15.64 12.88
Mali
Morila (40%) 15.76 10.19 15.98 10.13 17.88
Sadiola (41%) 12.62 13.97 13.46 14.23 10.56
Yatela (40%)
(5)
10.73 10.21
Namibia
Navachab
(6)
6.97 5.63
Tanzania
Geita 22.65 20.94 27.78 19.50 15.55
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
2017
2016
2015
2014
2013
Australasia 47.87 46.81 55.84 62.00 49.64
Australia
Sunrise Dam 40.58 44.96 45.09 58.29 50.22
Tropicana (70%)
(3)
55.20 48.36 65.69 65.03 47.37
Americas 13.34
13.98 15.05 14.38 14.25
Argentina
Cerro Vanguardia (92.5%) 20.97 22.05 22.82 21.14 20.89
Brazil
AGA Mineração 11.66 12.36 13.58 13.03 12.97
Serra Grande 10.13 10.13 10.97 11.32 11.19
CONTINUING OPERATIONS 9.66 8.97 9.50 9.30 7.77
Discontinued operations
Cripple Creek & Victor
(7)
29.63 33.33 37.45
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(2)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
(3)
Kibali and Tropicana began production in the fourth quarter of 2013
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Yatela mine in closure from 2015
(6)
Sold effective 30 June 2014
(7)
Sold effective 3 August 2015
Productivity (oz/TEC)
(continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Costs
Total cash costs
($/oz produced)
All-in sustaining costs
(8)
($/oz sold)
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
South Africa 1,085 896 881 849 850 1,245 1,081 1,088 1,064 1,120
Vaal River
Great Noligwa
(1)
1,074 1,100 1,185 1,305
Kopanang 1,534 1,324 1,014 1,023 918 1,593 1,555 1,226 1,256 1,255
Moab Khotsong 779 729 798 685 797 938 884 1,018 903 1,223
West Wits
Mponeng 1,014 779 874 746 719 1,259 1,011 1,170 981 1,016
TauTona (including Savuka) 2,044 1,148 883 882 920 2,242 1,345 1,044 1,059 1,149
Surface Operations
Surface Operations
(2)
969 899 912 941 883 1,045 1,004 1,006 1,153 969
Continental Africa 720 717 678 783 869 953 904 815 968 1,202
DRC
Kibali (45%)
(3)
784 740 609 578 471 1,090 893 642 588 529
Ghana
Iduapriem 823 908 995 865 861 1,033 950 1,020 1,020 1,025
Obuasi
(4)
167 966 1,086 1,406 440 1,185 1,374 2,214
Guinea
Siguiri (85%) 725 784 827 799 918 796 915 965 917 1,085
Mali
Morila (40%) 974 1,123 698 1,162 773 1,218 1,337 815 1,298 1,051
Sadiola (41%) 900 991 818 1,028 1,334 1,019 1,066 886 1,133 1,510
Yatela (40%)
(5)
1,438 1,530 1,795 1,653
Namibia
Navachab
(6)
752 691 719 781
Tanzania
Geita 608 530 480 599 515 941 844 717 890 833
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Total cash costs
($/oz produced)
All-in sustaining costs
(8)
($/oz sold)
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
Australasia 743
793 702 804 1,047
1,062
1,067 875 986 1,376
Australia
Sunrise Dam 919 926 970 1,105 1,110 1,203 1,080 1,110 1,214 1,321
Tropicana (70%)
(3)
564 630 492 545 568 885 970 671 752 1,113
Americas 638 578 576 676 653 943 875 792 974 1,011
Argentina
Cerro Vanguardia (92.5%) 522 563 625 692 622 772 773 873 938 912
Brazil
AGA Mineração 671 562 518 644 646 1,006 893 712 966 1,023
Serra Grande
764
634 635 748 719
1,103
1,020 861 1,062 970
CONTINUING OPERATIONS 792 744 712 785 836 1,054 986 910 1,020 1,195
Discontinued operations
Cripple Creek & Victor
(7)
894 829 732 1,030 1,147 927
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(2)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
(3)
Kibali and Tropicana began production in the fourth quarter of 2013
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Yatela mine in closure from 2015
(6)
Sold effective 30 June 2014
(7)
Sold effective 3 August 2015. Numbers included to the date of disposal
(8)
Excludes stockpile write-offs
Costs (continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Capital expenditure ($m)
2017
2016
2015
2014
2013
South Africa 150 182 206 264 451
Vaal River
Great Noligwa
(1)
7 13
Kopanang 8 16 21 26 52
Moab Khotsong 42 42 47 45 117
West Wits
Mponeng 72 76 85 97 171
TauTona (including Savuka) 13 25 28 35 59
Surface Operations
Surface Operations
(2)
12
17 17 46 39
Technology
Technology 3 6 8 8
Continental Africa 409 291 315 454 839
DRC
Kibali (45%)
(3)
110 92 124 179 341
Ghana
Iduapriem
51
8 15 21 28
Obuasi
(4)
– 6 23 82 196
Guinea
Siguiri (85%) 70 50 25 26 25
Mali
Morila (40%) 2 1 6 6 13
Sadiola (41%) 7 7 2 6 42
Yatela (40%) 3
Namibia
Navachab
(5)
1 5
Tanzania
Geita 157 119 116 129 154
Other and non-controlling interests
12 8 4 4 32
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
2017
2016
2015
2014
2013
Australasia 153 109 78 91 285
Australia
Sunrise Dam 62 32 29 31 39
Tropicana (70%)
(3)
91 77 48 59 241
Other
–
– 1 1 5
Americas 234 225 196 225 253
Argentina
Cerro Vanguardia (92.5%) 54 55 62 54 64
Brazil
AGA Mineração 136 122 89 127 123
Serra Grande 38 43 33 38 40
Other and non-controlling interests
6 5 12 6 26
Other 7
4 4 6 8
CONTINUING OPERATIONS 953 811 799 1,040 1,836
Discontinued operations
Cripple Creek & Victor
(6)
58 169 157
Sub-total 953 811 857 1,209 1,993
Equity-accounted investments (123) (100) (131) (191) (411)
Total 830 711 726 1,018 1,582
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(2)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit
(3)
Kibali and Tropicana began production in the fourth quarter of 2013
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Sold effective 30 June 2014
(6)
Sold effective 3 August 2015
Capital expenditure ($m) (continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Average number of employees (permanent and contractor employees)
2017
2016
2015
2014
2013
South Africa 26,245 28,507 28,325 29,511 32,406
Vaal River
Great Noligwa
(1)
2,207 2,731
Kopanang 3,879 4,055 4,052 4,424 5,365
Moab Khotsong 6,143 6,310 6,469 4,573 5,692
West Wits
Mponeng 5,962 6,105 6,249 6,737 6,516
TauTona (including Savuka) 3,822 4,723 4,656 4,712 5,256
Surface Operations
Surface Operations
(2)
3,161
3,140 2,929 3,058 2,142
Other
3,278 4,174 3,970 3,800 4,704
Continental Africa 13,593 12,691 11,942 16,070 16,625
DRC
Kibali (45%)
(3)
2,428 2,180 2,061 2,245 158
Ghana
Iduapriem 1,598 1,576 1,565 1,352 1,590
Obuasi
(4)
1,066
766 856 3,541 5,194
Guinea
Siguiri (85%) 3,353 3,509 3,445 3,494 3,673
Mali
Morila (40%) 305 324 389 500 390
Sadiola (41%) 592 588 585 654 810
Yatela (40%)
(5)
226 367
Namibia
Navachab
(6)
793 938
Tanzania
Geita 4,251 3,748 3,041 3,265 3,504
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
2017
2016
2015
2014
2013
Australasia 974
925 836 832 925
Australia
Sunrise Dam 489 422 400 374 457
Tropicana (70%)
(3)
485 503 436 458 468
Americas 8,511 8,126 7,679 7,441 7,542
Argentina
Cerro Vanguardia (92.5%) 2,001 1,877 1,687 1,640 1,696
Brazil
AGA Mineração
4,932
4,662 4,546 4,398 4,377
Serra Grande 1,578 1,587 1,446 1,403 1,469
Other, including corporate and non-gold producing subsidiaries 2,157 2,400 2,731 3,056 8,104
CONTINUING OPERATIONS 51,480 52,649 51,513 56,910 65,602
Discontinued operations
Cripple Creek & Victor
(7)
753 1,147 832
Total 51,480 52,649 52,266 58,057 66,434
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(2)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
(3)
Kibali and Tropicana began production in the fourth quarter of 2013
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Yatela mine in closure from 2015
(6)
Sold
effective
30
June
2014
(7)
Sold effective 3 August 2015. Employee numbers included to the date of disposal
Average number of employees (permanent and contractor employees) (continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Safety
All injury frequency rate
(1)
Number of fatalities
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
South Africa 12.68 12.02 10.81 11.85 12.63 7 6 9 4 6
Vaal River
Great Noligwa
(2)
15.44 12.06 0 0
Kopanang 20.99 21.37 17.50 13.56 17.58 2 1 1 1 0
Moab Khotsong 15.55 12.58 13.54 18.62 16.35 1 0 2 0 1
West Wits
Mponeng 18.88 15.77 13.37 16.33 17.86 4 1 3 3 3
TauTona (including Savuka) 12.79 17.97 11.88 12.60 14.16 0 4 1 0 1
Surface Operations
Surface Operations
(3)
4.21 5.63 5.14 5.42 5.08 0 0 1 0 0
Other
0 0 1 0 1
Continental Africa 0.39 0.51 0.50 1.56 1.97 0 0 1 0 2
DRC
Mongbwalu 1.98 6.15 0 0
Ghana
Iduapriem 0.39 0.42 0.00 1.06 1.98 0 0 0 0 1
Obuasi
(4)
– 0.30 1.28 3.01 2.39 0 0 1 0 1
Guinea
Siguiri 0.13 0.13 0.13 0.39 0.64 0 0 0 0 0
Mali
Sadiola 1.25 1.56 0.51 0.50 1.28 0 0 0 0 0
Yatela 2.34 0.95 0.00 0.00 0 0 0 0 0
Namibia
Navachab
(5)
6.39 5.58 0 0
Tanzania
Geita 0.43 0.39 0.47 0.51 0.98 0 0 0 0 0
See footnotes overleaf
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Strategy
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
All injury frequency rate
(1)
Number of fatalities
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
Australasia 8.53 9.49 8.56 10.73 7.91 0 0 0 0 0
Australia
Sunrise Dam 12.10 8.24 11.59 12.54 11.19 0 0 0 0 0
Tropicana
(6)
6.11 10.87 6.80 9.96 8.60 0 0 0 0 0
Americas 3.29
3.96 5.61 3.79 4.74
0
1 1 2 0
Argentina
Cerro Vanguardia 1.77 2.39 1.63 1.40 0.58 0 0 0 0 0
Brazil
AGA Mineração 3.48 3.46 5.51 4.22 5.94 0 1 1 2 0
Serra Grande 5.49 8.05 9.49 4.53 6.10 0 0 0 0 0
Colombia
1.26 2.56 1.64 0.32 2.51 0 0 0 0 0
United States
Cripple Creek & Victor 19.47 9.54 9.89 0 0 0
Greenﬁelds exploration 2.24 2.52 7.96 3.57 4.20 0 0 0 0 0
Total 7.49 7.71 7.18
(7)
7.36 7.48 7 7 11 6 8
(1)
Per million hours worked
(2)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016 and 2017, Obuasi was on care and maintenance
(5)
Sold effective 30 June 2014
(6)
Tropicana began production in the fourth quarter of 2013
(7)
All injury frequency rate for the group adjusted for the earthquake impact is 7.15
Safety
(continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Environmental performance
(1)
Energy usage (PJ)
Water usage (ML)
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
South Africa 10.05 10.54 10.65 11.31 11.80 20,503 23,161 25,182 27,219 27,228
Vaal River
(2)
4.61 4.87
(6)
4.89 5.31 5.63 10,813 12,275 13,259 13,402 14,331
West Wits
(2)
4.61 4.93 5.03 5.24 5.54 3,688 4,411 3,949 2,626 3,160
Mine Waste Solutions
0.83 0.74 0.73 0.76 0.62 6,002 6,475 7,974 11,191 9,737
Continental Africa 9.17 8.46
(6)
8.41
(6)
9.47 12.01 16,651 11,911 16,931 17,582 21,031
Ghana
Iduapriem 1.46 1.02 0.89 0.62 1.25 2,137 936 750 342 795
Obuasi
(3)
0.26 0.30 0.56 1.46 1.77 – – 3,129 3,696 3,685
Guinea
Siguiri 2.40 2.58
(6)
2.50
(6)
2.36 2.31 6,349 3,395 5,145 5,375 6,478
Mali
Sadiola 1.55 1.40 1.40 1.59 2.11 3,476 3,940 4,625 4,051 4,330
Yatela – 0.10 0.12 0.24 0.52 – 4 33 17 254
Namibia
Navachab
(3)
0.74 1,005
Tanzania
Geita 3.49 3.07 2.93 3.21 3.32 4,689 3,637 3,249 4,101 4,484
Australasia 6.32
5.62 5.14 5.52 2.81
6,783
7,577 6,648 6,749 3,925
Australia
Sunrise Dam 2.18 2.03 1.97 2.29 2.14 1,115 1,779 1,772 1,866 1,828
Tropicana
(4,5)
4.14 3.59 3.17 3.23 0.73 5,668 5,798 4,876 4,883
(5)
2,097
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Energy usage (PJ)
Water usage (ML)
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
Americas 4.23 3.94 4.86 6.04 6.06 8,283 8,067 10,839 12,170 11,732
Argentina
Cerro Vanguardia
1.90
1.76 1.69 1.71 1.72
1,487
1,152 1,121 1,079 964
Brazil
AGA Mineração 1.77 1.64 1.53 1.48 1.40 5,292 5,292 5,959 6,233 6,346
Serra Grande 0.56 0.54 0.48 0.48 0.45 1,504 1,623 1,507 1,921 1,379
United States
Cripple Creek & Victor 1.16 2.37 2.42 2,252 2,937 3,042
Total 29.76 28.55
(6)
29.06
(6)
32.34 32.68 52,219 50,716 59,601 63,721 63,916
(1)
Refer to the <SDR> for deﬁnitions of these environmental indicators
(2)
These include consumption by Surface Operations’ facilities located in these areas
(3)
Sold effective 30 June 2014
(4)
Excludes pre-production water use at Tropicana
(5)
Tropicana began production in the fourth quarter of 2013
(6)
Restated due to error in source data for 2014 and 2015
Environmental performance(1) (continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, financial and sustainability statistics continued
GHG emissions (000t CO2e)
No. of reportable environmental incidents
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
South Africa 2,733 2,864 2,756 2,981 3,025 1 0 1 1 3
Vaal River
(2)
1,242 1,282
(5)
1,232 1,360 1,415 0 0 1 0 0
West Wits
(2)
1,290 1,375 1,331 1,420 1,445 0 0 0 0 0
Mine Waste Solutions
201 207 193 201 165 1 0 0 1 3
Continental Africa 666 682
(5)
694
(5)
824 969 2 0 2 4 5
Ghana
Iduapriem
124
108 95 74 113
0
0 0 0 1
Obuasi
(4)
36 41 79 198 199 2 0 2 1 3
Guinea
Siguiri 163 194
(5)
189
(5)
178 175 0 0 0 0 0
Mali
Sadiola 106 104 104 118 156 0 0 0 0 0
Yatela – 7 9 18 38 0 0 0 0 0
Namibia
Navachab
(3)
42 0 0
Tanzania
Geita 238 228 218 238 246 0 0 0 3 1
Australasia 372 336 336 359 174 0 0 0 0 2
Australia
Sunrise Dam 122 113 116 135 123 0 0 0 0 0
Tropicana
(5)
250 223 220 224 51 0 0 0 0 2
Environmental performance(1) (continued)
See footnotes overleaf
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
GHG emissions (000t CO2e)
No. of reportable environmental incidents
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
Americas 182 180 375 449 399 0 0 1 0 0
Argentina
Cerro Vanguardia 106 120 115 118 119 0 0 0 0 0
Brazil
AGA Mineração 52 41 41 36 32 0 1 1 0 0
Serra Grande
24
19 15 14 15
0
0 0 0 0
United States
Cripple Creek & Victor 204 281 233 0 0 0
AngloGold Ashanti 3,953 4,062
(6)
4,162
(6)
4,613 4,566 3 1 4 5 10
(1)
Refer to the <SDR> for deﬁnitions of these environmental indicators
(2)
These include consumption by Surface Operations’ facilities located in these areas
(3)
Sold effective 30 June 2014
(4)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
(5)
Tropicana began production in the fourth quarter of 2013
(6)
Restated due to error in source data
Environmental performance(1) (continued)
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FIVE-YEAR STATISTICS BY OPERATION CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Social performance(1)
Community investment ($000)
2017
2016
2015
2014
2013
South Africa
(2)
5,971 4,584 6,288 8,073 8,391
Continental Africa 9,025 7,562 6,008 3,933 13,279
Ghana
Iduapriem 415 202 134 148 302
Obuasi 120 60 204 208 1,197
Guinea
Siguiri (85%) 890 1,706 501 220 1,326
Mali
Morila (40%) 47 10 42 81 56
Sadiola (41%) and Yatela (40%) 455 449 241 175 126
Namibia
Navachab
(3)
44 59
Tanzania
Geita 6,331 4,176 3,757 1,973 5,489
DRC
Kibali (45%)
(4)
768 959 1,129 654 4,140
Mongbwalu (86.22%) 430 584
Australasia 684
552 344 247 463
Australia
Sunrise Dam 684 552 344 247 301
Tropicana
(4)
– – – – 125
See footnotes overleaf
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FIVE-YEAR
STATISTICS BY OPERATION
CONTINUED
Operational, ﬁnancial and sustainability statistics continued
Community investment ($000)
2017
2016
2015
2014
2013
Americas
9,834
9,016
4,159
3,659
5,761
Argentina
Cerro Vanguardia (92.5%)
8,885
5,814
712
1,223
1,096
Brazil
AGA Mineração
377
1,758
1,574
712
1,297
Serra Grande
114
383
142
153
472
Colombia
451
1,053
1,154
993
1,905
United States
Cripple Creek & Victor/Denver ofﬁce
7
8
577
578
991
Sub-total
25,515
21,715
16,799
15,912
27,894
Equity-accounted investments
(1,460)
(1,559)
(1,571)
(1,113)
(5,358)
Total
24,055
20,156
15,228
14,799
22,536
(1)
Refer to the <SDR> for the deﬁnition of this social indicator
(2)
Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment
(3)
Sold effective 30 June 2014
(4)
Kibali and Tropicana began production in the fourth quarter of 2013
Social performance(1) (continued)
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The Mineral Resource and Ore
Reserve for AngloGold Ashanti
Limited (AngloGold Ashanti)
are reported in accordance
with the minimum standards
described by the South African
Code for the Reporting of
Exploration Results, Mineral
Resources and Mineral
Reserves (The SAMREC Code,
2016 edition), and also
conform to the standards set
out in the Australasian Code
for Reporting of Exploration
Results, Mineral Resources
and Ore Reserves (JORC Code,
2012 Edition).
MINERAL RESOURCE AND ORE RESERVE – SUMMARY
Local prices of gold
South Africa
ZAR/kg
Australia
AUD/oz
Brazil
BRL/oz
Argentina
ARS/oz
2017 Ore Reserve
512,059
1,491
3,573
17,898
2017 Mineral Resource
601,870
1,824
4,492
21,242
The SAMREC and JORC Codes require the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts that are reviewed annually and are prepared in-house using a range of techniques including historic price averages.
2017 Ore Reserve – gold price
$
1,100
/oz
2017 Mineral Resource – gold price
$
1,400
/oz
Gold price
The following local prices of gold were used as a basis for estimation in the December 2017 declaration:
The Mineral Resource is inclusive of the
Ore Reserve component unless otherwise
stated. In complying with revisions to the
SAMREC Code, the changes to AngloGold
Ashanti’s Mineral Resource and Ore Reserve
have been reviewed and it was concluded
that none of the changes are material to the
overall valuation of the company. AngloGold
Ashanti has therefore once again resolved
not to provide the detailed reporting as
deﬁned in Table 1 of the Code, apart from
the maiden Ore Reserve declaration for
Gramalote. The company continues to
provide the high level of detail it has in
previous years in the
<R&R>
in order to
comply with the transparency requirements
of the code.
AngloGold Ashanti strives to actively create
value by growing its major asset – the Mineral
Resource and Ore Reserve. This drive is
based on active, well-deﬁned brownﬁelds
and greenﬁelds exploration programmes,
innovation in both geological modelling and
mine planning, and continual optimisation of
the asset portfolio.
Picture:
Serra Grande, Brazil
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MINERAL
RESOURCE
The AngloGold Ashanti gold Mineral
Resource reduced from 214.7Moz
in December 2016 to 208.2Moz in
December 2017. This gross annual
decrease of 6.6Moz includes depletion
of 4.8Moz. The balance of 1.8Moz
reductions in Mineral Resource, results
from an increase due to exploration and
modelling changes of 1.9Moz and a
reduction due to other factors of 0.4Moz,
while changes in economic assumptions
resulted in a 3.3Moz reduction. The
Mineral Resource has been estimated
at a gold price of $1,400/oz (2016:
$1,400/oz).
The AngloGold Ashanti copper Mineral
Resource increased from 7,933 million
pounds in December 2016* to 8,000
million pounds in December 2017. The
increase was due to the attributable
percentage for Quebradona increasing
from 92.72% to 93.5%. The Mineral
Resource has been estimated at a copper
price of $3.16/lb (2016: $2.90/lb).
*
Previously reported as a by-product in
the
<R&R>
MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED
Gold: Mineral Resource
Moz
Mineral Resource as at 31 December 2016
214.7
Depletions
(4.8)
Sub-total
209.9
Additions
Siguiri
Decreased costs resulted in a reduced cutoff grade
1.4
Obuasi
Mineral Resource update based on recaptured geological data
0.6
Other
Additions less than 0.5Moz
1.6
Sub-total
213.5
Reductions
TauTona
Mine put into orderly closure and part of the Mineral Resource transferred to Mponeng
(2.6)
West Wits Surface Cost increase resulted in reductions
(0.8)
Moab Khotsong
Due primarily to reclassiﬁcation of Mineral Resource
(0.8)
Other
Reductions less than 0.5Moz
(1.1)
Mineral Resource as at 31 December 2017
208.2
Rounding of numbers may result in computational discrepancies
Gold: Mineral Resource reconciliation 2016 vs. 2017 (Moz)
Total (attributable)
Ounces
(millions)
216
214
212
210
208
206
204
214.7
2016
-4.8
Depletion
1.0
Exploration
0.9
Methodology
-0.2
Gold price
-3.2
Cost
0.1
Geotechnical
-0.4
Other
208.2
2017
Picture:
Tropicana, Australia
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MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED
ORE
RESERVE
The AngloGold Ashanti gold Ore Reserve
reduced from 50.1Moz in December
2016 to 49.5Moz in December 2017.
This gross annual decrease of 0.6Moz
includes depletion of 4.3Moz. The balance
of 3.7Moz additions in Ore Reserve, results
from exploration and modelling changes of
4.0Moz and other factors of 0.5Moz, while
changes in economic assumptions resulted
in a 0.8Moz reduction. The Ore Reserve
has been estimated using a gold price of
$1,100/oz (2016: $1,100/oz).
Gold: Ore Reserve
Moz
Ore Reserve as at 31 December 2016
50.1
Depletions
(4.3)
Sub-total
45.8
Additions
Gramalote
Positive prefeasibility study complete and approved by board
1.8
AGA Mineração
Inclusion of transitional and sulphide material in the Córrego do
Sítio Rosalino open-pit as well as Mineral Resource conversions
0.8
Tropicana
Model update for Havana South and new designs for Boston Shaker
0.6
Obuasi
Updated mine plan based on updated Mineral Resource models
0.4
Cerro Vanguardia Due to improved methodology
0.3
Other
Additions less than 0.3Moz
0.8
Sub-total
50.5
Reductions
TauTona
Mine has been placed into orderly closure
(0.7)
Other
Reductions less than 0.3Moz
(0.3)
Ore Reserve as at 31 December 2017
49.5
Rounding of numbers may result in computational discrepancies
Gold: Ore Reserve reconciliation 2016 vs. 2017 (Moz)
Total (attributable)
Ounces
(millions)
52
51
50
49
48
47
46
45
44
43
50.1
2016
-4.3
Depletion
5.0
Exploration
-1.0
Methodology
-0.1
Gold price
-0.7
Cost
-0.2
Geotechnical
0.1
Metallurgical
0.6
Other
49.5
2017
0.1
Revenue
factor
Picture:
Geita, Tanzania
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Sale of assets
AngloGold Ashanti announced on 19 October
2017 that it was selling various assets in
the Vaal River region of its South African
operations. As at 31 December 2017, the
sales processes were still underway and
therefore do not affect the stated Mineral
Resource and Ore Reserve for 2017. However,
with the conclusion of the sales at the end of
February 2018, the following reductions in
the Mineral Resource and Ore Reserve will
take place:
Kopanang:
Mineral Resource
3.02Moz
Ore Reserve
0.36Moz
Moab Khotsong:
Mineral Resource
16.30Moz
Ore Reserve
4.87Moz
Surface Operations:
Mineral Resource
0.87Moz
Ore Reserve
0.87Moz
By-products
Several by-products will be recovered as a result
of processing of the gold Ore Reserve. These
include 40.4kt of uranium oxide from the South
African operations, 0.37Mt of sulphur from Brazil
and 21.8Moz of silver from Argentina.
Corporate governance
AngloGold Ashanti has established a
Mineral Resource and Ore Reserve Steering
Committee (RRSC), which is responsible for
setting and overseeing the company’s Mineral
Resource and Ore Reserve governance
framework and for ensuring that it meets
the company’s goals and objectives while
complying with all relevant regularity codes.
Its membership and terms of references are
mandated under a policy document signed off
by the Chief Executive Ofﬁcer.
Over more than a decade, the company
has developed and implemented a rigorous
system of internal and external reviews aimed
at providing assurance in respect of Mineral
Resource and Ore Reserve estimates. The
following operations were subject to an
external review in line with the policy that
each operation project will be reviewed by
an independent third party on average once
every three years:
•
Mineral Resource and Ore Reserve
at Mponeng
•
Mineral Resource at Obuasi
•

Ore Reserve at Obuasi
•

Mineral Resource and Ore Reserve
at Tropicana
•

Mineral Resource and Ore Reserve
at Gramalote
•

Mineral Resource and Ore Reserve at Kibali
The external reviews were conducted by
AMEC, Aranz Geo, Snowden, Optiro, SRK and
Optiro respectively. Certiﬁcates of sign-off have
been received from the companies conducting
the external reviews to state that the Mineral
Resource and/or Ore Reserve comply with the
SAMREC and JORC Codes and AngloGold
Ashanti’s internal reporting guidelines.
In addition, numerous internal Mineral
Resource and Ore Reserve process reviews
were completed by suitably qualiﬁed
Competent Persons from within AngloGold
Ashanti and no signiﬁcant deﬁciencies were
identiﬁed. The Mineral Resource and Ore
Reserve are underpinned by appropriate
Mineral Resource Management processes
and protocols that ensure adequate
corporate governance. These procedures
have been developed to be compliant with
the guiding principles of the Sarbanes-Oxley
Act of 2002 (SOX).
MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED
Picture:
Moab Khotsong, South Africa
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MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED
AngloGold Ashanti makes use of a web-
based group reporting database called the
Mineral Resource and Ore Reserve Reporting
System (Rcubed) for the compilation and
authorisation of Mineral Resource and Ore
Reserve reporting. It is a fully integrated
system for the reporting and reconciliation
of Mineral Resource and Ore Reserve
that supports various regulatory reporting
requirements including the SEC and the
JSE under SAMREC. AngloGold Ashanti
uses R3 to ensure a documented chain of
responsibility exists from the competent
persons at the operations to the RRSC.
AngloGold Ashanti has also developed an
enterprise-wide risk management tool that
provides consistent and reliable data that
allows for visibility of risks and actions across
the group. This tool is used to facilitate, control
and monitor material risks to the Mineral
Resource and Ore Reserve, thus ensuring
that the appropriate risk management and
mitigation plans are in place.
Competent Persons
The information in this report relating to
exploration results, the Mineral Resource
and the Ore Reserve is based on information
compiled by or under the supervision of
the Competent Persons as deﬁned in the
SAMREC or JORC Codes. All Competent
Persons are employed by AngloGold Ashanti,
except for Kibali and Morila, and have
sufﬁcient experience relevant to the style
of mineralisation and type of deposit under
consideration and to the activity which they
are undertaking. The legal tenure of each
operation and project has been veriﬁed to the
satisfaction of the accountable Competent
Person and their respective Ore Reserve
have been conﬁrmed to be covered by the
required mining permits or there exists a
realistic expectation that these permits will be
issued. This will be detailed in the 2017 Mineral
Resource and Ore Reserve document.
Accordingly, the chairman of the Mineral
Resource and Ore Reserve Steering
Committee, VA Chamberlain, MSc (Mining
Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the
Mineral Resource and Ore Reserve processes
for AngloGold Ashanti and is satisﬁed that
the Competent Persons have fulﬁlled their
responsibilities. VA Chamberlain has 30 years’
experience in exploration and mining and is
employed full-time by AngloGold Ashanti and
can be contacted at the following address:
76 Rahima Moosa Street, Newtown, 2001,
South Africa.
A detailed breakdown of AngloGold Ashanti’s
Mineral Resource and Ore Reserve and
backup detail are provided on the websites,
www.anglogoldashanti.com and
www.aga-reports.com.
Picture:
Serra Grande, Brazil
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MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED
Gold: Mineral Resource by region (attributable) inclusive of Ore Reserve
Gold as at 31 December 2017
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
South Africa
Measured
138.59
1.83
254.26
8.17
Indicated
741.80
2.29
1,696.52
54.54
Inferred
28.22
14.52
409.69
13.17
Total
908.62
2.60
2,360.47
75.89
Continental Africa Measured
47.06
1.75
82.34
2.65
Indicated
467.81
2.60
1,218.43
39.17
Inferred
203.41
3.41
693.91
22.31
Total
718.27
2.78
1,994.69
64.13
Australasia
Measured
33.57
0.97
32.40
1.04
Indicated
127.10
1.98
251.04
8.07
Inferred
35.38
1.84
64.93
2.09
Total
196.05
1.78
348.37
11.20
Americas
Measured
27.47
5.07
139.23
4.48
Indicated
1,064.46
0.99
1,054.24
33.89
Inferred
802.73
0.72
577.57
18.57
Total
1,894.67
0.93
1,771.04
56.94
AngloGold
Ashanti total
Measured
246.70
2.06
508.24
16.34
Indicated
2,401.18
1.76
4,220.23
135.68
Inferred
1,069.74
1.63
1,746.09
56.14
Total
3,717.61
1.74
6,474.56
208.16
Rounding of numbers may result in computational discrepancies
Gold: Mineral Resource by region (attributable) exclusive of Ore Reserve
Gold as at 31 December 2017
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
South Africa
Measured
8.75
20.06
175.41
5.64
Indicated
82.13
10.28
844.59
27.15
Inferred
15.83
15.97
252.82
8.13
Total
106.71
11.93
1,272.82
40.92
Continental Africa Measured
4.80
4.78
22.96
0.74
Indicated
276.51
2.65
733.10
23.57
Inferred
203.00
3.42
693.59
22.30
Total
484.31
2.99
1,449.65
46.61
Australasia
Measured
10.53
0.57
6.05
0.19
Indicated
84.41
1.79
151.43
4.87
Inferred
35.38
1.84
64.93
2.09
Total
130.32
1.71
222.41
7.15
Americas
Measured
16.59
6.11
101.42
3.26
Indicated
982.51
0.92
903.33
29.04
Inferred
800.69
0.72
573.94
18.45
Total
1,799.79
0.88
1,578.70
50.76
AngloGold
Ashanti total
Measured
40.67
7.52
305.84
9.83
Indicated
1,425.56
1.85
2,632.45
84.64
Inferred
1,054.90
1.50
1,585.28
50.97
Total
2,521.13
1.79
4,523.57
145.44
Contained gold
208
Moz
Gold grade
1.74
g/t
Gold grade
1.79
g/t
Contained gold
145
Moz
Mineral Resource (inclusive)
Mineral Resource (exclusive)
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MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED
Gold: Ore Reserve by region (attributable)
Gold as at 31 December 2017
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
South Africa
Proved
131.24
0.50
65.22
2.10
Probable
663.28
1.00
665.99
21.41
Total
794.52
0.92
731.21
23.51
Continental Africa Proved
35.79
1.48
53.06
1.71
Probable
184.07
2.57
472.31
15.19
Total
219.86
2.39
525.37
16.89
Australasia
Proved
23.04
1.14
26.33
0.85
Probable
42.69
2.33
99.60
3.20
Total
65.73
1.92
125.94
4.05
Americas
Proved
8.89
2.89
25.67
0.83
Probable
81.83
1.61
131.68
4.23
Total
90.72
1.73
157.35
5.06
AngloGold
Ashanti total
Proved
198.96
0.86
170.29
5.47
Probable
971.87
1.41
1,369.57
44.03
Total
1,170.83
1.32
1,539.86
49.51
Copper: Inclusive Mineral Resource by region - attributable
Copper as at 31 December 2017
Tonnes
Grade
Contained copper (Cu)
Category
million
%Cu
Tonnes million Pounds million
Americas
Measured
–
–
–
–
Indicated
105.25
1.08
1.14
2,508
Inferred
471.60
0.53
2.49
5,492
Total
576.85
0.63
3.63
8,000
AngloGold
Ashanti total
Measured
–
–
–
–
Indicated
105.25
1.08
1.14
2,508
Inferred
471.60
0.53
2.49
5,492
Total
576.85
0.63
3.63
8,000
* The copper Mineral Resource exclusive and inclusive of the Ore Reserve are the same as there is no Ore Reserve
Rounding of numbers may result in computational discrepancies
Contained copper*
8,000
Mlb
Copper grade
0.63
%Cu
Gold grade
1.32
g/t
Contained gold
50
Moz
Mineral Resource (inclusive)
Ore Reserve
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PLANNING FOR THE FUTURE
Our exploration programme
covers greenfields and
brownfields projects.
Exploration within AngloGold
Ashanti is focused on creating
significant value for the
company by providing long -
term optionality and improving
the quality of our portfolio.
Exploration
The objectives are met by:
•
Greenﬁelds exploration, which aims to discover a large, high-value Mineral Resource that will ultimately lead to the development of new gold mines. AngloGold Ashanti’s greenﬁelds exploration team has been recognised for three years in succession, as the industry’s most successful team in terms of Mineral Resource discovery by SNL*, a leading industry research group. The team has a proven track record that includes the discovery of world-class ore bodies at Tropicana, La Colosa, Gramalote, and Nuevo
Chaquiro. These discoveries are attributed to our committed and professional team of geoscientists working on a portfolio of highly prospective and rigorously prioritised greenﬁelds ground holdings.
•
Brownﬁelds exploration, which focuses on delivering value through incremental additions to the Ore Reserve in existing mines as well as new discoveries in deﬁned areas around existing operations. Brownﬁelds exploration actively seeks to create of value by growing our Mineral Resource and Ore Reserve, our major asset. The brownﬁelds exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio.
* SNL 2016 Strategies for Gold Reserves Replacement, best for the period studied from 2001-2015,

Greenﬁelds exploration
Our greenﬁelds holdings/tenements consist of
over 9,000km
2
of highly-prospective ground
in four countries: Australia, Colombia, Brazil
and the United States and include ground
positions in Argentina and Tanzania. Actual
expenditure on greenﬁelds exploration
activities was $30.7m in 2017 and this
included over 64km of diamond, reverse
circulation and aircore drilling.
In Australia, in the Laverton district,
exploration commenced as part of the Butcher
Well and Lake Carey farm-in agreement with
Saracen Mineral Holdings. The agreement
gives AngloGold Ashanti earn-in rights to
340km
2
of tenements on and along the
western margin of Lake Carey in the Laverton
district of Western Australia, including those
hosting the historically-mined Butcher Well
gold deposits. AngloGold Ashanti can earn
Picture:
La Colosa, Colombia
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PLANNING FOR THE FUTURE CONTINUED
up to 70% of the joint venture by spending
A$15m within 48 months from start date
to earn 51% and a further A$10m within
24 months thereafter to earn 70%. Work
completed as part of the agreement in 2017
included 26.6km of reverse circulation and
diamond drilling, 20.4km of aircore drilling
and 3,897 ground gravity stations. The work
focused on Butcher Well, where drilling
returned several very encouraging intercepts.
In addition, aircore drilling at the nearby Mt
Minnie project returned several encouraging
results over 3km of strike extent and follow
up reverse circulation and diamond drilling
conﬁrmed these results.
In Brazil, exploration focused on the Tromai
joint venture (AngloGold Ashanti earning
into 70% equity from Trek Mining). The work
focused on acquisition of regional airborne
magnetic, radiometric and electromagnetic
data in addition to reverse circulation
and diamond drilling of known structures
associated with artisanal mining and soil
geochemistry. A total of 26,549-line km of
magnetic/radiometric data were collected
along with 4,560km of electromagnetic
data. In addition, 4.7km of diamond drilling
and 5.7km of reverse circulation drilling
were completed. Moderate results were
received and further work is planned to
test targets generated from airborne
geophysical techniques.
In the United States, a reconnaissance
rotosonic drill programme was completed at the
Celina project in Minnesota (100% AngloGold
Ashanti) with 29 holes drilled for 1,034m.
A regional magnetic airborne survey was
also completed over a total of 50,697km. In
addition, we successfully bid for 238 additional
mining claims covering 382km
2
in Minnesota
In Nevada, AngloGold Ashanti entered into an
option agreement with Renaissance Gold for
the Silicon Project whereby AngloGold Ashanti
will make a series of payments over a three-
year period to acquire 100% of the project
area. Exploration activities conducted at Silicon
included geological and spectral mapping,
along with surface geochemical sampling in
preparation for diamond drill testing of the
low-sulphidation vein target in 2018.
In Colombia, at Nuevo Guintar (100%
AngloGold Ashanti), activities focused on
reaching a decision point. Soil sampling,
ground magnetic and induced polarisation
(IP) programmes were completed along with
a 1,478m diamond drilling programme. The
principle target was a 500m by 300m gold and
multi-element soil geochemistry anomaly with
an epithermal signature. No signiﬁcant results
were received from the diamond drilling.
In Tanzania and Argentina, early stage
grassroots evaluation and reconnaissance
programmes progressed.
Brownﬁelds exploration
Brownﬁelds exploration was carried out in 10
countries, in and around AngloGold Ashanti
operations. A total of 594,794m of diamond
and reverse circulation drilling was completed
during the year.
South Africa: Exploration in the South Africa
region continued with a total of four holes
drilled at Mponeng’s Western Ultra Deep
Levels (WUDLs). All these holes target the
Ventersdorp Contact Reef.
Surface drillholes UD60 and UD58A were
completed and the sites rehabilitated. Piloting
of surface drill hole UD63A and UD61 was
completed. Site establishment is underway
and the foundations have been completed.
Argentina: At Cerro Vanguardia, drilling
achieved 15,620m and focused ﬁrstly on
testing ground magnetics anomalies around
Laura, Sonia and extensions of Vanguardia
2 veins, and secondly on deﬁning lateral and
down-dip extensions of mineralisation in
poorly-drilled areas of Ariadna, El Palo, Gesica,
Patricia, Patty, Teresa, Vanguardia E and 3W,
Verónica, Goyo, Portero, Zorro veins. The
Claudia joint venture earn-in was concluded
ahead of its ﬁrst-year anniversary. A ground
geophysics programme designed to search
for shallow blind structures is ongoing and will
continue in the ﬁrst half of 2018.
Brazil: In the Iron Quadrangle, at Cuiabá,
exploration activities focused on underground
drilling for orebody extension, Mineral Resource
conversion and testing of targets. Deep drilling
moved from L28-30 to L24 to reach the
northern edge of the Cuiabá structure.
Regional mapping and sampling continued
around Cuiabá at the Pompeu target, with 45%
of the soil sampling programme executed and
582 samples collected. The programme, which
is aimed at developing drill targets, is expected
to be completed in the ﬁrst half of 2018 .
At Lamego, drilling was done at Cabeça de
Pedra and at Carruagem. The drilling was
predominantly focused on the Carraguem SW
orebody where drilling is being undertaken
from a hangingwall drive. The results are
promising, especially on the normal limb where
the Carraguem orebody shows continuity
along with Carraguem SW. Mineral Resource
modelling is in progress.
Exploration drilling at Córrego do Sítio (CdS)
achieved 53,987m, with 78% (41,903m) of
the drilling being done underground in the
CdSI and CdSII mines. The purpose of these
drilling programmes was for Mineral Resource
conversion to support the production plan.
Surface exploration drilling (12,084m) had
three distinct purposes, targeting Mineral
Resource addition (3,463m), Mineral Resource
conversion (8,515m) and new targets (106m).
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PLANNING FOR THE FUTURE CONTINUED
A total of 38,500m was drilled at Serra
Grande. Exploration focused on extension
and inﬁll of known ore bodies, this included
drilling at Orebody IV, Structure III, Inga,
Pequizao, Palmeiras and Mangaba. Positive
results were achieved from the Mangaba
target that increased the orebody’s grade
conﬁdence, while continuity of the inferior
zone was conﬁrmed at Flamboyant. Signiﬁcant
intersections were returned from the down-
plunge extension of Orebody VI, conﬁrming
both grade and thickness, as well as from
structures below Orebody VI. At Structure III
and on Orebody A, signiﬁcant intersections
were obtained conﬁrming that theory that
layers were repeated and the ore zones
stacked as well as down-plunge projections.
Field work continued on regional leases
and conﬁdentiality agreements were signed
with interested parties.
Colombia: A total of 3,724m were drilled at
Gramalote before the decision was made
to stop drilling in the ﬁrst half of the year.
Field-based exploration focused on rock chip
sampling and soil sampling at the San Javier,
Santa Barbara, and Encarnaciones targets to
continue delineation of the quartz vein systems
identiﬁed in those areas.
The La Colosa project was formally placed
on care and maintenance in the ﬁrst quarter
and consequently, all ﬁeld activities came
to an end in April 2017. As part of the site
investigation, geotechnical and hydrology
drilling programmes, 946m were drilled.
A total of 2,132m was drilled at Quebradona.
In June, the decision was made halt
the drilling programme owing to budget
constraints. During the second half of
the year, work focused on supporting the
prefeasibility study with ﬁeld activities,
geological and geotechnical logging.
Tanzania: Drilling programmes focused on both
surface and underground operations. Surface
drilling projects included Nyankanga Block 5
(Cut 9), Matandani BST, Geita Hill East, Star &
Comet Cut 2 NW Extension, Geita Hill-Lone
Cone Blocks 1 & 2 (underground potential),
Nyankanga 3D Seismic Targets 1 & 5 and
reconnaissance drilling at Selous Satellite target.
Underground drilling programmes were carried
out at Nyankanga Block 5 and Star & Comet
Cuts 2 & 3 projects. A total of 347 drillholes
(48,561m) were completed.
Surface geological mapping was carried out
within the Nyamulilima Block on areas around
Selous-Mabe-Xanadu, Roberts South, Star &
Comet Cut 2 NW & South as well as on areas
around Ridge 8 and in the Star & Comet Cut
3 – Ridge 8 Gap. The focus of the mapping
exercise was to establish the surface geology
of the prospective areas of Nyamulilima Block
and deﬁne the potential targets for future
exploration. Surface geological mapping
was also carried out at Kalondwa Hill, Fikiri-
Jumanne-Samena through to Prospect 30
targets, to support target generation and
prioritisation of future exploration works.
Guinea: At Siguiri, exploration activities
included reconnaissance drilling on the John
Deere, Kolenda South and Silakoro NE targets,
as well as Mineral Resource deﬁnition drilling at
Kami, Tubani, Silakoro, Seguelen, Sokunu and
Foulata. A total of 48,198m was drilled during
the year.
Preliminary interpretation of the airborne
magnetic and a radiometric geophysical
survey over portions of Block 1 and Block 2
and the Saraya West licence were completed.
Seven targets were identiﬁed across the
Seguelen West area, as well as an area
northeast of the Foulata deposit and potential
extensions of the Saraya mineralisation within
the Saraya West licence.
Target generation and evaluation of the
Corridor Blocks and tailings storage facilities
exploration licences was carried out.
Picture:
Gramalote, Colombia
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PLANNING FOR THE FUTURE CONTINUED
This was followed by ﬁeld mapping. Soil
sampling programmes to cover an untested
area in the northwest of Block1 and on Saraya
West PL were completed.
Ghana: No exploration was conducted at
Obuasi. At Iduapriem, 7,214m of drilling was
completed at the Block 1W/Nueng. Drilling
targeted a fold model which predicted the
conglomerate reef package near surface. It
intersected the conglomerate reef package
at 153m to 168m and the later part of the
drilling campaign continued to conﬁrm a single,
truncated A reef.
At Block 4S, a total of 1,708m was drilled
to upgrade material to Indicated Mineral
Resource, increasing conﬁdence in the
structural model and modelling of reef
displacement along the main fault.
A mapping campaign at Block 5 Extension
informed the drill plan to intersect the mapped
reef packages perpendicularly. A total of
2,412m was drilled with the aim of resolving
the full extent of the reef packages along strike
and the inﬂuence of faults and intrusives on
the conglomerates. Recent mapping at the
northern extent of the pit reveals continuation
of the reefs with a southeast dip direction
as opposed to the eastern dip direction that
exists within the main pit.
Democratic Republic of the Congo: Drilling
(22,364m) at Kibali focused around the
Sessenge, Kombokolo, Aerodrome-Pamao,
Pamao-Makoke-Megi, Rhino-Agbarabo and
KZD areas. Regional exploration covered the
Kalimva-Ikamva, Belengo, Aindi Watsa-Dilolo-
Zambula, Ndala North and South KZ areas.
At the KCD pit,
the results were received for
the 1,491m deep diamond drilling to test
the down-plunge projection of the Banded
Ironstone Formation. Results conﬁrmed the
down-plunge extension of the 3000 lode,
the 5000 lode and a new lode. A follow up
programme from underground will test
this further.
At Kalimva, the second phase (26 holes
totalling 3,072m) of reverse circulation drilling
was completed to test high-grade shoots
within the 1.6km long shear system. Logging
and assay results received to date support a
model with ﬁve stacked, plunging shoots of
>2g/t within the 1.6km strike. At Ikamva, a
fence of seven reverse circulation holes were
drilled to follow up on the pit optimisation done
in the western part of Ikamva. The observed
mineralised zone is thinner and deeper than
expected and some of the holes ended in
mineralisation. Another phase of close spaced
drilling is planned.
Mali: At Sadiola, a total of 14,260m of
drilling was completed. Reverse circulation
drilling for oxide potential was completed at
Sadiola South, Tambali West, Dogoﬁle South,
Timbabougouni, Voyager West, Tabakoto
West and Lakanﬂa. Drilling focused on the new
oxide targets identiﬁed at a targeting workshop
held in June with participants from SEMOS,
IAMGOLD and AngloGold Ashanti.
Australia: A total of 88,871m of exploration
drilling was done at Sunrise Dam targeting
the Vogue Deeps, the western area of Vogue
1800, 1600 and 1400 Blocks, Cosmo,
northern and down dip extensions to Cosmo
and Cosmo East, Dolly Porphyry, Carey Shear,
Elle and Astro North ore bodies.
The drilling results from Vogue continue to
be encouraging with signiﬁcant intercepts
returned from all panels. Assay results from
deﬁnition drilling in the southern panel of
Cosmo and Cosmo East down dip were
returned with one signiﬁcant intercept returned
from Cosmo East down dip, and three
signiﬁcant intercepts from an isolated area
between the Dolly and Cosmo ore bodies.
Further drilling from the southern panel will be
completed during 2018.
Drilling of the Carey Shear continued from a
drill platform in the COS1630. One signiﬁcant
intercept was returned for Carey Shear with
two further signiﬁcant intercepts returned
from further up hole. Drilling of this target will
continue in the ﬁrst half in 2018.
Mineral Resource deﬁnition drilling of the
Elle target continued and Mineral Resource
creation drilling to the south commenced.
Seven signiﬁcant intercepts were returned for
Elle, and nine signiﬁcant intercepts related to
the Midway shears in this area.
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Blue sky tangible drilling of Astro North began
and assay results are pending.
At Tropicana, a total of 93,428m of drilling
was completed. During the ﬁrst half of 2017,
drilling targeted Sanpan, Zebra, New Zebra,
Hat-Trick, Springbok, Southern Mining
Lease (ML) conceptual targets, Angel Eyes,
Beetlejuice, Crouching Tiger, Kamikaze and
Little Wing targets.
Resource development drilling continued
to complete extensional drilling at Boston
Shaker to evaluate the underground
potential down dip of the Long Island pit
design. Following the scoping study which
is currently underway, a prefeasibility study
on underground mining will begin in 2018, in
conjunction with inﬁll drilling programmes.
Find more detail on the company’s exploration
programmes under Exploration Updates on
the company’s website.
1
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Rehabilitation and closure
Rehabilitation and closure make up the ﬁnal
stage in the mining process.
This happens as mines eventually exhaust
their economically viable resources and
mining operations cease. Although ﬁnalisation
of this stage comes at the end of the mine
life, at AngloGold Ashanti planning for mine
closure is incorporated into our mine plans
at the start of the exploration stage. We then
continually revise the processes and plans
to adapt to any relevant changes that may
be applicable during the life of mine. Once
mining activities cease, the ﬁnal closure plan
is implemented.
Responsible closure planning follows a holistic
approach, taking into account all aspects of
pre-operational planning, operational activities
and post-closure activity.
The approach for many of our older mines is to
incorporate closure considerations into existing
operational plans as far as possible, to reduce
operating and ﬁnal closure costs and to mitigate
the socio-economic impacts of closure. To
support this goal, we apply a comprehensive
closure planning management standard and
guidelines that offer practical assistance to
operations on how to apply the standard.
The purpose of the closure management
standard is to facilitate the design and
implementation of closure plans to the extent
possible during the life of a mine.
In our newer operations, planning for
closure begins at mine conception and is
incorporated in mine design – in essence,
new mines are designed with closure in mind.
Social considerations are also addressed, as
communities close to the mine may be affected
by closure. The closure planning standard
provides for continuing community engagement
and the development, where possible, of
alternative livelihoods to mitigate the impact
of closure. The objectives for overall closure,
including social and workforce aspects, are
clearly identiﬁed in closure plans, as these guide
the deﬁnition of applicable options.
Our approach to the rehabilitation process
is governed by our land use and biodiversity
management standards and adapted for site-
speciﬁc requirements. These standards include
legal compliance as a minimum. Concurrent
rehabilitation is undertaken where feasible,
balanced against the need to avoid limiting
access to resources in the future. Some
speciﬁc examples of the rehabilitation and
closure processes and/or plans are set out in
the regional reviews.
In Australia, the Australian Government’s
Senate continued with its inquiry to
investigate whether resource companies
are retaining adequate funds for mine
rehabilitation and whether the process is
being adequately monitored. Our mines
have made progress on integrated closure
planning, which includes completion of a
gap analysis of existing closure plans with
the group’s closure standard, identifying
knowledge gaps, and the scoping of projects
to close out these gaps. For more on this,
see page 108 the Regional review section.
In South Africa, proposed Amendments to the
Financial Provision Regulations, 2015 were
published for comment in October 2016.
The mining industry has been engaging the
Department of Environmental Affairs regarding
the proposed amendments relating to closure
liabilities. On 10 November 2017, proposed
ﬁnancial provision regulations were published
for comment by interested and affected parties
(Proposed Financial Provision Regulations). The
Proposed Financial Provision Regulations will
supersede the Financial Provision Regulations,
2015 if they are brought into effect in its current
form by the Minister of Environmental Affairs. This
is expected in 2018, with a compliance deadline
of February 2019. Signiﬁcant differences in
the Proposed Financial Provision Regulations
in comparison to the Financial Provisions
Regulations, 2015 include, amongst others:
•
The calculation for ﬁnancial provision
includes the consumer price index
•
Reduction of the period for calculation from
10 years to three years
•
The calculation of ﬁnancial provision
must account for ‘residual environmental
impacts’ which includes any environmental
impact or risk that may result or arise
after actions for ﬁnal rehabilitation,
decommissioning and closure have been
implemented. This, however does not
include latent risks
•
All provisions relating to care and
maintenance have been removed
•
Mining companies may now use any
combination of the three ﬁnancial vehicles
(ﬁnancial guarantee, rehabilitation trust
or a bank account) administered by the
Minister; however ﬁnancial guarantees
may not be used to account for ‘residual
environmental impacts’
•
The Minister may no longer retain such
portion of the ﬁnancial provision as may be
required to rehabilitate the closed mining or
prospecting operation in respect of latent,
residual or any other environmental impacts
but may still use a portion of the ﬁnancial
provision to do so subject to the mining
company being notiﬁed 30 days prior to
such action being taken
•
Plans, reports and ﬁndings of reviews
submitted by mining companies pursuant to
the ﬁnancial provision will no longer require
approval from the Minister, thus only the
ﬁnancial provision submitted by mining
companies needs to be approved
PLANNING FOR THE FUTURE CONTINUED
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PLANNING FOR THE FUTURE CONTINUED
Remediation obligations and provisions
The company’s long-term environmental
remediation obligations include
decommissioning and restoration liabilities
relating to past operations. These obligations
are based on an operation’s Environmental
Management Plan and the relevant regulatory
requirements. An assessment of closure
liabilities is undertaken annually and these
liabilities are presented in the table alongside.
Provisions for remediation costs are made
when there is a present obligation, when it
is probable that expenditure on remediation
work will be required and when the cost
can be estimated within a reasonable range
of possible outcomes. These costs are
based on information currently available, the
technology expected to be available at the
time of the clean-up, the expected time-
frame for remediation, laws and regulations
presently or virtually certain to be enacted, and
previous experience of remediation. Provision
for restoration and decommissioning costs is
made at the present value of the expenditures
expected to settle the obligation using
estimated cash ﬂows based on current prices
and discounted at a pre-tax rate that reﬂects
current market assessments of the time value
of money.
Rehabilitation liabilities per operation ($ million)
Operation
2017
2016
Restoration
Decom-
missioning
Total
Total
South Africa
17.8 100.7
118.5
95.2
Great Noligwa
(1)
3.4 28.2 31.6 –
Kopanang – 9.3 9.3 13.2
Moab Khotsong
(2)
3.3 15.5 18.8 33.3
TauTona
(2)
4.1 17.1 21.2 15.5
Mponeng 2.5 6.1 8.6 8.1
Legacy projects
- Vaal River
– 3.0 3.0 4.2
- West Wits – 0.4 0.4 0.3
- Other 0.2 – 0.2 0.2
First Uranium SA 4.3 20.3 24.6 19.5
Nufcor – 0.8 0.8 0.9
Continental
Africa
252.5 178.4 430.9 429.8
Ghana
Iduapriem 30.1 14.2 44.3 44.0
Obuasi
(3)
149.8 61.6 211.4 216.2
Guinea
Siguiri 29.1 30.3 59.4 56.0
Mali
(4)
Morila – 9.0 9.0 7.0
Sadiola 14.1 12.5 26.6 27.2
Yatela 4.2 9.0 13.2 14.6
DRC
Kibali
(4)
– 10.5
10.5
9.5
Tanzania
Geita 25.2 31.3 56.5 55.3
Australasia 54.6 33.7 88.3 71.4
Australia
Sunrise Dam 27.1 15.0 42.1 29.7
Tropicana 27.5 18.7 46.2 41.7
Operation
2017
2016
Restoration
Decom-
missioning
Total
Total
Americas
106.3 40.3
146.6
149.1
Argentina
Cerro Vanguardia 48.2 18.0 66.2 63.3
Brazil
AGA Mineração 42.0 15.3 57.3 61.4
Serra Grande 9.4 7.0 16.4 16.6
United States of
America
Other 0.5 – 0.5 0.5
Colombia
La Colosa 5.8 –
5.8
7.0
Gramalote
(4)
0.4 – 0.4 0.3
Other
– – – 3.7
431.2 353.1 784.3 749.2
Less equity-
accounted
investments
included above
(4)
(18.6) (41.0) (59.6) (44.0)
Less liabilities held
for sale included
above
(5)
(3.4) (25.7) (29.1) –
Total 409.2 286.4 695.6 705.2
(1)
Includes Vaal River shared infrastructure which does not form part of the liabilities held for sale
(2)
Includes Savuka
(3)
Includes Mpasatia (Bibiani pit)
(4)
The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia
(5)
Includes the liabilities held for sale of Moab Khotsong, Kopanang and Nufcor
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LEADERSHIP AND
ACCOUNTABILITY
SECTION 5
In this section, we review our performance and philosophy regarding corporate governance, remuneration and assurance of the information presented.

The board
152
Executive management
153
Audit and Risk Committee: chairman’s letter
154
Corporate governance
162
Remuneration and Human Resources Committee:
chairman’s letter
168

Remuneration report
170
Approvals and assurances
194
Picture:
Cerro Vanguardia, Argentina
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THE BOARD
HDSAs
•
HDSA
•
Other South Africans
•
Non-South Africans
%
46
9
45
Length of service on the board
•
Less than three years
•
From three to five years
•
Six to eight years
•
More than eight years
%
9
55
27
9
The overriding
role of board of
directors is to ensure
the ethical and
effective leadership
for the long-term
sustainability of
the business, and
mutual benefit of
all stakeholders.
1: Sipho
Pityana
(Chairman)
2: Albert
Garner
3: Rhidwaan
Gasant
4: Dave
Hodgson
5: Nozipho
January-Bardill
6: Michael
Kirkwood
7: Maria
Richter
8: Rodney
Ruston
9: Sindiswa
Zilwa
10: Srinivasan
Venkatakrishnan
(Chief Executive
Ofﬁcer)
11: Christine
Ramon
(Chief Financial
Ofﬁcer)
12: Maria
Sanz Perez
Company secretary Executive directors
Independent non-executive directors
64% 36%
M e n
Wo m e n
Gender breakdown of the board
1
10
11
3
4
5
6
7
8
12
9
2
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EXECUTIVE
MANAGEMENT
1: Srinivasan
Venkatakrishnan
(Chief Executive
Ofﬁcer)
2: Christine
Ramon
(Chief Financial
Ofﬁcer)
3: Charles
Carter
4: Graham
Ehm
5: Ludwig
Eybers
6: David
Noko
7: Chris
Sheppard
8: Maria
Sanz Perez
9: Tirelo
Sibisi
AngloGold Ashanti's executive
management team (Executive
Committee) comprises nine
members two of whom are
executive directors.
This committee oversees
the day-to-day management
of the group’s activities and
is supported by country
and regional management
teams as well as by group
corporate functions.
67% 33%
M e n
Wo m e n
Gender breakdown of
executive management
HDSAs
•
HDSA
•
Other South Africans
•
Non-South Africans
%
33
22
45
Length of service with AngloGold Ashanti
•
Less than five years
•
From five to ten years
•
More than ten years
%
45
22
33
1
3
4
5
6
7
8
9
2
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This report is presented in accordance with
the company’s Memorandum of Incorporation
(MOI), the requirements of the Companies Act,
No. 71 of 2008, as amended, (the Companies
Act), Principles 8, 15 and the recommended
practices contained in the King IV Report
on Corporate Governance for South Africa,
2016 (King IV) ), as well as the Audit and Risk
Committee’s formally approved charter, which
is in line with the JSE Listings Requirements
and is reviewed and approved by the board on
an annual basis.
Role and focus
The Audit and Risk Committee is an
independent statutory committee and all
members were appointed by AngloGold
Ashanti shareholders at the Annual General
Meeting (AGM) held on 16 May 2017. The
Audit and Risk Committee has decision-
making authority with regards to its statutory
duties and is accountable in this regard
to both the shareholders and the board of
AngloGold Ashanti.
It is the Audit and Risk Committee’s principal
regulatory duty to oversee the integrity of the
group’s internal control environment and to
ensure that ﬁnancial statements comply with
International Financial Reporting Standards
(IFRS) and fairly present the ﬁnancial position
of the group and company and the results of
their operations.
Management has established and maintains
internal controls and procedures, which are
reviewed by the Audit and Risk Committee
and reported on through regular reports to the
board. These internal controls and procedures
are designed to identify and manage, rather
than eliminate, the risk of control malfunction
and aim to provide reasonable but not
absolute assurance that these risks are well
managed and that material misstatements
and/or loss will not materialise.
The board assumes ultimate responsibility
for the functions performed by the Audit and
Risk Committee, relating to the safeguarding
of assets, accounting systems and practices,
internal control processes and preparation
of ﬁnancial statements in compliance with all
applicable legal and regulatory requirements
and accounting standards.
Composition and duties
The Audit and Risk Committee comprises
six independent non-executive directors who
collectively possess the skills and knowledge
to oversee and assess the strategies and
processes developed and implemented by
management to manage the business within
a continually evolving business environment.
I was again elected as chairman of the Audit
and Risk Committee and fulﬁlled this role
during the 2017 ﬁnancial year.
The Audit and Risk Committee’s duties as
required by section 94(2) of the Companies
Act, King IV, JSE Listings Requirements and
board-approved terms of reference is set out
in the Audit and Risk Committees annual work
plan. These duties were discharged as follows:
Financial reporting
•
Reviewed the trading and market updates
and the half year and full year results
•
Conﬁrmed the integrity of the group’s
Integrated Report, Annual Financial
Statements and the Form 20-F
•
Reviewed the expertise, experience and
performance of the ﬁnance function and
Chief Financial Ofﬁcer
Risk management, internal control,
internal audit and combined assurance
•
Assessed the scope and effectiveness of
the systems to identify, manage and monitor
ﬁnancial and non-ﬁnancial risks
•
Reviewed the procedures for detecting,
monitoring and managing the risk of fraud
•
Reviewed the scope, resources, results and
effectiveness of the internal audit department
•
Approved the internal audit plan, monitored
the execution of the approved plan and
approved subsequent changes to the
approved plan
AUDIT AND RISK COMMITTEE
Chairman’s letter
Rhidwaan Gasant
Chairman: Audit and Risk Committee
It is my pleasure to present,
on behalf of the Audit and Risk
Committee, an over view of
the activities this committee
performed during the 2017
financial year.
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AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
•
Ensured that a combined assurance
model is applied to provide a co-ordinated
approach to all assurance activities
External auditors
•
Nominated the appointment of independent
external auditors by the shareholders
•
Reviewed and approved the terms
of engagement as contained in the
engagement letter of the external auditors
•
Approved the remuneration of the external
auditors
•
Approved the integrated audit plan of the
external auditors
•
Pre-approved all non-audit services in line
with the formal policy on non-audit services
•
After considering the written conﬁrmation
of the auditor’s independence and the
length of tenure assessed that there were
no impediments on the external auditors’
independence and the effectiveness of the
group’s external audit function
•
Approved the appointment of the external
auditors to provide independent reasonable
and/or limited assurance on certain
sustainability indicators as included in
the
<SDR>
•
In terms of the JSE Listing Requirement 3.84(g):
• The Committee satisﬁed itself that the
external auditor is accredited on the
JSE list of Auditors and Accounting
Specialists, and that the individual auditor
responsible for performing the functions
of the auditor, does not appear on the
JSE list of disqualiﬁed individual auditors,
as set out in Section 22
• Considered the results of the most recent
IRBA (Independent Regulatory Board
of Auditors – South Africa) and PCAOB
(Public Company Accounting Oversight
Board – United States of America) review
results and concluded that there were no
signiﬁcant matters reported
• Consider the decision letter for all
other engagement ﬁle reviews of the
engagement partner
• Consider all legal proceeding outcomes
against the external auditor for the past
seven years.
Governance
•
Reviewed developments in reporting
standards, corporate governance and
best practice
•
Monitored the governance of information
technology (IT) and the effectiveness of the
group’s information systems
•
Reviewed the adequacy and effectiveness of
the group’s compliance function
•
Evaluated the effectiveness of the committee
through an external assessment
Proceedings and performance review
During 2017, the Audit and Risk Committee formally met ﬁve times and meetings were attended by all members of the committee.
R Gasant (Chairman) – BCompt (Hons), CA (SA), ACIMA, Executive Development
Programme
5/5
Prof LW Nkuhlu – BCom, CA (SA), MBA – retired May 2017
3/3
MJ Kirkwood – AB, Economics & Industrial Engineering
5/5
RJ Ruston – MBA Business, BE (Mining)
5/5
MDC Richter – BA, Juris Doctor
5/5
AH Garner – BSE, Aerospace and Mechanical Sciences
5/5
SV Zilwa* – BCompt (Hons), CA (SA), Advanced Diploma in Financial Planning, Advanced
Taxation Certiﬁcate, Advanced Diploma in Banking – appointed at the May 2017 AGM
2/2
*
SV Zilwa, although appointed to the board with effect from 1 April 2017, her appointment as the Audit and
Risk committee member was effective from 16 May 2017
The Chief Financial Ofﬁcer, Senior Vice President: Finance, Group General Counsel and Company
Secretary, Senior Vice President: Group Internal Audit; Vice President: Group Tax; Group Risk
Manager; Chief Information Ofﬁcer; Group Compliance Ofﬁcer, the external auditors, as well as other assurance providers are invited to attend committee meetings in an ex ofﬁcio capacity and provide responses to questions raised by committee members during meetings. The full Audit and
Risk Committee meets separately during closed sessions with management (including the Chief
Executive Ofﬁcer), internal audit and external audit at every scheduled quarterly meeting.
The Audit and Risk Committee was subjected to an independent external assessment during
2017. The assessment focused on its effectiveness. The results of the assessment were discussed, actions taken and processes put in place to address identiﬁed areas of improvement.
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Highlights of 2017
In addition to the execution of the Audit and Risk Committee’s statutory duties, set out below are some highlights from 2017.
Focus area
Actions
Financial reporting
Market updates, half-
year and annual IFRS
reports
Reviewed and recommended the trading and market updates, half-year and annual IFRS ﬁnancial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:
•
ensuring that complex accounting areas comply with IFRS
•
carefully evaluating signiﬁcant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates
•
discussing the accounting treatment of signiﬁcant accounting and auditing matters as well as non-routine transactions with management and the external auditors including the accounting for the disposal of certain of the South African assets, the restructuring of some of the South African operations, and the provision for the silicosis class action
•
reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the ﬁnancial reports
•
reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors
•
reviewing and assessing management’s assessment of impairment indicators and identiﬁed impairments
•
reviewing the key audit matters communicated by the external auditors in their audit report in terms of
International Standard on Auditing 701
•
reviewing the dividend proposal submitted by management for recommendation to the Board
•
reviewing and approving the ﬁling of the Form 20-F with the SEC
•
reviewing the representation letter that management will be required to sign
•
considering and approving management’s documented assessment of the company’s going concern status including key assumptions
AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
Picture:
AGA Mineração, Brazil
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AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
Focus area
Actions
Financial reporting
New accounting
standards
The Audit and Risk Committee considers the signiﬁcance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the ﬁnancial reporting in future years. During 2017, the following were considered:
Focus area
Actions
Tax exposures
Tax, tax exposures,
effective tax rate, tax-
related judgements
Reviewed and approved the group’s tax strategy and tax management policy. Received the quarterly update on the management of the group’s tax exposures (including uncertain tax positions) with speciﬁc focus on:
•
effective tax rates
•
impact that pending changes to legislation will have on ﬁscal duties
•
pending litigation in terms of tax exposure and the appropriate accounting thereof
Mineral Resource and Ore Reserve Report
Mineral Resource and
Ore Reserve Report
Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report, prepared in accordance with the minimum standards described by the Australasian Code for Reporting of
Exploration Results, Mineral Resource and Ore Reserve (the JORC
Code, 2012 Edition), and also conform to the standards set out in the
South African Code for the Reporting of Exploration Results, Mineral
Resources and Mineral Reserves (The SAMREC Code, 2016), after:
•
discussing the internal control environment associated with the
Mineral Resource and Ore Reserve estimation process
•
receiving conﬁrmation that the Competent Persons appointed
approved the Mineral Resource and Ore Reserve
•
reviewing and assessing for reasonableness the year-on-year
reconciliation of the Mineral Resource and Ore Reserve
Corporate governance
King IV Monitored the progress of assessing the recommended practices underpinning the 16 Principles of King IV applicable to AngloGold Ashanti ensuring that an ethical culture is created that supports the effective control of the organisation at all levels, measuring the performance of the organisation from an economical, societal and environmental perspective ensuring a legitimate and sustainable business.
•
IFRS 15 – Revenue recognition: effective date 1 January 2018 – the impact will be limited to the recognition of by-product revenue in Revenue from product sales. Revenue from product sales includes Gold Income and by-product revenue. This change in classiﬁcation results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported Gross proﬁt.
•
IFRS 9 – Financial Instruments: The Group’s ﬁnancial assets include debt instruments
(held to maturity bonds and negotiable certiﬁcates of deposit), cash restricted for use and cash and cash equivalents which will be subject to IFRS 9 expected credit loss model as they are to be carried at amortised cost. The accounting policy for listed equity investments will depend on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities in future will be classiﬁed as fair value through proﬁt and loss.
Listed equity investments held for other purposes will be classiﬁed as fair value through other comprehensive income. Financial liabilities are currently carried at amortised cost with no requirements to change their recognition or presentation under IFRS 9. We have evaluated the possible impact of the adoption of IFRS 9, effective date 1 January 2018, including the expected credit loss model and we do not expect the adoption to have a signiﬁcant impact on total assets, total liabilities or the results of the group.
•
IFRS 16 – Leases: with an effective date of 1 January 2019, it is likely to affect future
ﬁnancial reporting and we are still assessing all of the potential consequences. With the removal of the operating lease classiﬁcation, leases that are within the scope of IFRS 16 will result in increase in assets and liabilities. We expect an increase in depreciation expense and in cash ﬂow from operating activities as the lease payments will now be recorded as
ﬁnancing outﬂows in our cash ﬂow statement. Management expects that the mining and drilling contracts which are not ﬁnance leases under the current accounting standards, will potentially have the most impact on adoption of IFRS 16.
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AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
Focus area
Actions
Subsidiary Audit
and Risk Committees
Monitored the proceedings of relevant statutory subsidiary Audit and
Risk Committees during each of its meetings.
Risk management
Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk
Manager in relation to the key strategic and operational risks facing the company, and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding:
•
Tax risk
•
Security and insurance cover for bullion at operations
•
Cyber security
IT governance
The Audit and Risk Committee received and reviewed detailed
reports from the Chief Information Ofﬁcer on the group’s information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities within the current AngloGold Ashanti landscape. The Audit and Risk Committee considered the current action plans in place to manage the associated risk exposure. The Audit and Risk Committee also monitored the successful implementation of SAP at Siguiri – Guinea.
Combined assurance
The Audit and Risk Committee closely monitored the actions
implemented by management during 2017 to further enhance
the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers. The aim of the combined assurance process is to enable an effective integrated internal control environment that supports the integrity of information used for internal decision-making by management, the Board and its committees as well as supporting the integrity of external reports.
The Audit and Risk Committee considers the current model
as effective and efﬁcient in that it fully integrates with the risk management function. It will however continue to monitor it in light of the ever changing operational environment.
Focus area
Actions
Sarbanes-Oxley (SOX)
compliance
The Audit and Risk Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with ﬁnancial reporting and assessed the ﬁnal conclusion reached by the Chief Executive Ofﬁcer and Chief Financial Ofﬁcer on
the effectiveness of the internal controls over ﬁnancial reporting.
Compliance
The Audit and Risk Committee continued to monitor the reﬁnement of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes. Received formal feedback from the Group Compliance
Ofﬁcer on the outcome of the independent quality assurance review performed on the compliance function during 2017 for which the overall conclusion was satisfactory.
Litigation matters
The Audit and Risk Committee received and considered reports on signiﬁcant litigation matters and assessed the possible impact thereof on the group ﬁnancial results.
Picture:
Tropicana, Australia
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Internal audit
Group Internal Audit is a key independent
assurance and consulting business partner
within AngloGold Ashanti, under the leadership
of the Senior Vice President: Group Internal Audit
who has direct access to the chairmen of both
the Audit and Risk Committee and the board.
The Senior Vice President: Group Internal Audit,
who reports functionally to the Audit and Risk
Committee and administratively to the Chief
Financial Ofﬁcer, is not a member of the Executive
Committee but has a standing invitation to attend
these meetings when required.
As part of its mandated responsibilities, the
Audit and Risk Committee has assessed the
performance of the Senior Vice President:
Group Internal Audit in terms of the annually
reviewed and approved internal audit charter
and is satisﬁed that the internal audit function is
independent and appropriately resourced, and
that the Senior Vice President: Group Internal
Audit has fulﬁlled the obligations of the position
by performing the following functions and
reporting to the Audit and Risk Committee on:
•
evaluating ethical leadership and corporate
citizenship within AngloGold Ashanti
•
assessing the governance of risk within
AngloGold Ashanti
•
reviewing the governance of Information
Technology within AngloGold Ashanti
•
assessing compliance with laws, rules, codes
and standards within AngloGold Ashanti
•
evaluating the effectiveness of internal
controls over ﬁnancial reporting and internal
controls in general
•
reporting ﬁndings to management and the
Audit and Risk Committee and monitoring
the remediation of all signiﬁcant deﬁciencies
reported
•
implementing a Combined Assurance
Framework for the group
The Audit and Risk Committee considered
the internal control heat-map for AngloGold
Ashanti as presented by Group Internal Audit
and monitored the implementation of signiﬁcant
audit recommendations through a formal
tracking process.
As Chairman of the Audit and Risk Committee,
I meet with the Senior Vice President: Group
Internal Audit in private before each meeting
and on an ad-hoc basis throughout the year.
The Audit and Risk Committee is of the
opinion, having considered the written
assurance statement provided by Group
Internal Audit, that nothing has come to its
attention indicating that the group’s system of
internal ﬁnancial controls is not effective and
does not provide reasonable assurance that
the ﬁnancial records may be relied upon for the
preparation of the annual ﬁnancial statements.
External audit
The audit cycle at AngloGold Ashanti is
continuous as the External Auditor performs
half yearly reviews on the results of the group.
During August 2017, the annual integrated
audit plan, associated fees and the 2017 global
engagement letter were tabled at the committee
meeting for consideration and approval.
As Chairman of the Audit and Risk
Committee, I meet with the primary
engagement team members in private before
each scheduled meeting where I am also
briefed on general matters relating to the
accounting and auditing profession as it may
impact on AngloGold Ashanti.
As part of its ongoing assessment of the
independence and effectiveness of the external
auditors, the Audit and Risk Committee has
also considered during its evaluation of the
independence of the Ernst & Young Inc. (EY)
factors such as:
•
the tenure of service
•
the quality of planning, delivery and
execution of the audit
•
quality and knowledge of the audit team,
speciﬁcally the senior management team,
including the lead engagement partner
•
the results of the most recent IRBA
and PCAOB regulatory reviews and the
responses of the ﬁrm on observations
raised in these reports
•
outcome of the service quality assessment
review performed during the ﬁrst half of 2017
•
the robustness of the audit, including
the audit team’s ability to challenge
management as well as demonstrate
professional scepticism and independence
To further safeguard auditor independence,
a formal policy on the approval of all non-
audit related services has been approved and
implemented. In terms of the policy, the Audit
and Risk Committee has established that the
sum of the non-audit and tax fees in a year
must not exceed 40% of the sum of the audit
and audit related fees in the year. The Audit
and Risk Committee received an update on
tax and non-audit fees with each request as a
percentage of total audit and audit-related fees
AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
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AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
and is comfortable that the external auditor’s
independence had not been jeopardised.
During 2017, external audit fees comprised of
audit services ($6.14m), audit related services
($0.73m), non-audit fees ($0.04m) and tax
services ($0.16m).
The Audit and Risk Committee did not note
any signiﬁcant ﬁndings and considers the
service provided by the external auditors to
have been independent, effective and robust.
Transformation of the external audit
In the spirit of AngloGold Ashanti’s
commitment to transformation, the Audit
and Risk Committee closely monitors and
guides transformation within the context of the
external audit. The current auditors, EY, are
level 1 contributors and under the guidance
of the Audit and Risk Committee, certain
AngloGold Ashanti subsidiaries, such as
Mine Waste Solutions and the Rehabilitation
Trust, are audited by Nexia SAB&T, a level 1
contributor. In addition, Nexia SAB&T also
performs certain audit work of the South
African operations, under the supervision
of EY.
Finance function and chief
ﬁnancial ofﬁcer
The Audit and Risk Committee received
feedback on an internal assessment
conducted on the skills, expertise and
resourcing of the ﬁnance function and was
satisﬁed with the overall adequacy and
appropriateness of the function. The Audit and
Risk Committee further reviewed the expertise
and experience of the Chief Financial Ofﬁcer,
Christine Ramon and was satisﬁed with the
appropriateness thereof.
As Chairman of the Audit and Risk Committee,
I meet with the senior ﬁnance team in private
before each scheduled meeting where I am
also briefed on general matters relating to
the administration of the ﬁnance function, the
effectiveness of the internal control environment
associated with ﬁnancial reporting as well as
any transactions that may require additional
consideration in terms of accounting.
Whistleblowing
The Audit and Risk Committee received
quarterly updates on AngloGold Ashanti’s
whistleblowing process. Reports received
and investigated did not reveal any
malpractice relating to accounting practices,
internal ﬁnancial controls, internal audit
function or the content of the company and
group ﬁnancial statements.
During the year, 187 reports were received,
which is consistent with the number of
reports received in 2016 (162). We have
noted an increase in the number of reports
from the Continental Africa region and as a
committee view this as a positive reﬂection
of a greater awareness and understanding of
the beneﬁts of the whistle-blowing process.
As a committee, we are comfortable that
each report received is taken seriously and
thoroughly investigated.
Tax governance and strategy
The Audit and Risk Committee received
and reviewed detailed reports from the
Chief Financial Ofﬁcer and Vice President:
Group Tax, jointly, on the group’s tax
position, including uncertain tax positions,
tax provisions, status of the group’s tax
compliance globally and relevant global ﬁscal
developments impacting the group.
The committee also approved the group’s tax
strategy and tax management policy, which
together, set out the group’s approach to
tax in areas such as tax efﬁciency, tax risk
management and tax governance
and oversight.
Looking forward
The Audit and Risk Committee realises
that its work is increasingly broad and
complex and, as a committee, we are
required to stay on top of developments
impacting AngloGold Ashanti.
During 2018, the Audit and Risk
Committee will continue to monitor:
•
Reﬁnement of the disclosures provided
in terms of the Principles as deﬁned in
the King IV code
•
Impact of the new leases accounting
standard applicable from 1 January
2019 on the existing accounting
policies and contracts in place
•
Progress made in the Extensible
Business Reporting Language (XBRL)
tagging process for Companies and
Intellectual Property Commission (CIPC)
ﬁling purposes
In the spirit of continuous reﬁnement and
improvement of the group’s combined
assurance model and changing
operational risk proﬁle, the Audit and Risk
Committee will continue to monitor the
successful integration of the core technical
engineering and mining disciplines into
the combined assurance review process
where so dictated by risk, during 2018.
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AUDIT AND RISK COMMITTEE CONTINUED
Chairman’s letter
Statement of internal control
The opinion of the board on the effectiveness
of the internal control environment is informed
by the conclusion of the Audit and
Risk Committee.
Based on the assessment by the Audit and
Risk Committee of the results of the formal
documented review conducted by Group
Internal Audit and other identiﬁed assurance
providers in terms of the evolving combined
assurance model of the group’s system
of internal controls and risk management,
including the design, implementation and
effectiveness of the internal ﬁnancial controls
and considering information and explanations
given by management and discussions with
both the internal and external auditors on the
results of their audits, nothing has come to the
attention of the board that caused it to believe
that the company’s system of internal controls
and risk management is not effective and
that the internal ﬁnancial controls do not form
a sound basis for the preparation of reliable
ﬁnancial statements.
Annual ﬁnancial statements
The Audit and Risk Committee has evaluated
the consolidated and separate annual ﬁnancial
statements for the year ended 31 December
2017 and concluded that they comply, in all
material aspects, with the requirements of
the Companies Act, International Financial
Reporting Standards, and JSE Listing
Requirements. The Audit and Risk Committee
therefore recommended the approval of the
annual ﬁnancial statements to the board.
Conclusion
The Audit and Risk Committee is
satisﬁed that it has considered and
discharged its responsibilities in
accordance with its mandate, statutory
responsibilities and terms of reference
during the year under review.
Rhidwaan Gasant
Chairman: Audit and Risk Committee
19 March 2018
Picture:
AGA Mineração, Brazil
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Good corporate governance is
an integral part of the group’s
sustainability. Adherence to the
standards and recommendations
set out in the King IV Report
and other relevant laws and
regulations is vital to achieving
our strategic priorities.
Ethical leadership and
corporate citizenship
The board is responsible for the oversight
of corporate governance at AngloGold
Ashanti. The board acknowledges that sound
governance principles and practices underpin
the creation of value and the sustainability
of the business, and are thus crucial to the
achievement of the business objectives.
AngloGold Ashanti also recognises that
strategy, performance, sustainability and risk
are inseparable. Our values-driven culture and
The Code of Business Principles and Ethics
(Our Code) underpins AngloGold Ashanti’s
governance structures and processes,
committing the company to high standards
of business integrity and ethics in all its
activities. The board of AngloGold Ashanti is
committed to promoting good governance and
providing ethical leadership and thus supports
the principles and outcomes contained in
the King Report on Corporate Governance
for South Africa 2016 (King IV). AngloGold
Ashanti reviewed its application of the King IV
principles and is satisﬁed that the company is
materially compliant with King IV. A statement
on AngloGold Ashanti’s application of the
principles of King IV is available on
www.anglogoldashanti.com.
Our Code, launched in 2010, is the deﬁning
document on AngloGold Ashanti’s values
and ethics, in addition to applicable laws,
regulations, standards and contractual
obligations in the countries in which the
company operates. It provides a framework
and sets requirements for the implementation
of key corporate policies and guidelines.
Among other areas, it addresses fraud, bribery
and corruption, conﬂict of interests, gifts,
hospitality and sponsorships, use of company
assets, privacy and conﬁdentiality, disclosures
and insider trading.
The board ensures at all times that the
company is, and is seen to be, a responsible
corporate citizen by not only considering
the ﬁnancial performance of the company,
but also by striving to enhance and invest
in the economic life of the communities in
which it operates, society in general and
the environment. The board’s Social, Ethics
and Sustainability Committee ensures the
application of these principles and the
Executive Committee is responsible for
ensuring these principles are adhered to.
CORPORATE GOVERNANCE
Composition of the board
of directors
The company is governed by a unitary board
of directors, which at year-end consisted
of eleven directors – nine independent
non-executive directors and two executive
directors. The board comprises directors with
a variety of skills, professional experience
and backgrounds which complement each
other in the execution of the board’s duties.
The composition of the board promotes
the balance of power and of authority and
precludes any one director from dominating
decision-making.
AngloGold Ashanti’s board
Independent non-executive
directors (9)
SM Pityana (Chairman)
AH Garner
DL Hodgson
MDC Richter
MJ Kirkwood
NP January-Bardill
R Gasant
RJ Ruston
SV Zilwa
Executive directors (2)
KC Ramon (CFO)
S Venkatakrishnan (CEO)
Tenure
9 years or longer
9%
6 to 8 years
27%
3 to 5 years
55%
Less than 3 years
9%
Diversity
Women
36%
Men
64%
HDSA
45.5%
Other South Africans
9%
Non-South African
45.5%
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CORPORATE GOVERNANCE CONTINUED
Appointment and rotation of directors
New directors are appointed by the board
pursuant to the recommendations of the
Nominations Committee, which conducts
a rigorous assessment of the credentials of
each candidate. Several factors including
the requirements of relevant legislation, best
practice recommendations, qualiﬁcations
and skills of prospective board members and
the requirements of the Directors’ Fit and
Proper Standards of the company, as well
as regional demographics are considered in
appointing board members. The appointment
of all directors is subject to the approval of
the shareholders at the next annual general
meeting following their appointment.
In terms of the company’s Memorandum of
Incorporation (MOI), one-third of the directors
are required to retire at each annual general
meeting and, if they are eligible and available
for re-election, will be put forward for re-
election by shareholders. Those directors
eligible for re-election at the forthcoming
AGM are, Messrs AH Garner and R Gasant
and Mesdames NP January-Bardill and KC
Ramon. See the
<NOM>
.
Board diversity
In 2016, the board adopted a policy on the
promotion of gender diversity at board level
which aimed to ensure that at least 30% of
the board is comprised of women when the
composition of the board and succession
planning is considered. This year, with women
representation on the board presently at 36%,
the board revised the voluntary target to 40%
representation by 2020.
The board also considered race diversity at
board level and determined a voluntary target
of 50% black representation to be appropriate.
For AngloGold Ashanti to leverage the beneﬁts
of having a globally diverse board aligned
to the company’s geographic footprint,
race is not limited to ‘black’ as deﬁned by
the Department of Mineral Resources but
also includes foreign black nationals. Black
representation from a global perspective
(including the CEO who is a foreign Indian) is
currently at 55% (historically disadvantaged
representation is at 45%).
Both gender and race diversity will be
considered in determining the optimum
composition of the board and when possible
will be balanced appropriately, also taking
into consideration the skills, experience,
independence and knowledge which the
Board as a whole requires to be effective.
Directors’ interests
Directors are required to declare their interests
annually and to disclose any conﬂicts of
interest, if and when they arise, to determine
whether there are any that conﬂict with
their duties at AngloGold Ashanti. Once a
conﬂict has been disclosed, it is managed
appropriately by the board. A Declaration of
Interest form is maintained by the company
secretary and any new interest is declared at
each meeting.
Directors’ dealings in shares
and closed periods
In accordance with statutory and regulatory
requirements, directors, management and any
restricted employees may not deal directly
or indirectly in the securities of the company
during speciﬁc closed or prohibited periods.
All directors and the company secretary
require the prior approval of the chairman
when dealing in the company’s shares. The
company secretary retains a record of all such
share dealings.
Independence of directors
Determination of director independence is
guided by King IV, the Companies Act, the JSE
Listing Requirements, the NYSE independence
test and the company’s internal policy on
independence, as well as best practice.
For the year under review, all non-executive
directors were found to be independent in
terms of mind, character and judgement.
Executive directors
The group’s Chief Executive Ofﬁcer (CEO),
Srinivasan Venkatakrishnan, is responsible for
the execution of the company’s strategy and
reports to the board. He chairs the Executive
Committee that comprises nine members, and
is responsible for the day-to-day management
of the group’s affairs. The committee’s
work is supported by country and regional
management teams as well as by group
corporate functions.
The group has a Chief Financial Ofﬁcer (CFO).
This position is held by Christine Ramon. As
required by the JSE Listings Requirements,
the Audit and Risk Committee annually
considers and expresses its satisfaction at
the level of expertise and experience of
the CFO.
The Audit and Risk Committee concluded
that Christine Ramon, together with other
members of the ﬁnancial management team,
had effectively and efﬁciently managed the
group’s ﬁnancial affairs during the period under
review as detailed in the CFO’s review, which is
included in the
<AFS>
.
Both the CEO and CFO are executive directors
on the board.
The board and board committees
The board is supported by its committees
and has delegated certain functions to these
committees without abdicating any of its
own responsibilities. This process of formal
delegation involves approved and documented
terms of reference, which are reviewed when
required, or at least annually.
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AngloGold Ashanti’s board and committees
The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders.
Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and obje ctives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.
Audit and Risk Committee
Social, Ethics and Sustainability
Committee
Remuneration and Human
Resources Committee
Nominations Committee
Investment Committee
The Audit and Risk Committee
oversees the integrity of ﬁnancial
reporting, the existence of
proper internal controls, the
integrity of the
<IR>
,
<AFS>
and
<R&R>
and risk management
processes and assesses the
company’s continuing ability to
operate as a going concern.
The committee assists the
board with the oversight of IT
governance, risk management
and the implementation of a group
ethics and regulatory compliance
programme. It ensures the
company has qualiﬁed external
auditors and internal auditors.
More detailed information on
the committee’s achievements
is available in the Audit and Risk
Committee chairman’s letter.
The key responsibility of the
Social, Ethics and Sustainability
(SES) Committee is to assist
the board in monitoring matters
relating to safety, health, the
environment and ethical conduct
and to ensure that the company
develops and behaves as a
responsible corporate citizen.
The committee ensures that the
sustainability strategy positions
the company as a leader in
mining and that sustainability
objectives are effectively
integrated into the business. This
committee oversees the integrity
and approves the
<SDR>
.
More information on the work
done during the year by the
SES committee is available in
the
<SDR>
.
This Remuneration and Human
Resources Committee assists the
board in ensuring that AngloGold
Ashanti’s remuneration policies
are in its long-term interests. The
committee ensures that in terms
of the decisions made, non-
executive directors, executive
directors, senior management
and all other employees are fairly
and responsibly remunerated
and that shareholder value is
delivered. It assists the board in
the development of the company’s
human resources environment.
More information on the
achievements of the committee
is available in the Remuneration
Report.
The Nominations Committee
consists of three independent non-
executive directors and is chaired
by the Chairman of the board. The
committee develops processes to
identify, assess and recommend
board candidates for appointment
as executive and non-executive
directors, including the Chairman,
Chief Executive Ofﬁcer and the
Company Secretary, and at the
same time gives full consideration
to succession planning and
leadership in the group. It reviews
board composition, including the
balance of skills, experience and
independence. The committee
develops and implements the
annual evaluation processes,
whether internal or external.
The Investment Committee
assesses individual capital
projects and investment and
divestment opportunities to ensure
that investments, divestments
and ﬁnancing proposals are in
accordance with AngloGold
Ashanti’s primary objective of
creating shareholder value on a
sustainable long-term basis.
CORPORATE >GOVERNANCE >CONTINUED
The latest approved board charter and committees’ terms of references, containing detailed information regarding the their responsibilities and mandates, are available on the company’s website,
www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx
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Board and committee meeting attendance
Directors’ attendance at the board and committee meetings during 2017 is disclosed below.
Board
Audit and Risk
Committee
Investment
Committee
Remuneration and
Human Resources
Committee
Social, Ethics and
Sustainability
Committee
Nominations
Committee
Number of meetings in 2017
7
5
4
4
5
2
SM Pityana
7
n/a
n/a
4
5
2
AH Garner
7
5
4
n/a
n/a
n/a
R Gasant
7
5
4
n/a
n/a
n/a
DL Hodgson
7
n/a
4
n/a
5
n/a
NP January-Bardill
7
n/a
n/a
4
5
n/a
MJ Kirkwood
7
5
n/a
4
n/a
2
LW Nkuhlu
(1)
2
3
1
2
n/a
1
KC Ramon
7
n/a
4
n/a
n/a
n/a
MDC Richter
(2)
7
5
n/a
4
n/a
1
RJ Ruston
7
5
4
n/a
n/a
n/a
S Venkatakrishnan
7
n/a
n/a
n/a
5
n/a
SV Zilwa
(3)
5
3
3
3
n/a
n/a
(1)
LW Nkuhlu retired from the board with effect from 16 May 2017
(2)
MDC Richter was appointed to the Nomination Committee with effect from May 2017
(3)
SV Zilwa was appointed to the board with effect from 1 April 2017. Her appointment as a member of the Audit and Risk Committee was effective from 16 May 2017
CORPORATE GOVERNANCE CONTINUED
Board and committee
evaluations
The performance of the board is evaluated
annually and includes an assessment of
the board as a whole, individual directors
and each committee by members of the
committee. An external board evaluation
is conducted every third year and for the
other two years, the company secretary
facilitates the process.
The evaluation of the effectiveness
and performance of the board and its
committees was externally assessed in
2017. The overall results indicated the
board was performing well, and that the
governance structures are better than
satisfactory and closely aligned with
best practice.
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CORPORATE GOVERNANCE CONTINUED
Company secretary
The company secretary, Maria Sanz Perez,
is responsible for developing, implementing
and maintaining effective processes and
procedures to support the board and its
committees in the discharge of their duties and
responsibilities. She advises the board and
individual directors on their ﬁduciary duties and
on corporate governance requirements and
best practices.
In line with the JSE Listings Requirements,
the board evaluated the qualiﬁcations,
competence and experience of the company
secretary in December 2017 and was satisﬁed
that Maria Sanz Perez is qualiﬁed to serve as
company secretary. The board also conﬁrmed
the company secretary’s independence and
that she maintains an arms-length relationship
with the board and is not a director of the
company. Maria Sanz Perez’s qualiﬁcations
and experience can be viewed on page 153 of
this report.
Legal, ethical and regulatory
compliance
The group’s geographical spread makes its
legal and regulatory environment diverse
and complex. Given the critical importance
of compliance in building a sustainable
business, group compliance plays an essential
role in coordinating compliance with laws
and regulations, standards and contractual
obligations and in assisting and advising the
board and management on designing and
implementing appropriate compliance policies
and procedures.
External and internal standards
and regulations
AngloGold Ashanti adheres strictly to legislative
and regulatory requirements, including several
external and voluntary standards which are
listed below.
The company is a member of and a signatory
to the:
•
International Council on Mining and Metals
•
Principles of the United Nations
Global Compact
•
Extractive Industries Transparency
Initiative (EITI)
•
United Nations Guiding Principles on
Business and Human Rights
•
Voluntary Principles on Security and
Human Rights
•
World Gold Council’s Conﬂict-Free Gold
Standard
The company is committed to complying with
the following standards:
•
Universal Declaration on Human Rights
•
International Bill of Human Rights
•
International Labour Organization standards
In addition, we have group policies and
charters to which we adhere. Increasingly,
customers and consumers want assurance
that the gold they are purchasing has not
contributed to conﬂict or human rights abuse.
This has resulted in a number of measures
being introduced by industry-related
organisations which we are part of, to prevent
gold and other commodities from being
used to fund conﬂict and other violations of
human rights.
By virtue of its shares or depository receipts
being registered with the Securities and
Exchange Commission (SEC) in the United
States, AngloGold Ashanti is also subject
to the various laws regarding securities
that are applicable in that country. This is in
addition to being subject to the various listing
requirements applicable for all the stock
exchanges that the company is listed on.
These are the JSE, Ghana and the Australia
stock exchanges.
South African Employment Equity
Act 55 of 1998
In compliance with Section 21 of the Employment
Equity Act 55 of 1998, the company is obliged
to ﬁle with the Department of Labour, the
employment equity statistics for its South African
workforce. A report was ﬁled with the Department
of Labour in December 2017, covering
the period 1 August 2016 to 31 July 2017.
A copy of the report is available on the AngloGold
Ashanti website, www.anglogoldashanti.
com/sustainability, in the section entitled
“Employment Equity Reports”.
Governance – supply chain
management and procurement
policies
Supply chain management is about more
than just procuring the right product, at the
right time and in the right quantities. Effective
supply chain management, undertaken
with integrity and in line with our values and
governance principles, can add value to our
business by improving efﬁciency, relationships
and reputation and, ultimately, can affect our
long-term sustainability. As a global company
operating on most of the world’s continents,
responsible management of the supply chain
is an increasingly important ethical and human
rights consideration for our business. External
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CORPORATE GOVERNANCE CONTINUED
ratings agencies and customers are ever more
aware of the implications and importance of
ethical conduct in the supply chain.
Responsible supply chain management has
the potential to add value to communities,
local governments and society as a whole,
and particularly so in developing countries.
We have adopted a cross-functional approach
to supply chain management to ensure best
practice while complying with international
human rights and labour standards and
ensuring the economic participation of
local stakeholders.
Tax strategy and tax
management policy
Our tax strategy, which is aligned with
AngloGold Ashanti’s strategy and objectives,
is to manage all our global tax obligations in
a transparent, responsible and sustainable
manner, within the governance framework
established by our Tax Management Policy,
respecting the differing interests of all
our stakeholders.
We recognise that AngloGold Ashanti must
earn and maintain its social licence to operate
in partnership with government and community
stakeholders, thus contributing towards their
sustainable future in the countries where we
operate. Aligned with our vision, mission and
values, we acknowledge our obligations as
a responsible corporate citizen and that our
operations contribute material tax revenues, in
terms of both taxes borne and taxes collected,
to the economies of the countries in which we
conduct our business.
AngloGold Ashanti is a member of the
EITI, a global standard to promote open
and accountable management of natural
resources. The group is committed to
reporting amounts paid to governments in
respect of operations in countries that have
implemented the Standard.
The principles governing the group’s tax strategy
and policy have been reviewed and approved by
the board of directors of AngloGold Ashanti who,
together with the Audit and Risk Committee,
monitor adherence to the policy.
Our tax policy governs the management of tax
throughout AngloGold Ashanti and conﬁrms
the deﬁned parameters within which the
board-approved tax strategy is applied. This
governance framework utilises a combination
of suitably skilled resources, internal processes,
together with internal and external controls.
Our overall objective is to act responsibly
in ensuring efﬁciency in our tax affairs in
all countries in which AngloGold Ashanti
operates, always in full compliance with the
law, taking into account, however, that such
laws may be subject to regular amendment
and differing interpretations and practices
prevailing from time to time.
USEFUL LINKS
For our detailed Tax Policy see
www.anglogoldashanti.com
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Dear Shareholders
The Remuneration and Human
Resources Committee (Remco)
is of the view that AngloGold
Ashanti’s leadership team s
distinguished itself by its ability
to deliver on its commitments and
make key strategic advances, amid
volatile political risk conditions in
some jurisdictions and the now-
customary swings in commodit
and currency markets.
This was the ﬁfth consecutive year that the
team either met or beat its guidance to the
market on capital, cost and operating metrics.
This provides the predictability essential for a
public company operating in a cyclical market,
with variable operating conditions.
The gold price provided no tailwind. Bullion was
little changed in 2017, averaging $1,258/oz
compared with $1,249/oz the previous year,
remaining stubbornly about a third lower than
the peak of the cycle in 2011. This becalmed
price has begun to place pressure on margins
across the industry given the re-emergence
of inﬂationary pressures in recent years. Given
the signiﬁcant proportion of operating costs
denominated in local currencies, the strength
of the Brazilian real, Australian dollar and
South African rand, relative to 2016, were
another headwind with respect to proﬁtability.
These averaged 8%, 3% and 9% stronger
respectively against the US dollar in 2017.
As is customary, the company’s leadership
provided a comprehensive list of priorities at
the beginning of 2017 and again made good
on these commitments in each key area by
year’s end.
The team set a new safety benchmark
of 349 days without a workplace fatality,
including the ultra-deep South African
mines. After year-end, the International
Operations posted 450 days without a fatality,
setting a new record. These are important
achievements that mark progress made
over the years in improving the safety of all
workplaces but they were tainted by the
string of accidents recorded in South Africa
in the second half of the year. The executive
team is fully aligned on the need to improve in
this most important area of work.
On the operating front, accelerating inﬂation
and stronger currencies were checked by the
efﬁciency initiatives and ongoing focus on cost
control across the company, with the increase
in cash costs held at 6%, within the guidance
range. Production topped the forecast at
3.755Moz and exploration managed to offset
the majority of depletion, maintaining the Ore
Reserve at 49.5Moz, compared to 50.1Moz
the previous year.
The year in review was an important one for the
long-term health of the business, given higher
capital expenditure on a series of brownﬁelds
projects designed to extend life and increase
margin at key assets. Each of these self-funded,
high-return projects remain on schedule and on
budget. This strong operating performance was
achieved alongside continued probity in respect
of corporate costs, with the total overhead
expense for the year contained at $64m or less
than $17/oz, versus $61m the previous year.
This remains among the most competitive in the
global peer group.
The cash ﬂow generation capability of the
business remains strong, with earnings before
interest, tax, depreciation and amortisation of
$1.48bn (2016: $1.55bn). Modest free cash ﬂow
of just $1m for the 2017 year was nonetheless
better than expected, given that it was achieved
despite the static gold price, elevated capital
reinvestment, ongoing lock-up of value-added
tax remittances in some African jurisdictions
and the funding required to conduct extensive
restructuring of the South African business to exit
loss-making mines. The sale of Kopanang and
Moab Khotsong and putting into orderly closure
of TauTona were difﬁcult decisions, given that
REMUNERATION AND HUMAN RESOURCES COMMITTEE:
Chairman’s letter
Michael Kirkwood
Chairman: Remuneration and Human
Resources Committee
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REMUNERATION AND HUMAN RESOURCES COMMITTEE: CONTINUED
Chairman’s letter
they affected thousands of people in different
ways but it was essential to stem unsustainable
losses and cash outﬂows. These processes
were handled with due sensitivity by AngloGold
Ashanti’s operating and human resource teams,
in line with the company’s values.
Importantly, the leadership team was able to
again execute on the company’s overarching
objective, which is to build a values-driven
gold-mining business with a ﬂexible balance
sheet and improving portfolio of assets that
allows it to thrive in a wide range of market
and operating conditions. The drive to create
real, long-term value in a capital-intensive
sector is rarely a glamorous business but the
commitment of the team to doing just that
is noteworthy.
Aside from the important operational work,
this remuneration report is rich in information
regarding the continuing efforts to transform
and modernise AngloGold Ashanti’s approach
to human resources management and
employee development. In particular, the
initiatives in respect of improving gender
diversity, talent management and the
advancement of local skills in operating
jurisdictions are critically important to ensuring
the company is at all times reﬂective of the
demography of host countries, but also
staffed with the best talent on offer. Continued
progress in this regard is critical to AngloGold
Ashanti’s success and longevity.
Aside from ensuring alignment of the
company’s remuneration and human resource
practices with the strategic direction of
the company, including King IV regulatory
recommendations, the committee was
involved in the following:
•
The Remco actively canvassed shareholders
for input into AngloGold Ashanti’s
remuneration reporting and policy. The
continued engagement with the owners
of the company is invaluable in ensuring
alignment on the manner in which reward,
strategy and operating outcomes are linked.
The company’s 2016 remuneration policy
received 97% shareholder approval, an
outcome that is testament to this alignment.
Therefore, no substantial changes have
been made to the 2017 remuneration
policy, though the committee will continue
in its efforts to further transparency and
disclosure in line with King IV
•
As communicated in the 2016 report, the
revised Deferred Share Plan (DSP) will be
implemented in 2018, replacing previous
short and long-term incentive schemes
•
The King IV report on Corporate
Governance was published on 1 November
2016. It is the view of the Remco that
AngloGold Ashanti’s remuneration policy
provides a solid foundation to adopt the
recommendations of King IV. The principles
of King IV are echoed strongly in AngloGold
Ashanti’s philosophy of stakeholder
inclusivity, good corporate citizenship and
safeguarding the value created by the
company’s activities
•
Notwithstanding the efforts to adhere to
King IV’s guidelines, the adoption of single
ﬁgure reporting will be deferred until after
implementation of the new DSP scheme,
given that it will simplify and further improve
transparency of the incentive scheme,
by effectively consolidating four incentive
schemes into one
•
Key talent was retained across the various
disciplines and leadership succession was
enhanced by bolstering bench strength
where possible
The Remco will continue to carefully monitor
industry trends, the needs of the business,
the expectations of broader society and the
requirements of shareholders in ensuring that
AngloGold Ashanti employs ﬁt-for-purpose
practices in rewarding employees.
I’d like to bid a fond farewell to Professor
Wiseman Nkuhlu who, true to his name, was
a source of invaluable experience and counsel
in our deliberations on remuneration. We
wish him well in a richly deserved retirement,
although from all accounts he has far from
slowed down. I also express a warm welcome
to Ms. Sindiswa Zilwa, whom we were
pleased to name as his replacement. Sindi
is a Chartered Accountant with extensive
experience in the ﬁeld. I’d also like to thank
PricewaterhouseCoopers, which has provided
guidance and specialist expertise on the
formulation of our remuneration policy.
In closing, I would like to again thank the
members of the committee for their support
and efforts during the past year.
Michael Kirkwood
Chairman: Remuneration and Human
Resources Committee
19 March 2018
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AngloGold Ashanti’s remuneration
approach aims to create
a sustainable executive
remuneration structure
with increased alignment to
shareholder views and interests,
underpinned by s t rategic
objectives and values.
At AngloGold Ashanti, the remuneration
policy aims to align with the company’s
strategic objectives while working to deliver
on both internal and external stakeholder
interests, in a manner that recognises
uncontrollable market dynamics. This is
accomplished by means of a governance
and application framework that primarily
aims to attract, retain and motivate a
skilled workforce through fair, responsible,
transparent and competitive remuneration.
Following extensive engagement with
shareholders in 2016, a redesign of the
incentive structures was ﬁnalised and the new
Deferred Share Plan (DSP) was endorsed at
the May 2017 annual general meeting. The
focus of the redesign was on simpliﬁcation,
transparency, increased alignment to
shareholder interests, while remaining
compliant with regulatory requirements. The
scheme has placed greater focus on cash
generation and capital efﬁciency while reducing
measures that are outside of management’s
control such as the gold price. The new
scheme was implemented in January 2018,
and has replaced all current short- and long-
term incentive plans. While the new scheme
is described in detail under the Remuneration
Policy below, it should be noted that the
Implementation Report still refers to previous
short- and long-term incentive plans as they
continue to wind down.
As required by King IV, AngloGold Ashanti’s
remuneration policy and implementation report
as detailed in this Remuneration Report will
be tabled for separate non-binding advisory
votes by shareholders at the upcoming annual
general meeting (AGM). In the event that either
the remuneration policy or the implementation
report, or both, are voted against by 25%
or more of the voting rights entitled to be
exercised by shareholders at the AGM, the
committee will ensure that the following
measures are taken in good faith and with best
reasonable efforts:
•
An engagement process with shareholders
to ascertain the reasons for the dissenting
votes, and
•
Appropriately addressing legitimate and
reasonable objections and concerns
raised which may include amending
the remuneration policy or clarifying or
adjusting remuneration governance and/
or processes.
REMUNERATION REPORT
Section two: overview of remuneration policy
Key principles of our remuneration policy
In order to continue to support AngloGold Ashanti’s remuneration approach, our remuneration policy is based on the following key principles:
Alignment with
strategic objectives and
shareholder interests
Ensure that the
remuneration of
executive management
is fair and responsible
in the context of overall
employee remuneration
in the organisation
Apply the appropriate
global remuneration
benchmarks
Remunerate to
motivate and reward
the right behavior
and performance
of employees and
executives
Promote an ethical
culture and responsible
corporate citizenship
Provide competitive
rewards to attract,
motivate and retain highly
skilled executives and
staff vital to the success
of the organization
Ensure that performance
metrics are challenging,
sustainable and cover all
aspects of the business
including both critical
ﬁnancial and non-
ﬁnancial drivers
Ensure that our
remuneration structure
is aligned to our values
and that the correct
governance frameworks
are applied across our
remuneration decisions
and practices
The use of performance
measures that support
positive outcomes across
the economic, social and
environmental context in
which we operate.
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Remuneration design
When determining appropriate remuneration,
the Remuneration and Human Resources
Committee (Remco) considers:
•
The potential maximum total remuneration
that each member of the executive
management team could earn related to
their performance
•
External inﬂuences, primarily being:
• shareholder views and recommendations
associated with executive remuneration
• economic trends
• competitive pressure
• the labour market and the pay-gap
between the executive management team
and the rest of the employee population in
the company
•
Market benchmarks, choosing appropriate
benchmarks in a market with similar
attributes, including complexity, size and
geographic spread
Remuneration practices are designed to be
fair, transparent and compliant with legislative
requirements within all jurisdictions in which
the company operates. In 2016, AngloGold
Ashanti received extensive feedback from
shareholders on its remuneration policy.
This feedback and our responses are
outlined alongside:
Fair and responsible pay
Senior management remuneration continues
to be a sensitive topic. Scarce skills and
talent retention remain a challenge, and
this is compounded by the need to remain
globally competitive in countries where labour
rates are generally cheaper. Balancing these
two elements has become challenging,
particularly given the global requirement
for fuller disclosure of senior management
earnings, and the remuneration committee’s
responsibility to ensure that executive earnings
are not out of line with their peers and closely
related to performance.
As an organisation, we have begun the process
of developing a framework that describes how
we deﬁne fair and responsible pay for all our
employees. As a starting point, it is imperative
that all our employees receive a minimum level
of remuneration that enables participation in
the economy. To this point, we can conﬁrm that
all employees are paid at least 25% above the
respective regional minimum wage, and in most
instances much higher than this. Furthermore,
benchmarking exercises are conducted on
an annual basis in each region to ensure that
all our employees are paid a market-related
salary for the role which they occupy, with due
consideration to levels of performance.
AngloGold Ashanti tracks the Gini co-efﬁcient
from a South African perspective to ensure that
the income dispersion between high and low
income earners is not outside market norms. The
analysis is done by PricewaterhouseCoopers
(PwC) as an independent third party and,
based on January 2017 analysis, PwC
concluded that AngloGold Ashanti had
a slightly more beneﬁcial level of income
dispersion than that of South African
companies in general, as well as a better Gini
co-efﬁcient when compared with the South
African mining industry. The co-efﬁcient has
furthermore improved on a year-on-year basis
from the results of 2016.
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Shareholder feedback
AngloGold Ashanti’s response
Shareholders requested a longer vesting period
for long-term incentives.
AngloGold Ashanti increased the deferral period of the new DSP to ﬁve years for Executive
Committee members, promoting long-term sustainability, with signiﬁcant post-employment exposure for good leavers.
Shareholders expressed a preference for
a simpliﬁed incentive scheme, with greater
transparency.
A single, simpliﬁed incentive scheme driven by both short- and long-term measures of performance was introduced in 2018. Greater transparency is created through disclosure of the scorecard parameters in all media.
Shareholders asked for more focus on
performance-related measures to be used to
assess and drive the business, thus reducing the
impact of gold price volatility and other measures
which are beyond management inﬂuence.
Performance metrics which govern the DSP have been selected to address controllable performance with a balance that mitigates the windfall impact of non-controllable external factors such as the gold price.
Shareholders expressed support for malus and
clawback policies.
Malus and clawback conditions have been included in the new DSP.
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REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Gender equality
The AngloGold Ashanti board of directors
is comprised of 36% female representation,
which is a 9% increase from 2016. The
executive management team has a 33%
female representation.
AngloGold Ashanti is committed to gender
equality, and our policy is to pay men and
women equally for equivalent roles.
The graphs below illustrate the gender
distribution for employees on stratum level III
and higher across four equally-sized quartiles.
All individuals at this level are ranked from
lowest to highest paid. This list is then divided
into four sections (quartiles), with an equal
number of employees in each section. The
quartiles (from lowest to highest) are called
the lower quartile, quartile two, quartile three,
and highest quartile. A pay gap percentage
is calculated for each quartile. The pay
gap percentage is the difference between
the average earnings of men and women,
expressed relative to men’s earnings.
It is evident from the graphs that the overall
number of females represented in the
organisation, at a stratum III and above level
is low. This can generally be attributed to the
mining sector being largely male dominated.
We are actively addressing this in our Human
Resources practices and have included metrics
in our incentive scheme which are designed to
improve our gender ratio.
The pay gap ratio indicates that in the lower
quartile men earn on average 2.18% higher
than females, 2.2% higher in quartile two, and
1.67% higher in quartile three. It is important
to note that while there is a higher number
of men in the highest quartile population,
the average pay received by males in this
population is 14.87% lower than their female
counterparts. We are on a journey towards
full equality. Current anomalies will be
managed over time.
The pie charts alongside indicate a 6%
difference between the number of men
and women who received a bonus for their
performance in 2017.
Proportions of colleagues at Stratum III and
higher who were awarded a bonus in 2017
(Women)
•
Received a bonus
•
Did not receive a bonus
%
86
14
Proportions of colleagues at Stratum III and
higher who were awarded a bonus in 2017
(Men)
•
Received a bonus
•
Did not receive a bonus
%
80
20
Lower quartile
•
Women
•
Men
%
31
69
2.18%
pay gap
Quartile two
%
18
82
2.20%
pay gap
•
Women
•
Men
Quartile three
%
15
85
1.67%
pay gap
•
Women
•
Men
Highest quartile
%
9
91
-14.87%
pay gap
•
Women
•
Men
In addition to our efforts to pay equal
remuneration for men and women who
perform equivalent roles, we, as an
organisation, subscribe to various bodies
and interest groups that focus on gender
diversity. This has allowed us the opportunity
to network and acquire best practice from
other organisations, particularly in the
mining sector.
Some of these external initiatives include:
•
30% Club Boardwalk. This initiative
nurtures the development of aspiring
female leaders who are currently in
senior management positions. To
date, 25 female employees across
management levels have participated in
this development initiative
•
Women in Mining (WIM) – AngloGold
Ashanti has joined the South African
and Australian chapters of WIM. This
organisation provides, among others,
development initiatives that include
mentorship and coaching circles for
women in mining
•
The South Africa region’s key focus
areas on women development include
enterprise development, bursary allocation
and support of women-owned businesses
in surrounding communities
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2018 Remuneration policy and structure
The table below sets out the remuneration policy that applies to the executive management team for 2018, which was endorsed by shareholders at the 2017 annual general meeting. The table details each component’s link to the company strategy, objectives, performance measurements and the maximum opportunity associated with each component.
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Base salary
A competitive salary provided to executives
to ensure that their experience, contribution
and appropriate market comparisons are
fairly reﬂected
•
Base salaries are reviewed annually and are effective
from 1 January each year
•
Executive base salaries are determined by considering
their performance; market comparison against companies
with a similar geographic spread; market complexity, size
and industry; and internal peer comparisons
•
The CEO makes recommendations on the Excom but
does not make recommendations on his own base
salary. This is reviewed by the Remco and approved by
the board
Executive base salary increases and
increases for all non-bargaining unit
employees are closely aligned, where
practical. This is informed by inﬂation,
which can be matched directly or above/
below consumer price index (CPI)
Individual performance on a scale of 1 to 5,
measured against speciﬁc key performance
indicators (KPIs), are reviewed by the Remco.
A CPI increase pool is approved annually by
Remco. In high-inﬂation countries, individual
increases may be differentiated according to
each individual’s performance rating. In-low
inﬂation countries, a ﬂat CPI is generally applied
to all executives and employees.
Pension
Provides a post retirement beneﬁt aligned
to the schemes in the respective country in
which the team member operates
•
Funds vary depending on jurisdiction and legislation
•
Deﬁned beneﬁt funds are not available for new
employees, in line with company policy
24.75% of CEO’s base salary and lower
contributions for others, depending on
their scheme
Not applicable
Medical insurance
Provides medical aid assistance aligned to
the schemes in the respective country in
which the team member operates
•
Provided to all executives through either a percentage
of fee contribution, reimbursement or company
provided healthcare providers
In line with approved policy Not applicable
Beneﬁts
Provided to ensure broad competitiveness
in the respective markets
Beneﬁts are provided based on local market trends and
can include items such as life assurance, disability and
accidental death insurance, assistance with tax ﬁling, cash
in lieu of untaken leave (above legislated minimum leave
requirements) and occasional spousal travel as per the
executive travel guidelines
In line with approved policy Not applicable
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Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Deferred Share Plan (DSP) – endorsed by shareholders at the 2017 Annual General Meeting, and implemented with effect from 1 January 2018
With effect from 1 January 2018, the
company will be using a single incentive for
short-term and long-term performance
The DSP is designed to encourage group
executives to meet the strategic short-,
medium- and long- term objectives that will
enable value delivery to shareholders, by
achieving deﬁned company objectives
A single set of performance objectives are
used and reviewed and selected annually,
based on their impact on the company
Permanent employees who do not participate in a
production bonus are eligible to participate in the DSP, but participation is at the discretion of Remco.
A portion of the award is paid in cash as a bonus, and the
balance is delivered as either deferred cash (for Stratum
levels III and below) or deferred shares (for Stratum IV and above), vesting equally over a period of two to ﬁve years.
The total incentive is determined based on a combination
of company and individual performance measures, deﬁned
annually and weightings are applied to each measure.
The metrics are deﬁned against the objectives that most
strongly drive company performance and are weighted to
ﬁnancial outcomes, production, cost and sustainability.
Each metric is weighted and has a threshold, target and
stretch deﬁnition based on the company budget and the
desired stretch targets for the year
At the end of each ﬁnancial year, company and CEO’s
performances are assessed by Remco and the board
against the deﬁned metrics to determine the quantum of
the cash portion and the quantum of the deferred
portion namely:
CEO: Maximum award – 450% of base
salary (150% is cash bonus; 300%
delivered as deferred shares over a period
of ﬁve years), subject to company and
individual modiﬁers.
On target award – 300% of base salary
(100% is cash bonus; 200% delivered as
deferred shares over a period of ﬁve years,
subject to company and individual modiﬁers).
Threshold award – 150% of base salary
(50% is cash bonus; 100% delivered as
deferred shares over a period of ﬁve years),
subject to company and individual modiﬁers.
Below threshold achievement results in
no payment.
CFO: Maximum award – 382.5% of base
salary (120% is Cash bonus; 262.5%
delivered as deferred shares over a period
of ﬁve years), subject to company and
individual modiﬁers.
On-target award – 255% of base salary
(80% is cash bonus; 175% delivered as
deferred shares over a period of ﬁve years),
subject to company and individual modiﬁers.
Threshold award – 127.5% of base salary
(40% is cash bonus; 87.5% delivered as
deferred shares over a period of ﬁve years),
subject to company and individual modiﬁers.
Below threshold achievement results in
no payment.
One set of performance metrics is used to
determine the cash portion and deferred
portion. Future vesting of the deferred portion is
subject to continued employment.
Performance measures are weighted between
company and individual KPIs:
CEO: Performance measures – 70% weighting
towards company objectives
30% weighting towards individual KPIs (as
reviewed by the board)
CFO and Exco: Performance measures –
60% weighting towards company objectives
40% weighting towards individual KPIs
(as reviewed by the CEO, Remco and the board)
Company and individual performance measures
are assessed over the ﬁnancial year, with the
exception of certain company measures that
are measured over a trailing three-year basis, as
indicated below.
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
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Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Continued
Cash portion:
Base pay x individual performance weighting x on target
cash percentage x individual performance modiﬁer (KPI:
1 – 5 rating)
+
Base pay x company performance weighting x on-target
cash percentage x company performance modiﬁer
Deferred cash/shares:
Employees up to Stratum III will receive a deferred cash
element while employees on Stratum IV and above will
receive deferred shares, calculated as follows:
Base pay x individual performance weighting x on target
deferred percentage x individual performance modiﬁer
(KPIs: 1 – 5 rating)
+
Base pay x company performance weighting x on-target
deferred percentage x company performance modiﬁer
The deferred shares are awarded as conditional rights to
shares with dividend equivalents.
Vesting of the deferred portion occurs over a period of
time either a two-, three-, or ﬁve-year period, depending
on the level of the participant.
EXCO: Maximum award – 352.5% of
base salary (105% is cash bonus; 247.5%
delivered as deferred shares over a period
of ﬁve years), subject to company and
individual modiﬁers.
On-target award – 235% of base salary
(70% is cash bonus; 165% delivered
as deferred shares over a period of ﬁve
years), subject to company and individual
modiﬁers.
Threshold award – 117.5% of base salary
(35% is cash bonus; 82.5% delivered
as deferred shares over a period of ﬁve
years), subject to company and individual
modiﬁers.
Below threshold achievement results in
no payment.
Company metrics, each with their own
weighting, are:
•
Relative total shareholder return (TSR)*
•
Absolute TSR*
•
All-in sustaining costs
•
Normalised cash return on equity*
•
Production
•
Ore Reserve pre-depletion*
•
Mineral Resource additions pre-depletion*
•
Safety, Health, Environment and Community*
•
People
*
These measures are on a trailing three-year
backward looking basis or on a combination
of annual and three-year measures
Remco reserves the right to apply a safety
multiplier to the total score which can detract
from the ﬁnal score.
Relative TSR is measured against a carefully
selected peer group of 10 comparators
recommended by Remco and approved by the
Board. The comparator group is retained for
measurement for the full three-year review period.
Full details of the DSP metrics are provided in
the remuneration policy.
Malus and clawback
The Remco may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the company in the event that any of the following matters is discovered:
•
A material misstatement of the company results which may have caused the over allocation of cash bonus, deferred cash and deferred share allocations
•
Misconduct, this will include the lapse of all deferred cash and deferred shares, both vested and unvested, in line with the rules of the DSP
•
Where there is an error in the calculation of any performance condition used in the calculation of the performance conditions which may have resulted in an overpayment
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
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Performance review
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Shareholder information

REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Prior period short- and long-term incentives
With effect from January 2018, AngloGold Ashanti has implemented the DSP, which replaced all previous short- and long-term incentive plans. However, for purposes of the implementation report, which reﬂects the incentives payable for 2017, the following section describes the short- and long-term incentives applicable for 2017.
Remuneration scenarios of the DSP at different performance levels
The graphs below depict the pay mix of the executive team in line with the 2018 remuneration policy set out in Part 2. The graphs represent outcomes of the DSP detailed above (which replaced the Bonus Share Plan (BSP) and the Long Term
Incentive Plan (LTIP), effective 1 January 2018, as advised in the 2016 Remuneration report, at below threshold performance (which will result in zero variable pay); threshold;
target; and maximum performance.
The graphs are modelled on a business performance score of 60% (company modiﬁer), which reﬂects historical performance.
Chief executive officer
(Rm)
5
13
5
5
10
13
5
11
21
13
5
17
35
13
Base salary
Benefits
DSP cash
DSP deferral
Below threshold
Threshold
Target
Maximum
Executive committee
(Rm)
1
7
1
2
5
7
1
4
11
7
1
7
18
7
Base salary
Benefits
DSP cash
DSP deferral
Below threshold
Threshold
Target
Maximum
Chief financial officer
(Rm)
Base salary
Benefits
DSP cash
DSP deferral
1
8
1
3
6
8
1
6
13
8
1
10
21
8
Below threshold
Threshold
Target
Maximum
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REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Operation and objective
Maximum opportunity
Performance measures
Short-Term Incentive (Bonus Share Plan – BSP)
STIP metrics are deﬁned annually and weightings are applied to each measure. The metrics are deﬁned against the objectives that most strongly drive company performance and are heavily weighted to production, cost and safety.
Each metric is weighted and has a threshold, target and stretch deﬁnition based on the company budget and the desired stretch targets for the year.
The STIP is delivered as a cash element and a deferred equity element which is fully realised after 24 months.
At the end of each ﬁnancial year, the company’s and CEO’s performances are assessed by Remco and the board against the deﬁned metrics to determine the award to be granted.
Stratum III employees and above who are not on production bonuses, qualify for participation.
The deferral is intended to be delivered in equity, but Remco retains the discretion to deliver in cash should there be a requirement, for example, where the shares available for issue are below the required amount to satisfy employee allocation needs.
Participation in the STIP is at the discretion of the Remco.
CEO:
Maximum award – 200% of base salary
(cash 80% + deferred equity/cash award 120%)
Target award – 100%
(cash 40% + deferred equity/ cash award 60%)
Threshold award – 50%
(cash 20% + deferred equity/ cash award 30%)
Below threshold achievement results in a 0% payment
CFO:
Maximum award – 175%
(cash 70% + deferred equity/cash award 105%)
Target award – 87.5%
(cash 35% + deferred equity/cash award 52.5%)
Threshold award – 43.75%
(cash 17.5% + deferred equity/cash award 26.25%)
Below threshold achievement results in a 0% payment
EXCO:
Maximum award – 150%
(cash 60% + deferred equity/ cash award 90%)
Target award – 75%
(cash 30% + deferred equity/cash award 45%)
Threshold award – 37.5%
(cash 15% + deferred equity/cash award 22.5%)
Below threshold achievement results in a 0% payment.
CEO:
Performance measures:
70% company objectives
30% individual KPIs (as reviewed by the board)
Both company and individual performance are
assessed over the ﬁnancial year
CFO and EXCO:
Performance measures:
60% company objectives
40% individual KPIs (as reviewed by the CEO, Remco and
the board)
Both company and individual performances are
assessed over the ﬁnancial year.
The company metrics measured are:
•
Production
•
All-in sustaining costs
•
Adjusted free cash ﬂow
•
Safety, health and environment
•
Ore Reserve pre-depletion
•
Project delivery/capital expenditure
Co-Investment Plan
The CIP is offered annually to create shareholding opportunity for executives to meet their minimum shareholding requirements (introduced in 2013). These were implemented to achieve alignment of shareholder and executive interests
The executive invests up to 50% of their net cash bonus in company shares, after 12- and 24-month periods, the company offers an equity match of shares purchased on market, provided the executive remains in employment and retains the original investment
150% of the equity originally invested over a deferred
24-month period.
Quantum based on STIP achievement
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REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Operation and objective
Maximum opportunity
Performance measures
Long-Term Incentive Plan
The LTIP metrics are reviewed and deﬁned annually in accordance with the strategy. (It is important to note that any amendment would be applied on a go-
forward basis to newly allocated awards with no retrospective metric changes to existing awards.)
Weightings are provided to the metrics which must be achieved over a three-
year period.
The TSR is measured against a carefully selected peer group of 10 comparators that was recommended by the Remco and approved by the board. The comparator group is retained for measurement for the full three-
year review period.
The score against all relevant measures contributes towards the percentage of total awards that will vest at the end of the three-year period.
Only senior management from Stratum IV and above are eligible to participate in the LTIP.
A share under the LTIP is a fully paid ordinary share in the capital of the company, subject to performance vesting restrictions. The dilution may not exceed 5% of the company’s ordinary share capital.
Participation in the LTIP is at the discretion of the Remco.
CEO:
Range of award – 160% – 250% of base salary
CFO:
Range of award – 140% – 200% of base salary
EXCO:
Range of award – 140% – 200% of base salary
The TSR is calculated by the growth in capital from
purchasing a share in the company, assuming that
the dividends are reinvested each time they are paid.
The TSR is then used to rank the performance of the
company against its competitors (Barrick, Gold Fields,
Harmony, Kinross, Goldcorp, Newmont, Gold ETF
(World Gold Council SPDR classiﬁcation), Randgold,
Newcrest and Sibanye-Stillwater).
The remaining 50% performance measurement are:
•
Operational performance (measured through, all in
cost, project delivery and asset optimisation)
•
Future optionality (measured by technology
innovation and Mineral Resource and Ore Reserve)
•
Development and attraction and retention of
people (measured by the succession (strategic) cover
ratio and talent retention)
•
A safety multiplier applied to the total score which
can either enhance or detract from the ﬁnal score by
20%. The safety multiplier cannot however increase
the maximum pay-out above the deﬁned caps
Dividends
At vesting equivalent cash payments subject to applicable PAYE are provided to all participants of the STIP and LTIP.
In line with AngloGold Ashanti dividend payments.
Paid post vesting.
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In line with AngloGold Ashanti’s strategic
objectives, the DSP metrics were designed to
deliver on these key focus areas.
•
Maintain a strong foundation: People
are the foundation of our business. Our
business must operate according to our
values if it is to remain sustainable in the
long term. This includes a drive to improve
safety performance, reduce fatalities, and
retain key skills
•
Improving ﬁnancial ﬂexibility: Ensuring
that our balance sheet remains able to meet
our funding needs
•
Optimise our cost base: Ensure that all
spend is optimally structured and necessary
to fulﬁll the core business objectives
•
Improve portfolio quality: A focus on a
portfolio of assets that must be actively
managed to improve the overall mix of
our production base as we strive for a
competitive valuation as a business
•
Maintain long-term optionality, albeit at
a reasonable cost: Creating a competitive
pipeline of long-term opportunities
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
DSP metrics:
•
Production
•
All-in sustaining costs
•
Normalised cash return on equity
•
Relative and absolute total shareholder return
•
Asset optimisation
•
Safety
DSP metrics:
•
Production
•
All-in sustaining costs
•
Relative and absolute total
shareholder return
•
Asset optimisation
DSP metrics:
•
Ore Reserve pre-depletion
•
Mineral Resource additions pre-depletion
•
Relative and absolute total
shareholder return
•
All-in sustaining costs
DSP metrics:
•
People
•
Safety
•
Environment, health and community
•
Relative and absolute total shareholder return
DSP metrics:
•
Mineral Resource additions pre-depletion
•
Ore Reserve pre-depletion
•
Production
•
All-in sustaining costs
•
Relative and absolute total
shareholder return
Alignment of strategy, pay and performance in the DSP scheme
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Recruitment policy
When recruiting executives, a comparative
benchmarking exercise will be undertaken to
determine the size, nature and complexity of
the role and also skills availability in the market
prior to making a competitive offer. For new
appointments, the Remco may compensate
for remuneration forfeited from the previous
employer. The intention is to not grant more
than the executive would have received in
a 12-month period. However, Remco does
have the discretion to compensate higher
values if, through a fair value valuation, it can
be demonstrated that the amount forfeited
exceeds that granted. Remco will compensate
the amount forfeited through variable pay which
can be a combination of equity and cash.
Termination policy
Members of the executive management
team have open-ended contracts (except
where prescribed retirement ages apply) with
termination periods deﬁned in their contracts.
In addition, incentive scheme rules clearly
specify termination provisions by termination
category. In the event of a termination, the
company has the discretion to allow the
executive to either work out their notice or
to pay the guaranteed pay for the stipulated
notice period in lieu of notice.
Guaranteed pay includes base salary and
other beneﬁts as detailed in the table, but
excludes variable pay.
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Reasons for termination
Voluntary resignation
Dismissal/ termination for cause
Normal and early retirement,
retrenchment and death
Mutual separation
Base
salary
Paid over the notice period or as
a lump sum
Base pay will be paid until
employment ceases
Base pay is paid for a deﬁned
period based on cause and
local policy as executives have
different employment entities
Paid over the notice period or as
a lump sum
Pension
Pension contributions for the
notice period will be paid; the
lump sum would not include
pension contributions unless
contractually agreed
Pension will be paid until
employment ceases
Pension will be paid until such
time that employment ceases
Pension contributions for the
notice period will be paid; the
lump sum would not include
pension contributions unless
contractually agreed
Medical
provisions
Where applicable medical
provision for the notice period
will be paid; the lump sum would
not include contributions unless
it is contractually agreed.
Medical provision/payment will
be provided until employment
ceases
Medical provision/payment will
be provided until such time that
employment ceases
Where applicable, medical
provision for the notice period
will be paid; the lump sum would
not include contributions unless
contractually agreed.
Beneﬁts
Applicable beneﬁts may continue
to be provided during the notice
period but will not be paid on a
lump sum basis
Beneﬁts will fall away when
employment ceases
Beneﬁts will fall away at such
time that employment ceases
Applicable beneﬁts may continue
to be provided during the notice
period but will not be paid on a
lump sum basis
DSP cash
bonus
Forfeit, no bonus
No bonus
Discretion to pro-rate for period
worked
Discretion to pro-rate for period
worked
Deferred
cash
awards
Unvested awards lapse
Unvested awards lapse
The vesting date will be
accelerated, and the participant
shall be entitled to receive a
proportion of the unvested
deferred cash
The vesting date will be
accelerated, and the participant
shall be entitled to receive a
proportion of the unvested
deferred cash
Deferred
share
awards
Unvested awards lapse
Unvested awards lapse
Participant may continue to
hold shares post termination of
employment. Vested shares may
be exercised within six months
following termination date
Participant may continue to
hold shares post termination of
employment. Vested shares may
be exercised within six months
following termination date
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Minimum shareholding requirements
Remco is of the opinion that share ownership by executive management demonstrates their commitment to the success of the company, and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive team.
All executive management are required to have a minimum shareholding in the company as per the table below:
Within three years
of appointment/from
introduction of the MSR
Within six years of
appointment/from
introduction of the MSR
Holding period required
CEO
100% of net annual
base salary
200% of net
annual base salary
Indeﬁnite
Executive
management
75% of net annual
base salary
150% of net
base salary
Indeﬁnite
The following count towards an individual’s MSR:
•
JSE shares purchased on the market, either directly or indirectly, for personal reasons
•
Vested shares from the company’s previous share incentive schemes (BSP and LTIP and any other historic schemes), as well as vested shares from the company’s current
Deferred Share Plan
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Service contracts
All members of the executive management
team have permanent employment contracts
which entitle them to standard group beneﬁts
as deﬁned by their speciﬁc region and
participation in the company’s DSP.
South African executives are paid a portion of
their remuneration offshore which is detailed
under a separate contract. This reﬂects global
roles and responsibilities and considers
offshore business requirements. All such
earnings are subject to tax in South Africa.
Change in control
and notice periods
Executive management team contracts are
reviewed annually and currently continue
to include a change in control provision.
The change in control is subject to the
following triggers:
•
The acquisition of all or part of AngloGold
Ashanti; or
•
A number of shareholders holding less than
35% of the company’s issued share capital
consorting to gain a majority of the board
and make management decisions; or
•
Executive management contracts are either
terminated or their role and employment
conditions are curtailed.
In the event of a change in control becoming
effective, the executive will in certain
circumstances be subject to both the notice
period and the change in control contract
terms. The vesting date of a portion of
unvested DSP awards will be accelerated
to the date of the event. The balance of the
shares will vest on the original vesting dates.
Remuneration consultants
Where appropriate, Remco obtains advice
from independent remuneration consultants.
The consultants are employed directly by
Remco and engage directly with them to
ensure independence.
Following a review of potential advisors,
Remco appointed PricewaterhouseCoopers
(PwC) to provide specialist, independent
remuneration advice on all forms of executive
and non-executive pay. It is the committee’s
practice to undertake a detailed review of
potential advisors every three years. PwC’s
appointment was most recently extended
by the Committee for a further three years
following a review of the quality of advice
received, and a review of advisors in the
external market.
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Key focus areas for 2017 with which PwC
assisted were:
•
Gini co-efﬁcient, wage differential
calculations and associated benchmarking
•
Market trends, updates and best
practice guidelines
•
Committee training where required
In line with best common practice, Remco,
which is comprised solely of independent
non-executive directors, engages independent
consultants in relation to remuneration related
matters. The current advisor is PwC whose
appointment, terms of reference and fees
payable are determined solely by the Remco.
PwC is invited to attend all the meetings of
the committee and have regular access to the
chairman and members of the committee.
PwC informs and assists the committee’s
deliberations by drawing on their global reach
and perspective on compensation matters and
trends. They brief the remuneration committee
on regulatory developments in South Africa and
major international markets. They comment on
technical matters, and generally opine on the
committee’s work. Each year, the committee
evaluates the performance of PwC as the
independent advisor and sets their fees to
reﬂect time commitment, value added and
market norms. For the year ended on
31 December 2017, the fees payable to PwC
amounted to ~R315,000 (2016: R ~260,000).
This excludes a once-off fee of ~R800,000 for
incentive scheme development.
Additionally, the committee avails itself of the
services and output of Mercer, who provide
global survey data and analysis. Mercer’s charges
amounted to ~ R460,620 (2016: R ~ 440,000).
Non-executive directors’
remuneration policy
The company’s non-executive directors
are paid based on their role and there is no
differentiation by nationality. The policy is
applied using the following principles:
•
A board fee is paid for the six annual
board meetings and board committee
members receive annual committee fees for
participation
•
Fees are reviewed annually and increases
implemented in July. They are set using a
global comparator group which is derived
from companies with similar size, complexity
and geographic spread
•
Non-executive directors receive a travel
allowance for travel outside of their home
country for site visits and board meetings
•
Non-executive directors are not eligible to
receive any short- or long-term incentives
For the fourth successive year, no increase to
non-executive director fees will be requested in
the 2018 annual general meeting.
REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy
Non-binding advisory vote on our Remuneration Policy
In terms of the JSE Listings Requirements, shareholders will be required to cast a non-binding advisory vote on the remuneration policy as presented in this report.
Voting results on our remuneration policy at the 2017, 2016 and 2015 annual general meetings was as follows:
Vote for
Votes against
Votes withheld
Remuneration policy
16 May 2017
98.23
1.77
0.60
4 May 2016
87.17
12.83
0.30
6 May 2015
84.98
15.02
7.15
Picture:
Iduapriem, Ghana
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This section of the
Remuneration Report explains
the implementation of our
remuneration policy by providing
details of the remuneration paid
to executives and non-executive
directors for the financial year
ended 31 December 2017. The
2017 year was one of transition
from the old STI and LTI to the
new DSP, under which rewards will
be made from 2018 onwards.
For 2017, two new longer-term performance
metrics were introduced as transitionary
measures (absolute total shareholder return
and normalised cash return on equity). Long-
term incentives were cash settled. This was
as a result of the diminishing share pool.
Executive pay
In 2017, the gold price remained relatively
stable, while the share price displayed
ongoing volatility. Cost control remained a key
imperative and the external market reﬂected
similar challenges.
On behalf of AngloGold Ashanti, Mercer
conducts an annual bespoke survey of
executive remuneration. For 2017, Remco
reviewed the comparator group against
AngloGold Ashanti to ensure that changes
in the market had not led to variances that
made the current matches inappropriate.
The review consisted of a detailed analysis
of companies who it was felt were
appropriate for inclusion in the benchmark.
The companies included in the comparator
group were ranked in terms of a number of
criteria selected in areas which were aligned
with AngloGold Ashanti. The table alongside
summarises the ﬁnal comparator group.
REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
2017 Comparator benchmark group
Anglo American Platinum Limited
Barrick Gold Corporation
Goldcorp Incorporated
Gold Fields Limited
Harmony Gold Mining Company Limited
Impala Platinum Holdings Limited
Kinross Gold Corporation
Lonmin Plc
Newmont Mining Corporation
Randgold Resources Limited
Sasol Limited
Sibanye-Stillwater
South32 Limited
Yamana Gold Incorporated
In 2017, the annual January increases resulted
in each member of the executive management
team receiving an increase in line with the CPI
in their respective jurisdictions.
In 2017, certain changes were made to the
executive management team. Ron Largent,
the Chief Operating Ofﬁcer – International
retired effective the end of June 2017,
and Ludwig Eybers was appointed as his
replacement on 22 February 2017, in line
with our succession planning process. The
remuneration impact was as follows:
•
Ron Largent received the standard
payments as per policies currently in place
for retirement at AngloGold Ashanti. He
therefore received the following:
•
Pro-rata BSP shares for all unvested awards
•
Pro-rata LTIP shares for all unvested awards
•
An ex-gratia bonus of $520,000 in lieu of
a performance bonus for the six months
worked in 2017
•
Ludwig Eybers was appointed on a base
salary of R7,400,000
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
The table below summarises our executive director and prescribed ofﬁcer remuneration for 2017. It comprises an overview of all the pay elements available to the executive management team for the 12-month period ended 31 December 2017.
Figures in
thousands
Appointed
with effect
from
Resigned/
retired with
effect from Salary
(1)
Performance
related
payments
(STIP)
(2)
Pension
Other
beneﬁts and
encashed
leave
(3)
Sub-
total
Exercised
BSP share
Award
value
Exercised
LTIP share
Award
value
Total
SA
rands
Total
US
dollars
(4)
Executive directors
S Venkatakrishnan
2017
Full year
13,318
8,382
3,296
3,388
28,384
–
–
28,384
2,134
2016
Full year
12,660
7,323
3,133
3,785
26,901
–
–
26,901
1,832
KC Ramon
2017
Full year
8,423
4,607
727
1,627
15,384
–
–
15,384
1,157
2016
Full year
8,007
4,354
800
743
13,904
–
–
13,904
947
Prescribed ofﬁcers
I Boninelli
2017
–
–
–
–
–
–
–
–
–
2016
31 March
1,607
–
161
10,124
11,892
12,704
12,291
36,887
2,513
CE Carter
(5)
2017
Full year
9,408
4,411
1,330
1,717
16,866
5,592
2,646
25,104
1,887
2016
Full year
10,180
4,439
1,523
2,058
18,200
4,342
–
22,542
1,535
GJ Ehm
(6)
2017
Full year
8,778
4,116
306
1,489
14,689
3,043
1,545
19,277
1,449
2016
Full year
9,466
3,740
381
3,781
17,368
4,910
2,570
24,848
1,693
L Eybers
(7)
2017
Full year
7,400
3,691
327
2,570
13,988
–
–
13,988
1,051
2016
–
–
–
–
–
–
–
–
–
RW Largent
2017
30 June
8,189
–
2,887
22,601
33,677
14,154
15,127
62,958
4,733
2016
Full year
17,722
7,728
3,314
5,810
34,574
13,107
3,184
50,865
3,465
DC Noko
(8)
2017
Full year
6,767
3,173
644
1,888
12,472
–
–
12,472
938
2016
Full year
6,432
2,805
643
4,227
14,107
–
–
14,107
961
ME Sanz Perez
2017
Full year
6,737
3,159
795
1,078
11,769
–
–
11,769
885
2016
Full year
6,404
2,985
641
2,389
12,419
9,349
2,315
24,083
1,640
CB Sheppard
2017
Full year
7,154
3,354
681
272
11,461
–
–
11,461
862
2016
Full year
6,604
2,965
674
339
10,582
–
–
10,582
721
TR Sibisi
(9)
2017
Full year
5,786
2,886
703
77
9,452
–
–
9,452
711
2016 18 January
4,887
2,398
497
166
7,948
–
–
7,948
541
(1)
Salaries are disclosed only for the periods from or to
which ofﬁce was held, and include car allowances
where applicable.
(2)
Performance-related payments are calculated on the
year’s ﬁnancial results.
(3)
Includes health care, pension allowance, cash in
lieu of dividends, vested CIP match awards, group
personal accident, disability and funeral cover.
Surplus leave days accrued are automatically
encashed unless work requirements allow for
carry over.
(4)
Values have been converted using the average
annual exchange rate for 2017: R13.3014:$1
(2016: R14.6812:$1).
(5)
Beneﬁts for 2017 and 2016 for C Carter include a
dependant’s scholarship award of $2,500.
(6)
GJ Ehm’s 2015 increase was delivered as a lump
sum payment (2.5% adjustment) of ZAR196,927 in
January 2016. He received a project bonus in terms
of delivering against the Obuasi Project Charter. The
bonus was based on 60% of pay, of which 40%
was paid in 2015 and the balance in February 2016,
based on meeting of performance requirements.
Other beneﬁts include a secondment allowance for
time spent in Ghana.
(7)
L Eybers was appointed prescribed ofﬁcer on
22 February 2017. Full year ﬁgures are however
reﬂected as Mr Eybers was already within AngloGold
Ashanti’s employment.
(8)
DC Noko received a project bonus for delivering
against the Obuasi Project Charter. The bonus was
based on 60% of pay, of which 40% was paid in
2015 and the balance in February 2016, based
on meeting of performance requirements. Other
beneﬁts include a secondment allowance for time
spent in Ghana.
(9)
TR Sibisi commenced employment on 18 January
2016 and as such her remuneration for 2016 is for
just over 11 months of the year.
Note that while we have endeavoured to comply with
King IV reporting requirements throughout this report,
the committee decided to defer adoption of single ﬁgure
reporting until next year’s report, after implementation of
the new DSP scheme.
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Minimum shareholding achievements
For the purposes of the MSR calculation, only fully owned and vested awards count towards the determination of the MSR.
Executive
Three year target
achievement date
Three-year MSR target
achievement percentage
MSR holding as at
31 December 2017 as
% of net base pay
Six-year MSR target
achievement percentage
Executive directors
S Venkatakrishnan
March 2016
100%
1,229%
200%
KC Ramon
March 2018
75%
188%
150%
Prescribed ofﬁcers
CE Carter
March 2016
75%
239%
150%
GJ Ehm
March 2016
75%
387%
150%
L Eybers
(1)
March 2020
75%
58%
150%
DC Noko
March 2016
75%
519%
150%
ME Sanz Perez
March 2016
75%
405%
150%
C Sheppard
(2)
March 2019
75%
35%
150%
TR Sibisi
(3)
March 2020
75%
21%
150%
(1)
Appointed prescribed ofﬁcer with effect from 22 February 2017 and the three-year MSR achievement is only due in March 2020.
(2)
The prescribed ofﬁcer joined the company 1 June 2015 and the three-year MSR achievement is only due in March 2019.
(3)
The prescribed ofﬁcer joined the company 18 January 2016 and the three-year MSR achievement is only due in March 2020.
REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
Short-term incentive
performance outcomes (BSP)
Safety was once again an important
issue for AngloGold Ashanti in 2017. Of
the 22% allocated to safety, health and
environment, 15% of the measure is
directly apportioned to safety. Given the
poor safety outcome in 2017, 0% was
attributed to the safety related measures.
The balance of the measures resulted in
a good outcome with an achievement of
80.24% out of 100%.
The table overleaf summarises AngloGold
Ashanti’s remuneration metrics, their
weightings, and performance against
these metrics applicable to the BSP
during 2017.
The BSP company performance distribution
over the past ﬁve years was as follows:
BSP percentage achieved
(%)
81.10
81.47
80.24
71.14
46.10
2013
2014
2015
2016
2017
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
BSP company
performance measure 2017
Target weighting
Achievement
Actual achievement
against measures
Threshold measures
Target
measures
Stretch
measures
Production (000oz)
20%
20.00%
3,755
3,600
3,678
3,755
All-in sustaining costs ($/oz)
20%
19.18%
1,054
1,085
1,068
1,051
Free cash ﬂow ($m)
20%
20%
219
50
105
157
Project delivery/capital expenditure
10%
8.84%
Measured against a detailed project plan
2017 Ore Reserve pre-depletion, excluding asset sales
and mergers and acquisitions (Moz)
4%
4%
3.71
Plus 1.04
Plus 1.66
Plus 2.07
Delivery of Colombian Ore Reserve
4%
4%
To schedule
To schedule
To schedule
To schedule
Safety,
health and
environment
AIFR: three-year rolling average (7.42)
5%
0%
7.49
5% performance
improvement (7.42)
10% performance
improvement (7.18)
20% performance
improvement (6.30)
FIFR: three-year rolling average (0.061)
5%
0%
0.058
5% performance
improvement (0.055)
10% performance
improvement (0.047)
20% performance
improvement Zero
fatalities
Major hazard management: Preventative
action closure rates for incidents with actual
and potential high, major and extreme
consequences
5%
0%
84%
90% of preventative
actions closed out
on time
95% of preventative
actions closed out
on time
100% of preventative
actions closed out
on time
High, major or extreme environmental
incidents as deﬁned in the Company
Incident Classiﬁcation and Reporting
Management Standard
1.25%
0%
3
Two (2)
reportable
environmental
incidents
One (1) reportable
environmental
incident
Zero (0) reportable
environmental
incidents
Environment: site speciﬁc bow-tie
Environmental Risk Assessments
conducted in the risk categories identiﬁed
on the Group Environment Risk Scoreboard
1.25%
1.22%
39 total bow-ties
completed
Two (2) additional
bow-tie analysis
completed
Three (3) additional
bow-tie analysis
completed
Four (4) additional
bow-tie analysis
completed
Health: Site compliance with the global
safety standards on occupational
environment and health, wellbeing and
ﬁtness for work
2.50%
2%
96%
90%
compliance
95%
compliance
100% compliance
Community: Number of human rights
violations
1%
0.0%
3 Human rights
violations
2 human rights
violations
1 human rights
violation
0 human rights
violations
Production loss events as a result of
community unrest
1%
1%
0%
0.4% of annual
budgeted production
0.25% of annual
budgeted production
0.15% of annual
budgeted production
Total % for company performance
100%
80.24%
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
2017 cash settled LTIP awards
Final cash settled LTIP (CSLTIP) awards
were allocated in 2017, under the previous
policy. A total number of 2,572,437 awards
were allocated to 123 senior employees. The
average overall number per Stratum level
(as a percentage of base salary) allocated is
as follows:
2017 Comparator benchmark ranking
Stratum level
Average 2017 allocation
(as % of base salary)
IV L
60%
IV H
80%
V L
80%
VI L
197%
VI H
200%
VII L
200%
While we envision the 2017 CSLTIP to be cash
settled, the company maintains the option to
settle in shares bought on market.
The 2017, LTIP introduced two new measures, namely absolute total shareholder return and normalised cash return on equity (nCROE). The full measures are as follows:
2017 LTIP performance measure
Target
weighting
Threshold
measures
Target measures
Stretch measures
Financial
Measures
Relative TSR: Three-year relative ranking with the
selected comparator group. The comparators are:
Barrick, Gold Fields, Harmony, Newmont, Kinross,
Goldcorp, Gold ETF (World Gold Council SPDR
classiﬁcation), Randgold, Newcrest and Sibanye-
Stillwater
15%
Median TSR of
comparators
Halfway between
median and
upper quartile
Upper quartile
TSR of
comparators
Absolute total shareholder return
15%
USD COE
USD COE + 2%
USD COE + 6%
Normalised cash return on equity (nCROE)
20%
USD COE
USD COE + 2%
USD COE + 6%
Portfolio
optimisation
•
Project delivery Kibali (2%), Siguiri (4%), Sadiola (4%)
20%
As per the detailed project delivery matrix
approved by the Remco
•
Asset optimisation as deﬁned by the Management
Action Plan (10%)
As deﬁned by the Management Action Plan
Future
optionality
•
Mineral Resource
20%
10.71
17.13
21.41
•
Ore Reserve (pre-depletion, asset sales and disposals)
3.17
5.08
6.34
•
Delivery of Colombian Ore Reserve
Measured against budget and schedule
Core value:
People
•
Strategic coverage ratio
10%
1:0.60
1:0.70
1:0.85
•
Retention of top talent pool
12% turnover pa
8% turnover pa
5% turnover pa
Core value:
Safety
•
Major hazard management
±20%
95% critical
control
compliance
97.5% critical
control
compliance
100% critical
control
compliance
Total
100%
Note: COE = Cost of equity
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
Vesting outcomes of the 2015 LTIP awards
The LTIP distribution reﬂects ongoing below threshold TSR performance over the three-year period. The table below summarises AngloGold
Ashanti’s 2015 LTIP metrics, their weightings, and performance against these metrics, which will vest in 2018:
2015 LTIP performance measure
Target
weighting Achievement
Threshold
measures
Target
measures
Stretch
measures
Total
Shareholder
return
Three-year relative ranking with the selected
comparator group. The comparators are: Barrick,
Gold Fields, Harmony, Newmont, Kinross, Goldcorp,
Gold ETF (World Gold Council SPDR classiﬁcation),
Randgold, Newcrest and Sibanye-Stillwater
50%
0.0%
Sliding scale:
50% – 60%
Sliding scale:
60% – 80%
Sliding scale:
80% – 100%
Portfolio
optimisation
– Project delivery
20%
12.3%
As per the detailed project delivery matrix
approved by the Remco
– Asset optimisation as deﬁned by the Management
Action Plan
As deﬁned by the Management Action Plan
Future
optionality
– Innovation SA technology
20%
11.9%
Measured against budget
– 2015 Mineral Resource (adjusted)
Plus 9Moz
Plus 14Moz
Plus 18Moz
– 2015 Ore Reserve (adjusted)
Plus 2.9Moz
Plus 4.6Moz
Plus 6Moz
Core value:
People
Strategic coverage ratio – measured as a % ratio
of key positions with at least one successor ready
within one year
10%
10.0%
1:0.50
1:0.60
1:0.75
Retention of top talent pool measured through key
staff retention (turnover excluding retrenchments,
retirements and deaths)
12% pa
8% pa
5% pa
Core value:
Safety
Percent of basic and leading controls adopted and
fully implemented
±20%
Multiplier
+20%
Basic controls:
90%
Basic controls:
100%
Leading
controls: 50%
Basic controls:
100%
Leading
controls: 90%
Percent of front-line supervisors trained and found
competent in both safety leadership and hazard and
risk management
85% front line
supervisors
trained
and found
competent
90% front line
supervisors
trained
and found
competent
95% front line
supervisors
trained
and found
competent
Total
100%
41.0%
The LTIP performance over the past ﬁve
years is illustrated below:
LTIP percentage achieved
(%)
37.4
32.4
41.0
26.1
37.2
2013
2014
2015
2016
2017
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Total remuneration outcomes:
Srinivasan Venkatakrishnan:
Chief Executive Ofﬁcer
Start date:
1 July 2000
Notice period:
12 months
Change of control: (as described in the Remuneration Policy section
“Change of control and notice periods”) on page 181:
12 months
REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
Chief executive officer – pay elements
(Rm)
13
5
11
17
35
5
13
5
6
9
26
3
13
5
8
2
Maximum
Target
Actual
Base salary
Note: For below threshold performance there are no performance rewards
LTIP
Benefits
BSP cash bonus
BSP shares
CIP
The total actual pay for Mr Venkatakrishnan in 2017 that could result from the remuneration policy as stated above is shown in relation to target and maximum earning potential. As Mr Venkatakrishnan did not exercise shares in 2017, his actual pay only shows CIP matching.
Achievements 2017
Maximum bonus opportunity:
(as % of base pay)
Final bonus result:
(as % of base pay)
80%
62.93%
Key achievements in the year:
•
Improved safety performance with the
South African region recording its longest
ever fatality-free run of 349 days and
the International Operations recording
467 days without a fatal accident.
Unfortunately the South Africa region
faced a signiﬁcant setback in the fourth
quarter of 2017, when there were
seven fatalities
•
Production performance was turned
around. Met or exceeded group
production targets for four successive
quarters, despite a poor start in the South
African region for the ﬁrst quarter 2017.
Final production numbers exceeded the
top end of production guidance and
annual stretch budget
•
Tight capital discipline was maintained with
all capital expenditure being optimised and
reduced without impacting on the integrity
of the business
•
The South Africa region was successfully
restructured and the sales of Moab
Khotsong and Kopanang concluded,
saving a signiﬁcant number of jobs
•
Progressive work on the Obuasi project
was undertaken. The ﬁscal, development
and security agreements have been
signed and are awaiting ratiﬁcation by the
Ghanaian parliament
•
Improved production, optimised costs
and rationalised capital expenditure
assisted in maintaining debt and ﬁnancial
covenant levels stable, notwithstanding
increased investment
•
Colombian projects were rationalised and
the strategy re-set to meet group needs.
The Gramalote prefeasibility study is largely
complete and the maiden Ore Reserve has
been declared
•
Further development of brownﬁelds
expansion projects progressed on the
Siguiri hard rock expansion and power
plant project, the Geita power plant, the
underground mine at Tropicana and related
plant enhancements, and at Sunrise Dam
•
Developed internal succession capability in
key roles, improved the succession cover
ratio and retention of key talent
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
CEO’s performance bonus outcome – 2017
2017 performance year bonus outcome
Weighting
Outcome
Financial performance targets:
Production (000oz)
20%
20.00%
All-in sustaining costs ($m)
20%
19.18%
Adjusted free cash ﬂow ($m)
20%
20.00%
Project delivery/capital expenditure
10%
8.84%
2015 Ore Reserve pre-depletion (Moz)
8%
8.00%
Safety, health and environment
22%
4.22%
Total % for company performance
100%
80.24%
x
Organisational performance weighting
70.00%
=
A – Organisational performance weighted outcome
56.17%
Individual performance results:
Actual individual targets and strategic objectives are not
individual performance weighting
30.00%
x
Maximum performance rating bonus correlation
75.00%
=
B – Maximum bonus opportunity based on
individual performance
22.50%
Total % of maximum bonus pay opportunity (A+B)
78.67%
x
Maximum bonus opportunity (as % of base pay)
80.00%
=
Final bonus result (as % of base pay)
62.93%
x
Base pay during the year
13,318,320
=
Annual bonus
8,381,805
CEO vesting outcome of the 2015 LTIP awards
2015 LTIP performance measures
Weighting
Outcome
Total shareholder return
50%
0.00%
Portfolio optimisation
20%
12.30%
Future optionality
20%
11.90%
Core value: People
10%
10.00%
Total
100%
34.20%
Core value: Safety multiplier
±20%
6.84%
A – LTIP performance measures
41.04%
B – Number of shares allocated in 2015
230,875
2015 number of shares allocated based on 200%
of annual basic salary
x
C – Share price as at 23 February 2018
115.00
=
Value of 2018 vesting
10,896,377
Note: the above value is an estimate and the actual value can only be determined based on the share price as at the date when the award is exercised
In 2014, the CEO started a bursary scheme in conjunction with University of Witwatersrand,
South Africa. It is aimed at supporting the education of deserving historically disadvantaged
South African students from our operating areas, with a strong bias in favour of women. Total contributions by the CEO into the bursary have been R2.25m since the start, which has been matched equally by the company.
So far, the bursary has beneﬁtted, in whole or in part, 25 students, of whom 20 have graduated with a degree. A number of them have completed their Honours and three students have gone on and successfully passed their Initial Test of Competency (ITC) Board examination, conducted by the South African Institute of Chartered Accountants. The bursary is currently supporting four remaining students and the CEO and the company, are working with the University of
Witwatersrand on how best to utilise the surplus currently in the fund to assist those who are presently registered at the university, and in need of funding.
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
Total remuneration outcomes:
Christine Ramon
Chief Financial Ofﬁcer
Start date:
1 October 2014
Notice period:
6 months
Change of control: (as described in the Remuneration Policy section
“Change of control and notice periods”) on page 181:
6 months
Chief financial officer – pay elements
(Rm)
8
1
6
9
18
3
8
1 3
5
13
1
8
1
5
1
Maximum
Target
Actual
Base salary
Note: For below threshold performance there are no performance rewards
LTIP
Benefits
BSP cash bonus
BSP shares
CIP
Total actual pay for Ms Ramon in 2017 that could result from the remuneration policy as stated
above is shown in relation to target and maximum earning potential. As Ms Ramon did not exercise shares in 2017 pay only reﬂects CIP matching.
Achievements 2017
Maximum bonus opportunity:
(as % of base pay)
Final bonus result:
(as % of base pay)
Key achievements in the year:
•
Fully managed AngloGold Ashanti’s liquidity requirements, ensuring all key metrics remained intact
•
Successfully reviewed group-wide tax exposures and opportunities
•
Maintained stable debt and ﬁnancial covenant levels, despite increased investment spend
•
Portrayed strong leadership in the successful integration of the Finance and Group Tax functions into the various operations by being actively involved at an operational level and with people and the cost drivers
•
Actively participated in the professional ﬁnancial and accounting policy formulation industry bodies
70%
54.70%
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REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
CFO’s performance bonus outcome – 2017
2017 performance year bonus outcome
Weighting
Outcome
Financial performance targets:
Production (000oz)
20%
20.00%
All-in sustaining costs ($m)
20%
19.18%
Adjusted free cash ﬂow ($m)
20%
20.00%
Project delivery/capital expenditure
10%
8.84%
2015 Ore Reserve pre-depletion (Moz)
8%
8.00%
Safety, Health and Environment
22%
4.22%
Total % for company performance
100%
80.24%
x
Organisational performance weighting
60.00%
=
A – Organisational performance weighted outcome
48.14%
Individual performance results:
Actual individual targets and strategic objectives are not
individual performance weighting
40.00%
x
Maximum performance rating bonus correlation
75.00%
=
B – Maximum bonus opportunity based on
individual performance
30.00%
Total % of maximum bonus pay opportunity (A+B)
78.14%
x
Maximum total bonus opportunity (as % of base pay)
70.00%
=
Final bonus result (as % of base pay)
54.70%
x
Base pay during the year
8,422,943
=
Annual bonus
4,607,417
CFO vesting outcome of the 2015 LTIP awards
2015 LTIP performance measures
Weighting
Outcome
Total shareholder return
50%
0.00%
Portfolio optimisation
20%
12.30%
Future optionality
20%
11.90%
Core value: People
10%
10.00%
Total
100%
34.20%
Core value: Safety multiplier
±20%
6.84%
A – LTIP performance measures
41.04%
B – Number of shares allocated in 2015
114,637
2015 number of shares allocated based on 200%
of annual basic salary
x
C – Share price as at 23 February 2018
115.00
=
Value of 2018 vesting
5,410,408
Note: the above value is an estimate and the actual value can only be determined based on the share price as at the date when the award is exercised
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Shareholder information

Non-executive directors’ fees and allowances
The board has elected to not to take an increase in 2017, given prevailing market conditions. This will be the ﬁfth consecutive year that the non-executive directors have not received an increase.
The table below summarises directors’ fees for the period as well as the comparative totals for 2016 and 2015:
Director fees
Committee
fees
Travel
allowance
Total
Total
Total
US dollars
2017
2016
2015
SM Pityana (Chairman)
312,500
59,750
–
372,250
378,250
411,250
AH Garner
123,500
43,500
33,750
200,750
199,500
203,750
LW Nkuhlu
(1)
43,500
33,500
–
77,000
255,750
260,250
MJ Kirkwood
123,500
68,500
38,750
230,750
249,500
241,750
NP January-Bardill
123,500
56,000
–
179,500
189,500
189,250
R Gasant
123,500
58,500
–
182,000
193,250
195,250
RJ Ruston
123,500
56,000
32,500
212,000
230,750
226,250
MDC Richter
123,500
48,500
31,250
203,250
199,500
204,250
DL Hodgson
123,500
43,500
–
167,000
175,750
180,250
SV Zilwa
(2)
90,000
45,000
–
135,000
–
–
Total
1,310,500
512,750
136,250
1,959,500
2,071,750
2,112,250
(1)
Director retired with effect from 16 May 2017
(2)
Director joined with effect from 1 April 2017
REMUNERATION REPORT CONTINUED
Section three: Remuneration Implementation Report – January to December 2017
Shareholder vote on non-executive directors’ remuneration
The table below sets out the results of the vote on non-executive director’s remuneration in 2017, as well as the vote on remuneration at the 2016 and
2015 annual general meetings.
Remuneration of non-executive directors
Vote
for
Vote
against
Vote
withheld
16-May-17
98.31
1.69
0.30
04-May-16
91.25
8.76
0.12
06-May-15
89.21
10.79
0.77
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APPROVALS
AND ASSURANCES
AngloGold Ashanti’s annual
reports for the 2017 financial
year have been approved and
assured as follows:
<IR>
Integrated
Report 2017
The Integrated Report for the year ended
31 December 2017 was recommended by
the Audit and Risk Committee for approval by
the board, and was approved by the board of
directors on 19 March 2018.
<AFS>
Annual Financial
Statements 2017
The Annual Financial Statements for the year
ended 31 December 2017 were approved
by the board of directors on 19 March 2018.
The ﬁnancial statements were prepared by the
corporate reporting staff of AngloGold Ashanti
Limited, headed by Meroonisha Kerber, the
group’s Senior Vice President: Finance. This
process was supervised by Christine Ramon,
the group’s Chief Financial Ofﬁcer, and
Srinivasan Venkatakrishnan, the group’s Chief
Executive Ofﬁcer.
In accordance with the Companies Act, No.
71 of 2008, as amended, the Annual Financial
Statements for AngloGold Ashanti Limited,
for the year ended 31 December 2017, were
audited by Ernst & Young Inc., the company’s
independent external auditors, whose unqualiﬁed
audit report can be found in the
<AFS>
.
<R&R>
Mineral Resource and Ore
Reserve Report 2017
The Mineral Resource and Ore Reserve
information as included in the Integrated
Report was approved by the board of directors
on 19 March 2018.
The chairman of the Mineral Resource
and Ore Reserve Steering Committee is
responsible for AngloGold Ashanti’s Mineral
Resource and Ore Reserve processes and
systems and is satisﬁed that, as reported in
the
<R&R>
, the Competent Persons have
fulﬁlled their responsibilities.
<SDR>
Sustainable Development
Report 2017
The
<SDR>
was approved by the board of
directors on 19 March 2018. Independent
combined reasonable and limited assurance of
this report was provided by Ernst & Young Inc.
Picture:
AGA Mineração, Brazil
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SHAREHOLDER
AND CORPORATE
INFORMATION
SECTION 6
We provide information relating to our shareholders and useful administrative detail relating to the company.
Shareholder information
196
Forward-looking statements
198
Administration and corporate information
199
Picture:
Iduapriem, Ghana
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SHAREHOLDER
INFORMATION
AngloGold Ashanti Limited
(Registration number
1944/017354/06) was incorporated
in the Republic of South Africa in
1944 and operates under the South
African Companies Act No. 71 of
2008, as amended, with a primary
listing on the JSE in South Africa.
Company history – in brief
AngloGold Limited was founded in June 1998
with the consolidation of the gold mining interests
of Anglo American. The company, AngloGold
Ashanti in its current form, was formed in April
2004 following the business combination of
AngloGold Limited (AngloGold) with Ashanti
Goldﬁelds Company Limited (Ashanti).
Stock exchange listings
AngloGold Ashanti is an independent
gold producer with a diverse spread of
shareholders comprising the world’s largest
ﬁnancial institutions.
At the end of December 2017, AngloGold
Ashanti had 410,054,615 ordinary shares in
issue and a market capitalisation of $4.18bn
(2016: $4.29bn). As at 19 March 2018, the
date of this report, the market capitalisation
was $3.71bn.
The primary listing of the company’s ordinary
shares is on the JSE in South Africa. Its ordinary
shares are also listed on stock exchanges in
New York (NYSE), in the form of American
Depositary Shares (ADSs), in Australia, in
the form of Clearing House Electronic Sub-
register System (CHESS) Depositary Interests
(CDIs) and in Ghana, in the form of Ghanaian
Depositary Shares (GhDSs).
Shareholder diary
•
Financial year end: 31 December
•
Suite of 2017 annual reports published:
29 March 2018
•
Annual general meeting: 16 May 2018
Change of details
Shareholders are reminded that the onus is
on them to keep the company, through their
nominated share registrars, apprised of any
change in their postal address and personal
particulars. Similarly, where shareholders
receive dividend payments electronically (EFT),
they should ensure that the banking details
which the share registrars and/or CSDPs have
on ﬁle are correct.
Annual reports
The 2017 suite of annual reports is available
on the corporate reporting website,
www.aga-reports.com.
Shareholdings
The top 10 shareholders together own 38.33%
of the shares in issue. There is one shareholder
with a holding exceeding 5% of the total
ordinary issued share capital. A comparison of
the top 10 shareholders and their holdings is
as follows:
The Bank of New York Mellon holds
159,347,405 shares, being a holding of 39%
(2016: 176,085,993 shares, a holding of
43%), through various custodians in respect
of AngloGold Ashanti’s American Depositary
Share Programme on the NYSE.
As at 31 December 2017, the top 10 shareholders in AngloGold Ashanti were:
Rank
Shareholder
No. of shares
% of issued
share capital
1
BlackRock Inc (Combined)
38,926,159
9.49
2
Public Investment Corporation (Pretoria)
25,808,607
6.29
3
VanEck Global (New York)
18,860,494
4.60
4
Investec Group (Combined)
17,799,709
4.34
5
Dimensional Fund Advisors (London)
16,228,876
3.96
6
Old Mutual (Combined)
15,560,591
3.79
7
The Vanguard Group, Inc (Combined)
15,215,012
3.71
8
Paulson & Co (New York)
12,782,400
3.12
9
State Street Corporation (Combined)
10,049,336
2.45
10
Franklin Resources (Combined)
7,805,748
1.90
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SHAREHOLDER
INFORMATION
CONTINUED
Dividend policy
Dividends are proposed by, and approved by
the board of directors of AngloGold Ashanti,
based on the company’s ﬁnancial performance.
For the year ended 31 December 2017, the
directors of AngloGold Ashanti declared a gross
cash dividend per ordinary share of 70 South
African cents (assuming an exchange rate
of R11.66/$, the gross dividend payable per
ADS is equivalent to 6 US cents). The dividend
policy now provides for an annual dividend
payment to be based on 10% of the free cash
ﬂow generated by the business for that ﬁnancial
year, before growth capital expenditure. The
board will exercise its discretion on an annual
basis, taking into consideration the prevailing
market conditions, balance sheet ﬂexibility and
future capital commitments of the group.
Withholding tax
On 1 April 2012, the South African government
imposed a withholding tax on dividends and
other distributions payable to shareholders. The
withholding tax rate was increased from 15% to
20% with effect from 1 March 2017.
Annual general meeting
Shareholders on the South African register
who have dematerialised their shares in the
company (other than those shareholders
whose shareholding is recorded in their own
names in the sub-register maintained by their
CSDP) and who wish to attend the annual
general meeting to be held on 16 May 2018
in person, will need to request their CSDP or
broker to provide them with the necessary
letter of representation in terms of the custody
agreement entered into between them and the
CSDP or broker.
Voting rights
The Companies Act provides that if voting is
by a show of hands, any person present and
entitled to exercise voting rights has one vote,
irrespective of the number of voting rights that
person would otherwise be entitled to. If voting
is taken by way of poll, any shareholder who is
present at the meeting, whether in person or
by duly appointed proxy, shall have one vote
for every share held.
There are no limitations on the right of non-South
African shareholders to hold or exercise voting
rights attaching to any shares of the company.
CDI holders are not entitled to vote in person at
meetings, but may vote by way of proxy.
Options granted in terms of the share incentive
scheme do not carry rights to vote.
Shareholder spread as at 31 December 2017:
Class of shareholder
Number of
shares held
% of total
shares in issue
Number of
shareholders
% of total
shareholders
Public shareholders
403,380,942
98.38
11,916
99.92
Non-public: Directors
300,023
0.07
8
0.07
Strategic holdings
(government of Ghana)
6,373,650
1.55
1
0.01
Total 410,054,615
100.00
11,925
100.00
Stock exchange data
High
(R or $/share)
Low
(R or $/share)
Average
(R or $/share)
Volume
traded
(000)
Ave monthly
volume traded
(000)
JSE
2017
183.50
116.65
141.55
461,832
1,818
2016
317.00
114.80
209.18
507,000
1,772
NYSE
2017
13.52
8.94
10.59
2,520
3,036
2016
22.65
7.33
14.35
3,762
4,190
Source: Bloomberg
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Certain statements contained in this
document, other than statements of historical
fact, including, without limitation, those
concerning the economic outlook for the gold
mining industry, expectations regarding gold
prices, production, total cash costs, all-in
sustaining costs, all-in costs, cost savings
and other operating results, productivity
improvements, growth prospects and outlook
of AngloGold Ashanti’s operations, individually
or in the aggregate, including the achievement
of project milestones, commencement and
completion of commercial operations of
certain of AngloGold Ashanti’s exploration
and production projects and the completion
of acquisitions, dispositions or joint venture
transactions, AngloGold Ashanti’s liquidity and
capital resources and capital expenditures
and the outcome and consequence of any
potential or pending litigation or regulatory
proceedings or environmental health and
safety issues, are forward-looking statements
regarding AngloGold Ashanti’s operations,
economic performance and ﬁnancial
condition. These forward-looking statements
or forecasts involve known and unknown
risks, uncertainties and other factors that
may cause AngloGold Ashanti’s actual
results, performance or achievements to
differ materially from the anticipated results,
performance or achievements expressed or
implied in these forward-looking statements.
Although AngloGold Ashanti believes that the
expectations reﬂected in such forward-looking
statements are reasonable, no assurance can
be given that such expectations will prove
to have been correct. Accordingly, results
could differ materially from those set out in
the forward-looking statements as a result of,
among other factors, changes in economic,
social and political and market conditions, the
success of business and operating initiatives,
changes in the regulatory environment
and other government actions, including
environmental approvals, ﬂuctuations in gold
prices and exchange rates, the outcome of
pending or future litigation proceedings, and
business and operational risk management.
For a discussion of such risk factors, refer to
AngloGold Ashanti’s annual reports on Form
20-F ﬁled with the United States Securities
and Exchange Commission. These factors
are not necessarily all of the important
factors that could cause AngloGold Ashanti’s
actual results to differ materially from
those expressed in any forward-looking
statements. Other unknown or unpredictable
factors could also have material adverse
effects on future results. Consequently,
readers are cautioned not to place undue
reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation
to update publicly or release any revisions
to these forward-looking statements to
reﬂect events or circumstances after the
date hereof or to reﬂect the occurrence of
unanticipated events, except to the extent
required by applicable law. All subsequent
written or oral forward-looking statements
attributable to AngloGold Ashanti or any
person acting on its behalf are qualiﬁed by
the cautionary statements herein.
Non-GAAP ﬁnancial measures
This communication may contain certain “Non-
GAAP” ﬁnancial measures. AngloGold Ashanti
utilises certain Non-GAAP performance
measures and ratios in managing its business.
Non-GAAP ﬁnancial measures should be
viewed in addition to, and not as an alternative
for, the reported operating results or cash
ﬂow from operations or any other measures
of performance prepared in accordance with
IFRS. In addition, the presentation of these
measures may not be comparable to similarly
titled measures other companies may use.
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
FORWARD-LOOKING
STATEMENTS
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ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)
GhSE: (GhDS) AGA
AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors: Ernst & Young Inc.
Ofﬁces
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z504
6, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302
235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone:
+1 866-244-4140
(Toll free in USA)
or +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECTSM
BoNY maintains a direct share purchase and
dividend reinvestment plan for
AngloGold Ashanti
Telephone: +1-888-BNY-ADRS
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Ofﬁcer)
KC Ramon
^
(Chief Financial Ofﬁcer)
Non-Executive
SM Pityana
^
(Chairman)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
SV Zilwa
^
* British
§
Indian
# American
~ Australian
^
South African
Ofﬁcers
Executive Vice President – Legal, Commercial
and Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
2256/17
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www.anglogoldashanti.com / www.aga-reports.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: March 29, 2018
By:
/s/ M E SANZ PEREZ________
M E Sanz Perez
Name:
Title:
EVP: Group Legal, Commercial & Governance